Exhibit 15.1

SWEDISH ANNUAL REPORT

FOR 2016 IN ENGLISH

(ADJUSTED VERSION)

CONTENTS

The business

Ericsson in brief	1

CEO dialogue	2

This is Ericsson	4

Profit improvement	5

This is the market	7

The customers	10

Networks	11

IT & Cloud	13

Media	16

Global presence 24/7	18

Customer Group Industry and Society	19

Customer Group IPR & Licensing	20

The People	21

Sustainability and corporate responsibility	23

Reporting structure 2016	25

Letter from the Chairman	27

Financials

Board of Directors’ report	28

Report of independent registered public accounting firm	43

Consolidated financial statements	44

Notes to the consolidated financial statements	51

Management’s report on internal control over financial reporting	92

Risk factors	93

Forward-looking statements	102

Corporate Governance

Corporate Governance report, 2016	103

Remuneration report	131

Shareholders

Ericsson and the Capital market	135

Share information	138

Other information

Five-year summary	142

Alternative Performance Measures (APM)	143

Financial terminology and Exchange rates	148

Glossary	149

Shareholder information	150

Ericsson Annual Report on Form 20-F 2016

THE BUSINESS – Ericsson in Brief

ERICSSON IN BRIEF

Ericsson’s vision is a Networked Society where every person and every industry is empowered to reach their full potential. The potential of the Networked Society lies in transformation through mobility. Transformation in the way people organize their individual lives and carry out vital tasks. Transformation in the way we work, the way we share information, and the way we do business. Transformation in the way we consume and the way we create. To realize the vision of a Networked Society, Ericsson provides industry-leading high performing solutions for Networks, IT & Cloud and Media. The aim is to develop, produce and offer products and services with excellent and sustainable performance, at the right cost. In the fast developing ICT (Information and Communications Technology) landscape, the ambition is to be a preferred transformation partner for existing and new customers.

Ericsson has its headquarters in Stockholm, and the Ericsson share trades on Nasdaq Stockholm and on NASDAQ, New York.

Changes in Ericsson’s organization and in the Company’s reporting structure

Starting July 1, 2016, Ericsson has implemented a series of organizational and structural changes. The new organizational structure focuses on meeting changing customer requirements and on capturing market opportunities to strengthen strategy execution and drive growth and profitability.

The financial reporting during 2016 has been based on the same segment structure as 2015 with the three reporting segments Networks, Global Services and Support Solutions.

From January 1, 2017, financial reporting is done according to a new structure, with three new financial reporting segments, Networks, IT & Cloud and Media. The new segments contain both products and services and the structure aligns company reporting with strategy execution in a simpler and more transparent way.

In this Annual Report, Ericsson’s operations are described according to the new organizational structure, while all financial data except for impairment testing of intangible assets and goodwill are made according to the prior financial reporting structure Networks, Global Services and Support Solutions.

Ericsson Annual Report on Form 20-F 2016

THE BUSINESS – CEO dialogue

SHIFTING FOCUS FROM GROWTH TO PROFITABILITY

Ericsson’s CEO Börje Ekholm and Jan Frykhammar, who served as CEO July 2016 – mid January 2017, discuss a number of issues concerning 2016 and important topics for the Company going forward.

What’s your reflection on the year 2016?

Jan | The negative trend with low mobile broad band investments accelerated through 2016, especially in markets with a weak macro-economic environment. As a result, the leadership team and I have been fully committed to the work to reduce cost and improve efficiency, in order to secure resilience and competitiveness for the company. The cost and efficiency program, which was intensified in the second half of 2016, is expected to reduce the annual run rate of operating expenses, excluding restructuring charges, to SEK 53 billion in the second half of 2017. This is to be compared with SEK 63 billion for full-year 2014.

Börje | Operators continued to be cautious with investments in equipment as their revenues overall have come under pressure. This was reflected in our results in 2016 which did not reach our expectations. The short-term reality is that growth is limited and we have to adjust to that and prioritize what to focus on. The first task is to establish profitability and adjust the size of our operations to the demand level.

What do you consider to be the most important event during 2016?

Jan | This has been a very special year for me. I took on the role as a CEO mid-year with the ambition to stay until the search for a new CEO was completed.

During 2016 our ambition was to unite the company around the shift in focus from growth to profitability. The successful execution of the intensified activities during the second half of the year is a clear sign that the mindset of the organization has changed, enabling us to continue our work to improve profitability.

Börje | After 10 years as member of the board I got the question if I wanted to assume the day-to-day leadership of Ericsson. One of the major reasons to why I accepted was that I believe that Ericsson is a great company and that there is great business potential to exploit. This company has connected billions of people and soon we will connect many machines. Another reason to accepting the job is that I do not have anything against challenges – on the contrary. They trigger me. Thus, I look forward to refining the strategy to focus investments into areas where Ericsson both can and must win. Even if I have a decade of experience working for Ericsson as a board member, I am assuming this new responsibility with humility, understanding there is much left for me to learn.

How will Ericsson restore profitability?

Jan | As reported in 2016, the cost and efficiency program is progressing towards the target. During the year, we have pushed for strong accountability and focus on performance throughout the company. The program has been expanded to adjust the organization to lower sales volumes, and the priority has been to execute on the cost-out activities and to reduce working capital.

During 2016, operating expenses were significantly reduced through headcount reductions around the world. As the sales decline impacted the gross margin negatively, we also intensified the focus on reducing cost of sales, and thereby improving the gross margin.

Börje | Only consistent profitability and strong cash flow will provide us the freedom to continue investing in our research & development and into our future growth. In the near term, this means we prioritize profitability over growth. We aim at establishing competitive cost structures across all parts of our operations and our portfolio and continue to execute on our ongoing cost and efficiency program. We are also reviewing our overall priorities to focus on the most attractive areas. This effort involves key teams in the company, to secure quality of decisions and speed in implementation once decisions are made. All these activities are done to ensure that we remain at the forefront of technological development – building on the combined strength across products, services and solutions.

How will Ericsson work to further improve customer relations?

Jan | After I assumed the CEO position at the end of June the leadership team and I spent three months visiting a majority of Ericsson’s largest customers. In fact, the whole organization has been very active in 2016 in addressing the demands of our customers with the aim to support them in expanding their businesses, monetize on their business ideas and help them keep pace with the latest industry developments. The new organization, effective from July 1, has been developed to mirror our customers’ way of working and to better meet the needs of different customer segments.

Börje | Our task is to make our customers successful, which in turn will make us successful. It may sound like a management cliché, but we need to make decisions foremost with the customer in mind, thereafter Ericsson and finally the individual business unit. We want to be a partner to our customers as it is through partnership we can add true value. It should be easy to do business with us, and we need to reduce the complexity and simplify our processes in order to be more agile in our responses to customers.

Ericsson Annual Report on Form 20-F 2016

What are Ericsson’s competitive strengths?

Jan | Our strength is in the combination of our technology and services leadership, combined with our global presence and scale. There is actually a natural competitive advantage in our unique combination of products and services, as the network depends on the services we deliver, and the other way around. Our 111,464 employees are seriously committed and have done a great job during 2016 despite the challenging environment.

Börje | Ericsson has shaped an entire industry and led global technology developments in mobility. We are only at the beginning of the mobility journey and as the networks and applications become even more important in a 5G connected world, our customers and the industry look for continuous innovation. Ericsson is built on amazing innovations and great people and our technology leadership is reflected in the 42,000 patents we have in our IPR portfolio. It is easy to quantify our technological strength. However, our competitive advantage arises when we can combine our products, with services and solutions.

Börje, could you comment on the strategic direction going forward?

Börje | As CEO of Ericsson one of my main tasks is to create a long-term strategic plan and execute on that. Emphasis will be on refining the strategy to focus investments into areas where we both can and must win. We need to ensure that Ericsson remains at the forefront of technological development – across our portfolio and markets.

Meeting changing customer requirements and capturing market opportunities is key to being successful and to achieve this we need to continue to build from our core strengths, in both products and services. The job is to ensure that Ericsson emerges as an even stronger leader, providing the industry and our customers with superior products, services and solutions.

In the near term, stability will be key to establishing a strong base for future growth. This means prioritizing profitability over growth, but also to diligently continue to work on efficiency and effectiveness across all operations.

Stockholm, February 24, 2017

Ericsson Annual Report on Form 20-F 2016

THIS IS ERICSSON

Ericsson provides high performing solutions for Networks, IT & Cloud, and Media. The company provides infrastructure, services and software to the telecom industry and other sectors. Ericsson has approximately 110,000 employees with customers in more than 180 countries.

During 140 years, Ericsson has delivered customer value by continuously evolving its business portfolio through its core assets – technology and services, global scale and skills. This, in combination with its business expertise, has resulted in a profound technology and services leadership. Ericsson believes that the Company’s technological and financial capability to adapt and the will to change are major competitive strengths.

Ericsson’s ability to transform its core business and its ambition to enter into new and adjacent markets are key to generating customer and shareholder value.

In 2016, approximately 67% of Ericsson’s business was related to services and software sales, compared with less than 50% ten years ago.

This change reflects the ongoing transformation from a hardware-centric business to one where the share of the software and services business continues to increase. However, competitive hardware also remains an important performance differentiator. The number of product platforms has been significantly reduced over time, while the scope has extended from mainly mobile infrastructure and related services to include IT, Cloud, support systems, media and new industry verticals. The workforce is also going through a transformation, reflecting the Company’s business and competence shift. In 2016, approximately 15,000 employees joined Ericsson and about 20,000 employees left the Company, resulting in a net reduction of 4,800 employees.

Ericsson Annual Report on Form 20-F 2016

PROFIT IMPROVEMENT

In order to restore profitability, Ericsson is focusing on three areas: efficiency improvements, monetize Networks and build success in IT & Cloud, Media and Industry and Society. The cost and efficiency program is progressing towards the target and has been expanded to adjust the organization to lower sales volumes.

Efficiency improvements

In November 2014, Ericsson launched a global cost and efficiency program with the aim to generate savings of SEK 9 billion during 2017, with half of the savings in operating expenses and the other half within cost of sales. On July 19, 2016, the Company announced additional activities, targeting a new lower annual run rate of operating expenses, excluding restructuring charges, of SEK 53 billion in the second half of 2017. This can be compared with SEK 63 billion for full-year 2014 and equates to double the previously targeted savings in operating expenses. All efficiency measures are progressing according to plan. Operating expenses were SEK 60.5 (64.1) billion in 2016 and operating expenses excluding restructuring charges amounted to SEK 56.4 (61.4) billion. Total restructuring charges in 2016 were SEK 7.6 (5.0) billion.

During 2016, the negative industry trends intensified and thus impacted demand for mobile broadband, especially in markets with a weak macro-economic environment. Ericsson’s sales in Europe also declined, as a result of lower capacity sales and the completion of large mobile broadband projects. The sales decline has impacted the gross margin negatively, and implemented cost reductions have not been sufficient to offset the effect. To adapt operations to a lower mobile broadband market, the Company has intensified actions to reduce cost of sales further. The Company’s ambition is to make cost of sales reductions visible in an improved gross margin in the second half of 2017 compared to full year 2016.

The scope of the global cost and efficiency program involves cost of sales reductions in service delivery and supply, as well as operating expense reductions in R&D and SG&A (Selling, General and Administrative expenses) including common support functions. Major elements of the cost of sales improvement plan include activities related to service delivery such as centralization, automation and standardization, and production related activities such as increased outsourcing and production site consolidation. The target is to increase production outsourcing to above 50% in 2017 from less than 40% in 2015. Major elements in the operating expense improvement plan involve headcount reductions and outsourcing. The shift in workforce and competence is also an important long-term, value driving priority.

Ericsson Annual Report on Form 20-F 2016

Monetize Networks

Ericsson’s strong position in both mobile infrastructure and telecom services has resulted in a large installed global base to build on, which Ericsson aims to monetize to increase sales and improve profitability. In telecom services, the Company monetizes its strong global footprint in managed services, with more than 300 ongoing contracts. In mobile infrastructure, the ambition is to increase capacity and software sales into the installed base. While market conditions are challenging in certain parts of the world, the Company continues its work to capture business opportunities as more markets shift from 3G to 4G. At the same time, the Company intends to capture growth on the strong 4G footprint with the ambition to extend its technology leadership in the emerging 5G market. The ambition is to lead in 5G transformation and thereby also strengthen profitability within the Networks business. Improving the Network Rollout business from negative to break-even or positive result is included in the monetize Network’s area.

Build success in IT & Cloud, Media and Industry and Society

Some of the attractive characteristics in the adjacent areas IT & Cloud, Media and Industry and Society are recurring revenues and a higher share of software and professional services. Over time, growth is primarily expected to be organic, complemented by selective acquisitions and a broad range of partnerships and collaborations. The overall ambitions of the partnerships, collaborations and selective M&A activities are to expand market footprint, strengthen competitive assets, fill portfolio gaps, and, above all, strengthen Ericsson’s ability to create value and to accelerate profitable growth. The strategic partnership with Cisco is an example of an important collaboration initiative.

The plan also includes expansion and capturing growth through the customer group Industry and Society in the industry verticals of utilities, transport and public safety by reusing Ericsson’s core offerings.

Ericsson Annual Report on Form 20-F 2016

THIS IS THE MARKET

Over the next few years, telecom networks will transform into open, horizontal and programmable platforms that can connect all clouds to all devices. The increasing amount of industry use cases, including autonomous cars, massive and critical machine-to-machine communications and the vast usage of sensors will require more spectrum – as well as new spectrum. This will add a new set of requirements to existing telecom networks, creating new business opportunities for Ericsson.

A market in transformation

The market is transforming, creating new needs for Ericsson’s customers. By applying network slicing and virtualization, the network can be segmented in a smart and efficient way. This enables operators to expand their business and address new enterprise segments and industry verticals. Ericsson has taken a broad approach with the ambition to lead and drive the digitalization and transformation of the telecom industry as well as of other industries including utility, transport, and public safety.

Global market trends

The overall macro environment in 2016 has been challenging, especially in emerging markets, with a negative impact on investment willingness in certain regions and markets. In developed markets, investments in Europe have been slow, while investments in the US have remained stable. Investments in China have continued on a high level driven by 4G deployments. Only about 40 percent of the world’s population was covered by 4G/LTE at the end of 2015, which means that there is a great need for additional mobile broadband coverage before the next technology, 5G, becomes available. The demand and interest in digital transformation enabled by 5G, IoT (Internet of Things) and Cloud has accelerated, while at the same time, the industry convergence continues across IT, telecom and media.

In 2022, Ericsson estimates that there will be around 10 billion mobile subscriptions (including cellular M2M) and over 6.8 billion connected smartphones. While the earlier generations of mobile technology offered connectivity to mobile phones and smartphones, the transition to the next generation, 5G, will involve devices beyond smartphones. Ericsson estimates that there will be 29 billion connected devices in 2022, of which 18 billion will be related to Internet of Things. Video is expected to represent 75% of all mobile traffic in 2022.

Ericsson Annual Report on Form 20-F 2016

New services and IoT communications have a wide variety of requirements on connectivity performance, coverage, security and reliability. Earlier generations of mobile technologies such as GSM and LTE operate on licensed spectrum. In 5G, licensed and unlicensed spectrum will be needed and both traditional (e.g. Wi-Fi, LTE) and new radio access technologies will be used. In the existing spectrum, 5G technology is an evolution of LTE networks and therefore backwards compatible with earlier generations of mobile communications, while the new spectrum will be addressed by new technologies. The technologies will interwork and offer strengthened capabilities to support a broad range of services.

Enriched mobile communications via smart-phones have different requirements than machine type of communications.

IoT communications also have different requirements depending on if it is critical or massive. Critical IoT might require high quality of service (QoS) or telecom grade connectivity, while the requirements of massive IoT applications such as smart sensors that connect to the cloud once in a while, are related to low cost, low energy consumption and low bandwidth.

In an environment with high data volumes, low latencies and a large number of devices, the architecture needs to be horizontalized. The benefits of a horizontal platform include the possibility to slice the network to allocate resources in the most optimal way and to connect a device to applications relevant to that device in the cloud.

Building network infrastructure in a cloud environment also requires a decoupling of network functions (software) from hardware, which is achieved through technology virtualization.

Ericsson Annual Report on Form 20-F 2016

5G

Ericsson is at the forefront of the 5G market, having signed 28 MoUs (Memorandum of Understanding) with operators, and with 20 different industry partners and some 45 universities and research institutes involved in the development of 5G. In addition, Ericsson is taking a leading and active role in 5G standardization globally. The Company expects 5G in large commercial deployments by 2020.

The 5G network will spur both business and technical innovation across many industries. Ericsson has several testbeds and is performing field trials of 5G radio technology, with larger pre-commercial operator trials planned for 2017.

5G forms a network where fixed and mobile services converge and will therefore also require a transformation of both the core network and the transport network. The network will consist of different access and connectivity solutions, driven by software, addressing the demands on mobile communications beyond 2020. The network will be sustainable, flexible and operationally scalable, addressing multiple industries and use cases. In fact, it will change the way the telecom industry has worked so far.

During the lifetime of traditional mobile communications, the development and adoption of new technology generations has been done through standardization processes and bodies. 5G is different as it will include devices beyond smartphones and therefore have more extensive adaption. Hence, the broad variety of use cases requires cross industry collaboration and a combination of conventional standardization and the use of Open source solutions. Thus, 5G will form a new global ecosystem with multiple use cases where Ericsson’s offering includes telecom transformation as well as digital transformation of other industries.

The increased traffic capacity and the very high data rates of 5G technology will require the development of a new flexible air interface, NX, and the introduction of new spectrum within the existing spectrum below 6 GHz, as well as new spectrum in higher frequency bands up to 100 GHz. As capacity needs have continued to grow, the use of spectrum has shifted towards higher frequencies where larger channel bandwidths are more easily found. Compared to 4G-licensed spectrum, the efficiency of 5G-licensed spectrum is significantly enhanced. Backhaul capacity also needs to evolve further to support future extreme capacity needs.

With data rates up to 100 times faster, network latency lowered by a factor of five, mobile data volumes 1,000 times greater than today’s, and battery life of remote cellular devices stretched to 10 years or more, 5G will enable new capabilities, of which greater efficiency, agile networks and seamless connectivity are a few examples. The 5G network will also, supported by its inherent sustainability characteristics, consume much less energy than earlier generations and be more cost efficient through automation and hardware optimization.

Ericsson Annual Report on Form 20-F 2016

THE CUSTOMERS

Ericsson’s main customers are telecom operators around the world, representing approximately 90% of revenues in 2016. In addition, the Company has customers in the selected industries of utility, transport and public safety. The IPR licensing business customer base is mainly handset suppliers.

Operators

For operators to be competitive, the telecom networks need to remain a relevant part of providing high quality user experience, and they need to deliver added value in new and unique ways. Operators focus on differentiating their offerings, investing in agile and efficient networks, managing the user experience and complexity and securing good coverage and performance for all services. During 2016, there has also been an increased operator focus on 5G and IoT, digital transformation and core network transformation.

As mobile data traffic and the number of devices continue to increase, operators need to invest in infrastructure that supports throughput, performance and the large volumes of devices. While quality of service is the foundation of success, some operators differentiate by investing in high performing networks, some by swiftly adapting to market conditions and others by being first in the market with uniquely designed service offerings.

Utility, transport and public safety

The industries of utility, transport and public safety use ICT technologies in the ongoing market transformation, which is driven by mobility and new evolving technologies including smart grids, intelligent transport systems and services. Customers in these industries use ICT as an enabler to enhance the customer experience through innovation as they develop new business models and form new ecosystems.

Handset suppliers

Ericsson’s revenues from IPR (Intellectual Property Rights) has a customer base mainly consisting of handset suppliers. Smartphones are based on mobile technology, and Ericsson’s essential patents cover 2G, 3G, and 4G technologies. Over the next few years the IPR and licensing customer base is expected by Ericsson to expand to suppliers of IoT-connected devices.

Ericsson Annual Report on Form 20-F 2016

THE BUSINESS – Business structure

NETWORKS

From 2017, the Networks segment consists of two business units, Network Products and Network Services. The overall focus is on evolving and managing access networks, including the development of hardware and software for next generation radio access and transport networks. Networks will be reported separately within the new reporting structure from 2017.

Introduction

In Networks, Ericsson supports its operator customers by leveraging the advantages of technology and services leadership. The portfolio of radio networks and backhaul solutions are based on industry standards and can also be industrialized and adjusted to meet the demands of other industry verticals. In addition, Ericsson’s services capabilities address operator demand in an increasingly complex network environment.

The new organizational structure enables a close set-up between products and services, and allows technology and services expertise to stay close to customers, which also supports simplicity and speed in the delivery process.

Market trends and addressable market

The addressable market for Networks is estimated by Ericsson to be USD 100 billion in 2016, including both products and services.

The competitive portfolio of radio networks and backhaul solutions are based on the technology platforms that the Company develops for telecom operators. Telecom operator revenues in developed markets have been flat during recent years, and investments in many emerging markets have been impacted by a weak macro-economic environment. These circumstances have impacted the overall RAN (Radio Access Network) equipment market, which is estimated by Ericsson to have declined by 10–15% in 2016. This trend is expected to prevail and the Company is estimating that the RAN equipment market will decline by 2–6% in 2017.

Offering – main components

Networks includes several generations of radio networks as well as small cells and microwave products. Ericsson offers hardware and software both for radio access and transport. The Company also has a broad and global range of product-related services comprising design, optimization, network rollout and customer support. In addition, Ericsson provides managed services, which is a vendor agnostic service business that manages operator networks regardless of the equipment supplier. The Company operates and manages any network, or integrates any network technology, regardless of the equipment that is currently installed.

Business model

Mobile broadband

Ericsson’s most traditional business model is mobile broadband, where the Company delivers and rolls out telecom networks including all

Ericsson Annual Report on Form 20-F 2016

necessary hardware and software. Key aspects for an operator to roll out a new technology – such as 4G/LTE – include satisfying end user demand in an efficient way, while maintaining a high-quality user experience and maximizing the revenue potential. When building network coverage across one or more geographic areas, the coverage phase, there is a large share of hardware, and the project often includes network rollout services. For Ericsson, the initial build-out or rollout phase is capital-intensive and has a lower-than-average gross margin. Currently LTE coverage is growing quickly in urban, suburban and rural areas in many countries, and Ericsson estimates that world population coverage by LTE technology will be above 80% in 2022.

When the network is up and running and demands for capacity expansions and quality improvements arise, profitability increases, driven by an increased share of software sales, network densification and less complex hardware installations, network optimization and customer support. This phase is called the capacity phase. The coverage phases are normally 1–2 years while the capacity phase lasts until the equipment is phased out, normally after 7–10 years in operation. One of the key drivers for increased capacity in the mobile networks is increased mobile data usage. Ericsson estimates that traffic generated by smart-phones alone will increase tenfold between 2016 and 2022.

Managed Services

In Managed Services, Ericsson takes over aspects of a customer’s business operation as a commitment over several years. The Managed Services business model includes three phases. The initial phase, the transition, is coupled with lower profitability, as it involves up-front costs when staff and expertise are transferred from the customer to Ericsson. In the second phase, the transformation phase, Ericsson introduces its global processes, methods and tools and implements a global delivery model. In the third phase, Ericsson focuses on optimization and industrialization by simplifying, implementing and consolidating resources, processes, methods and tools to allow for improved profitability. Managed services contracts are normally 5–7 years long. The first two phases last for 1–1.5 years while the optimization phase represents the remainder of the contract period.

The Company believes that it has reached a good balance of contracts in the transition, transformation and optimization phases.

Priorities

Ericsson is a leading and trusted network partner. Networks’ mid-term priorities are to leverage the installed base, improve profitability and increase the competiveness of its portfolio with the best total cost of ownership for its customers, as well as secure leadership in the evolution to 5G. To leverage the installed base Ericsson plans to grow its managed services and customer support business by addressing end user experience and network evolution, grow capacity sales and leverage new spectrum. In addition, the Company focuses on increasing the availability of its new radio platform Ericsson Radio System. To improve profitability and increase competitiveness, Ericsson is taking actions within Networks to improve R&D efficiency, change the supply strategy to fewer sites and a higher share of outsourced production, scale Ericsson Radio System deliveries, leverage its service delivery efficiency and promote industrialization and automation of tools and process in services delivery. In order to secure leadership in the evolution to 5G, Networks is offering capabilities for consultation and integration of solutions for 5G and IoT, is leveraging 5G software “plug-ins” (5G software features that can be applied to 4G networks) and is introducing the world’s first commercial 5G radio. In addition, the Company is driving the 5G ecosystem through collaboration with customers, universities and other industries and partnerships.

Ericsson Annual Report on Form 20-F 2016

IT & CLOUD

The IT & Cloud business includes two business units: IT & Cloud Products and IT & Cloud Services. The focus in IT & Cloud is to help telecom operators and selected enterprises through the digital transformations ahead. This is handled mainly in three domains: Support Systems (OSS and BSS), Telecom core and IT Cloud. IT & Cloud will be reported separately within the new reporting structure from 2017.

Introduction

The technology evolution driven by mobility, broadband, analytics, Internet of Things (IoT) and cloud is triggering a new wave of digital transformation. It is not only a technology shift but also a strong enabler for business transformation across many industries. For operators, three main business drivers for transformation can be defined:

•	Digital operations – using cloud, virtualization and automation to build a more agile and efficient network and operations

•

Digital engagement – as operators move from just selling connectivity to providing a full customer and application centric business, they need new tools and ways to constantly be able to engage with customers and partners

•	Digital services – the ability to innovate and introduce services in days, not months, using insights derived from data analytics to identify and capture new business

Digital transformation for operators is not only a way to stay competitive, it is also a necessary shift to prepare for the growing IoT business.

IT & Cloud address these emerging demands, and with its extensive product portfolio and comprehensive service offering, IT & Cloud is equipped to handle transformations.

The desired position for Ericsson is to become a leading digital business transformation partner in and across the support systems, Telecom core and IT Cloud domains.

Market trends and addressable market

IT & Cloud’s focus is on creating opportunities for operators to unlock the full potential of mobility, mobile broadband, analytics, IoT and cloud.

Digital transformation for operators is closely related to the support systems domain and is driven by the fact that today’s customers, both consumers and enterprises, exhibit different expectations and behavior compared to what

Ericsson Annual Report on Form 20-F 2016

many incumbent businesses are used to. This has resulted in many operators realizing that they need to embrace digital transformation to change the way they interact with their customers and to be able to provide a convenient and context-aware experience across all customer touch points. In addition, operators increasingly work with partners to participate in or drive ecosystems that accelerate innovation and increase value for consumers and industries. Lastly, to reach agility, automation and resource efficiency from software-defined infrastructure, virtualization of network functions and software-defined networking, operators are looking to transform their back-office operations and IT environments to take advantage of advanced analytics and machine learning technology.

The market for Telecom core transformation is driven by operators wanting the ability to address new enterprise segments cost efficiently, with new offerings, business models and use cases based on 5G or IoT, or both. This need is satisfied by using new Telecom core technologies like software-defined infrastructure and networking, virtualization, open systems and analytics, which allow the operator to slice its network to serve a particular industry or business segment, for example. Slicing provides dedicated yet dynamic resource utilization and quality assurance for each business, independent of others, at a much lower total cost for operators.

IT operations are under pressure to deliver speed, scalability and flexibility that meet business demands, while at the same time reducing CAPEX and OPEX. The virtualization of network functions and the related horizontal network architecture creates a market for cloud transformation and convergence of IT and networks. In addition, new cloud technology allows any enterprise to build cloud infrastructures to support their digital transformation, including architecture and economics equivalent to that of the traditional cloud service providers. The market also shows an increasing interest in making more use of public clouds for enterprise applications and in creating a hybrid cloud that shares resources from private and public clouds to run their workloads.

Offering – main components

Transformation implies journeys from the current state to a future state in many dimensions of the business. Ericsson’s IT & Cloud product and service portfolio provides customer solutions for all of the above mentioned transformation journeys. The Company believes that the ability to offer a combination of products, technology and expertise in networks, software, cloud and business processes is a significant competitive advantage. This ability is highly relevant to other industries as well as it enables expansion of the business beyond telecom operators even further.

IT & Cloud Services

With over 17,000 consultants and systems integrators building and using common best practices, service automation and asset tools, Ericsson is in a strong position to guide customers through the challenging, complex and in many cases multi-year transformation journeys. Ericsson’s services capabilities enable customer engagements ranging from consulting, setting the business direction and transformation plan, systems integration and building the new environment to establishing business processes and IT operations on behalf of the customer. The systems integrators implement the new solutions and migrate operations to the new environment, and the lifespan of the customers’ legacy applications can be extended with the Application Development and Modernization services.

Ericsson Annual Report on Form 20-F 2016

Support Systems products

Ericsson has a market leading comprehensive, pre-integrated and modular support systems (OSS and BSS) software offering for Revenue & Customer Management, Analytics, Service Orchestration, Assurance and Network Management. Improved end-user experience with personalized offerings, consistent and effortless omnichannel experiences, simplification of network complexity, 5G and IoT are all examples of drivers for a transformed support systems environment to become a digital operator or enterprise.

Telecom core products

Ericsson provides a complete end-to-end offering for communications services including IP Multimedia Subsystem (IMS) core, application servers, subscriber databases, mobile soft switch, VoLTE and evolved packet core. These network functions are offered as physical or virtual instances to suit a wide range of operator requirements. Ericsson has a leading portfolio of virtualized network functions and an end-to-end portfolio including Service Provider SDN to support orchestration of virtualized applications in an automated way. In addition, Ericsson also provides what is known as NFV infrastructure which is a common platform for network functions that are virtualized during transformation of the core network.

IT Cloud products

A cloud system contains a range of compute, storage and networking modules that work together to build a wide range of virtual systems. Ericsson’s Cloud Infrastructure offering entails software-defined data centers and hardware platforms, software-defined networks, open platform technologies and cloud management. One of the major products is the Hyperscale Datacenter System 8000 – a new generation of datacenter system that uses a disaggregated hardware architecture for better resource utilization.

Ericsson’s cloud infrastructure solutions are based on open source and OpenStack, making the solution relevant for any industry. It can be used for different businesses in different industries, ranging from telecom cloud to hyperscale software-defined infrastructure.

Business model

The traditional business model has been to offer products and services. This has over time developed towards project business with larger and more complex undertakings. The undertakings are becoming larger, turning into full transformation projects with business benefit goals, and they include hardware and software from multiple vendors. A transformation project can turn into an IT managed services contract where Ericsson operates the transformed environment on behalf of the customer. Over time there will also be as-a-Service models in the IT & Cloud market.

Priorities

The business and operational priorities for IT & Cloud are as follows:

•	Monetize the leading position – address the large installed customer base in Support Systems and Telecom core to extend the existing engagements and to grow the recurring revenues

•

Re-focus the go-to-market approach – leverage the relationship with operator Chief Technology Officers to address operator Chief Information Officers. Also investigate opportunities in the enterprise markets

•

Shift the portfolio – re-allocate product investments to support the growth areas, which are driven by digital transformations. This also includes the strategic partnership with Cisco to broaden the IP portfolio

•	Develop service delivery – modernize tools and methods for service automation, increase use of partners and open source and establish digital transformation centers for knowledge build-up and sharing

•	Shift people and competence – continue the shift towards IT, business process transformation and cloud competence

Ericsson Annual Report on Form 20-F 2016

MEDIA

Ericsson’s Media business offering includes products and services, and focuses on new market entry and expanding the Company’s footprint globally. The segment Media will be reported separately within the new reporting structure from 2017.

Introduction

Consumer behavior is a key driver in the transformation of the media market. As an increasing share of TV and video is accessed over a smart-phone, delivering seamless TV experiences on smartphones will be a basic requirement as well. Mobile video consumption is vastly outgrowing traditional linear consumption. Ericsson offers innovative solutions that enable content owners, broadcasters, TV service providers and network operators to efficiently deliver, manage and monetize new TV experiences. Ericsson’s ambition is to be a transformation partner – which shapes the future of TV. To show its commitment to the media business the segment Media brings together media products and services competence for Content owners, Broadcasters, TV service providers and Network operators to support Ericsson’s customers in the ongoing industry transformation.

Market trends and addressable market

The fragmented TV market includes IP technology, networks and the vast amount of video-enabled connected devices that are driving the transformation of the market. Ericsson estimates that the share of video traffic will increase to 75% of total mobile traffic in 2022, compared to 50% today. The industry convergence and competitive landscape require a new set of skills and there is an increased demand for outsourcing of media operations.

While the cable operator market is moving in the direction of all IP delivery, broadcasters are seeing increased competitive pressure from the telecom operators, which are moving into broadcasting by packaging and distributing content over broadband. They are expanding their business from controlling the bit pipe to also include production and control of content. This is reflected for example in AT&T’s move towards content and its proposed takeover of Time Warner, and in Verizon’s acquisition of AOL and Yahoo.

The over-the-top players (OTT) that create global offerings at lower price points constitute another group of competitors to broadcasters. Compared to the global over-the-top players, broadcasters have a strong advantage in their localized content. They know the culture and the local consumption habits, something that Ericsson in its offering is also trying to leverage. The aim is to be global but with a localized managed services model.

Offering – main components

Ericsson develops and delivers software-based solutions for TV and media and combines a product portfolio that spans the TV value chain, with systems integration and managed services. The portfolio includes compression, software and hardware-based video processing and storage, content publishing via set-top box or pure OTT, content delivery and analytics. Services include broadcast playout, media management, captioning, content discovery and Systems Integration. The end to end offering allows Ericsson to advise, guide, support, implement and manage its customers’ transformation in the evolution of TV.

Ericsson Annual Report on Form 20-F 2016

MediaFirst

At the core of Ericsson’s MediaFirst offering is the MediaFirst TV platform, which enables personalization, interactivity and multiscreen viewing capabilities. The platform is a software and cloud-based platform, which was developed to cater for the creation, management and delivery of next generation pay TV. Hence the MediaFirst portfolio includes the cloud TV platform, media delivery solutions and media processing.

Broadcast managed services

Every year, Ericsson Broadcast Services distributes more than 4 million hours of programming in more than 60 languages for more than 500 TV channels worldwide.

When Ericsson manages broadcast services, the Company handles the technical platforms and operational services including content logistics, library management, quality control, playout services, WebTV and mobile services. The Media service offering enables broadcasters to reduce time to market, minimize business continuity risk and achieve significant OPEX and CAPEX savings.

Package and Deliver managed services

Ericsson’s end-to-end Package and Deliver managed services offering includes the cloud media processing platform. The service platform utilizes cloud-based tools to deliver highly resilient, secure and flexible non-linear contribution, archiving and media processing. These services can deliver scalability, flexibility and elasticity to broadcasters, TV platforms and content owners.

Business model

Ericsson is moving towards a business model with a high degree of recurring software and service sales. In the new organization, Ericsson’s Media business centrally manages broadcast and cable customers. The go-to-market strategy is to move from a fragmented model to a more focused model to drive sales in selected top accounts. This will include geographical prioritization and involve both direct sales and partnering.

Priorities

Ericsson’s ambition is to be its customers’ video transformation partner. Focus is on capturing growth in media through increased software sales and expanding recurring revenues. Providing technology that brings cloud capabilities into the TV network, with the flexibility and elasticity needed to deploy software applications, continues to be a top priority. Ericsson’s ambition is to increase sales to non-operator customers and work with channel and portfolio partners, while capturing synergies from the new organization. The Company is transferring investments from legacy hardware based products to next-generation software and cloud based solutions, while focusing on a go-to-market model that drives profitable growth.

Ericsson Annual Report on Form 20-F 2016

GLOBAL PRESENCE 24/7

Ericsson is a global company, with customers in more than 180 countries. The Company has been present in many countries, such as China, Brazil and India, for more than 100 years. The go-to-market organization is based in 10 geographical regions and one region Other.

NORTH AMERICA -6%

Mobile broadband investments were stable. Professional Services sales were negatively impacted by a reduced scope in a Managed Services contract. Support Solutions sales declined due to delayed investment decisions by customers. The focus on 5G strongly increased, with trials ongoing with all major customers.

SHARE OF GROUP REVENUES: 25%

LATIN AMERICA -16%

Sales decreased following reduced mobile broadband investments due to a weak macroeconomic environment and due to devaluation of local currencies. The strong momentum for digital transformation continued. Professional Services sales declined due to lower activities in Managed Services.

SHARE OF GROUP REVENUES: 8%

WESTERN AND CENTRAL EUROPE -18%

Sales declined as the initial LTE deployments were finalized. Operators continue to focus on transforming their networks to meet the increasing demand for coverage and capacity, while at the same time improving efficiency.

SHARE OF GROUP REVENUES: 7%

MEDITERRANEAN -10%

Sales declined due to lower investments in mobile broadband infrastructure, mainly related to capacity business. Operator investments in ICT transformation and demand for Managed Services continued.

SHARE OF GROUP REVENUES: 9%

NORTHERN EUROPE AND CENTRAL ASIA -15%

Sales declined, primarily due to continued lower mobile broadband investments in Russia. Global Services sales were flat with a decline in Network Rollout, offset by increased Managed Services sales in Sweden. OSS and BSS sales were flat while TV and Media sales declined.

SHARE OF GROUP REVENUES: 4%

MIDDLE EAST -16%

Sales declined, primarily in Networks due to lower broadband investments in Egypt, Pakistan, Ethiopia and Turkey. The decrease was partly offset by growth in Global Services sales, mainly in Network Rollout and optimization services in Saudi Arabia.

SHARE OF GROUP REVENUES: 9%

NORTH EAST ASIA -3%

Sales declined slightly due to lower investments in Mainland China and Korea, partly offset by market share gains in Japan and Taiwan. In Mainland China 4G deployments continued. However, reduced investments in legacy technologies and significantly reduced investment by one customer, impacted sales negatively.

SHARE OF GROUP REVENUES: 12%

INDIA -20%

Mobile broadband sales declined mainly driven by delayed spectrum auctions which delayed operator investments. Professional Services sales remained stable with operators’ higher focus on network quality and cost optimization.

SHARE OF GROUP REVENUES: 5%

SUB-SAHARAN AFRICA -11%

Investments declined, impacted by a weak macroeconomic environment, local currency depreciation in key markets as well as low oil and commodity prices.

SHARE OF GROUP REVENUES: 4%

SOUTH EAST ASIA AND OCEANIA 15%

Sales increased, primarily driven by mobile broadband deployments across several markets. Professional Services sales developed favorably as operators focus on efficiency and network optimization services.

SHARE OF GROUP REVENUES: 10%

OTHER -23%

IPR licensing revenues amounted to SEK 10.0 (14.4) billion. Sales in 2015 were positively impacted by a global patent license agreement signed with Apple.

SHARE OF GROUP REVENUES: 7%

Legend: ± XX%

The percentage figure shows sales change 2016 compared to 2015, %

Ericsson Annual Report on Form 20-F 2016

CUSTOMER GROUP INDUSTRY AND SOCIETY

Customer Group Industry and Society addresses industries beyond telecommunications with existing Ericsson capabilities, IoT solutions and industry-adapted offerings in order to ensure scale and efficient operations across the Company. Industry and Society plays an important role in Ericsson’s strategy to expand the business beyond telecom operators by reusing and extending the current portfolio of both services and products.

Introduction

The digital transformation offers huge potential in terms of new innovations, improved efficiency, sustainability and safety in any industry. The industries benefit from Ericsson’s mobility expertise and services innovation, including, for example, solutions for smart grids in utilities and for connected vehicles in the automotive industry.

Market trends and addressable market

Ericsson’s selected industries within Industry and Society – utilities, transport and public safety – have geographically dispersed networks, regulatory frameworks and business models. This is particularly true for utilities and transport, which in many ways face conditions that are similar to those of telecom operators. Like telecom operators, they need to transform, increase their operational efficiency, improve customer experience and deliver a higher degree of innovation.

Offering – main components

For the selected industries in Industry and Society, Ericsson reuses its existing products and services offerings developed for operator customers. Ericsson has also developed a number of industry-specific cloud solutions, such as Connected Vehicle Cloud. These industry-specific solutions combine industry applications, service enablement, connectivity management and consulting as well as systems integration and managed operations services.

Business model

The new organizational structure enables Ericsson’s technology and service expertise to be close to the selected industries. Industry and Society operates with direct sales channels and work closely with partners to optimize the solutions. Ericsson supports companies not only through innovative offerings but also through its analytical capabilities, local and global presence and ability to support the customers as they develop and deploy new business models.

Priorities

Industry and Society focuses to profitably extend the business globally in the utilities, public safety and transport industries. Ericsson also evaluates the potential of entering into other industries.

Ericsson Annual Report on Form 20-F 2016

CUSTOMER GROUP IPR & LICENSING

Ericsson has more than 42,000 granted patents. The Company is a net receiver of licensing royalties and has agreements with the largest handset suppliers in the world. Ericsson continues to expand its IPR licensing business into new technologies and industries.

Introduction

Ericsson’s technology leadership in mobile communications is demonstrated by a further strengthened IPR portfolio of more than 42,000 granted patents compared to 39,000 granted patents in 2015. Through its IPR licensing, the Company is able to encourage innovation and re-invest in further development of the communications eco-system. At the same time, IPR licensing strengthens Ericsson’s position as one of the technology leaders in the ICT industry and ensures a fair return on the Company’s R&D investment through fair, reasonable and non-discriminatory (FRAND) licensing.

IPR licensing revenues were SEK 10.0 (14.4) billion in 2016 with margins above the Company average. The Company is currently expanding its licensing business beyond handset suppliers to include other industries such as media and IoT device manufacturers. Internet of Things represents an opportunity for connected device manufacturers to expand their product offerings to new areas, and for Ericsson to expand its IPR business and become a preferred technology partner in new industries.

Market trends and addressable market

Ericsson’s licensing business promotes open standards, which enable decreased costs of technology for consumers through economies of scale and fair pricing. The open standards also lower barriers to market entry and, through interoperability and high performance, enable large markets for digital products and services. The majority of today’s IPR licensing revenues are generated from handset suppliers. The Company has agreements with the largest handset suppliers in the world. However, over the last couple of years an increasing share of the handset market is represented by the Chinese suppliers. Ericsson does not yet have agreements with some of these suppliers, which affects the IPR licensing revenue negatively in the short-term. The company is addressing new handset suppliers with the ambition to sign license agreements with them.

Ericsson is expanding the licensing business to cover products beyond handsets as connectivity is introduced in industries other than telecommunications. By 2022, the number of connected devices is expected by Ericsson to grow to 29 billion from today’s 16 billion devices.

These other industries need efficient ways to allow for all connected devices to be adequately licensed. As standard-essential patents are licensed, licensing terms are adapted for each use case to reflect the value of the patented standardized technology for the device in question and its user. The value of wireless connectivity differs greatly depending on the use case, and FRAND licensing practices are flexible enough to handle this.

The Avanci platform

In 2016, Ericsson led the formation of Avanci, a one stop shop for licensing of standard essential patents for certain IoT applications. Avanci is a third party entity through which holders of standard essential patents can license their wireless technologies to companies and manufacturers who develop and create connected devices for the IoT. For device manufacturers, the open marketplace simplifies access to wireless technologies. Avanci connects the patent holders with the companies developing the IoT devices in an uncomplicated manner and simplifies the process of identifying what essential patents are required in each device. Avanci’s initial focus will be on licenses for connected vehicles and smart meters.

Offering – main components

Ericsson’s IPR portfolio includes both patents and technology know-how. Patent licensing includes giving access to patents for different technology standards, while in technology licensing Ericsson provides specifications for proprietary technologies such as different interfaces.

Business model

For Ericsson, there is great value in the IPR portfolio in terms of securing cross-licensing agreements. These agreements are signed with other IPR patent holders in order to avoid litigation or disputes, and they give both signing companies the freedom to market products and solutions that utilize each other’s technology. As Ericsson has a strong patent portfolio, the Company believes that this approach also enables the Company to commercialize and obtain a fair return on the IPR portfolio when others use the Company’s technology.

Over the past five years, annual R&D investments have been SEK 32–36 billion, and in 2016 revenues from the IPR licensing business were SEK 10.0 (14.4) billion. As IPR licensing margins are above the Company average, they have an accretive impact on profitability.

Priorities

Ericsson’s ambition is to capture growth in the IPR licensing business by leveraging its technology leadership, ensuring license agreements with handset suppliers and expanding its business to industries other than telecommunications.

Ericsson Annual Report on Form 20-F 2016

THE PEOPLE

The People strategy is essential for Ericsson during its journey of transformation. Being a people business, Ericsson’s future success depends on the Company’s ability to attract, develop, motivate and retain talent.

By attracting and developing the best talent and establishing a high-performance organization, Ericsson can maintain a leading position in the industry. The core values of Professionalism, Respect and Perseverance are part of the Ericsson culture of creativity and innovation. The enabling culture empowers individuals and teams, which continue to transform the business and fulfill their own potential.

Attracting the best talent

Competition for talent in the ICT industry is intense and Ericsson works continuously to attract the best talent.

The work of Ericsson employees can positively impact the lives of people around the world. Employees can also volunteer their time in many of the Company’s Technology For Good programs to bring the benefits of the Networked Society to all. In that sense, Ericsson is for people who want to make a real difference.

Ericsson strives to be a global employer of choice with consistent values. At the same time it is important to meet local needs. Ericsson wants to be recognized as a company that can fulfill both personal and career ambitions of current and potential employees.

Through an employee referral program, Ericsson involves top talent to attract other top talent from the market. The “You + Ericsson Concept” communicates people stories in social media that demonstrate Ericsson’s culture and global opportunities. Ericsson also works with universities all over the world to attract talent early. Furthermore, the Company works to promote computer science and STEM (science, technology, engineering and mathematics) education together with tech-oriented groups and community associations.

Skills as a core asset

In a rapidly evolving market, Ericsson’s employees work hard to develop and evolve the necessary skills needed to maintain a leading position in the ICT industry and to successfully support Ericsson’s customers’ transformation journey. The Company’s approach to learning is two-pronged: the first prong is a bottom-up approach with a strong focus on skills and career development at the individual level; the second

Ericsson Annual Report on Form 20-F 2016

prong is a top-down approach that aims to close key competence gaps to enable proper execution of the Company’s business strategies and operating objectives.

Ericsson Academy prides itself on giving its employees in around 150 countries easy and equal access to innovative digital learning. Ericsson’s new Virtual Faculties, which consist of the Company’s experts in different areas such as cloud, 5G, small cell and service delivery, offer live virtual recordings in interactive sessions with employees. Through virtual sandboxes, employees get the possibility to learn about Ericsson’s portfolio to supplement their work experience.

Engagement and leadership

Ericsson’s ambition is for employees to stay motivated and engaged. To measure overall employee motivation and commitment to the company’s success, Ericsson conducts an employee survey – the Employee Engagement Index.

In 2016, due to organizational changes that took place from July 1 and a new organizational structure that was not yet complete, Ericsson conducted a poll of a representative sample of 25% of the global employee population instead of the Group wide survey normally conducted annually. Complex industry and organizational changes were reflected in overall engagement levels; the engagement index was 68% in 2016 compared to 76% in 2015. However, for Ericsson as an organization, the employees continue to report a very high sense of pride, with 82% stating that they are “proud to work for Ericsson”, compared to 88% in 2015.

Developing the right leadership capabilities and skills is essential for Ericsson’s Networked society strategy. Strong leadership is critical to taking the business forward as the Company continues to evolve.

Diversity at an inclusive workplace

Ericsson is a global company with over 170 nationalities within the organization and customers in more than 180 countries. With diversity and inclusion as one of the prime drivers of culture, Ericsson aspires to be as diverse as the world in which the Company operates. Diversity is supported by an inclusive workplace where people are valued for the different perspectives, ideas and experiences that they bring to the Company.

Attracting more women to the technology sector remains a challenge. One of Ericsson’s goals for 2020 is for 30 percent of all executives, line managers and the overall workforce at the Company to be women. To achieve this goal, the gender perspective is included in strategic processes, including talent acquisition and development programs. Ericsson also works with universities and through employer branding to attract more women. Additionally, the Global Leadership Team members all have diversity and inclusion objectives related to gender in their performance management goals.

Ericsson Annual Report on Form 20-F 2016

SUSTAINABILITY AND CORPORATE RESPONSIBILITY

As a responsible and relevant driver of positive change in society, Ericsson is committed to creating business value while reducing risk.

Key focus areas

Ericsson’s Sustainability and Corporate Responsibility (CR) focus areas are conducting business responsibly, the environment, energy and climate action, and internet for all. Since launch in 2015, the UN Sustainable Development Goals (SDGs) to end poverty, fight inequality and injustice and halt climate change provide a framework for describing and measuring Ericsson’s impacts on society.

Conducting business responsibly

Responsible business practices are embedded in Ericsson’s operations to manage risks. The Ericsson Group Management System includes Group policies, processes and directives encompassing responsible sourcing, occupational health and safety, environmental management, anti-corruption and human rights. External assurance providers audit the system and the Ericsson Sustainability and CR report.

Governance

The Code of Business Ethics (CoBE) sets the tone for how Ericsson conducts business globally. All employees periodically acknowledge the CoBE with the next such acknowledgement planned for 2017. The Code of Conduct applies to employees and suppliers and is based on the UN Global Compact (UNGC) ten principles on human rights, labor conditions, environmental management and anti-corruption. Ericsson is committed to implementing the UN Guiding Principles on Business and Human Rights (UNGP) across its business operations and addresses and reports on its most salient human rights issues (the right to privacy, freedom of expression and labor standards) according to the UNGP Reporting Framework annually in its Sustainability and CR report.

Anti-corruption

Ericsson has a zero-tolerance approach to corruption and has invested continuously and systematically over the past decade in order to strengthen anti-corruption processes. The Company’s anti-corruption program, headed by a Chief Compliance Officer, focuses on prevention and accountability. In 2016 it was strengthened through introducing an automated anti-corruption screening tool for supplier and third-party due diligence. The tool was piloted in one region during 2016 and is planned to be further rolled out in 2017. By the end of 2016, over 95,900 employees have completed the anti-corruption e-learning launched in 2013.

Ericsson is currently voluntarily cooperating with inquiries from the United States Securities and Exchange Commission and the United States Department of Justice regarding its compliance with the U.S. Foreign Corrupt Practices Act. These inquiries concern a period from January 1, 2007 and onwards, and the Company will make additional disclosures regarding these inquiries to the extent required.

It is important to underline that Ericsson has a zero-tolerance approach to corruption and the Company continuously strengthen its compliance processes and how they are implemented. Over the last year Ericsson intensified its efforts, adding both internal resources as well as engaging outside counsel to support the overall process and give an outside view of the robustness of its programs.

Human rights

To fulfil its responsibility to respect human rights in accordance with the UNGP, Ericsson has developed and strengthened its human rights framework. The Ericsson Sales Compliance Process includes a forum that regularly reviews potential human rights impacts, with mitigation actions determined by the Sales Compliance Board where necessary.

Since 2013, Ericsson has performed UNGP-aligned Human Rights Impact Assessments in Myanmar, Iran and Ethiopia. In 2016, work was also initiated to evaluate Cuba from a human rights perspective.

Health and safety

As part of its zero major incidents vision within Occupational Health and Safety (OHS), Ericsson applies a risk-based approach to control and prevent work-related hazards. Selected operations undergo internal audits to ensure compliance with the OHSAS 18001 standard. To support a safe work environment for anyone working on

Ericsson Annual Report on Form 20-F 2016

the Company’s behalf, Ericsson takes a comprehensive and inclusive approach. The Company reports in the Sustainability and Corporate Responsibility Report on both its own incidents and fatalities and those of suppliers building and servicing networks on behalf of Ericsson.

Environment, energy and climate change

Ericsson is committed to develop and deliver solutions to support climate action. At the UN Climate Change Conference of the Parties (COP 22) in Morocco in 2016, Ericsson and other leading companies joined world leaders in supporting the goals set out in the Paris Agreement. In 2016, Ericsson’s Connected Mangroves project was one of the five winners of the United Nations Framework Convention on Climate Change “Momentum for Change” award at COP22, which honored ICT initiatives contributing to climate resilience.

Energy performance and water management

Ericsson products are designed with the aim of minimizing the components, packaging and climate impacts. In 2016, continued improvements were made in energy performance across the entire product portfolio, including Ericsson Radio System (ERS), which provides a 50% improvement in energy efficiency on previous generation. ICT also has significant transformative potential to help other sectors such as Energy and Transport to reduce their environmental impact. As a signatory to the UN Global Compact’s CEO Water Mandate, Ericsson signals its commitment to adopting and implementing a comprehensive approach to water management.

Global Product Take-Back

The Ericsson Global Product Take-back Program oversees responsible treatment of products at the end of their lifecycle. The program is offered to customers globally free of charge, not only in markets where this is required by law. In 2016, 9,600 tons of used products were taken back for controlled materials recycling. During take-back, over 98% of the materials are recycled.

Smart, sustainable cities

Deployment of broadband infrastructure is an enabler of many future services such as smart grids and intelligent transport. The Stockholm Royal Seaport project, in which Ericsson has participated for more than five years, offers a blueprint for how Swedish innovation can be applied to the sustainable city design. In 2016, Ericsson began research into enhanced consumer awareness and control of energy consumption through use of connected appliances.

Internet for all

In 2016, Ericsson launched a suite of business solutions to increase viability of mobile internet investments in developing markets. Network innovations help operators create viable and inclusive business in rural or off-grid settings by improving mobile network performance and efficiency and reducing associated network costs, and by enabling affordable 2G to 3G upgrades. These solutions build on Ericsson Radio System to cut total cost of ownership by up to 40% for operators involved in expanding mobile broadband. The Company’s Pure Solar solution launched in Myanmar for off-grid service with no diesel backup.

Technology for Good™

In the Networked Society, Ericsson is a leading advocate for Technology for Good™ using core competence and technology to address sustainable development challenges. Examples include:

•	Education – Ericsson is the lead technology partner in Connect to Learn, a global education initiative, now in 23 countries, engaging 16 mobile operators and benefitting about 80,000 students.

•

Refugees – Under a global partnership with the International Rescue Committee (IRC), Connect to Learn is working in Domiz refugee camps in Northern Iraq with operator AsiaCell to provide educational support to Internally Displaced People (IDPs) and refugees in their host communities.

•

Humanitarian Response – Ericsson Response, deployed under the ICT Humanitarian Response Working Group for Haiti, established 16 sites to support humanitarian users. There were six Ericsson Response volunteers deployed in 2016 to Haiti, with two additional volunteers supporting the deployment through the end of January 2017.

Read more about Ericsson’s approach, performance and initiatives in the Sustainability and Corporate Responsibility Report: www.ericsson.com/sustainability.

Ericsson Annual Report on Form 20-F 2016

REPORTING STRUCTURE 2016

For 2016, Ericsson reported three segments, namely Networks, Global Services and Support Solutions.

Networks

The segment delivered hardware and software that are needed for mobile and fixed communications, several generations of radio networks, IP and transmission networks, core networks and cloud. The major business models were based on network coverage build followed by network capacity expansions and upgrades with a revenue mix consisting of hardware and software. Gross margins were affected by the business mix between sales of network coverage build-outs, upgrades and network expansions. A majority of the Company’s Research and Development (R&D) investments were made within Networks in 2016. Major competitors included Huawei, Nokia and ZTE.

Global Services

The segment delivered network rollout services and professional services such as managed services, consulting and systems integration (CSI) and customer support as well as network design and optimization services. Through Ericsson’s service delivery organization and it’s four Global Service Centers, Ericsson deployed, operated and evolved networks and related support systems. Ericsson provided managed services to networks that were typically multi-vendor, multi-technology environments. In broadcast services Ericsson expanded its service portfolio offering automation and standardization of processes, methods and tools.

The business mix in Global Services was divided between network rollout services and professional services, and approximately 2/3 of professional services sales were recurring. Major competitors included Accenture, Huawei, IBM and Nokia.

Support Solutions

The segment developed and delivered software-based solutions for OSS and BSS as well as TV and media solutions. Sales were dominated by software, while the services part of the business was reported in Global Services. Ericsson is transforming the business model from one based on a revenue from traditional telecom software licenses to one that emphasizes recurring software licensing built on subscription-based software offerings. Due to its high software content, gross margin was typically higher than Company average, and at the same time R&D intensive. Major competitors included Amdocs, Huawei, IBM and Oracle.

Ericsson Annual Report on Form 20-F 2016

CHANGE IN REPORTING STRUCTURE FROM 2017

Ericsson implemented a new organizational structure in 2016. The new structure builds on the Company’s technology leadership, services leadership and global scale and skills, and it supports cost reductions and efficiency improvements. It also removes duplication across portfolios and capabilities. Ericsson has adapted its organization to mirror its customers’ ways of working, with the aim to create a more efficient and purpose-built organization to meet the needs of different customer segments and more quickly seize business opportunities.

From January 1, 2017, financial reporting is done according to a new structure, with three new financial reporting segments, Networks, IT & Cloud and Media. The new segments contain both products and services and the structure aligns company reporting with strategy execution in a simpler and more transparent way.

New segment structure (illustrative)

Portfolio ownership

Main owners in 2016 segment structure
Main owners in 2017 segment structure
Networks
Global services
Support solutions
Networks
IT & Cloud
Media
Radio
Transport
Core
Cloud
IP
Customer Support
Consulting & Systems Integration
Managed Services
Broadcast Services
Network Design & Optimization
Network Rollout
OSS & BSS
TV & Media
Radio
Transport
Core
Cloud
IP
Telecom Support
IT1)
Consulting & Systems Integration
Telecom Managed Services
IT2)
Broadcast Services
Network Design & Optimization
Network Rollout
OSS & BSS
TV & Media

1) IT Support
2) IT Managed Services

Ericsson Annual Report on Form 20-F 2016

LETTER FROM THE CHAIRMAN

Dear shareholders,

During 2016, the market situation became increasingly challenging, mainly driven by a weak macro-economic environment. As a result, the Company increased its focus on improving profitability and on addressing the needs of customers, partly through the implementation of a series of organizational and structural changes. At the same time the Board decided that the time was right for a new leader to drive the next phase of Ericsson’s transformation.

The ambition was to find a CEO with the right background, attitude and leadership ability to take on the challenging situation, and this resulted in the appointment of Börje Ekholm as the new CEO. Börje Ekholm will lead the Company into the next phase, implement and develop the strategy, while executing on the cost and efficiency program. The Board believes that he has deep insight and understanding both of the commercial consequences and the technical aspects of the digital transformation enabled by 5G, IoT and Cloud. The Board would also at this point like to take the opportunity to thank Hans Vestberg for his energetic and inspiring leadership as CEO for almost seven years. We would also like to thank Jan Frykhammar, who shifted from CFO to interim CEO, for steering Ericsson through the second half of 2016 in a very successful way.

The Board believes that good talent management and succession planning are important tools not only on the executive level but also in technology and commercial management. By attracting and developing the best talent and establishing a high-performance organization, Ericsson can maintain a leading position in the highly competitive and ever transforming market. Also, as Ericsson speeds up strategy implementation, the Company needs to remain true to its core values of professionalism, respect and perseverance, which is reflected in a culture of endeavor and innovation.

In order to deliver value and to retain the trust of its stakeholders, Ericsson needs to continuously focus on corporate governance and to conduct business responsibly to meet demanding financial, social and environmental standards. The Board invests a significant amount of time in corporate governance and in 2016 we paid special attention to the Company’s anti-corruption program which in 2016 was strengthened through the introduction of an automated anti-corruption screening tool for supplier and third-party due diligence. Currently Ericsson is voluntarily cooperating with inquiries from the United States Securities and Exchange Commission and the United States Department of Justice regarding its compliance with the U.S. Foreign Corrupt Practices Act. These inquiries concern the last ten years and we will make additional disclosures regarding these inquiries to the extent required. It is important to underline that Ericsson has a zero-tolerance approach to corruption and has over the years continuously and systematically focused on strengthening the anti-corruption processes.

For stakeholders in the capital market, including our shareholders, Ericsson’s capital structure is an area of high interest which the Board invests significant time in analyzing and monitoring. Business plans and investments in R&D and other assets are carefully evaluated. The Board’s proposal for the AGM is a dividend of SEK 1.00 for 2016 as we believe that it is prudent to align the dividend level with 2016 earnings and the current market outlook. However, the Board expresses confidence in the ongoing actions to improve Ericsson’s financial performance, and has the ambition to increase the dividend over time as our performance improves.

Ericsson’s ambition is to be a leading transformation partner for existing and new customers. We as the Board believe the Company’s assets in combination with close customer relations and its will to transform, provide a solid foundation for long term profitable growth and value creation.

Leif Johansson

Chairman of the Board of Directors

Ericsson Annual Report on Form 20-F 2016

FINANCIALS – Board of Directors’ report

BOARD OF DIRECTORS’ REPORT

Reporting structure in 2016

Starting July 1, 2016, Ericsson has implemented an organizational change. The financial reporting during 2016 has been carried out according to the same segment structure as in 2015; Networks, Global Services and Support Solutions. The 2016 reporting structure is applied in this Board of Directors’ report.

From January 1, 2017, financial reporting is done according to the new structure, i.e., by the new segments Networks, IT & Cloud and Media.

Full-year highlights

•

Reported sales decreased by –10% mainly due to weaker demand for mobile broadband, especially in markets with a weak macroeconomic environment. IPR licensing revenues declined to SEK 10.0 (14.4) billion.

•

Operating income declined to SEK 6.3 (21.8) billion due to lower sales and a changed business mix in mobile broadband, with a lower proportion of capacity business. This was partly offset by lower operating expenses.

•	Cash flow from operating activities was SEK 14.0 (20.6) billion. Net cash at year-end was SEK 31.2 billion.

•	The Board of Directors proposes a dividend for 2016 of SEK 1.00 (3.70) per share to the AGM.

Ericsson Annual Report on Form 20-F 2016

Business in 2016

In 2016, net sales decreased by –10% mainly due to lower demand for mobile broadband, especially in markets with a weak macroeconomic environment. Sales declined in all three segments. Both operating income and margin decreased compared to last year due to lower sales and lower gross margin, partly offset by lower operating expenses.

IPR licensing revenues were SEK 10.0 (14.4) billion. IPR licensing revenues in 2015 were positively impacted by a global patent license agreement signed with Apple, which included an initial payment.

Full-year sales for the targeted growth areas; IP network, Cloud, OSS and BSS, TV and Media as well as Industry and Society, were flat and accounted for 20% of group sales.

The global cost and efficiency program, first initiated in November 2014, and expanded in 2016, progressed according to plan. The target of the program is to reduce the annual run rate of operating expenses, excluding restructuring charges, to SEK 53 billion in the second half of 2017. Operating expenses in 2016 decreased to SEK 60.5 (64.1) billion which included restructuring charges of SEK –4.1 (–2.8) billion.

Ericsson delivered a full-year cash flow from operating activities of SEK 14.0 (20.6) billion, exceeding the 70% cash conversion target.

Ericsson Annual Report on Form 20-F 2016

Financial highlights

Net sales

Reported sales decreased by –10% mainly due to lower demand for mobile broadband, especially in markets with a weak macroeconomic environment. Sales in Europe declined following completion of mobile broadband projects in 2015. Mobile broadband sales in North America remained stable while Professional Services sales declined, mainly due to lower managed services activities. A significant managed services contract in North America was renewed with reduced scope. Sales in South East Asia increased, driven by large deliveries in coverage projects.

IPR licensing revenues amounted to SEK 10.0 (14.4) billion. Sales in 2015 were positively impacted by a global patent license agreement signed with Apple, which included an initial payment. The baseline for current IPR licensing contract portfolio is approximately SEK 7 billion on an annual basis. Smartphone volume growth, agreements with currently unlicensed handset suppliers and IoT licensing will determine growth opportunities going forward.

Currency exchange rates had no material impact on full-year sales. Sales, adjusted for comparable units and currency, decreased by –10%.

Full-year sales for targeted growth areas were flat and accounted for 20% of group sales. The partnership with Cisco has to date generated more than 100 deals across all regions.

The sales mix by commodity was: software 22% (23%), hardware 33% (34%) and services 45% (43%).

Gross margin

Gross margin declined to 29.8% (34.8%) due to a sales mix with lower share of mobile capacity business, higher share of Global Services sales and lower IPR licensing revenues as well as lower Global Services margins. In addition, restructuring charges included in the gross margin increased to SEK –3.5 (–2.3) billion.

Restructuring charges and efficiency program

Restructuring charges amounted to SEK –7.6 (–5.0) billion. The charges were mainly related to the cost and efficiency program initially announced in November 2014, and expanded in 2016. The cost and efficiency program is progressing according to plan and the target is to reduce the annual run rate of operating expenses, excluding restructuring charges, to SEK 53 billion in the second half of 2017. Efforts continue in order to reduce cost of sales, targeting to improve gross margin in the second half of 2017 compared with full-year 2016. With current plans, total restructuring charges for 2017 are estimated to be SEK 3 billion.

Operating expenses

Total operating expenses decreased to SEK 60.5 (64.1) billion as a result of the cost and efficiency program and lower amortizations of intangible assets. Operating expenses included restructuring charges of SEK –4.1 (–2.8) billion.

Other operating income and expenses

Other operating income and expenses were SEK 0.4 (0.2) billion. Currency hedge contract effects impacted the result with SEK –0.9 (–1.1) billion. They derive from the hedge contract balance in USD. The SEK has weakened against the USD between December 31, 2015 (SEK/USD rate 8.40) and December 31, 2016 (SEK/USD rate 9.06). The negative currency hedge effects were more than offset by several minor positive items.

Ericsson Annual Report on Form 20-F 2016

Operating income

Operating income decreased to SEK 6.3 (21.8) billion due to lower sales and lower gross margin, partly offset by lower operating expenses. Operating margin was 2.8% (8.8%).

Financial net

The financial net declined to SEK –2.3 (–1.9) billion following decreased interest rates and depreciated local currencies in certain markets.

Taxes

Tax cost decreased to SEK –2.1 (–6.2) billion due to lower net income, offset by prior-year adjustments and non-deductible expenses. These factors resulted in a tax rate of 53% in 2016 compared with the more normal tax rate of 31% in 2015. Average tax rate for the years 2011–2015 was 32%.

Net income and EPS

Net income decreased to SEK 1.9 (13.7) billion., for the same reasons as for the decrease in operating income. EPS diluted was SEK 0.52 (4.13) and EPS (Non-IFRS) was SEK 2.66 (6.06).

Cash flow

Cash flow from operating activities was SEK 14.0 (20.6) billion. The decline was mainly due to lower income, larger tax payments and last year’s signed global patent license agreement with Apple, which included an initial payment. Operating net assets decreased by SEK 6.0 billion, supported by reduced trade receivables and increased provisions. In addition, trade payables increased supported by implementation of supply chain financing. Inventory increased slightly.

Cash outlays related to restructuring charges were SEK –2.4 (–2.8) billion during the year.

Cash flow from investing activities was impacted by investments in property, plant and equipment of SEK –6.1 (–8.3) billion, with continued investments in the Global ICT centers. In addition, SEK –4.5 (–3.3) billion of development expenses were capitalized. The capitalized development expenses refer to development of new product platforms like the new IPTV platform, Ericsson MediaFirst, and the new BSS platform, Ericsson Revenue Manager. The company invested SEK 0.6 (2.2) billion in acquisitions of smaller companies, such as Ericpol and Node-Prime in 2016.

Cash flow from financing activities amounted to SEK –11.7 billion, impacted by SEK –12.3 billion of dividend payouts.

Financial position

Net cash decreased to SEK 31.2 (41.2) billion due to lower income and increased dividends. The decrease was partly offset by reduced operating assets.

Pension liabilities increased by SEK 1.1 billion, due to decreased discount rates.

In 2016, Standard & Poor’s and Moody’s downgraded Ericsson’s long-term rating from BBB+/Baa1 with stable outlook to BBB/Baa3 with negative outlook.

The average maturity of long-term borrowings as of December 31, 2016, was 3.8 years, compared with 4.8 years 12 months earlier. Ericsson has an unutilized Revolving Credit Facility of USD 2.0 billion. The facility expires in 2021. In addition, the company signed a new EUR 0.5 billion term loan facility in 2016. The new facility has a tenure of two years with one extension option of one year. The facility serves for general corporate purposes and is unutilized.

Intangible assets

The amount of intellectual property rights and other intangible assets amounted to SEK 51.1 (50.4) billion, including goodwill of SEK 43.4 (41.1) billion. The goodwill impairment testing has been based on the new segments that became effective as per January 1, 2017. For the Media segment the headroom is SEK 5.6 billion when a discount of 8.0% is applied. The recoverable amount is equal to its carrying amount when the discount factor is increased to 10.0%. For more information, see Note 3 “Segment reporting” and Note 10 “Intangible assets.”

Employees

In 2016, the number of employees decreased by almost 5,000 driven by the ongoing cost and efficiency program. At year-end 2016, the total number of employees was 111,464 (116,281).

Ericsson Annual Report on Form 20-F 2016

Research and development, patents and licensing

In line with the global cost and efficiency program, the Company has decreased its R&D expenses. In 2016, R&D expenses amounted to SEK 31.6 (34.8) billion. The number of R&D resources increased mainly due to an acquisition of Ericpol, a long-time supplier to Ericsson with software development in Poland and Ukraine. Approximately 2,000 employees joined Ericsson from Ericpol. The number of patents continued to increase and amounted to approximately 42,000 by end of 2016.

Research and development, patents and licensing

	2016	2015	2014
Expenses (SEK billion)	31.6	34.8	36.3
As percent of Net sales	14.2%	14.1%	15.9%
Employees within R&D as of December 311)	24,100	23,700	25,700
Patents1)	42,000	39,000	37,000
IPR revenues, net (SEK billion)	10.0	14.4	9.9

1)	The number of employees and patents are approximate.

Seasonality

The Company’s sales, income and cash flow from operations vary between quarters, and are generally lowest in the first quarter of the year and highest in the fourth quarter. This is mainly a result of the seasonal purchase patterns of network operators.

Most recent five-year average seasonality

	First quarter	Second quarter	Third quarter	Fourth quarter
Sequential change, sales	–24%	9%	–2%	24%
Share of annual sales	22%	24%	24%	30%

Off-balance sheet arrangements

There are currently no material off-balance sheet arrangements that have, or would be reasonably likely to have, a current or anticipated material effect on the Company’s financial condition, revenues, expenses, result of operations, liquidity, capital expenditures or capital resources.

Capital expenditures

For 2016, capital expenditure was SEK 6.1 (8.3) billion, representing 2.8% of sales. Expenditures are largely related to test sites and equipment for R&D, network operation centers and manufacturing and repair operations.

Investments have been made in three new global ICT centers. The centers will support R&D and services in developing and verifying solutions more efficiently and bringing innovation faster to the market. The first center, in Linköping, Sweden, was opened in 2014. The second center, in Rosersberg, Sweden, was opened in the beginning of 2016. The third center, in Montreal, Canada, was opened in December 2016. The level of capital expenditure will continue to decline as the investments in the Global ICT centers peaked in 2015.

In addition, Ericsson has invested in several buildings in Santa Clara, California and in Manchester, U.K. The purpose with the investments in Santa Clara is to consolidate Ericsson’s Silicon Valley operations. In Manchester Ericsson is investing in a new dedicated customer technical facility for its broadcast media business. The new facility is expected to be ready in April 2017 and is part of a larger transformation and investment strategy.

Apart from these investments, Ericsson believes that the Company’s property, plant and equipment and the facilities the Company occupies are suitable for its present needs.

Annual capital expenditures are normally around 2% of sales. This corresponds to the needs for keeping and maintaining the current capacity level. The Board of Directors reviews the Company’s investment plans and proposals.

As of December 31, 2016, no material land, buildings, machinery or equipment were pledged as collateral for outstanding indebtedness.

Capital expenditures 2012–2016

SEK billion	2016	2015	2014	2013	2012
Capital expenditures	6.1	8.3	5.3	4.5	5.4
Of which in Sweden	2.0	2.6	2.4	1.9	1.3
Share of annual sales	2.8%	3.4%	2.3%	2.0%	2.4%

Ericsson Annual Report on Form 20-F 2016

Business results—Segments

Networks

Background

Networks represented 48.7% of net sales in 2016 (50.1% in 2015), The segment delivers products and solutions that are needed for mobile and fixed communication, several generations of radio networks, IP and transmission networks, core networks and cloud.

Business in 2016

Sales as reported decreased by –12%. The decrease was mainly due to lower sales of mobile broadband, reduced sales of core networks and lower IPR licensing revenues. Core networks sales declined due to lower sales of legacy products, not offset by growth of the new portfolio.

Mobile broadband investments were negatively impacted by a weak macroeconomic environment in a number of markets such as Latin America, the Middle East and South Africa. In addition, sales declined in Europe following the completion of large coverage projects in 2015 and in India due to delayed spectrum auctions. The sales decline was partly offset by sales growth in South East Asia where large deliveries in mobile broadband coverage projects were made.

In North America and in North East Asia, investments in network equipment were stable. In Mainland China, large-scale LTE deployments continued for the third consecutive year.

Sales, adjusted for comparable units and currency, decreased by –13%.

Operating income and margin decreased, mainly due to a lower share of mobile broadband capacity sales and lower IPR licensing revenues. The decrease was partly offset by reduced operating expenses, mainly as an effect of the ongoing cost and efficiency program. The work to improve profitability continued with significant headcount reductions and structural changes.

Restructuring charges amounted to SEK –4.0 (–2.8) billion and the negative effect from currency hedge contracts was SEK –0.7 (–0.9) billion.

Ericsson Annual Report on Form 20-F 2016

Global Services

Background

Global Services represented 45.7% of net sales in 2016 (43.7% in 2015). The segment delivers network rollout services and professional services (i.e., managed services, consulting and systems integration (CSI), customer support as well as network design and optimization services).

Business in 2016

Sales as reported decreased by –6%. Professional Services sales declined due to lower managed services activities in North America where a contract has been renewed with reduced scope. CDMA sales declined YoY impacting Professional Services sales negatively. Network Rollout sales declined due to lower mobile broadband demand, primarily in Europe and Latin America.

Sales, adjusted for comparable units and currency, decreased by –5%.

Global Services operating income decreased to SEK 3.3 (8.2) billion. Activities were performed to adapt the service delivery organization to lower business volumes and to increase the efficiency. Restructuring charges increased to SEK –3.0 (–1.7) billion.

Professional Services operating income declined to SEK 5.2 (9.6) billion due to increased restructuring charges of SEK –2.3 (–0.7) billion, lower sales and a negative impact from large projects in systems integration transformation, where operators are looking to transform their IT environments to increase efficiency and prepare for 5G. Ericsson has been successful and won several IT transformation contracts. However, the short-term margin impact from these contracts is challenging as a consequence of investments in competence build-up and market share.

Network Rollout operating income declined to SEK –1.9 (–1.4) billion due to lower sales in combination with increased cost and negative effects from a few contracts in emerging markets. The effort to improve Network Rollout profitability continues through efficiency improvements including implementation of global methods and tools.

Support Solutions

Background

Support Solutions represented 5.6% of net sales in 2016 (6.1% in 2015). The portfolio of Support Solutions is designed around measurable performance improvements in an operator’s business processes, with software that is scalable, configurable and that provides end-to-end capabilities. The business segment develops and delivers software-based solutions for OSS and BSS as well as TV and media solutions.

Business in 2016

Sales as reported decreased by –17%, partly due to lower IPR licensing revenues. OSS and BSS sales declined due to lower sales of legacy products and lower software sales in digital transformation projects where sales are mainly project milestone based. In addition, sales declined in markets with a weak macroeconomic environment.

Sales in TV & Media declined due to lower sales of legacy products primarily in North America. Customer trials on the next-generation TV & Media platform are ongoing, but have not yet translated into sales.

Operating income declined to SEK –1.0 (1.5) billion mainly due to lower IPR licensing revenues and lower sales in both OSS and BSS as well as in TV & Media. Several activities in order to reduce cost and adjust the organization to lower business volumes are ongoing.

The overall transition of business models continues, from traditional telecom software licenses to recurrent license revenue deals.

Ericsson Annual Report on Form 20-F 2016

Business results—Regions

•	North America

Mobile broadband investments were stable. Professional Services sales were negatively impacted by reduced scope in a managed services contract. Support Solutions sales declined due to delayed investment decisions by customers. The focus on 5G strongly increased, with trials ongoing with all major customers.

•	Latin America

Sales decreased following reduced mobile broadband investments due to a weak macroeconomic environment in the region and due to devaluation of local currencies. The strong momentum for digital transformation continued. Professional Services sales declined due to lower activities in managed services.

•	Northern Europe and Central Asia

Sales declined, primarily due to continued lower mobile broadband investments in Russia. Global Services sales were flat with a decline in Network Rollout, offset by increased Managed Services sales in Sweden. OSS and BSS sales were flat while TV & Media sales declined.

•	Western and Central Europe

Sales declined as the initial LTE deployments were finalized. Operators continue to focus on transforming their networks to meet the increasing demand for coverage and capacity, while at the same time improving efficiency.

•	Mediterranean

Sales declined due to lower investments in mobile broadband infrastructure, mainly related to capacity business. Operator investments in ICT transformation and demand for managed services continued.

•	Middle East

Sales declined, primarily in Networks due to lower broadband investments in Egypt, Pakistan, Ethiopia and Turkey. The decrease was partly offset by growth in Global Services sales, mainly in network rollout and optimization services in Saudi Arabia.

•	Sub-Saharan Africa

Investments declined, impacted by a weak macroeconomic environment, local currency depreciation in key markets as well as low oil and commodity prices.

•	India

Mobile broadband sales declined mainly driven by delayed spectrum auctions which delayed operator investments. Professional Services sales remained stable with operators’ higher focus on network quality and cost optimization.

•	North East Asia

Sales declined slightly due to lower investments in Mainland China and Korea, partly offset by market share gains in Japan and Taiwan. In Mainland China 4G deployments continued. However, reduced investments in legacy technologies and significantly reduced investment by one customer, impacted sales negatively.

•	South East Asia and Oceania

Sales increased, primarily driven by mobile broadband deployments across several markets. Professional Services sales developed favorably as operators focus on efficiency and network optimization services.

•	Other

IPR licensing revenues amounted to SEK 10.0 (14.4) billion. Sales in 2015 were positively impacted by a global patent license agreement signed with Apple, which included an initial payment.

Sales per region and segment 2016 and percent change from 2015

	Networks		Global Services		Support Solutions		Total
SEK million	2016	Change	2016	Change	2016	Change	2016		Change
North America	26,978	3%	24,692	–11%	3,077	–26%	54,747		–6%
Latin America	7,830	–20%	9,270	–14%	833	–2%	17,933		–16%
Northern Europe and Central Asia	4,767	–23%	4,059	–1%	243	–26%	9,069		–15%
Western and Central Europe	5,388	–20%	10,223	–16%	599	–20%	16,210		–18%
Mediterranean	7,324	–20%	12,823	–4%	758	1%	20,905		–10%
Middle East	7,553	–36%	10,473	8%	1,130	–9%	19,156		–16%
Sub-Saharan Africa	4,059	–15%	4,649	–5%	469	–28%	9,177		–11%
India	5,536	–32%	4,617	1%	595	–18%	10,748		–20%
North East Asia	18,077	–3%	8,564	–3%	724	6%	27,365		–3%
South East Asia and Oceania	12,249	22%	9,571	10%	360	–33%	22,180		15%
Other	8,577	–30%	2,781	–3%	3,760	–14%	15,118	1)	–23%

Total	108,338	–12%	101,722	–6%	12,548	–17%	222,608	1)	–10%

Share of total	48.7%		45.7%		5.6%		100%

1)	Discontinued segment Modems is not shown separately in the table. SEK 0 (133) million is included as region Other in the total column.

Ericsson Annual Report on Form 20-F 2016

Corporate Governance

In accordance with the Annual Accounts Act and the Swedish Corporate Governance Code (the “Code”), a separate Corporate Governance Report, including an Internal Control section, has been prepared and attached to this Annual Report.

Continued compliance with the Swedish Corporate Governance Code

Ericsson is committed to complying with best-practice corporate governance standards on a global level wherever possible. For 2016, Ericsson does not report any deviations from the Code.

Business integrity

Ericsson’s Code of Business Ethics summarizes the Group’s basic policies and directives governing its relationships internally, with its stakeholders and with others. It also sets out how the Group works to secure that business activities are conducted with a strong sense of integrity.

Board of Directors

At the Annual General Meeting, held on April 13, 2016, Leif Johansson was re-elected Chairman of the Board and Nora Denzel, Börje Ekholm, Ulf J. Johansson, Kristin Skogen Lund, Sukhinder Singh Cassidy, Hans Vestberg and Jacob Wallenberg were re-elected members of the Board. Helena Stjernholm and Kristin S. Rinne were elected new Board members and Roxanne S. Austin, Alexander Izosimov and Anders Nyrén left the Board. Hans Vestberg left his positions within Ericsson, including his Board position, as of July 25, 2016. As of April 13, 2016, Pehr Claesson, Mikael Lännqvist and Karin Åberg were appointed employee representatives by the unions, with Zlatko Hadzic, Roger Svensson and Kjell-Åke Soting as deputies.

Management

Hans Vestberg left his position as President and CEO of the Group effective July 25, 2016 and was replaced by the Executive Vice President Jan Frykhammar. Effective January 16, 2017, Börje Ekholm was appointed new President and CEO of the Group. The President and CEO is supported by the Group management, consisting of the Executive Leadership Team (ELT).

A global management system is in place to ensure that Ericsson’s business is well controlled and has the ability to fulfill the objectives of major stakeholders within established risk limits. The management system also monitors internal control and compliance with applicable laws, listing requirements and governance codes.

Remuneration

Remuneration to the members of the Board of Directors and to Group management, as well as the Guidelines for remuneration to Group management resolved by the Annual General Meeting 2016, are reported in Notes to the consolidated financial statements – Note C28, “Information regarding members of the Board of Directors, the Group management and employees”.

The Board of Directors’ proposal for guidelines for remuneration to Group management

The Board of Directors proposes that the 2017 Annual General Meeting of shareholders resolve on the guidelines below for remuneration to Group Management for the period up to the 2018 Annual General Meeting. Compared to the guidelines resolved by the 2016 Annual General Meeting, it has been added that targets for variable compensation may also include share price-related targets.

Ericsson Annual Report on Form 20-F 2016

Guidelines for Remuneration to Group Management

For Group Management consisting of the Executive Leadership Team, including the President and CEO, total remuneration consists of fixed salary, short- and long-term variable compensation, pension and other benefits. The following guidelines apply for the remuneration of the Executive Leadership Team:

•

Variable compensation is in cash and stock-based programs, awarded against specific business targets derived from the long-term business plan approved by the Board of Directors. Targets may include share price-related or financial targets at either Group or unit level, operational targets, employee engagement targets or customer satisfaction targets.

•	All benefits, including pension benefits, follow the competitive practice in the home country taking total compensation into account.

•

By way of exception, additional arrangements can be made when deemed necessary. An additional arrangement can be renewed but each such arrangement shall be limited in time and shall not exceed a period of 36 months and twice the remuneration that the individual would have received had no additional arrangement been made.

•

The mutual notice period may be no more than six months. Upon termination of employment by the Company, severance pay amounting to a maximum of 18 months fixed salary is paid. Notice of termination given by the employee due to significant structural changes, or other events that in a determining manner affect the content of work or the condition for the position, is equated with notice of termination served by the Company.

Executive Performance Stock Plan

The Company has operated a Long-Term Variable Compensation program (LTV), building on a common platform of investment in, and matching of, Ericsson shares. It has consisted of three separate plans: one targeting all employees, one targeting key contributors and one targeting senior managers. The program has been designed to encourage long-term value creation in alignment with shareholders’ interests. The aim of the plan for senior managers has been to attract, retain and motivate executives in a competitive market through performance-based share-related incentives and to encourage the build-up of significant equity stakes. The performance criteria for senior managers under the Executive Performance Stock Plan have been approved by the Annual General Meeting.

The targets for the 2014, 2015 and 2016 Executive Performance Stock Plans are shown in the illustration on page 46. The performance criteria are:

Up to one-third of the award will vest if the target for compound annual growth rate of consolidated net sales is achieved.

Up to one-third of the award will vest if the target for compound annual growth rate of consolidated operating income, is achieved.

Up to one-third of the award will vest if cash conversion is at or above 70% during each of the years, vesting one-ninth of the award for each year the target is achieved. The cash conversion targets were reached in 2016, 2015 and 2014.

Before the number of performance shares to be matched is finally determined, the Board of Directors shall examine whether the performance matching is reasonable considering the Company’s financial results and position, conditions on the share market and other circumstances, and if not, reduce the number of performance shares to be matched.

Since no Stock Purchase Plan will be proposed for 2017, alternative arrangements have been developed to replace the Executive Performance Stock Plan. For the Global Leadership Team, a share-based program is proposed for approval by the Annual General Meeting of shareholders (“AGM”) 2017. Details of the performance criteria are outlined in the notice of the AGM 2017.

Material contracts

Material contractual obligations are outlined in Note C31, “Contractual obligations.” These were entered into in the ordinary course of business and were primarily related to operating leases for office and production facilities, purchase contracts for outsourced manufacturing, R&D and IT operations, and the purchase of components for the Company’s own manufacturing. Ericsson is party to certain agreements, which include provisions that may take effect or be altered or invalidated by a change in control of the Company as a result of a public takeover offer. Such provisions are not unusual for certain types of agreements, such as for example financing agreements and certain license agreements. However, considering among other things the Company’s strong financial position, the Company believes that none of the agreements currently in effect would in and of itself entail any material consequence for Ericsson due to a change in control of the Company.

Risk management

Risks are defined in both a short-term and long-term perspective. They are related to long-term objectives as per the strategic direction as well as short-term objectives for next coming year. Risks are categorized into industry and market risks, commercial risks, operational risks and compliance risks. Ericsson’s risk management is

Ericsson Annual Report on Form 20-F 2016

based on the following principles, which apply universally across all business activities and risk types:

•	Risk management is an integrated part of the Ericsson Group Management System.

•

Each operational unit is accountable for owning and managing its risks according to policies, directives and process tools. Decisions are made or escalated according to defined delegation of authority. Financial risks are coordinated through Group Function Finance.

•

Risks are dealt with during the strategy process, annual planning and target setting, continuous monitoring through monthly and quarterly steering group meetings and during operational processes (customer projects, customer bid/contract, acquisition, investment and product development projects). They are subject to various controls such as decision tollgates and approvals.

At least twice a year, in connection with the approval of strategy and targets, risks are reviewed by the Board of Directors.

A central security unit coordinates management of certain risks, such as business interruption, information security and physical security. The Group Crisis Management Council deals with events of a serious nature.

For information on risks that could impact the fulfillment of targets and form the basis for mitigating activities, see the other sections of the Board of Directors’ report, Notes C2 “Critical accounting estimates and judgments,” C14 “Trade receivables and customer finance,” C19 “Interest-bearing liabilities,” C20 “Financial risk management and financial instruments” and the chapter Risk factors.

Sourcing and supply

Ericsson’s hardware largely consists of electronics. For manufacturing, the Company purchases customized and standardized components and services from several global providers as well as from local and regional suppliers.

The production of electronic modules and sub-assemblies is mostly outsourced to manufacturing services companies, of which the vast majority are in low-cost countries. Final configuration of products is largely done in-house. This consists of assembling and testing modules and integrating them into complete units. Final assembly and testing are concentrated to a few sites. Ericsson has 10 manufacturing sites in Brazil, China, Estonia, India, Mexico and Sweden.

A number of suppliers design and manufacture highly specialized and customized components. The Company generally negotiates global supply agreements with its primary suppliers. Ericsson’s suppliers are required to comply with the requirements of Ericsson’s Code of Conduct.

In general, Ericsson has alternative supply sources and seeks to avoid single source supply situations.

Variations in market prices for raw materials generally have a limited effect on total cost of goods sold. For more information, see the chapter Risk factors.

Sustainability and Corporate Responsibility

Sustainability and Corporate Responsibility (CR) are central to Ericsson’s core business and the Company’s commitment to the triple bottom line of responsible financial and environmental performance and socio-economic development. Ericsson’s ambition is to be a relevant and responsible driver of positive change. The Company aims to do this by creating positive impacts in society and minimizing risks for stakeholders.

Ericsson’s approach to Sustainability and Corporate Responsibility is integrated into business operations throughout the value chain; performance is regularly measured and assessed. The Board of Directors is briefed on Sustainability and Corporate Responsibility issues twice per year, or as needed on an ad hoc basis. Group policies and directives are implemented to ensure consistency across global operations. Ericsson’s annual Sustainability and Corporate Responsibility Report provides additional information.

Responsible business practices

Since 2000, Ericsson has supported the UN Global Compact, endorses its ten principles regarding human rights and labor standards, anti-corruption and environmental protection, and reports its Communication on Progress at the Advanced level. In 2016, for the third year, Ericsson reported according to the UN Guiding Principles on Business and Human Rights Reporting Framework. The Ericsson Group Management System includes a Code of Business Ethics, a Code of Conduct, a Sustainability Policy and an Occupational Health and Safety Policy which reflect responsible business practices. These policies and practices are reinforced by employee awareness training and monitoring, and their implementation is externally assured.

Anti-corruption

Ericsson’s anti-corruption program, focused on prevention and accountability, is continuously strengthened. In 2016, that included: adding additional resources to the Compliance Office headed by the Chief Compliance Officer; launching an automated anti-corruption screening tool for conducting due diligence of suppliers and other third parties in Region Northern Europe and Central Asia, with global rollout

Ericsson Annual Report on Form 20-F 2016

planned for 2017. Between 2013 and the end of 2016, more than 95,900 active employees completed an anti-corruption e-learning course.

Human rights

The Code of Business Ethics and Code of Conduct reflect the Company’s ongoing commitment to respect human rights. Ericsson works actively to integrate the United Nations Guiding Principles on Business and Human Rights into its governance framework. Human rights due diligence was strengthened in areas such as Sales Compliance which evaluates possible risks to human rights based on unintended use of technology according to established criteria that is implemented globally. During 2016, more than 600 cases within the Sales Compliance Process were reviewed; 7% were rejected and 93% were approved or approved with mitigating conditions.

Since 2013, Ericsson has performed UNGP-aligned Human Rights Impact Assessments in Myanmar, Iran and Ethiopia. In 2016, work was also initiated to evaluate Cuba from a human rights perspective. During 2016, a review of both the Code of Conduct and the Code of Business Ethics was initiated for example to assess the needs for updates and improvements in light of new legislation in the UK on modern slavery and human trafficking.

Responsible sourcing

Suppliers must comply with the requirements of Ericsson’s Code of Conduct. In 2016, third-party audits were introduced, which will enhance the credibility and robustness of supplier audits and assessments. The Company uses a risk-based approach to ensure that the high-risk portfolio areas, and highest-risk markets, are targeted first. For prioritized areas such as road and vehicle safety, working at heights, working hours and labor rights, Ericsson performs regular audits and works with suppliers to ensure measurable and continuous improvements. Findings are followed up to ensure that improvements are made. In 2016, over 330 audits and assessments were performed.

Ericsson addresses the issue of conflict minerals, including compliance with the US Dodd-Frank Act and the disclosure rule adopted by the U.S. Securities and Exchange Commission, through measures in its sourcing processes. The Company also works with suppliers on this issue and engages in industry initiatives such as the Conflict-Free Sourcing Initiative, driven by the Global e-Sustainability Initiative and the Electronic Industry Citizenship Coalition. Ericsson encourages smelters not yet validated as conflict free to undergo the Conflict-Free Smelter Program audit to ensure their conflict-free status.

Occupational health and safety (OHS)

Providing a safe and healthy work environment is of paramount importance to Ericsson. The Company takes a transparent and inclusive approach, which includes engagement with suppliers. Ericsson has a special focus on suppliers building and servicing networks on behalf of Ericsson. The vision is zero major incidents.

OHS is integrated across operations globally, with a focus on awareness and prevention. In 2016, an Incident Review Board and Global OHS Board were established for overall governance of OHS.

Supporting climate action

At the UN Climate Change Conference of the Parties (COP 22) in Marrakech, Morocco in 2016, industries joined world leaders to support the goals set out in the Paris Agreement, which entered into force on November 4, 2016.

Ericsson is committed to develop and deliver solutions to support climate action. An ongoing priority is improving the life-cycle carbon footprint as part of a broader circular economy approach. The Company works to reduce negative environmental impacts while delivering solutions that enable a low-carbon economy. As energy use of products in operation remains the Company’s most significant environmental impact, Ericsson works with mobile operators to encourage network and site energy optimization, through innovative products, software and solutions. Processes and controls are in place to ensure compliance with relevant product-related environmental, customer and regulatory requirements. An important aspect of Ericsson’s Design for Environment initiatives is materials management and efficiency.

Ericsson has a long-term objective to maintain absolute CO2e emissions from its own activities for business travel, product transportation and facilities energy use in 2017 at the same level as in 2011. To achieve this long-term objective, the Company aims to reduce CO2e emissions per employee by 30% over five years. The Company achieved a 5% reduction of CO2e emissions per employee in 2016.

Over the past five years, CO2e emissions per employee have been reduced by 45% compared to a 2011 baseline. The company met its target to reduce twice as much societal CO2 emissions via its product and service offerings in areas such as utilities (smart meters) and transportation as emitted from Ericsson’s own operations.

Radio waves and health

Ericsson employs rigid product testing and installation procedures with the goal of ensuring that radio wave exposure levels from products

Ericsson Annual Report on Form 20-F 2016

and network solutions are below established safety limits. The Company also provides public information on radio waves and health, and supports independent research to further increase knowledge in this area. Since 1996, Ericsson has co-sponsored over 100 studies related to electromagnetic fields and health, primarily through the Mobile Manufacturers Forum.

To assure scientific independence, firewalls were in place between the industrial sponsors and the researchers conducting these studies. Independent expert groups and public health authorities, including the World Health Organization, have reviewed the total amount of research and have consistently concluded that the balance of evidence does not demonstrate any health effects associated with radio wave exposure from either mobile phones or radio base stations.

Reporting in accordance with GRI G4 core

Ericsson publishes an annual Sustainability and Corporate Responsibility report and full key performance data is made available on the Ericsson website according to the Global Reporting Initiative (GRI) Sustainability Reporting Guidelines. The performance data is assured by a third-party.

Legal proceedings

In March 2016, Ericsson and Adaptix Inc. (Adap-tix) reached a settlement agreement, resolving all pending litigation between the parties including the patent infringement lawsuits filed by Adaptix against Ericsson with the US District Court for Eastern District of Texas and with the Tokyo District Court in Japan.

In 2013, Ericsson filed a patent infringement lawsuit in the Delhi High Court against Indian handset company Micromax, seeking damages and an injunction. As part of its defense, Micro-max filed a complaint with the Competition Commission of India (CCI) and the CCI has decided to refer the case to the Director General’s Office for an in-depth investigation. In January 2014, the CCI opened another investigation against Ericsson based on claims made by Intex Technologies (India) Limited. Ericsson has challenged CCI’s jurisdiction in these cases before the Delhi High Court and is waiting for a final decision by the Delhi High Court. Ericsson has made numerous attempts to sign a license agreement with both Micromax and Intex on Fair, Reasonable and Non-discriminatory (FRAND) terms.

In 2012, Wi-LAN Inc., a Canadian patent licensing company, filed a complaint against Ericsson in the US District Court for the Southern District of Florida alleging that Ericsson’s LTE products infringe three of Wi-LAN’s US patents. On May 22, 2015, the Florida Court granted a Motion for Summary Judgment in favor of Ericsson, which judgement was in January 2017 vacated by the Court of Appeals for the Federal Circuit. The case was remanded to the District Court for further proceedings consistent with the Federal Circuit’s opinion.

In 2014, Ericsson was joined as a party to- litigation brought by Unwired Planet against Google, Samsung and Huawei in the English High Court in London, in which Unwired Planet accused the defendants of infringing certain patents, some of which were purchased from Ericsson in 2013. Around the same time Ericsson has also intervened in the similar proceedings ongoing in the Dusseldorf District Court in which the defendants also include HTC and LG. The Defendants’ counter-allegations included that the agreement entered into between Unwired Planet and Ericsson in 2013 for the sale of part of Ericsson’s patent portfolio is invalid because of breach of competition law. Ericsson has rejected these claims. Unwired Planet has since settled its cases with Google and Samsung (both in the UK and Germany). In connection therewith these defendants’ counter-claims against Ericsson have been discontinued.

In a decision issued in January, 2016, the Dusseldorf District Court found that there is no ground for the allegation that Ericsson’ sale of patents to Unwired Planet is not in breach of competition law, and rejected this and all other allegations made by the defendants’ against Ericsson. Ericsson remains as intervener in the German cases. This decision has been appealed.

Further, in October 2016 Huawei withdrew its counterclaim against Ericsson in the UK.

In addition to the proceedings discussed above, the Company is, and in the future may be, involved in various other lawsuits, claims and proceedings incidental to the ordinary course of business.

Parent Company

The Parent Company business consists mainly of corporate management, holding company functions and internal banking activities. It also handles customer credit management, performed on a commission basis by Ericsson Credit AB.

The Parent Company has 5 (5) branch offices. In total, the Group has 79 (81) branch and representative offices.

Financial information

Income after financial items was SEK 15.6 (16.8) billion. The Parent Company had no sales in 2016 or 2015 to subsidiaries, while 43% (43%) of total purchases of goods and services were from such companies.

Ericsson Annual Report on Form 20-F 2016

Major changes in the Parent Company’s financial position for the year included:

•	Increased current and non-current receivables from subsidiaries of SEK 17.1 billion.

•	Decreased gross cash of SEK 5.7 billion.

•	Increased current and non-current liabilities to subsidiaries of SEK 7.6 billion.

At the end of the year, gross cash: cash, cash equivalents, short-term investments, and interest-bearing securities non-current amounted to SEK 42.9 (48.6) billion.

Share information

As of December 31, 2016, the total number of shares in issue was 3,331,151,735, of which 261,755,983 were Class A shares, each carrying one vote, and 3,069,395,752 were Class B shares, each carrying one tenth of one vote. Both classes of shares have the same rights of participation in the net assets and earnings. The two largest shareholders at year-end were Investor AB and AB Industrivärden holding 21.77% and 15.15% respectively of the voting rights in the Parent Company.

In accordance with the conditions of the Long- Term Variable Compensation Program (LTV) for Ericsson employees, 13,275,251 treasury shares were distributed to employees or sold in 2016. The quotient value of these shares was SEK 5.00, totaling SEK 66.4 million, representing less than 1% of capital stock, and compensation received for shares sold and distributed shares amounted to SEK 137.8 million.

The holding of treasury stock at December 31, 2016 was 62,192,390 Class B shares. The quotient value of these shares is SEK 5.00, totaling SEK 311 million, representing 1.9% of capital stock, and the purchase price amounts to SEK 454.3 million.

The Annual General Meeting (AGM) 2016 resolved to issue 26.1 million Class C shares for the Long-Term Variable Remuneration Program (LTV). In accordance with an authorization from the AGM, in the second quarter 2016, the Board of Directors resolved to repurchase the new issued shares, which were subsequently converted into Class B shares. The quotient value of the repurchased shares was SEK 5.00, totaling SEK 130.5 million, representing less than 1% of capital stock, and the acquisition cost was approximately SEK 130.7 million.

Proposed disposition of earnings

The Board of Directors proposes that a dividend of SEK 1.00 (3.70) per share be paid to shareholders duly registered on the record date of March 31, 2017, and that the Parent Company shall retain the remaining part of non-restricted equity. The Class B treasury shares held by the Parent Company are not entitled to receive dividend. Assuming that no treasury shares remain on the record date, the Board of Directors proposes that earnings be distributed as follows:

Amount to be paid to the shareholders	SEK 3,331,151,735
Amount to be retained by the Parent Company	SEK 41,420,521,393
Total non-restricted equity of the Parent Company	SEK 44,751,673,128

As a basis for its dividend proposal, the Board of Directors has made an assessment in accordance with Chapter 18, Section 4 of the Swedish Companies Act of the Parent Company’s and the Group’s need for financial resources as well as the Parent Company’s and the Group’s liquidity, financial position in other respects and long-term ability to meet their commitments. The Group reports an equity ratio of 49.6% (51.8%) and a net cash amount of SEK 31.2 (41.2) billion.

The Board of Directors has also considered the Parent Company’s result and financial position and the Group’s position in general. In this respect, the Board of Directors has taken into account known commitments that may have an impact on the financial positions of the Parent Company and its subsidiaries.

The proposed dividend does not limit the Group’s ability to make investments or raise funds, and it is the Board of Directors’ assessment that the proposed dividend is well-balanced considering the nature, scope and risks of the business activities as well as the capital requirements for the Parent Company and the Group in addition to coming years’ business plans and economic development.

Post-closing events

New segment structure from January 1, 2017

From January 1, 2017, financial reporting is done according to the new structure, i.e., by the new segments Networks, IT & Cloud and Media.

Börje Ekholm takes office as CEO and President

Börje Ekholm takes office as CEO and President. On January 16, 2017, Ericsson announced that in connection with Börje Ekholm assuming the position as President and CEO of Ericsson, Jan Frykhammar, who has temporarily held the position as President and CEO, remains a member of the Executive Leadership Team and is appointed Executive Vice President and Advisor to the CEO. Jan Frykhammar will support Börje Ekholm during a transition period and will focus on corporate governance and efficiency.

Magnus Mandersson remains Executive Vice President, advisor to the CEO, focusing on customer relationships, and a member of the Executive Leadership Team. Magnus Mandersson also remains Chairperson of four out of Ericsson’s ten regions.

Carl Mellander remains acting Chief Financial Officer and a member of the Executive Leadership Team.

Ericsson Annual Report on Form 20-F 2016

Board assurance

The Board of Directors and the President declare that the consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB and adopted by the EU, and give a fair view of the Group’s financial position and results of operations. The financial statements of the Parent Company have been prepared in accordance with generally accepted accounting principles in Sweden and give a fair view of the Parent Company’s financial position and results of operations.

The Board of Directors’ Report for the Ericsson Group and the Parent Company provides a fair view of the development of the Group’s and the Parent Company’s operations, financial position and results of operations and describes material risks and uncertainties facing the Parent Company and the companies included in the Group.

Ericsson Annual Report on Form 20-F 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Telefonaktiebolaget LM Ericsson (publ)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Telefonaktiebolaget LM Ericsson and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

April 26, 2017, Stockholm, Sweden

By:	/s/ PricewaterhouseCoopers
Name:	PricewaterhouseCoopers AB

Ericsson Annual Report on Form 20-F 2016

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement

January–December, SEK million	Notes	2016	2015	2014
Net sales	C3, C4	222,608	246,920	227,983
Cost of sales		–156,243	–161,101	–145,556

Gross income		66,365	85,819	82,427
Gross margin (%)		29,8%	34.8%	36.2%
Research and development expenses		–31,635	–34,844	–36,308
Selling and administrative expenses		–28,866	–29,285	–27,100

Operating expenses		–60,501	–64,129	–63,408
Other operating income and expenses	C6	404	153	–2,156
Share in earnings of joint ventures and associated companies	C3, C12	31	–38	–56

Operating income	C3	6,299	21,805	16,807
Financial income	C7	–115	525	1,277
Financial expenses	C7	–2,158	–2,458	–2,273

Income after financial items		4,026	19,872	15,811
Taxes	C8	–2,131	–6,199	–4,668

Net income		1,895	13,673	11,143
Net income attributable to:
Stockholders of the Parent Company		1,716	13,549	11,568
Non-controlling interest		179	124	–425
Other information
Average number of shares, basic (million)	C9	3,263	3,249	3,237
Earnings per share attributable to stockholders of the Parent Company, basic (SEK)1)	C9	0.53	4.17	3.57
Earnings per share attributable to stockholders of the Parent Company, diluted (SEK)1)	C9	0.52	4.13	3.54

1)	Based on Net income attributable to stockholders of the Parent Company.

Ericsson Annual Report on Form 20-F 2016

Consolidated statement of comprehensive income

January–December, SEK million	2016	2015	2014
Net income	1,895	13,673	11,143

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans including asset ceiling	–1,766	–2,026	–10,017
Tax on items that will not be reclassified to profit or loss	520	721	2,218
Items that may be reclassified to profit or loss
Available-for-sale financial assets
Gains/losses arising during the period	–7	—	—
Revaluation of other investments in shares and participations
Fair value remeasurement	–2	457	47
Changes in cumulative translation adjustments	4,235	–604	8,734
Share of other comprehensive income of joint ventures and associated companies	–362	141	579
Tax on items that may be reclassified to profit or loss	1	—	5

Total other comprehensive income, net of tax	2,619	–1,311	1,566

Total comprehensive income	4,514	12,362	12,709
Total comprehensive income attributable to:
Stockholders of the Parent Company	4,285	12,218	12,981
Non-controlling interests	229	144	–272

Ericsson Annual Report on Form 20-F 2016

Consolidated balance sheet

December 31, SEK million	Notes	2016	2015
Assets
Non-current assets
Intangible assets	C10, C26
Capitalized development expenses		8,076	5,493
Goodwill		43,387	41,087
Intellectual property rights, brands and other intangible assets		7,747	9,316

Property, plant and equipment	C11, C26, C27	16,734	15,901
Financial assets
Equity in joint ventures and associated companies	C12	775	1,210
Other investments in shares and participations	C12	1,179	1,275
Customer finance, non-current	C12	2,128	1,739
Interest-bearing securities, non-current	C12, C20	7,586	—
Other financial assets, non-current	C12	4,442	5,634
Deferred tax assets	C8	15,522	13,183

		107,576	94,838
Current assets
Inventories	C13	30,307	28,436

Trade receivables	C14	68,117	71,069
Customer finance, current	C14	2,625	2,041
Other current receivables	C15	24,431	21,709
Interest-bearing securities, current	C20	13,325	26,046
Cash and cash equivalents	C25	36,966	40,224

		175,771	189,525

Total assets		283,347	284,363

Equity and liabilities
Equity
Stockholders’ equity	C16	139,817	146,525
Non-controlling interest in equity of subsidiaries		675	841

		140,492	147,366
Non-current liabilities
Post-employment benefits	C17	23,723	22,664
Provisions, non-current	C18	946	176
Deferred tax liabilities	C8	2,147	2,472
Borrowings, non-current	C19, C20	18,653	22,744
Other non-current liabilities		2,621	1,851

		48,090	49,907
Current liabilities
Provisions, current	C18	5,411	3,662
Borrowings, current	C19, C20	8,033	2,376
Trade payables	C22	25,318	22,389
Other current liabilities	C21	56,003	58,663

		94,765	87,090

Total equity and liabilities1)		283,347	284,363

1)	Of which interest-bearing liabilities SEK 26,686 (25,120) million.

Ericsson Annual Report on Form 20-F 2016

Consolidated statement of cash flows

January–December, SEK million	Notes	2016	2015	2014
Operating activities
Net income		1,895	13,673	11,143
Adjustments to reconcile net income to cash	C25	6,112	10,611	11,200

		8,007	24,284	22,343

Changes in operating net assets
Inventories		–613	–366	–2,924
Customer finance, current and non-current		–950	824	–710
Trade receivables		5,933	7,000	1,182
Trade payables		2,775	–2,676	1,265
Provisions and post-employment benefits		3,106	544	–859
Other operating assets and liabilities, net		–4,248	–9,013	–1,595

		6,003	–3,687	–3,641

Cash flow from operating activities		14,010	20,597	18,702
Investing activities
Investments in property, plant and equipment	C11	–6,129	–8,338	–5,322
Sales of property, plant and equipment		482	1,301	522
Acquisitions of subsidiaries and other operations	C25, C26	–984	–2,201	–4,442
Divestments of subsidiaries and other operations	C25, C26	362	1	48
Product development	C10	–4,483	–3,302	–1,523
Other investing activities		–3,004	–543	–3,392
Interest–bearing securities		5,473	5,095	6,596

Cash flow from investing activities		–8,283	–7,987	–7,513

Cash flow before financing activities		5,727	12,610	11,189

Financing activities
Proceeds from issuance of borrowings		1,527	1,179	1,282
Repayment of borrowings		–1,072	–1,336	–9,384
Proceeds from stock issue		131	—	—
Sale/repurchase of own shares		–26	169	—
Dividends paid		–12,263	–11,337	–9,846
Other financing activities		–39	615	–277

Cash flow from financing activities		–11,742	–10,710	–18,225
Effect of exchange rate changes on cash		2,757	–2,664	5,929

Net change in cash		–3,258	–764	–1,107
Cash and cash equivalents, beginning of period		40,224	40,988	42,095

Cash and cash equivalents, end of period	C25	36,966	40,224	40,988

Ericsson Annual Report on Form 20-F 2016

Consolidated statement of changes in equity

Equity and Other comprehensive income 2016

SEK million	Capital stock	Additional paid in capital	Retained earnings	Stock- holders’ equity		Non- controlling interest	Total equity
January 1, 2016	16,526	24,731	105,268	146,525		841	147,366
Net income
Group	—	—	1,690	1,690		179	1,869
Joint ventures and associated companies	—	—	26	26		—	26

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements related to post-employment benefits
Group	—	—	–1,770	–1,770		4	–1,766
Tax on items that will not be reclassified to profit or loss	—	—	521	521		–1	520
Items that may be reclassified to profit or loss
Available-for-sale financial assets
Gains (+)/Losses (–) arising during the period
Group	—	—	–7	–7		—	–7
Revaluation of other investments in shares and participations
Group	—	—	–2	–2		—	–2
Changes in cumulative translation adjustments
Group	—	—	4,188	4,188	1)	47	4,235
Joint ventures and associated companies	—	—	–362	–362		—	–362
Tax on items that may be reclassified to profit or loss	—	—	1	1		—	1

Total other comprehensive income, net of tax	—	—	2,569	2,569		50	2,619

Total comprehensive income	—	—	4,285	4,285		229	4,514
Transactions with owners
Stock issue	131	—	—	131		—	131
Sale of own shares	—	—	105	105		—	105
Repurchase of own shares	—	—	–131	–131		–190	–321
Stock purchase plans
Group	—	—	957	957		—	957
Dividends paid	—	—	–12,058	–12,058	2)	–205	–12,263
Transactions with non-controlling interest	—	—	3	3		—	3

December 31, 2016	16,657	24,731	98,429	139,817		675	140,492

1)	Changes in cumulative translation adjustments include changes regarding revaluation of goodwill in local currency of SEK 2,355 million (SEK 1,592 million in 2015 and 4,794 million in 2014), and realized gain/losses net from sold/liquidated companies, SEK –90 million (SEK –3 million in 2015 and SEK 3 million in 2014).
2)	Dividends paid per share amounted to SEK 3.70 (SEK 3.40 in 2015 and SEK 3.00 in 2014).

Ericsson Annual Report on Form 20-F 2016

Equity and Other comprehensive income 2015

SEK million	Capital stock	Additional paid in capital	Retained earnings	Stock- holders’ equity	Non- controlling interest	Total equity
January 1, 2015	16,526	24,731	103,049	144,306	1,003	145,309
Net income
Group	—	—	13,587	13,587	124	13,711
Joint ventures and associated companies	—	—	–38	–38	—	–38

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements related to post-employment benefits
Group	—	—	–2,033	–2,033	7	–2,026
Tax on items that will not be reclassified to profit or loss	—	—	722	722	–1	721
Items that may be reclassified to profit or loss
Revaluation of other investments in shares and participations
Group	—	—	457	457	—	457
Changes in cumulative translation adjustments
Group	—	—	–618	–618	14	–604
Joint ventures and associated companies	—	—	141	141	—	141

Total other comprehensive income, net of tax	—	—	–1,331	–1,331	20	–1,311

Total comprehensive income	—	—	12,218	12,218	144	12,362
Transactions with owners
Sale/repurchase of own shares	—	—	169	169	—	169
Stock purchase plans
Group	—	—	865	865	—	865
Dividends paid	—	—	–11,033	–11,033	–304	–11,337
Transactions with non-controlling interest	—	—	—	—	–2	–2

December 31, 2015	16,526	24,731	105,268	146,525	841	147,366

Ericsson Annual Report on Form 20-F 2016

Equity and Other comprehensive income 2014

SEK million	Capital stock	Additional paid in capital	Retained earnings	Stock- holders’ equity	Non- controlling interest	Total equity
January 1, 2014	16,526	24,731	98,947	140,204	1,419	141,623
Net income
Group	—	—	11,624	11,624	–425	11,199
Joint ventures and associated companies	—	—	–56	–56	—	–56

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements related to post-employment benefits
Group	—	—	–10,014	–10,014	–3	–10,017
Tax on items that will not be reclassified to profit or loss	—	—	2,218	2,218	—	2,218
Items that may be reclassified to profit or loss
Revaluation of other investments in shares and participations
Group	—	—	47	47	—	47
Changes in cumulative translation adjustments
Group	—	—	8,578	8,578	156	8,734
Joint ventures and associated companies	—	—	579	579	—	579
Tax on items that may be reclassified to profit or loss	—	—	5	5	—	5

Total other comprehensive income, net of tax	—	—	1,413	1,413	153	1,566

Total comprehensive income	—	—	12,981	12,981	–272	12,709
Transactions with owners
Sale/repurchase of own shares	—	—	106	106	—	106
Stock purchase plans
Group	—	—	717	717	—	717
Dividends paid	—	—	–9,702	–9,702	–144	–9,846

December 31, 2014	16,526	24,731	103,049	144,306	1,003	145,309

Ericsson Annual Report on Form 20-F 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

C1    Significant accounting policies

Introduction

The consolidated financial statements comprise Telefonaktiebolaget LM Ericsson, the Parent Company, and its subsidiaries (“the Company”) and the Company’s interests in joint ventures and associated companies. The Parent Company is domiciled in Sweden at Torshamnsgatan 21, SE-164 83 Stockholm.

The consolidated financial statements for the year ended December 31, 2016 have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU and RFR 1 “Additional rules for Group Accounting,” related interpretations issued by the Swedish Financial Reporting Board (Rådet för Finansiell Rapportering), and the Swedish Annual Accounts Act. For the financial reporting of 2016, the Company has applied IFRS as issued by the IASB (IFRS effective as per December 31, 2016). There is no difference between IFRS effective as per December 31, 2016, and IFRS as endorsed by the EU, nor is RFR 1 related interpretations issued by the Swedish Financial Reporting Board (Rådet för Finansiell Rapportering) or the Swedish Annual Accounts Act in conflict with IFRS, for all periods presented.

The financial statements were approved by the Board of Directors on February 24, 2017. The balance sheets and income statements are subject to approval by the Annual General Meeting of shareholders.

Amendments applied as from January 1, 2016

There have not been any significant amendments of IFRS concerning the Company during 2016.

The following changes are not due to changes in IFRS:

Presentation in financial statements

In the consolidated Balance sheet, Interest-bearing securities, non-current has been added as a new line and Short term investments has been renamed Interest-bearing securities, current. On the statement of Cash flow, the line Short-term investments has been renamed Interest-bearing securities.

Basis of presentation

The financial statements are presented in millions of Swedish Krona (SEK). They are prepared on a historical cost basis, except for certain financial assets and liabilities that are stated at fair value: derivative financial instruments, financial instruments held for trading, financial instruments classified as available-for-sale and plan assets related to defined benefit pension plans. Financial information in the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of cash flows and the consolidated statement of changes in equity with related notes are presented with two comparison years while for the consolidated balance sheet financial information with related notes is presented with only one comparison year.

Basis of consolidation and composition of the Group

The consolidated financial statements are prepared in accordance with the purchase method. Accordingly, consolidated stockholders’ equity includes equity in subsidiaries, joint ventures and associated companies earned only after their acquisition.

Subsidiaries are all companies for which Telefonaktiebolaget LM Ericsson, directly or indirectly, is the parent. To be classified as a parent, Telefonaktiebolaget LM Ericsson, directly or indirectly, must control another company which requires that the Parent Company has power over that other company, is exposed to variable returns from its involvement and has the ability to use its power over that other company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that such control ceases.

Intra-group balances and any unrealized income and expense arising from intra-group transactions are fully eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

The Company is composed of a parent company, Telefonaktiebolaget LM Ericsson, with generally fully-owned subsidiaries in many countries of the world. The largest operating subsidiaries are the fully-owned telecom vendor companies Ericsson AB, incorporated in Sweden and Ericsson Inc., incorporated in the US.

Business combinations

At the acquisition of a business, the cost of the acquisition, being the purchase price, is measured as the fair value of the assets given, and liabilities incurred or assumed at the date of exchange, including any cost related to contingent consideration. Transaction costs attributable to the acquisition are expensed as incurred. The acquisition cost is allocated to acquired assets, liabilities and contingent liabilities based upon appraisals made, including assets and liabilities that were not recognized on the acquired entity’s balance sheet, for example intangible assets such as customer relations, brands, patents and financial liabilities. Goodwill arises when the purchase price exceeds the fair value of recognizable acquired net assets. In acquisitions with non-controlling interests full or partial goodwill can be recognized. Final amounts are established within one year after the transaction date at the latest.

In case there is a put option for non-controlling interest in a subsidiary a corresponding financial liability is recognized.

Non-controlling interest

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Company ceases to have control, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest in an associate or financial asset. In addition, any amounts previously recognized in Other comprehensive income in respect of that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in Other comprehensive income are reclassified to profit or loss.

At acquisition, there is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

Joint ventures and associated companies

Joint ventures and associated companies are accounted for in accordance with the equity method. Under the equity method, the investment in joint venture or associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. If the Company’s interest in an associated company is nil, the Company shall not, as prescribed by IFRS, recognize its part of any future losses. Provisions related to obligations for such an interest shall, however, be recognized in relation to such an interest.

Investments in associated companies, i.e., when the Company has significant influence and the power to participate in the financial and operating policy decisions of the associated company, but is not in control or joint control over those policies. Normally, this is the case in voting stock interest, including effective potential voting rights, which stand at least at 20% but not more than 50%.

Ericsson Annual Report on Form 20-F 2016

The Company’s share of income before taxes is reported in item “Share in earnings of joint ventures and associated companies,” included in Operating Income. This reflects the fact that these interests are held for operating rather than investing or financial purposes. Ericsson’s share of income taxes related to associated companies is reported under the line item “Taxes,” in the income statement.

Unrealized gains on transactions between the Company and its joint ventures and associated companies are eliminated to the extent of the Company’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Shares in earnings of joint ventures and associated companies included in consolidated equity which are undistributed are reported in Retained earnings in the balance sheet.

Impairment testing as well as recognition or reversal of impairment of investments in each joint venture and associated company is performed in the same manner as for intangible assets other than goodwill. The entire carrying value of each investment, including goodwill, is tested as a single asset. See also description under “Intangible assets other than goodwill” below.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in Other comprehensive income are reclassified to profit or loss where appropriate.

In Note C2, “Critical Accounting Estimates and Judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Foreign currency remeasurement and translation

Items included in the financial statements of each entity of the Company are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Swedish Krona (SEK), which is the Parent Company’s functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of each respective transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, unless deferred in Other comprehensive income under the hedge accounting practices as described below.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in OCI.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss.

Group companies

The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet.

Period income and expenses for each income statement are translated at period average exchange rates.

All resulting net exchange differences are recognized as a separate component of Other comprehensive income (OCI).

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are accounted for in OCI. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in OCI are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

The Company is continuously monitoring the economies with high inflation, the risk of hyperinflation and potential impact on the Company. There is no significant impact due to any currency translation of a hyper-inflationary economy.

Statement of cash flows

The statement of cash flows is prepared in accordance with the indirect method. Cash flows in foreign subsidiaries are translated at the average exchange rate during the period. Payments for subsidiaries acquired or divested are reported as cash flow from investing activities, net of cash and cash equivalents acquired or disposed of respectively.

Cash and cash equivalents consist of cash, bank, and interest-bearing securities that are highly liquid monetary financial instruments with a remaining maturity of three months or less at the date of acquisition.

Revenue recognition

Background

The Company offers a comprehensive portfolio of telecommunication and data communication systems, professional services, and support solutions. Products, both hardware and software as well as services, are in general standardized. The impact of this is that any acceptance terms are normally only formal requirements. In Note C3, “Segment information,” the Company’s products and services are disclosed in more detail as per operating segment.

The Company’s products and services are generally sold under delivery-type or multi-year recurring services contracts. The delivery type contracts often contain content from more than one segment.

Accounting treatment

Sales are based on fair values of consideration received and recorded net of value added taxes, goods returned and estimated trade discounts. Revenue is recognized when risks and rewards have been transferred to the customer, with reference to all significant contractual terms, when:

•	The product or service has been delivered

•	The revenue amount is fixed or determinable

•	The customer has received and activation has been made of separately sold software

•	Collection is reasonably assured

Estimations of contractual performance criteria impact the timing and amounts of revenue recognized and may therefore defer revenue recognition until the performance criteria are met. The profitability of contracts is periodically assessed, and provisions for any estimated losses are made immediately when losses are probable.

Allocation and/or timing criteria specific to each type of contract are:

•

Delivery-type contracts – These contracts relate to delivery, installation, integration of products and provision of related services, normally under multiple elements contracts. Under multiple elements contracts, accounting is based on that the revenue recognition criteria are applied to the separately identifiable components of the contract. Revenue, including the impact of any discount or rebate, is allocated to each element based on relative fair values. Networks, Global Services and Support Solutions have contracts that relate to this type of arrangement.

•

Contracts for services – These relate to multi-year service contracts such as support- and managed service contracts and other types of recurring services. Revenue is recognized when the services have been provided, generally pro rata over the contract period. Global- Services has contracts that relate to this type of arrangement.

•

Contracts generating license fees from third-parties for the use of the Company’s intellectual property rights – License fees are measured based on the substance of the contract. Examples are a percentage of sales or currency amount per unit and recognized over the license period or at a single point of time when no obligations remain. The amount of consideration shall also be reasonably certain. Networks and Support Solutions have contracts that relate to this type of arrangement.

Ericsson Annual Report on Form 20-F 2016

For sales between consolidated companies, associated companies, joint ventures and segments, the Company applies arm’s length pricing.

In Note C2, “Critical accounting estimates and judgments,” a further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Earnings per share

Basic earnings per share are calculated by dividing net income attributable to stockholders of the Parent Company by the weighted average number of shares outstanding (total number of shares less treasury stock) during the year.

Diluted earnings per share are calculated by dividing net income attributable to stockholders of the Parent Company, when appropriately adjusted by the sum of the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares. Potential ordinary shares are treated as dilutive when, and only when, their conversion to ordinary shares would decrease earnings per share.

Rights to matching shares are considered dilutive when the actual fulfillment of any performance conditions as of the reporting date would give a right to ordinary shares.

Financial assets

Financial assets are recognized when the Company becomes a party to the contractual provisions of the instrument. Regular purchases and sales of financial assets are recognized on the settlement date.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Separate assets or liabilities are recognized if any rights and obligations are created or retained in the transfer.

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Financial assets are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement.

The fair values of quoted financial investments and derivatives are based on quoted market prices or rates. If official rates or market prices are not available, fair values are calculated by discounting the expected future cash flows at prevailing interest rates. Valuations of foreign exchange options and Interest Rate Guarantees (IRG) are made by using the Black-Scholes formula. Inputs to the valuations are market prices for implied volatility, foreign exchange and interest rates.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss either are designated as such at initial recognition or are financial assets held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the near term.

Derivatives are classified as held for trading, unless they are designated as hedging instruments for the purpose of hedge accounting. Assets held for trading are classified as current assets.

Gains or losses arising from changes in the fair values of the “Financial assets at fair value through profit or loss” category (excluding derivatives) are presented in the income statement within Financial income in the period in which they arise. Derivatives are presented in the income statement either as Cost of sales, Other operating income, Financial income or Financial expense, depending on the intent with the transaction.

Loans and receivables

Receivables, including those that relate to customer financing, are subsequently measured at amortized cost using the effective interest rate method, less allowances for impairment charges. Trade receivables include amounts due from customers. The balance represents amounts billed to customers as well as amounts where risk and rewards have been transferred to the customer but the invoice has not yet been issued.

Collectability of the receivables is assessed for purposes of initial revenue recognition.

Available-for-sale financial assets

Investments in liquid bonds with low credit risk which are not held for trading are classified as available-for-sale. If the maturity is longer than one year the bonds are included in Interest-bearing securities, non-current. Bonds held as available-for-sale with a maturity shorter than one year are included in Interest-bearing securities, current. Unrealized gains and losses are recognized in OCI. When these securities are derecognized, the accumulated fair value adjustments will be included in financial income.

Dividends on available-for-sale equity instruments are recognized in the income statement as part of financial income when the Company’s right to receive payments is established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences on monetary securities are recognized in profit or loss; translation differences on non-monetary securities are recognized in OCI. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in OCI. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments previously recognized in OCI are included in the income statement.

Impairment

At each balance sheet date, the Company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as evidence that the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from OCI and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

An assessment of impairment of receivables is performed when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivable. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement within selling expenses. When a trade receivable is finally established as uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited to selling expenses in the income statement.

Financial liabilities

Financial liabilities are recognized when the Company becomes bound to the contractual obligations of the instrument.

Financial liabilities are derecognized when they are extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires.

Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any

Ericsson Annual Report on Form 20-F 2016

difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Fair value hedging and fair value hedge accounting

The purpose of fair value hedges is to hedge the variability in the fair value of fixed-rate debt (issued bonds) from changes in the relevant benchmark yield curve for its entire term by converting fixed interest payments to a floating rate (e.g., STIBOR or LIBOR) by using interest rate swaps (IRS). The credit risk/spread is not hedged. The fixed leg of the IRS is matched against the cash flows of the hedged bond. Hereby, the fixed-rate bond/ debt is converted into a floating-rate debt in accordance with the policy.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, when hedge accounting is applied. The Company only applies fair value hedge accounting for hedging fixed interest risk on borrowings. Both gains and losses relating to the interest rate swaps hedging fixed rate borrowings and the changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk are recognized in the income statement within Financial expenses. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to the income statement over the remaining period to maturity.

When applying fair value hedge accounting, derivatives are initially recognized at fair value at trade date and subsequently re-measured at fair value.

At the inception of the hedge, the Company documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note C20, “Financial risk management and financial instruments.” Movements in the hedging reserve in OCI are shown in Note C16, “Equity and other comprehensive income.”

The fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as current assets or liabilities.

Financial guarantees

Financial guarantee contracts are initially recognized at fair value (i.e., usually the fee received). Subsequently, these contracts are measured at the higher of:

•	The amount determined as the best estimate of the net expenditure required to settle the obligation according to the guarantee contract.

•	The recognized contractual fee less cumulative amortization when amortized over the guarantee period, using the straight-line-method.

•	The best estimate of the net expenditure comprising future fees and cash flows from subrogation rights.

Inventories

Inventories are measured at the lower of cost or net realizable value on a first-in, first-out (FIFO) basis.

Risks of obsolescence have been measured by estimating market value based on future customer demand and changes in technology and customer acceptance of new products.

A significant part of Inventories is Contract work in progress (CWIP). Recognition and derecognition of CWIP relates to the Company’s revenue recognition principles meaning that costs incurred under a customer contract are recognized as CWIP. When revenue is recognized, CWIP is derecognized and is instead recognized as Cost of sales.

In Note C2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Intangible assets

Intangible assets other than goodwill

Intangible assets other than goodwill comprise intangible assets acquired through business combinations, such as patents, customer relations, trademarks and software, as well as capitalized development expenses and separately acquired intangible assets, mainly consisting of software. At initial recognition, acquired intangible assets related to business combinations are stated at fair value and capitalized development expenses and software are stated at cost. Subsequent to initial recognition, these intangible assets are stated at initially recognized amounts less accumulated amortization and any impairment. Amortization and any impairment losses are included in Research and development expenses, which mainly consists of capitalized development expenses and technology; in Selling and administrative expenses, which mainly consists of expenses relating to customer relations and brands; and in Cost of sales.

Costs incurred for development of products to be sold, leased, or otherwise marketed or intended for internal use are capitalized as from when technological and economic feasibility has been established until the product is available for sale or use. Research and development expenses directly related to orders from customers are accounted for as a part of Cost of sales. Other research and development expenses are charged to income as incurred. Amortization of acquired intangible assets, such as patents, customer relations, trademarks, and software, is made according to the straight-line method over their estimated useful lives, not exceeding ten years.

The Company has not recognized any intangible assets with indefinite useful life other than goodwill.

Impairment tests are performed whenever there is an indication of possible impairment. However, intangible assets not yet available for use are tested annually. An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less costs to sell. In assessing value in use, the estimated future cash flows after tax are discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Application of after tax amounts in calculation, both in relation to cash flows and discount rate is applied due to that available models for calculating discount rate include a tax component. The after tax discount rate applied by the Company is not materially different from a discounting based on before-tax future cash flows and before-tax discount rates, as required by IFRS.

Corporate assets have been allocated to cash-generating units in relation to each unit’s proportion of total net sales. The amount related to corporate assets is not significant. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amounts and if the recoverable amount is higher than the carrying value. An impairment loss is reversed only to the extent that the asset’s carrying amount after reversal does not exceed the carrying amount, net of amortization, which would have been reported if no impairment loss had been recognized.

In Note C2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Goodwill

As from the acquisition date, goodwill acquired in a business combination is allocated to each cash-generating unit (CGU) of the Company expected to benefit from the synergies of the combination. The Company’s three operating segments have been identified as CGUs.

Ericsson Annual Report on Form 20-F 2016

An annual impairment test for the CGUs to which goodwill has been allocated is performed in the fourth quarter, or when there is an indication of impairment. Impairment testing as well as recognition of impairment of goodwill is performed in the same manner as for intangible assets other than goodwill: see description under “Intangible assets other than goodwill” above. An impairment loss in respect of goodwill is not reversed.

Additional disclosure is required in relation to goodwill impairment testing: see Note C2, “Critical accounting estimates and judgments” below and Note C10, “Intangible assets.”

Property, plant, and equipment

Property, plant, and equipment consist of real estate, machinery, servers and other technical assets, other equipment, tools and installation and construction in process and advance payment. They are stated at cost less accumulated depreciation and any impairment losses.

Depreciation is charged to income, on a straight-line basis, over the estimated useful life of each component of an item of property, plant, and equipment, including buildings. Estimated useful lives are, in general, 25–50 years for real estate and 3–10 years for machinery and equipment. Depreciation and any impairment charges are included in Cost of sales, Research and development or Selling and administrative expenses.

The Company recognizes in the carrying amount of an item of property, plant, and equipment the cost of replacing a component and derecog-nizes the residual value of the replaced component.

Impairment testing as well as recognition or reversal of impairment of property, plant and equipment is performed in the same manner as for intangible assets other than goodwill: see description under “Intangible assets other than goodwill” above.

Gains and losses on disposals are determined by comparing the proceeds less cost to sell with the carrying amount and are recognized within Other operating income and expenses in the income statement.

Leasing

Leasing when the Company is the lessee

Leases on terms in which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that type of asset, although the depreciation period must not exceed the lease term.

Other leases are operating leases, and the leased assets under such contracts are not recognized on the balance sheet. Costs under operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Leasing when the Company is the lessor

Leasing contracts with the Company as lessor are classified as finance leases when the majority of risks and rewards are transferred to the lessee, and otherwise as operating leases. Under a finance lease, a receivable is recognized at an amount equal to the net investment in the lease and revenue is recognized in accordance with the revenue recognition principles.

Under operating leases the equipment is recorded as property, plant and equipment and revenue as well as depreciation is recognized on a straight-line basis over the lease term.

Income taxes

Income taxes in the consolidated financial statements include both current and deferred taxes. Income taxes are reported in the income statement unless the underlying item is reported directly in equity or OCI. For those items, the related income tax is also reported directly in equity or OCI. A current tax liability or asset is recognized for the estimated taxes payable or refundable for the current year or prior years.

Deferred tax is recognized for temporary differences between the book values of assets and liabilities and their tax values and for tax loss carry-forwards. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and tax loss carry-forwards can be utilized. In the recognition of income taxes, the Company offsets current tax receivables against current tax liabilities and deferred tax assets against deferred tax liabilities in the balance sheet, when the Company has a legal right to offset these items and the intention to do so. Deferred tax is not recognized for the following temporary differences: goodwill not deductible for tax purposes, for the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and for differences related to investments in subsidiaries when it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is measured at the tax rate that is expected to be applied to the temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. An adjustment of deferred tax asset/liability balances due to a change in the tax rate is recognized in the income statement, unless it relates to a temporary difference earlier recognized directly in equity or OCI, in which case the adjustment is also recognized in equity or OCI.

The measurement of deferred tax assets involves judgment regarding the deductibility of costs not yet subject to taxation and estimates regarding sufficient future taxable income to enable utilization of unused tax losses in different tax jurisdictions. All deferred tax assets are subject to annual review of probable utilization.

In Note C2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Provisions and contingent liabilities

Provisions are made when there are legal or constructive obligations as a result of past events and when it is probable that an outflow of resources will be required to settle the obligations and the amounts can be reliably estimated. When the effect of the time value of money is material, discounting is made of estimated outflows. However, the actual outflows as a result of the obligations may differ from such estimates.

The provisions are mainly related to warranty commitments, restructuring, customer projects and other obligations, such as unresolved income tax and value added tax issues, claims or obligations as a result of patent infringement and other litigations, supplier claims and customer finance guarantees.

Product warranty commitments consider probabilities of all material quality issues based on historical performance for established products and expected performance for new products, estimates of repair cost per unit, and volumes sold still under warranty up to the reporting date.

A restructuring obligation is considered to have arisen when the Company has a detailed formal plan for the restructuring (approved by management), which has been communicated in such a way that a valid expectation has been raised among those affected. Provision for restructuring is recorded when the Company can reliably estimate the liabilities relating to the obligation. Project related provisions include estimated losses on onerous contracts, contractual penalties and undertakings. For losses on customer contracts, a provision equal to the total estimated loss is recorded when a loss from a contract is anticipated and possible to estimate reliably. These contract loss estimates include any probable penalties to a customer under a loss contract.

Other provisions include provisions for unresolved tax issues, litigations, supplier claims, customer finance and other provisions. The Company provides for estimated future settlements related to patent infringements based on the probable outcome of each infringement. The actual outcome or actual cost of settling an individual infringement may vary from the Company’s estimate.

The Company estimates the outcome of any potential patent infringement made known to the Company through assertion and through the Company’s own monitoring of patent-related cases in the relevant legal systems. To the extent that the Company makes the judgment that an identified potential infringement will more likely than not result in an outflow of resources, the Company records a provision based on the Company’s best estimate of the expenditure required to settle with the counterpart.

In the ordinary course of business, the Company is subject to proceedings, lawsuits and other unresolved claims, including proceedings under

Ericsson Annual Report on Form 20-F 2016

laws and government regulations and other matters. These matters are often resolved over a long period of time. The Company regularly assesses the likelihood of any adverse judgments in or outcomes of these matters, as well as potential ranges of possible losses. Provisions are recognized when it is probable that an obligation has arisen and the amount can be reasonably estimated based on a detailed analysis of each individual issue.

Certain present obligations are not recognized as provisions as it is not probable that an economic outflow will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability. Such obligations are reported as contingent liabilities. For further detailed information, see Note C24, “Contingent liabilities.” In Note C2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Post-employment benefits

Pensions and other post-employment benefits are classified as either defined contribution plans or defined benefit plans. Under a defined contribution plan, the Company’s only obligation is to pay a fixed amount to a separate entity (a pension trust fund) with no obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. The related actuarial and investment risks fall on the employee. The expenditures for defined contribution plans are recognized as expenses during the period when the employee provides service.

Under a defined benefit plan, it is the Company’s obligation to provide agreed benefits to current and former employees. The related actuarial and investment risks fall on the Company.

The present value of the defined benefit obligations for current and former employees is calculated using the Projected Unit Credit Method. The discount rate for each country is determined by reference to market yields on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations. In countries where there is no deep market in such bonds, the market yields on government bonds are used. The calculations are based upon actuarial assumptions, assessed on a quarterly basis, and are as a minimum prepared annually. Actuarial assumptions are the Company’s best estimate of the variables that determine the cost of providing the benefits. When using actuarial assumptions, it is possible that the actual results will differ from the estimated results or that the actuarial assumptions will change from one period to another. These differences are reported as actuarial gains and losses. They are, for example, caused by unexpectedly high or low rates of employee turnover, changed life expectancy, salary changes, remeasurement of plan assets and changes in the discount rate. Actuarial gains and losses are recognized in OCI in the period in which they occur. The Company’s net liability for each defined benefit plan consists of the present value of pension commitments less the fair value of plan assets and is recognized net on the balance sheet. When the result is a net benefit to the Company, the recognized asset is limited to the present value of any future refunds from the plan or reductions in future contributions to the plan.

Interest cost on the defined benefit obligation and interest income on plan assets is calculated as a net interest amount by applying the discount rate to the net defined benefit liability. All past service costs are recognized immediately. Swedish special payroll tax is accounted for as a part of the pension cost and the pension liability respectively.

Payroll taxes related to actuarial gains and losses are included in determining actuarial gains and losses, reported under OCI.

In Note C2, “Critical accounting estimates and judgments,” further disclosure is presented in relation to key sources of estimation uncertainty.

Share-based compensation to employees and the Board of Directors

Share-based compensation is related to remuneration to all employees, including key management personnel and the Board of Directors.

Under IFRS, a company shall recognize compensation costs for share-based compensation programs based on a measure of the value to the company of services received under the plans.

This value is based on the fair value of, for example, free shares at grant date, measured as stock price as per each investment date. The value at grant date is charged to the income statement as any other remuneration over the service period. For example, value at grant date is 90. Given the normal service period of three years within Ericsson, 30 would be charged per year during the service period.

The amount charged to the income statement is reversed in equity each time of the income statement charge.

The reason for this IFRS accounting principle is that compensation cost is a cost with no direct cash flow impact. The purpose of share-based accounting according to IFRS (IFRS 2) is to present the impact of share-based programs, being part of the total remuneration, in the income statement.

Compensation to employees

Stock purchase plans

For stock purchase plans, compensation costs are recognized during the vesting period, based on the fair value of the Ericsson share at the employee’s investment date. The fair value is based upon the share price at investment date, adjusted for the fact that no dividends will be received on matching shares prior to matching and other features that are non- vesting conditions. The employee pays a price equal to the share price at investment date for the investment shares. The investment date is considered as the grant date. In the balance sheet, the corresponding amounts are accounted for as equity. Vesting conditions are non-market-based and affect the number of shares that Ericsson will match. Other features of a share-based payment are non-vesting conditions. These features would need to be included in the grant date fair value for transactions with employees and others providing similar services. Non-vesting conditions would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. When calculating the compensation costs for shares under performance-based matching programs, the Company at each reporting date assesses the probability that the performance targets will be met. Compensation expenses are based on estimates of the number of shares that will match at the end of the vesting period. When shares are matched, social security charges are to be paid in certain countries on the value of the employee benefit. The employee benefit is generally based on the market value of the shares at the matching date. During the vesting period, estimated amounts for such social security charges are expensed and accrued.

Compensation to the Board of Directors

During 2008, the Parent Company introduced a share-based compensation program as a part of the remuneration to the Board of Directors. The program gives non-employee Directors elected by the General Meeting of Shareholders a right to receive part of their remuneration as a future payment of an amount which corresponds to the market value of a share of class B in the Parent Company at the time of payment, as further disclosed in Note C28, “Information regarding members of the Board of Directors, the Group management and employees.” The cost for cash settlements is measured and recognized based on the estimated costs for the program on a pro rata basis during the service period, being one year. The estimated costs are remeasured during and at the end of the service period.

Segment reporting

An operating segment is a component of a company whose operating results are regularly reviewed by the Company’s chief operating decision maker, (CODM), to make decisions about resources to be allocated to the segment and assess its performance. The President and the Chief Executive Officer is defined as the CODM function in the Company.

The segment presentation, as per each segment, is based on the Company’s accounting policies as disclosed in this note. The arm’s length principle is applied in transactions between the segments.

The Company’s segment disclosure about geographical areas is based on the country in which transfer of risks and rewards occur.

New standards and interpretations not yet adopted

A number of issued new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2016 and have not been applied in preparing these consolidated financial statements.

Ericsson Annual Report on Form 20-F 2016

Below is a list of applicable standards/interpretations that have been issued and are effective for periods as described per standard.

IFRS 9, “Financial instruments.” The complete version of IFRS 9 replaces most of the guidance in IAS 39. IFRS 9 retains but simplifies the-mixed measurement model and establishes three primary measurement-categories for financial assets: amortized cost, fair value through OCI and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. IFRS 9 also amends the principles for hedge accounting. This standard is effective as from January 1, 2018. The Company has not yet finalized the evaluation of any impact on financial result or position.

IFRS 15, “Revenue from Contracts with Customers,” establishes a new principle based model of recognizing revenue from customer contracts. This is a five-step model that requires revenue to be recognized as control over goods and services are transferred to the customer. IFRS 15 will be effective for implementation on January 1, 2018. The Company has evaluated the resulting changes to accounting principles and internal processes due to the new revenue recognition model and is currently implementing the changes in line with the implementation date January 1, 2018. The Company is currently assessing the impact of the implementation of the standard at transition date, including impact on the comparative numbers for prior reporting periods. This exercise is yet to be completed, therefore it is not practicably possible to disclose reliable estimates of the impact on financial statements at the transition date. The standard provides a choice of two transition methods, full retrospective or cumulative effect method. The full retrospective method requires restatement of prior year comparatives and adjustment to equity to the earliest presented comparative period, i.e. January 1, 2016, whereas with the cumulative effect method, the impact is adjusted to equity at the transition date of January 1, 2018. The Company has not decided on the transition method to be adopted at January 1, 2018 but will consider factors such as materiality of the impact on prior reporting periods (when reliably estimated), practicalities and costs of data gathering, in arriving at the decision.

IFRS 16 “Leases”. In January 2016, IASB issued a new lease standard that will replace IAS 17 Leases and the related interpretations IFRIC 4, SIC-15 and SIC-27. The standard requires assets and liabilities arising from all leases, with some exceptions, to be recognized on the balance sheet. This model reflects that, at the start of a lease, the lessee obtains the right to use an asset for a period of time and has an obligation to pay for that right. The accounting for lessors will be based on the same classification as under IAS 17, operating or finance leasing. The definition of a lease is amended. The standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted. EU has not yet adopted the standard. The Company will apply the new standard as from January 1, 2019. The initial assessment indicates that the main impact on the balance sheet is expected, where the Company is the lessee, primarily in contracts for real estate and vehicles.

C2     Critical accounting estimates and judgments

The preparation of financial statements and application of accounting standards often involve management’s judgment and the use of estimates and assumptions deemed to be reasonable at the time they are made. However, other results may be derived with different judgments or using different assumptions or estimates, and events may occur that could require a material adjustment to the carrying amount of the asset or liability affected. Following are the most important accounting policies subject to such judgments and the key sources of estimation uncertainty that the Company believes could have the most significant impact on the reported results and financial position.

The information in this note is grouped as per:

•	Key sources of estimation uncertainty

•	Judgments management has made in the process of applying the Company’s accounting policies.

Revenue recognition

Key sources of estimation uncertainty

Examples of estimates of total contract revenue and cost that are necessary are the assessing of customer possibility to reach conditional purchase volumes triggering contractual discounts to be given to the customer, the impact on the Company revenue in relation to performance criteria and whether any loss provisions shall be made. As disclosed in note C3 “Segment information” there is no customer for which revenues exceeds 10% of the Company’s total revenue. It is, however, also disclosed that most of the sales are derived from large, multi-year agreements with a limited number of significant customers.

For further discussion on revenue recognition, see Note C1, “Significant accounting policies” and Note C4, “Net sales.”

Judgments made in relation to accounting policies applied

Parts of the Company’s sales are generated from large and complex customer contracts. Managerial judgment is applied regarding, among other aspects, conformance with acceptance criteria and if transfer of risks and rewards to the buyer have taken place to determine if revenue and costs should be recognized in the current period, degree of completion and the customer credit standing to assess whether payment is likely or not to justify revenue recognition.

Trade and customer finance receivables

Key sources of estimation uncertainty

The Company monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual receivables will be paid. Total allowances for estimated losses as of December 31, 2016, were SEK 1.7 (1.5) billion or 2.2% (2.0%) of gross trade and customer finance receivables. For further detailed information, see Note C14, “Trade receivables and customer finance.”

Credit risks for outstanding customer finance credits are regularly assessed as well, and allowances are recorded for estimated losses.

Inventory valuation

Key sources of estimation uncertainty

Inventories are valued at the lower of cost and net realizable value. Estimates are required in relation to forecasted sales volumes and inventory balances. In situations where excess inventory balances are identified, estimates of net realizable values for the excess volumes are made. Inventory allowances for estimated losses as of December 31, 2016, amounted to SEK 2.4 (2.6) billion or 7% (8%) of gross inventory. For further detailed information, see Note C13, “Inventories.”

Deferred taxes

Key sources of estimation uncertainty

Deferred tax assets and liabilities are recognized for temporary differences and for tax loss carry-forwards. Deferred tax is recognized net of

Ericsson Annual Report on Form 20-F 2016

valuation allowances. The valuation of temporary differences and tax loss carry-forwards, is based on management’s estimates of future taxable profits in different tax jurisdictions against which the temporary differences and loss carry-forwards may be utilized.

The largest amounts of tax loss carry-forwards are reported in Sweden, with an indefinite period of utilization (i.e. with no expiry date). For further detailed information, please refer to Note C8, “Taxes.”

At December 31, 2016, the value of deferred tax assets amounted to SEK 15.5 (13.2) billion. The deferred tax assets related to loss carry-forwards are reported as non-current assets.

Accounting for income tax, value added tax, and other taxes

Key sources of estimation uncertainty

Accounting for these items is based upon evaluation of income, value added and other tax rules in all jurisdictions where the Company performs activities. The total complexity of rules related to taxes and the accounting for these require management’s involvement in judgments regarding classification of transactions and in estimates of probable outcomes of claimed deductions and/or disputes.

Acquired intellectual property rights and other intangible assets, including goodwill

Key sources of estimation uncertainty

At initial recognition, future cash flows are estimated, to ensure that the initial carrying values do not exceed the expected discounted cash flows for the items of this type of assets. After initial recognition, impairment testing is performed whenever there is an indication of impairment, except in the case of goodwill for which impairment testing is performed at least once per year. Negative deviations in actual cash flows compared to estimated cash flows as well as new estimates that indicate lower future cash flows might result in recognition of impairment charges.

For further discussion on goodwill, see Note C1, “Significant accounting policies” and Note C10, “Intangible assets.” Estimates related to acquired intangible assets are based on similar assumptions and risks as for goodwill. In Note C10 “Intangible assets,” it is disclosed that for the Media segment the headroom is SEK 5.6 billion when a discount of 8.0% is applied. The recoverable amount is equal to its carrying amount when the discount factor is increased to 10.0%. For more information, see Note C10, “Intangible assets.”

At December 31, 2016, the amount of acquired intellectual property rights and other intangible assets amounted to SEK 51.1 (50.4) billion, including goodwill of SEK 43.4 (41.1) billion.

Judgments made in relation to accounting policies applied

At initial recognition and subsequent remeasurement, management judgments are made, both for key assumptions and regarding impairment indicators. In the purchase price allocation made for each acquisition, the purchase price shall be assigned to the identifiable assets, liabilities and contingent liabilities based on fair values for these assets. Any remaining excess value is reported as goodwill.

This allocation requires management judgment as well as the definition of cash-generating units for impairment testing purposes. Other judgments might result in significantly different results and financial position in the future.

Provisions

Key sources of estimation uncertainty

Provisions mainly comprise amounts related to restructuring, warranty, contractual obligations and penalties to customers and estimated losses on customer contracts, risks associated with patent and other litigations, supplier or subcontractor claims and/or disputes, as well as provisions for unresolved income tax and value added tax issues. In relation to restructuring, the Company is executing a cost and efficiency program that was first initiated in the last quarter of 2014 and then expanded in the second quarter of 2016. The estimates related to the amounts of provisions for restructuring, penalties, claims or losses receive special attention from the management. At December 31, 2016, provisions amounted to SEK 6.4 (3.8) billion. For further detailed information, see Note C18, “Provisions.”

Judgments made in relation to accounting policies applied

Whether a present obligation is probable or not requires judgment. The nature and type of risks for these provisions differ and management’s judgment is applied regarding the nature and extent of obligations in deciding if an outflow of resources is probable or not.

Contingent liabilities

Key sources of estimation uncertainty

As disclosed under ‘Provisions’ there are uncertainties in the estimated amounts. The same type of uncertainty exists for contingent liabilities.

Judgments made in relation to accounting policies applied

As disclosed under Note C1, “Significant accounting policies” a potential obligation that is not likely to result in an economic outflow is classified as a contingent liability, with no impact on the Company’s financial statements. However, should an obligation in a later period be deemed to be probable, then a provision shall be recognized, impacting the financial statements.

Pension and other post-employment benefits

Key sources of estimation uncertainty

Accounting for the costs of defined benefit pension plans and other applicable post-employment benefits is based on actuarial valuations, relying on key estimates for discount rates, future salary increases, employee turnover rates and mortality tables. The discount rate assumptions are based on rates for high-quality fixed-income investments with durations as close as possible to the Company’s pension plans. In countries where there is not a deep market in high-quality corporate bonds, the market yields on government bonds shall be applied. As of 2015, due to the market situation in Sweden, the Company has applied yields on Swedish government bonds for the calculation of the defined benefit obligation in Sweden. The discount rate applied in Sweden was 1.8% (2.1%). At December 31, 2016, defined benefit obligations for pensions and other post-employment benefits amounted to SEK 87.2 (78.1) billion and fair value of plan assets to SEK 64.5 (58.2) billion. For more information on estimates and assumptions, see Note C17, “Post-employment benefits.”

Foreign exchange risks

Key sources of estimation uncertainty

Foreign exchange risk impacts the financial results of the Company: see further disclosure in Note C20, “Financial risk management and financial instruments,” under Foreign exchange risk.

Ericsson Annual Report on Form 20-F 2016

C3    Segment information

Operating segments

When determining Ericsson’s operating segments, consideration has been given to which markets and what type of customers the products and services aim to attract, as well as the distribution channels they are sold through. Commonality regarding technology, research and development has also been taken into account. To best reflect the business focus and to facilitate comparability with peers, three operating segments are reported:

•	Networks

•	Global Services

•	Support Solutions

•	(Modems, closed during second half of 2015)

Networks delivers products and solutions for mobile access, IP and transmission networks, core networks and cloud. The offering includes:

•	Radio access solutions that interconnect with devices such as mobile phones, tablets and PCs.

•	IP routing and transport solutions including routers, Ericsson’s evolved IP network as well as backhaul including microwave (MINI-LINK) and optical transmission solutions for mobile and fixed networks

•	Core networks are based on the Ericsson Blade Server platform and include solutions such as the IMS

•	A cloud platform that can handle all types of workloads for all clouds; telecom cloud, IT cloud and commercial cloud.

Global Services delivers managed services, product-related services, consulting and systems integration services as well as broadcast and media services. The offering includes:

•

Managed Services: Services for designing, building, operating and managing the day-to-day operations of the customer’s network or solution; maintenance; network sharing solutions; plus shared solutions such as hosting of platforms and applications. Ericsson also offers managed services of IT environments.

•	Product-related services: Services to expand, upgrade, restructure or migrate networks; network-rollout services; customer support; network design and optimization services.

•	Consulting and Systems Integration: Technology and operational consulting; integration of multi-vendor equipment; design and integration of new solutions and transforming programs.

•	Broadcast Services: Services include responsibility for technical platforms and operational services related to TV content management, playout and service provisioning.

Support Solutions provides software suites for operators. The offering includes:

•	Operations Support Systems: plan, build and optimize, service fulfillment and service assurance.

•	Business Support Systems: revenue management (prepaid, post-paid, convergent charging and billing), mediation and customer care solutions.

•

TV & Media solutions: a suite of open, standards-based solutions and products for the creation, management and delivery of TV on any device over any network, including a TV platform for content creation, content management, on-demand video delivery, advanced video compression and video-optimized delivery network infrastructure.

•	M-Commerce solutions for money transfer: payment transactions and services between mobile subscribers and operators or other service providers.

Modems performed design, development and sales of the LTE multimode thin modems solutions, including 2G, 3G and 4G interoperability. Modems was consolidated into Ericsson in late 2013. Since the integration, the addressable market for thin modems has been reduced. In addition, there is strong competition, price erosion and an accelerating pace of technology innovation. As a consequence, Ericsson announced, on September 18, 2014, the discontinuation of further development of modems. Modems have had no impact on Group profit and loss from the second half of 2015.

Unallocated

Some revenues, costs, assets and liabilities are not identified as part of any operating segment and are therefore not allocated. Examples of such items are costs for corporate staff, IT costs and general marketing costs.

Regions

The Regions are the Company’s primary sales channel. The Company operates worldwide and reports its operations divided into ten geographical regions and one region Other:

•	North America

•	Latin America

•	Northern Europe & Central Asia

•	Western and Central Europe

•	Mediterranean

•	Middle East

•	Sub-Saharan Africa

•	India

•	North East Asia

•	South East Asia & Oceania

•	Other.

Region “Other” includes licensing revenues, broadcast services, power modules, mobile broadband modules, Ericsson-LG Enterprise and other businesses.

Major customers

The Company does not have any customer for which revenues from transactions have exceeded 10% of the Company’s total revenues for the years 2016, 2015 or 2014.

Ericsson derives most of its sales from large, multi-year agreements with a limited number of significant customers. Out of a customer base of more than 500, mainly consisting of network operators, the 10 largest customers accounted for 46% (46%) of net sales. The largest customer accounted for approximately 7% (7%) of sales in 2016.

For more information, see Risk Factors, “Market, Technology and Business Risks.”

Marketing channels

Marketing in a business-to-business environment is expanding, from being primarily conducted through personal meetings, to on-line forums, expert blogs and social media. Ericsson performs marketing through:

•	Customer engagement with a consultative approach

•	Selective focus on events and experience centers for customer experience and interaction

•	Continuous dialogue with customers and target audiences through social and other digital media (including virtual events)

•	Activation of the open social and digital media landscape to strengthen message reach and impact

•	Execution of solutions-driven programs, aligned globally and regionally.

New segment structure from January 1, 2017

From January 1, 2017, segment reporting is based on a new structure, with three new operating segments:

•

Segment Networks. Products and services with a focus on evolving and managing our customers’ telecom networks. The portfolio of radio networks and backhaul solutions are based on industry standards and can also be industrialized and adjusted to meet the demands of other industry verticals as utilities, transport and public safety. In addition, Ericsson services capabilities address operator demand in an increasingly complex network environment.

•

Segment IT & Cloud. Products and services providing solutions for our customers’ digital transformation journeys across the Support Systems, Telecom core and IT Cloud domains through a combination of products, technology and expertise in networks, software, cloud and business processes.

•	Segment Media. Products and services that enable content owners, broadcasters, TV service providers and network operators to efficiently deliver, manage and monetize new TV experiences.

Ericsson Annual Report on Form 20-F 2016

Operating segments 2016

	Networks	Global Services	Support Solutions	Total Segments	Unallocated	Group
Segment sales	108,338	101,722	12,548	222,608	—	222,608

Net sales	108,338	101,722	12,548	222,608	—	222,608
Operating income	4,727	3,308	–951	7,084	–785	6,299
Operating margin (%)	4%	3%	–8%	3%	—	3%
Financial income						–115
Financial expenses						–2,158

Income after financial items						4,026
Taxes						–2,131

Net income						1,895

Other segment items
Share in earnings of JV and associated companies	19	46	3	68	–37	31
Amortization	–2,320	–869	–1,276	–4,465	—	–4,465
Depreciation	–3,018	–1,207	–196	–4,421	—	–4,421
Impairment losses	–107	–42	–92	–241	—	–241
Reversals of impairment losses	6	2	—	8	—	8
Restructuring expenses	–4,040	–2,984	–449	–7,473	–94	–7,567
Gains/losses from divestments	–15	—	—	–15	138	123

Operating segments 2015

	Networks	Global Services	Support Solutions	Modems1)	Total Segments	Unallocated	Group
Segment sales	123,720	108,018	15,049	133	246,920	—	246,920

Net sales	123,720	108,018	15,049	133	246,920	—	246,920
Operating income	12,943	8,215	1,504	7	22,669	–864	21,805
Operating margin (%)	10%	8%	10%	—	9%	—	9%
Financial income							525
Financial expenses							–2,458

Income after financial items							19,872
Taxes							–6,199

Net income							13,673

Other segment items
Share in earnings of JV and associated companies	–95	43	–33	—	–85	47	–38
Amortization	–3,327	–1,029	–1,118	—	–5,474	–44	–5,518
Depreciation	–3,197	–1,212	–188	–108	–4,705	—	–4,705
Impairment losses	–20	—	—	—	–20	—	–20
Reversals of impairment losses	11	4	1	—	16	—	16
Restructuring expenses	–2,839	–1,681	–480	–15	–5,015	–25	–5,040
Gains/losses from divestments	—	1	—	—	1	–50	–49

1)	Modems was closed during second half of 2015.

Ericsson Annual Report on Form 20-F 2016

Operating segments 2014

	Networks	Global Services	Support Solutions	Modems	Total Segments	Unallocated	Group
Segment sales	117,487	97,659	12,655	182	227,983	—	227,983

Net sales	117,487	97,659	12,655	182	227,983	—	227,983
Operating income	13,544	6,067	–31	–2,025	17,555	–748	16,807
Operating margin (%)	12%	6%	0%	—	8%	—	7%
Financial income							1,277
Financial expenses							–2,273

Income after financial items							15,811
Taxes							–4,668

Net income							11,143

Other segment items
Share in earnings of JV and associated companies	33	32	–52	—	13	–69	–56
Amortization	–3,497	–1,036	–902	–168	–5,603	5	–5,598
Depreciation	–3,225	–820	–124	–160	–4,329	—	–4,329
Impairment losses	–34	–1	–2	—	–37	—	–37
Reversals of impairment losses	14	4	—	1	19	—	19
Restructuring expenses	–443	–835	–146	–32	–1,456	—	–1,456
Gains/losses from divestments	—	—	—	—	—	–36	–36

Regions

	Net sales			Non-current assets5)
	2016	2015	2014	2016	2015	2014
North America3)	54,747	58,261	54,509	14,650	14,870	16,148
Latin America	17,933	21,357	22,570	1,543	1,321	1,749
Northern Europe & Central Asia1)2)	9,069	10,649	12,373	53,647	48,910	43,868
Western & Central Europe2)	16,210	19,732	19,706	3,499	3,886	4,227
Mediterranean2)	20,905	23,310	23,003	1,048	1,208	1,389
Middle East	19,156	22,849	21,277	50	99	100
Sub-Saharan Africa	9,177	10,349	8,749	36	40	54
India	10,748	13,381	7,702	458	390	471
North East Asia4)	27,365	28,237	27,572	1,556	2,005	2,217
South East Asia & Oceania	22,180	19,235	15,858	232	278	345
Other1)2)3)4)	15,118	19,560	14,664	—	—	—

Total	222,608	246,920	227,983	76,719	73,007	70,568
1) Of which in Sweden6)	3,123	3,796	4,144	53,111	48,467	43,298
2) Of which in EU6)	38,525	45,585	45,101	57,759	53,759	48,881
3) Of which in the United States6)	56,748	64,299	55,722	11,053	12,325	13,116
4) Of which in China6)	19,156	18,977	14,335	530	1,547	1,370

5)	Total non-current assets excluding financial instruments, deferred tax assets, and post-employment benefit assets.
6)	Including IPR revenue reported under Other above.

For employee information, see Note C28, “Information regarding members of the Board of Directors, the Group management and employees.”

Ericsson Annual Report on Form 20-F 2016

C4    Net sales

Net sales

	2016	2015	2014
Sales of products and network rollout services	135,778	150,775	147,235
Professional Services sales	76,816	81,749	70,831
License revenues	10,014	14,396	9,917

Net sales	222,608	246,920	227,983
Export sales from Sweden	107,036	117,486	113,734

C5    Expenses by nature

Expenses by nature

	2016	2015	2014
Goods and services	133,848	137,458	132,185
Employee remuneration	77,774	80,054	70,166
Amortization and depreciation	8,886	10,223	9,927
Impairments and obsolescence allowances, net of reversals	1,325	1,438	1,138
Financial expenses	2,158	2,458	2,273
Taxes	2,131	6,199	4,668

Expenses incurred	226,122	237,830	220,357
Inventory increase/decrease (–/+)1)	–606	–394	–2,929
Additions to capitalized development	–4,483	–3,548	–1,523

Expenses charged to the income statement	221,033	233,888	215,905

1)	The inventory changes are based on changes of net inventory values.

Total restructuring charges in 2016 were SEK 7.6 (5.0) billion and were mainly related to the cost and efficiency program initially announced in November 2014. Restructuring charges are included in the expenses presented above.

Restructuring charges by function

	2016	2015	2014
Cost of sales	3,475	2,274	1,029
R&D expenses	2,739	2,021	304
Selling and administrative expenses	1,353	745	123

Total restructuring charges	7,567	5,040	1,456

C6    Other operating income and expenses

Other operating income and expenses

	2016	2015	2014
Gains on sales of intangible assets and PP&E	423	363	843
Losses on sales of intangible assets and PP&E	–509	–158	–935
Gains on sales of investments and operations1)	219	1	8
Losses on sales of investments and operations1)	–96	–50	–44

Capital gains/losses, net	37	156	–128
Other operating revenues/expenses2)	367	–3	–2,028

Total other operating income and expenses	404	153	–2,156

1)	Includes divestments presented in Note C26 “Business combinations.”
2)	Includes revaluation of cash flow hedges of SEK –0.9 billion (SEK –1.1 billion in 2015 and SEK –2.8 billion in 2014) partly offset by result from trading activities.

C7    Financial income and expenses

Financial income and expenses

	2016		2015		2014
	Financial income	Financial expenses	Financial income	Financial expenses	Financial income	Financial expenses
Contractual interest on financial assets	32	—	385	—	713	—
Of which on financial assets at fair value through profit or loss	–316	—	–110	—	297	—
Contractual interest on financial liabilities	—	–1,355	—	–1,428	—	–1,376
Net gains/losses on:
Instruments at fair value through profit or loss1)	–68	–729	190	–760	624	–651
Of which included in fair value hedge relationships	—	71	—	152	—	–123
Loans and receivables	–79	—	–53	—	–70	—
Liabilities at amortized cost	—	218	—	213	—	–32
Other financial income and expenses	—	–292	3	–483	10	–214

Total	–115	–2,158	525	–2,458	1,277	–2,273

1)	Excluding net loss from operating assets and liabilities, SEK 234 million (net loss of SEK 165 million in 2015 and net loss of SEK 143 million in 2014), reported as Cost of sales.

Ericsson Annual Report on Form 20-F 2016

C8    Taxes

The Company’s tax expense for 2016 was SEK –2,131 (–6,199) million or 52.9% (31.2%) of income after financial items. The tax rate may vary between years depending on business and geographical mix.

Income taxes recognized in the income statement

	2016		2015	2014
Current income taxes for the year	–3,654		–6,641	–5,714
Current income taxes related to prior years	–489	1)	–104	–66
Deferred tax income/expense (+/–)	2,017		546	1,112
Share of taxes in joint ventures and associated companies	–5		—	—

Tax expense	–2,131		–6,199	–4,668

1)	The amount refers to a change in an estimate.

A reconciliation between reported tax expense for the year and the theoretical tax expense that would arise when applying statutory tax rate in Sweden, 22.0%, on the consolidated income before taxes, is shown in the table below.

Reconciliation of Swedish income tax rate with effective tax rate

	2016	2015	2014
Expected tax expense at Swedish tax rate 22.0%	–886	–4,372	–3,479
Effect of foreign tax rates	–536	–1,101	–856
Of which joint ventures and associated companies	—	—	–2
Current income taxes related to prior years	–489	–104	–66
Remeasurement of tax loss carry-forwards	143	–250	–51
Remeasurement of deductible temporary differences	119	185	–459
Tax effect of non-deductible expenses	–1,357	–1,559	–2,125
Tax effect of non-taxable income	935	981	2,383
Tax effect of changes in tax rates	–60	21	–15

Tax expense	–2,131	–6,199	–4,668
Effective tax rate	52.9%	31.2%	29.5%

Deferred tax balances

Deferred tax assets and liabilities are derived from the balance sheet items as shown in the table below.

Tax effects of temporary differences and tax loss carry-forwards

	Deferred tax assets	Deferred tax liabilities	Net balance
2016
Intangible assets and property, plant and equipment	1,223	4,173
Current assets	2,352	501
Post-employment benefits	4,382	692
Provisions	1,631	13
Other	4,557	274
Loss carry-forwards	4,883	—

Deferred tax assets/liabilities	19,028	5,653	13,375
Netting of assets/liabilities	–3,506	–3,506

Deferred tax balances, net	15,522	2,147	13,375

2015
Intangible assets and property, plant and equipment	1,056	4,032
Current assets	2,218	568
Post-employment benefits	4,247	776
Provisions	1,813	83
Other	2,799	204
Loss carry-forwards	4,241	—

Deferred tax assets/liabilities	16,374	5,663	10,711
Netting of assets/liabilities	–3,191	–3,191

Deferred tax balances, net	13,183	2,472	10,711

Changes in deferred taxes, net

	2016	2015
Opening balance, net	10,711	9,601
Recognized in Net income	2,017	546
Recognized in Other comprehensive income	521	721
Acquisitions/disposals of subsidiaries	–57	121
Currency translation differences	183	–278

Closing balance, net	13,375	10,711

Tax effects reported directly in Other comprehensive income amount to SEK 521 (721) million, of which actuarial gains and losses related to pensions constituted SEK 520 (721) million.

Deferred tax assets are only recognized in countries where the Company expects to be able to generate corresponding taxable income in the future to benefit from tax reductions.

Significant tax loss carry-forwards are related to countries with long or indefinite periods of utilization, mainly Sweden and Germany. Of the total SEK 4,883 (4,241) million recognized deferred tax assets related to tax loss carry-forwards, SEK 3,774 (3,378) million relates to Sweden with indefinite periods of utilization. The assessment is that the Company will be able to generate sufficient income in the coming years to also utilize the remaining part of the recognized amounts.

Ericsson Annual Report on Form 20-F 2016

Tax loss carry-forwards

Deferred tax assets regarding tax loss carry-forwards are reported to the extent that realization of the related tax benefit through future taxable profits is probable also when considering the period during which these can be utilized, as described below.

As of December 31, 2016, the recognized tax loss carry-forwards amounted to SEK 20,929 (18,162) million. The tax value of these tax loss carry-forwards is reported as an asset.

The final years in which the recognized tax loss carry-forwards can be utilized are shown in the following table.

Tax loss carry-forwards: year of expiration

Year of expiration	Tax loss carry-forwards	Tax value
2017	301	95
2018	34	8
2019	105	25
2020	259	83
2021	254	43
2022 or later	19,976	4,629

Total	20,929	4,883

In addition to the table above there are tax loss carry-forwards of SEK 3,936 (5,300) million at a tax value of SEK 950 (1,436) million that have not been recognized due to judgments of the possibility they will be used against future taxable profits in the respective jurisdictions. The majority of these tax loss carry-forwards have an expiration date in excess of five years.

C9    Earnings per share

Earnings per share

	2016	2015	2014
Basic
Net income attributable to stockholders of the Parent Company (SEK million)	1,716	13,549	11,568
Average number of shares outstanding, basic (millions)	3,263	3,249	3,237
Earnings per share, basic (SEK)	0.53	4.17	3.57

Diluted
Net income attributable to stockholders of the Parent Company (SEK million)	1,716	13,549	11,568
Average number of shares outstanding, basic (millions)	3,263	3,249	3,237
Dilutive effect for stock purchase plans (millions)	40	33	33
Average number of shares outstanding, diluted (millions)	3,303	3,282	3,270
Earnings per share, diluted (SEK)	0.52	4.13	3.54

C10    Intangible assets

Intangible assets 2016

	Capitalized development expenses				Goodwill	Intellectual property rights (IPR), trademarks and other intangible assets
						Trademarks,
		For internal use				customer	Patents
						relationships	and
	To be marketed	Acquired costs	Internal costs	Total	Total	and similar rights	acquired R&D	Total
Cost
Opening balance	15,307	2,213	1,697	19,217	41,105	24,284	31,611	55,895
Acquisitions/capitalization	4,333	—	150	4,483	—	4	11	15
Balances regarding acquired/divested businesses1)	—	—	—	—	585	175	2	177
Sales/disposals	–1,394	—	—	–1,394	—	–842	–28	–870
Reclassifications	—	—	—	—	–640	640	—	640
Translation difference	—	—	—	—	2,355	803	680	1,483

Closing balance	18,246	2,213	1,847	22,306	43,405	25,064	32,276	57,340
Accumulated amortization
Opening balance	–7,995	–2,158	–1,441	–11,594	—	–15,976	–25,272	–41,248
Amortization	–1,642	—	–173	–1,815	—	–1,418	–1,232	–2,650
Sales/disposals	1,394	—	—	1,394	—	812	28	840
Translation difference	—	—	—	—	—	–735	–469	–1,204

Closing balance	–8,243	–2,158	–1,614	–12,015	—	–17,317	–26,945	–44,262
Accumulated impairment losses
Opening balance	–2,038	–55	–37	–2,130	–18	—	–5,331	–5,331
Impairment losses	–85	—	—	–85	—	—	—	—

Closing balance	–2,123	–55	–37	–2,215	–18	—	–5,331	–5,331

Net carrying value	7,880	—	196	8,076	43,387	7,747	—	7,747

1)	For more information on acquired/divested businesses, see Note C26, “Business combinations.”

Ericsson Annual Report on Form 20-F 2016

Intangible assets 2015

	Capitalized development expenses				Goodwill	Intellectual property rights (IPR), trademarks and other intangible assets
		For internal use		Total	Total	Trademarks, customer relationships and similar rights	Patents and acquired R&D	Total
	To be marketed	Acquired costs	Internal costs
Cost
Opening balance	12,204	2,213	1,478	15,895	38,348	23,362	31,005	54,367
Acquisitions/capitalization	3,329	—	219	3,548	—	70	—	70
Balances regarding acquired/divested businesses1)	—	—	—	—	1,165	261	184	445
Sales/disposals	—	—	—	—	—	–28	–55	–83
Reclassification	–226	—	—	–226	—	—	—	—
Translation difference	—	—	—	—	1,592	619	477	1,096

Closing balance	15,307	2,213	1,697	19,217	41,105	24,284	31,611	55,895
Accumulated amortization
Opening balance	–6,616	–2,158	–1,441	–10,215	—	–13,444	–23,058	–36,502
Amortization	–1,379	—	—	–1,379	—	–2,147	–1,992	–4,139
Sales/disposals	—	—	—	—	—	24	52	76
Translation difference	—	—	—	—	—	–409	–274	–683

Closing balance	–7,995	–2,158	–1,441	–11,594	—	–15,976	–25,272	–41,248
Accumulated impairment losses
Opening balance	–2,018	–55	–37	–2,110	–18	—	–5,331	–5,331
Impairment losses	–20	—	—	–20	—	—	—	—

Closing balance	–2,038	–55	–37	–2,130	–18	—	–5,331	–5,331

Net carrying value	5,274	—	219	5,493	41,087	8,308	1,008	9,316

1)	For more information on acquired/divested businesses, see Note C26, “Business combinations.”

The goodwill impairment testing is based on five-year business plans. The testing has been based on the new segments that became effective as per January 1, 2017 due to that the business plans where prepared for the new segments. In Note C3 “Operating segments” information about the new segments is disclosed.

The total goodwill for the Company is SEK 43.4 (41.1) billion and is allocated to the new operating segments Networks, at the sum of SEK 26.2 (n/a) billion, IT & Cloud, at the sum of SEK 9.8 (n/a) billion and Media, at the sum of SEK 7.4 (n/a) billion. The allocation of goodwill to the new segments has been done using a relative value approach, except for the goodwill related to one acquisition where the alternative approach has been used.

The recoverable amounts for cash-generating units are established as the present value of expected future cash flows. Estimation of future cash flows includes assumptions mainly for the following key financial parameters:

•	Sales growth

•	Development of operating income (based on operating margin or cost of goods sold and operating expenses relative to sales)

•	Development of working capital and capital expenditure requirements.

•

The assumptions regarding industry-specific market drivers and market growth are approved by Group management and each operating segment’s management. These assumptions are based on industry sources as input to the projections made within the Company for the development 2016–2021 for key industry parameters:

•

The number of global mobile subscriptions is estimated to grow from around 7.9 billion by the end of 2016 to around 9.9 billion by the end of 2021 (including Cellular M2M). Of these, around 7.9 billion will be mobile broadband subscriptions, taking mobile PC, tablets, routers and Cellular connected Internet of Things devices and handsets into account. Out of all phone subscriptions, 6.4 billion will be associated with a smartphone.

•	The overall number of connected things will grow to around 26 billion devices in 2021, including also M2M and connected consumer electronics.

•

Mobile data traffic volume is estimated to increase by around six times in the period 2016–2021. The mobile traffic is driven by smartphone users and video traffic. Smartphone traffic will grow by around seven times, and video traffic will grow around eight times in the period of 2016–2021.

The assumptions are also based upon information gathered in the Company’s long-term strategy process, including assessments of new technology, the Company’s competitive position and new types of business and customers, driven by the continued integration of telecom, data and media industries.

The impairment testing is based on specific estimates for the first five years and with a reduction of nominal annual growth rate to an average GDP growth of 1% (3%) per year thereafter. The impairment tests for goodwill did not result in any impairment. If impairment tests for goodwill had been based on the segment structure at the end of 2016, it would not have resulted in any impairment.

An after-tax discount rate of 8.0% (8.5%) has been applied for the discounting of projected after-tax cash flows. The same rate has been applied for all cash-generating units, since there is a high degree of integration between them. In addition, when a reasonably higher discount rate of 10.0% has been applied in the impairment tests, headroom for Networks and IT & Cloud is still positive.

For the Media segment the headroom is SEK 5.6 billion when a discount of 8.0% is applied. The recoverable amount is equal to its carrying amount when the discount factor is increased to 10.0%.

Group sales of media products and services declined in 2016 due to lower sales of legacy products. The transition to next-generation platform is ongoing with several customer trials. However, this has not yet translated into sales. Mobile video consumption is growing rapidly however there are significant M&A activities ongoing in the industry impacting purchasing behavior and the short- to mid-term addressable market growth.

The assumptions for 2015 are disclosed in Note C10, “Intangible assets” in the Annual Report of 2015.

The Company’s discounting is based on after-tax future cash flows and after-tax discount rates. This discounting is not materially different from a discounting based on before-tax future cash flows and before-tax discount rates, as required by IFRS. In Note C1, “Significant accounting policies,” and Note C2, “Critical accounting estimates and judgments,” further disclosures are given regarding goodwill impairment testing.

Ericsson Annual Report on Form 20-F 2016

C11    Property, plant and equipment

Property, plant and equipment 2016

	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in progress and advance payments	Total
Cost
Opening balance	6,475	4,560	28,753	4,750	44,538
Additions	177	148	1,519	4,285	6,129
Balances regarding acquired/divested businesses	–1	–53	2	—	–52
Sales/disposals	–1,410	–596	–2,610	–269	–4,885
Reclassifications	1,633	110	4,570	–6,315	–2
Translation difference	258	117	900	197	1,472

Closing balance	7,132	4,286	33,134	2,648	47,200
Accumulated depreciation
Opening balance	–3,634	–3,779	–21,208	—	–28,621
Depreciations	–506	–330	–3,585	—	–4,421
Balances regarding divested businesses	2	26	7	—	35
Sales/disposals	643	534	2,434	—	3,611
Reclassifications	4	1	–4	—	1
Translation difference	–138	–103	–705	—	–946

Closing balance	–3,629	–3,651	–23,061	—	–30,341
Accumulated impairment losses
Opening balance	—	–10	–6	—	–16
Impairment losses	–43	–1	–112	—	–156
Reversals of impairment losses	—	8	—	—	8
Sales/disposals	—	—	39	—	39
Translation difference	—	—	—	—	—

Closing balance	–43	–3	–79	—	–125

Net carrying value	3,460	632	9,994	2,648	16,734

Contractual commitments for the acquisition of property, plant and equipment as per December 31, 2016, amounted to SEK 476 (394) million.

Property, plant and equipment 2015

	Real estate	Machinery and other technical assets	Other equipment, tools and installations	Construction in progress and advance payments	Total
Cost
Opening balance	6,378	5,273	27,026	2,190	40,867
Additions	49	163	2,222	5,904	8,338
Balances regarding acquired/divested businesses	13	—	32	—	45
Sales/disposals	–773	–1,006	–2,412	–250	–4,441
Reclassifications	771	166	1,994	–2,931	—
Translation difference	37	–36	–109	–163	–271

Closing balance	6,475	4,560	28,753	4,750	44,538
Accumulated depreciation
Opening balance	–2,980	–4,074	–20,406	—	–27,460
Depreciations	–501	–441	–3,763	—	–4,705
Sales/disposals	151	909	2,403	—	3,463
Reclassifications	–323	–196	519	—	—
Translation difference	19	23	39	—	81

Closing balance	–3,634	–3,779	–21,208	—	–28,621
Accumulated impairment losses
Opening balance	–32	–20	–14	—	–66
Reversals of impairment losses	—	11	5	—	16
Sales/disposals	32	—	2	—	34
Translation difference	—	–1	1	—	—

Closing balance	—	–10	–6	—	–16

Net carrying value	2,841	771	7,539	4,750	15,901

Ericsson Annual Report on Form 20-F 2016

C12    Financial assets, non-current

Equity in joint ventures and associated companies

	2016	2015
Opening balance	1,210	2,793
Share in earnings	31	–38
Distribution of capital stock	—	–1,558
Taxes	–5	—
Reclassification	—	–36
Dividends	–84	–92
Divested business1)	–15	—
Translation difference	–362	141

Closing balance2)	775	1,210

1)	For more information see Note C26, “Business combinations.”
2)	Goodwill, net, amounts to SEK 1 (15) million.

There were no major holdings in joint ventures or associated companies in 2016. Significant holdings from previous years are specified below.

All companies apply IFRS in the reporting to the Company as issued by IASB.

Ericsson’s share of assets, liabilities and income in associated company Rockstar Consortium

	2016	2015	2014
Percentage in ownership interest	21,26%	21.26%	21.26%
Total assets	22	21	7,348
Total liabilities	—	5	196

Net assets (100%)	22	16	7,152
Company’s share of net assets (21.26%)	3	3	1,520
Net sales	—	—	—
Income after financial items	—	–642	–484

Net income and total comprehensive income (100%)	—	–642	–484
Company’s share of net income and other comprehensive income (21.26%)	—	–137	–103

Rockstar Consortium LLC (Rockstar) is a company that was formed in 2011 by Apple, Blackberry, Ericsson, Microsoft, and Sony to purchase approximately 4,000 patent assets out of the original about 6,000 from the Nortel bankruptcy estate. On December 23, 2014, it was agreed between the owners of Rockstar and RPX Corporation (RPXC) that RPX shall purchase the remaining patents of Rockstar. The transaction occured in 2015 and after that the main part of the capital stock has been distributed to the owners. Rockstar Consortium has concluded its operations.

Financial assets, non-current

	Other investments in shares and participations		Customer finance, non-current		Interest-bearing securities, non-current		Derivatives, non-current		Other financial assets, non-current
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Cost
Opening balance	2,567	2,115	1,755	2,011	—	—	452	551	5,365	5,621
Additions	133	234	2,704	2,324	7,593	—	—	—	785	1,882
Disposals/repayments/deductions	–267	–240	–2,333	–2,018	—	—	—	—	–187	–1,174
Change in value in funded pension plans1)	—	—	—	—	—	—	—	—	–1,622	–740
Revaluation	2	457	—	—	–7	—	—	–99	62	—
Reclassification	—	—	–12	–581	—	—	–452	—	—	—
Translation difference	81	1	23	19	—	—	—	—	245	–224

Closing balance	2,516	2,567	2,137	1,755	7,586	—	—	452	4,648	5,365
Accumulated impairment losses/allowances
Opening balance	–1,292	–1,524	–16	–79	—	—	—	—	–183	–272
Impairment losses/allowances	37	62	–5	–4	—	—	—	—	–1	74
Disposals/repayments/deductions	–1	217	12	67	—	—	—	—	–1	–7
Translation difference	–81	–47	—	—	—	—	—	—	–21	22

Closing balance	–1,337	–1,292	–9	–16	—	—	—	—	–206	–183

Net carrying value	1,179	1,275	2,128	1,739	7,586	—	—	452	4,442	5,182

1)	This amount includes asset ceiling. For further information, see Note C17, “Post-employment benefits.”

Ericsson Annual Report on Form 20-F 2016

C13    Inventories

Inventories

	2016	2015
Raw materials, components, consumables and manufacturing work in progress	5,043	6,807
Finished products and goods for resale	12,183	8,778
Contract work in progress	13,081	12,851

Inventories, net	30,307	28,436

The amount of inventories, excluding contract work in progress, recognized as expense and included in Cost of sales was SEK 63,386 (66,886) million.

Contract work in progress includes amounts related to delivery-type contracts and service contracts with ongoing work in progress.

Reported amounts are net of obsolescence allowances of SEK 2,412 (2,555) million.

Movements in obsolescence allowances

	2016	2015	2014
Opening balance	2,555	2,326	2,496
Additions, net	725	1,480	691
Utilization	–981	–1,295	–979
Translation difference	113	44	204
Balances regarding acquired/ divested businesses	—	—	–86

Closing balance	2,412	2,555	2,326

C14    Trade receivables and customer finance

Trade receivables and customer finance

	2016	2015
Trade receivables excluding associated companies and joint ventures	69,430	72,208
Allowances for impairment	–1,403	–1,202

Trade receivables, net	68,027	71,006
Trade receivables related to associated companies and joint ventures	90	63

Trade receivables, total	68,117	71,069
Customer finance credits	5,003	4,066
Allowances for impairment	–250	–286

Customer finance credits, net	4,753	3,780
Of which current	2,625	2,041
Credit commitments for customer finance	13,082	11,101

Days sales outstanding (DSO) were 95 (87) in December 2016.

Movements in allowances for impairment

	Trade receivables		Customer finance
	2016	2015	2016	2015
Opening balance	1,202	1,123	286	408
Additions	356	184	78	27
Utilized	–156	–59	–108	–47
Reversal of excess amounts	–28	–26	–8	–99
Reclassification	—	–2	—	—
Translation difference	29	–18	2	–3

Closing balance	1,403	1,202	250	286

Aging analysis as per December 31

	Total	Of which neither impaired nor past due	Of which impaired, not past due	Of which past due in the following time intervals:		Of which past due and impaired in the following time intervals:
				less than 90 days	90 days or more	less than 90 days	90 days or more
2016
Trade receivables, excluding associated companies and joint ventures	69,430	58,198	62	4,406	5,423	10	1,331
Allowances for impairment	–1,403	—	–62	—	—	–10	–1,331
Customer finance credits	5,003	3,250	1,480	10	3	24	236
Allowances for impairment	–250	—	–64	—	—	–6	–180

2015
Trade receivables, excluding associated companies and joint ventures	72,208	64,485	82	3,150	3,371	74	1,046
Allowances for impairment	–1,202	—	–82	—	—	–74	–1,046
Customer finance credits	4,066	2,323	1,419	4	5	16	299
Allowances for impairment	–286	—	–24	—	—	–9	–253

Ericsson Annual Report on Form 20-F 2016

Credit risk

Credit risk is divided into three categories: credit risk in trade receivables, customer finance risk and financial credit risk, see Note C20, “Financial risk management and financial instruments.”

Credit risk in trade receivables

Credit risk in trade receivables is governed by a policy applicable to all legal entities in the Company. The purpose of the policy is to:

•	Avoid credit losses through establishing internal standard credit approval routines in all the Company’s legal entities

•	Ensure monitoring and risk mitigation of defaulting accounts, i.e. events of non-payment and/or delayed payments from customers

•	Ensure efficient credit management within the Company and thereby improve Days sales outstanding and Cash flow

•	Define escalation path and approval process for customer credit limits.

The credit worthiness of all customers is regularly assessed. Through credit management system functionality, credit checks are performed every time a sales order or an invoice is generated in the source system. These are based on the credit risk set on the customer. Credit blocks appear if past due receivables are higher than permitted levels. Release of a credit block requires authorization.

Letters of credits are used as a method for securing payments from customers operating in emerging markets, in particular in markets with unstable political and/or economic environments. By having banks confirming the letters of credit, the political and commercial credit risk exposures to the Company are mitigated.

Trade receivables amounted to SEK 69,430 (72,208) million as of December 31, 2016. Provisions for expected losses are regularly assessed and amounted to SEK 1,403 (1,202) million as of December 31, 2016. The Company’s nominal credit losses have, however, historically been low. The amounts of trade receivables closely follow the distribution of the Company’s sales and do not include any major concentrations of credit risk by customer or by geography. The five largest customers represented 27% (30%) of the total trade receivables in 2016.

Customer finance credit risk

All major commitments to finance customers are made only after approval by the Finance Committee of the Board of Directors, according to the established credit approval process.

Prior to the approval of new facilities reported as customer finance, an internal credit risk assessment is conducted in order to assess the credit rating of each transaction, for political and commercial risk. The credit risk analysis is made by using an assessment tool, where the political risk rating is identical to the rating used by all Export Credit Agencies within the OECD. The commercial risk is assessed by analyzing a large number of parameters, which may affect the level of the future commercial credit risk exposure. The output from the assessment tool for the credit rating also includes an internal pricing of the risk. This is expressed as a risk margin per annum over funding cost. The reference pricing for political and commercial risk, on which the tool is based, is reviewed using information from Export Credit Agencies and prevailing pricing in the bank loan market for structured financed deals. The objective is that the internally set risk margin shall reflect the assessed risk and that the pricing is as close as possible to the current market pricing. A reassessment of the credit rating for each customer finance facility is made on a regular basis.

Risk provisions related to customer finance risk exposures are only made upon events which occur after the financing arrangement has become effective and which are expected to have a significant adverse impact on the borrower’s ability and/or willingness to service the outstanding debt. These events can be political (normally outside the control of the borrower) or commercial, e.g. a borrower’s deteriorated creditworthiness.

As of December 31, 2016, the Company’s total outstanding exposure related to customer finance was SEK 5,003 (4,066) million. As of December 31, 2016, the Company also had unutilized customer finance commitments of SEK 13,082 (11,101) million. Customer finance is arranged for infrastructure projects in different geographic markets and for a large number of customers. As of December 31, 2016, there were a total of 81 (91) customer finance arrangements originated by or guaranteed by the Company. The five largest facilities represented 55% (50%) of the total credit exposure in 2016.

Total outstanding customer finance exposure per region as of December 31

Percent	2016	2015
North America	7	12
Latin America	7	16
Northern Europe & Central Asia	5	3
Western & Central Europe	2	5
Mediterranean	6	13
Middle East	31	29
Sub-Saharan Africa	25	12
India	3	1
North East Asia	—	—
South East Asia and Oceania	14	9

Total	100	100

The effect of risk provisions and reversals for customer finance affecting the income statement amounted to a net negative impact of SEK 24 million in 2016 compared to a net positive impact of SEK 33 million in 2015. Credit losses amounted to SEK 108 (47) million in 2016.

Security arrangements for customer finance facilities normally include pledges of equipment, pledges of certain assets belonging to the borrower and pledges of shares in the operating company. If available, third-party risk coverage is, as a rule, arranged. “Third-party risk coverage” means that a financial payment guarantee covering the credit risk has been issued by a bank, an export credit agency or other financial institution. A credit risk cover from a third-party may also be issued by an insurance company. A credit risk transfer under a sub-participation arrangement with a bank can also be arranged. In this case the entire credit risk and the funding is taken care of by the bank for the part that they cover.

Information about guarantees related to customer finance is included in Note C24, “Contingent liabilities,” and information about leasing is included in Note C27, “Leasing.” The table below summarizes the Company’s outstanding customer finance as of December 31, 2016 and 2015.

Outstanding customer finance

	2016	2015
Customer finance credits	5,003	4,066
Financial guarantees for third-parties	124	70
Accrued interest	16	26
Less third-party risk coverage	–805	–1,478

Ericsson’s risk exposure, including financial guarantees	4,338	2,684

Transfers of financial assets

Transfers where the Company has not derecognized the assets in their entirety

As of December 31, 2016, there existed no customer financing assets that the Company had transferred to third parties where the Company did not derecognize the assets in their entirety. However, it existed such transactions in 2015. The total carrying amount of the original assets transferred was in 2015 SEK 534 million; the amount of the assets that the Company continued to recognize in 2015 was SEK 27 million; and the carrying amount of the associated liabilities was SEK 0.

Transfers where the Company has continuing involvement

During 2016, the Company derecognized financial assets where it had continuing involvement. A repurchase of these assets would amount to SEK 630 (0) million. No assets or liabilities were recognized in relation to the continuing involvement.

Ericsson Annual Report on Form 20-F 2016

C15    Other current receivables

Other current receivables

	2016	2015
Prepaid expenses	4,501	4,883
Accrued revenues	1,584	1,604
Advance payments to suppliers	1,384	515
Derivatives with a positive value1)	1,108	950
Taxes	13,974	11,582
Other	1,880	2,175

Total	24,431	21,709

1)	See also Note C20, “Financial risk management and financial instruments.”

C16    Equity and other comprehensive Income

Capital stock 2016

Capital stock at December 31, 2016, consisted of the following:

Capital stock

Parent Company	Number of shares	Capital stock (SEK million)
Class A shares	261,755,983	1,309
Class B shares	3,069,395,752	15,348

Total	3,331,151,735	16,657

The capital stock of the Parent Company is divided into two classes: Class A shares (quota value SEK 5.00) and Class B shares (quota value SEK 5.00). Both classes have the same rights of participation in the net assets and earnings. Class A shares, however, are entitled to one vote per share while Class B shares are entitled to one tenth of one vote per share.

At December 31, 2016, the total number of treasury shares was 62,192,390 (49,367,641 in 2015 and 63,450,558 in 2014) Class B shares. Ericsson repurchased 26.1 million shares in 2016 in relation to the Stock Purchase Plan.

Reconciliation of number of shares

	Number of shares	Capital stock (SEK million)
Number of shares Jan 1, 2016	3,305,051,735	16,526
Number of shares Dec 31, 2016	3,331,151,735	16,657

For further information about the number of shares, see the chapter Share Information.

Dividend proposal

The Board of Directors will propose to the Annual General Meeting 2017 a dividend of SEK 1.00 per share (SEK 3.70 in 2016 and SEK 3.40 in 2015).

Additional paid in capital

This relates to payments made by owners and includes share premiums paid.

Retained earnings

Retained earnings, including net income for the year, comprise the earned profits of the Parent Company and its share of net income in subsidiaries, joint ventures and associated companies. Retained earnings also include:

Remeasurements related to post-employment benefits

Actuarial gains and losses resulting from experience-based events and changes in actuarial assumptions, fluctuations in the effect of the asset ceiling, and adjustments related to the Swedish special payroll taxes.

Revaluation of other investments in shares and participations

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets.

Cash flow hedges

The cash flow hedge reserve comprises the effective portion of the cumulative net change in the fair value of cash-flow-hedging instruments related to hedged transactions that have not yet occurred.

Cumulative translation adjustments

The cumulative translation adjustments comprise all foreign currency differences arising from the translation of the financial statements of foreign operations and changes regarding revaluation of excess value in local currency as well as from the translation of liabilities that hedge the Company’s net investment in foreign subsidiaries.

Ericsson Annual Report on Form 20-F 2016

C17    Post-employment benefits

Ericsson sponsors a number of post-employment benefit plans throughout the Company, which are in line with market practice in each country. The year 2016 was characterized by a decrease in discount rates in most plans. In total, discount rate changes resulted in actuarial losses on defined benefit obligations of SEK 9 billion. The development of plan assets was greater than expected resulting in actuarial gains of SEK 4 billion.

Swedish plans

Sweden has both defined benefit and defined contribution plans based on collective agreement between the parties in the Swedish labor market:

•

A defined benefit plan, known as ITP 2 (occupational pension for salaried employees in manufacturing industries and trade), complemented by a defined contribution plan, known as ITPK (supplementary retirement benefits). This is a final salary-based plan.

•	A defined contribution plan, known as ITP 1, for employees born in 1979 or later.

•

A defined contribution plan ITP 1 or alternative ITP, for employees earning more than 10 income base amount and who have opted out of the defined benefit plan ITP 2, where rules are set by the Company and approved by each employee selected to participate.

The Company has by far most of its Swedish pension liabilities under defined benefit plans which are funded to 55% (52%) through Ericsson Pensionsstiftelse (a Swedish Pension Foundation). The Pensionsstiftelse covers the liability up to the value of the defined benefit obligation based on Swedish GAAP calculations. There are no funding requirements for the Swedish plans. The disability and survivors’ pension part of the ITP-plan is secured through an insurance solution with the company Alecta, see section about Multi-employer plans.

The benefit payments are made by the Company since the liability is growing and the necessary surplus therefore is not yet reached. For the unfunded plans the Company meets the payment obligation when it falls due. The responsibility for governance of the plans and the plan assets lies with the Company and the Pensionsstiftelse. The Swedish Pensions-stiftelse is managed on the basis of a capital preservation strategy and the risk profile is set accordingly. Traditional asset-liability matching (ALM) studies are undertaken on a regular basis to allocate within different asset classes.

The plans are exposed to various risks, e.g., a sudden decrease in the bond yields, which would lead to an increase in the plan liability. A sudden instability in the financial market might also lead to a decrease in fair value of plan assets held by the Pensionsstiftelse, as the holdings of plan assets partly are exposed to equity markets; however, this may be partly offset by higher values in fixed income holdings. Swedish plans are linked to inflation and higher inflation will most likely lead to a higher liability. For the time being, inflation is a low risk factor to the Swedish plans as actual rate of inflation has not reached the ceiling target set by the Central Bank of Sweden.

Multi-employer plans

As before, the Company has secured the disability and survivors’ pension part of the ITP Plan through an insurance solution with the insurance company Alecta. Although this part of the plan is classified as a multi-employer defined benefit plan, it is not possible to get sufficient information to apply defined benefit accounting, as for most of the accrued pension benefits in Alecta, information is missing on the allocation of earnings process between employers. Full vesting is instead registered on the last employer. Alecta is not able to calculate a breakdown of assets and provisions for each respective employer, and therefore, the disability and survivors’ pension portion of the ITP Plan has been accounted for as a defined contribution plan.

Alecta has a collective funding ratio which acts as a buffer for its insurance commitments to protect against fluctuations in investment return and insurance risks. Alecta’s target ratio is 140% and reflects the fair value of Alecta’s plan assets as a percentage of plan commitments, then measured in accordance with Alecta’s actuarial assumptions, which are different from those in IAS 19R. Alecta’s collective funding ratio was 149% (153%) as of December 31, 2016. The Company’s share of Alecta’s saving premiums is 0.6%; the total share of active members in Alecta are 2.2%. The expected contribution to the plan is SEK 136 million for 2017.

Contingent liabilities / Assets pledged as collateral

Contingent liabilities include the Company’s mutual responsibility as a credit insured company of PRI Pensionsgaranti in Sweden. This mutual responsibility can only be imposed in the instance that PRI Pensions-garanti has consumed all of its assets, and it amounts to a maximum of 2% of the Company’s pension liability in Sweden. The Company has a pledged business mortgage of SEK 2 billion to PRI Pensionsgaranti.

US plans

The Company operates defined benefit pension plans in the US, which are a combination of final salary pension plans and contribution-based arrangements. The final salary pension plans provide benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on members’ length of service and their salary in the final years leading up to retirement. Retirees generally do not receive inflationary increases once in payment.

The other type of plan is a contribution-based pension plan, which provides a benefit determined using a “cash balance” approach. The balance is credited monthly with interest credits and contribution credits, based on a combination of current year salary and length of service.

The majority of benefit payments are from trustee-administered funds; however, there are also a number of unfunded plans where the Company meets the benefit payment obligation as it falls due. In the US, the Company’s policy is at least to meet or exceed the funding requirements of federal regulations. The funded level in the US Pension Plan is above the point at which minimum funding would be required for fiscal year 2016.

Plan assets held in trusts are governed by local regulations and practice, as is the nature of the relationship between the Company and the trustees (or equivalent) and their composition. Responsibility for governance of the plans – including investment decisions and contribution schedules – lies with the Plan Administrative Committee (PAC). The PAC is composed of representatives from the Company.

The Company’s plans are exposed to various risks associated with pension plans, i.e., a sudden decrease in bond yields would lead to an increase in the present value of the defined benefit obligation. A sudden instability in the financial markets might also lead to a decrease in the fair value of plan assets held by the trust. Pension benefits in the US are not linked to inflation; however, higher inflation poses the risk of increased final salaries being used to determine benefits for active employees. There is also a risk that the duration of payments to retirees will exceed the life expectancy in mortality tables.

Other plans

The Company also sponsors plans in other countries. The main plans are in Brazil, Ireland and the United Kingdom. The plan in Brazil is a pension plan wholly funded with a net surplus of assets. The plans in Ireland and the UK are final salary pension plans and are partly or wholly funded. The plans are managed by corporate trustees with directors appointed partly by the local company and partly by the plan members. The trustees are independent from the local company and subject to the specific country’s pension laws.

Ericsson Annual Report on Form 20-F 2016

Amount recognized in the Consolidated balance sheet

Amount recognized in the Consolidated balance sheet

	Sweden	US	Other	Total
2016
Defined benefit obligation (DBO)	38,202	22,710	26,263	87,175
Fair value of plan assets	20,956	21,545	21,984	64,485

Deficit/surplus (+/–)	17,246	1,165	4,279	22,690
Plans with net surplus, excluding asset ceiling1)	—	—	1,033	1,033

Provision for post-employment benefits2)	17,246	1,165	5,312	23,723
2015
Defined benefit obligation (DBO)	37,109	19,873	21,159	78,141
Fair value of plan assets	19,271	20,114	18,793	58,178

Deficit/surplus (+/–)	17,838	–241	2,366	19,963
Plans with net surplus, excluding asset ceiling1)	—	918	1,783	2,701

Provision for post-employment benefits2)	17,838	677	4,149	22,664

1)	Plans with a net surplus, i.e., where plan assets exceed DBO, are reported as Other financial assets, non-current: see Note C12, “Financial assets.” The asset ceiling decreased during the year by SEK 46 million from SEK 530 million in 2015 to SEK 484 million in 2016.
2)	Plans with net liabilities are reported in the balance sheet as Post-employment benefits, non-current.

Total pension cost recognized in the Consolidated income statement

The costs for post-employment benefits within the Company are distributed between defined contribution plans and defined benefit plans, with a trend toward defined contribution plans.

Pension costs for defined contribution plans and defined benefit plans

	Sweden	US	Other	Total
2016
Pension cost for defined contribution plans	1,061	687	1,472	3,220
Pension cost for defined benefit plans	1,314	167	633	2,114

Total	2,375	854	2,105	5,334
Total pension cost expressed as a percentage of wages and salaries				8.9%
2015
Pension cost for defined contribution plans	1,136	729	1,375	3,240
Pension cost for defined benefit plans	1,806	81	666	2,553

Total	2,942	810	2,041	5,793
Total pension cost expressed as a percentage of wages and salaries				9.5%
2014
Pension cost for defined contribution plans	953	562	713	2,228
Pension cost for defined benefit plans	1,039	39	651	1,729

Total	1,992	601	1,364	3,957
Total pension cost expressed as a percentage of wages and salaries				6.8%

Ericsson Annual Report on Form 20-F 2016

Change in the net defined benefit obligation

Change in the net defined benefit obligation

	Present value of obligation 20162)	Fair value of plan assets 2016	Total 2016	Present value of obligation 20152)	Fair value of plan assets 2015	Total 2015
Opening balance	78,141	–58,178	19,963	73,752	–56,862	16,890
Reclassification	104	–104	—	—	—	—
Included in the income statement
Current service cost	1,853	—	1,853	1,975	—	1,975
Past service cost and gains and losses on settlements	–182	—	–182	169	—	169
Interest cost/ income (+/–)	2,451	–2,176	275	2,446	–2,172	274
Taxes and administrative expenses	53	49	102	143	22	165
Other	–16	2	–14	–10	2	–8

	4,159	–2,125	2,034	4,723	–2,148	2,575
Remeasurements
Return on plan assets excluding amounts in interest expense/income	—	–4,280	–4,280	—	1,088	1,088
Actuarial gains/losses (–/+) arising from changes in demographic assumptions	–405	—	–405	1,768	—	1,768
Actuarial gains/losses (–/+) arising from changes in financial assumptions	8,255	—	8,255	135	—	135
Experience-based gains/losses (–/+)	–1,550	—	–1,550	–1,020	—	–1,020

	6,300	–4,280	2,020	883	1,088	1,971
Other changes
Translation difference	1,002	–834	168	1,167	–1,243	–76
Contributions and payments from:
Employers1)	–902	–562	–1,464	–764	–579	–1,343
Plan participants	28	–22	6	57	–38	19
Payments from plans:
Benefit payments	–1,568	1,568	—	–1,550	1,570	20
Settlements	—	—	—	–127	34	–93
Business combinations and divestments	–89	52	–37	—	—	—

Closing balance	87,175	–64,485	22,690	78,141	–58,178	19,963

1)	The expected contribution to the plans is SEK 1,286 million during 2017.
2)	The weighted average duration of DBO is 20.4 years.

Present value of the defined benefit obligation

	Sweden	US	Other	Total
2016
DBO, closing balance	38,202	22,710	26,263	87,175
Of which partially or fully funded	37,679	21,956	23,449	83,084
Of which unfunded	523	754	2,814	4,091
2015
DBO, closing balance	37,109	19,873	21,159	78,141
Of which partially or fully funded	36,583	19,196	18,590	74,369
Of which unfunded	526	677	2,569	3,772

Ericsson Annual Report on Form 20-F 2016

Asset allocation by asset type and geography

	Sweden	US	Other	Total	Of which unquoted
2016
Cash and cash equivalents	1,819	414	793	3,026	14%
Equity securities	3,983	692	4,195	8,870	19%
Debt securities	8,791	18,286	13,898	40,975	70%
Real estate	4,093	—	330	4,423	100%
Investment funds	2,270	1,505	476	4,251	65%
Assets held by insurance company	—	—	1,125	1,125	100%
Other	—	648	1,167	1,815	69%

Total	20,956	21,545	21,984	64,485
Of which real estate occupied by the Company	—	—	—	—
Of which securities issued by the Company	—	—	—	—

2015
Cash and cash equivalents	3,001	715	141	3,857	19%
Equity securities	4,588	612	4,428	9,628	12%
Debt securities	6,602	16,884	12,404	35,890	79%
Real estate	2,654	—	155	2,809	100%
Investment funds	2,426	1,354	233	4,013	71%
Assets held by insurance company	—	—	629	629	100%
Other	—	549	803	1,352	48%

Total	19,271	20,114	18,793	58,178
Of which real estate occupied by the Company	—	—	—	—
Of which securities issued by the Company	—	—	—	—

Actuarial assumptions

Financial and demographic actuarial assumptions1)

	2016	2015
Financial assumptions
Discount rate, weighted average	2.8%	3.3%
Demographic assumptions
Life expectancy after age 65 in years, weighted average	23	23

1)	Weighted average for the Group for disclosure purposes only. Country-specific assumptions were used for each actuarial calculation.

Actuarial assumptions are assessed on a quarterly basis. See also Note C1 “Significant accounting policies” and Note C2 “Critical accounting estimates and judgments.”

Sweden

The defined benefit obligation has been calculated using a discount rate based on yields of Swedish government bonds. IAS 19 Employee Benefits prescribes that if there is not a deep market in high-quality corporate bonds the market yields on government bonds shall be applied for the pension liability calculation.

US

The defined benefit obligation has been calculated using a discount rate based on yields of high-quality corporate bonds, where “high-quality” has been defined as a rating of AA and above.

Total remeasurements in Other comprehensive income related to post-employment benefits

	2016	2015
Actuarial gains and losses (+/–)	–1,955	–1,507
The effect of asset ceiling	254	–55
Swedish special payroll taxes1)	–65	–464

Total	–1,766	–2,026

1)	Swedish payroll taxes are included in recognized gain/loss during the year in OCI.

Sensitivity analysis of significant actuarial assumptions

	2016	2015
Impact on DBO, SEK billion
Discount rate +0.5%	–9	–8
Discount rate –0.5%	+8	+7

Ericsson Annual Report on Form 20-F 2016

C18    Provisions

Provisions

	Warranty	Restructuring	Other	Total
2016
Opening balance	528	1,466	1,844	3,838
Additions	267	5,271	808	6,346
Reversal of excess amounts	–207	–130	–352	–689
Negative effect on Income statement				5,657
Utilization/Cash out	–365	–2,440	–348	–3,153
Reclassifications	9	1	–18	–8
Translation difference	16	–5	12	23

Closing balance	248	4,163	1,946	6,357

2015
Opening balance	824	801	2,802	4,427
Additions	723	3,619	634	4,976
Reversal of excess amounts	–59	–189	–230	–478
Negative effect on Income statement				4,498
Utilization/Cash out	–984	–2,766	–1,312	–5,062
Reclassifications	1	14	—	15
Translation difference	23	–13	–50	–40

Closing balance	528	1,466	1,844	3,838

Provisions will fluctuate over time depending on business mix, market mix and technology shifts. Risk assessment in the ongoing business is performed monthly to identify the need for new additions and reversals. During certain years the Company undertakes restructuring activities that may require recognition of provisions. Management uses its best judgment to estimate provisions based on this assessment. Under certain circumstances, provisions are no longer required due to outcomes being more favorable than anticipated, which affect the provisions balance as a reversal. In other cases, the outcome can be negative, and if so, a charge is recorded in the income statement.

For 2016, new or additional provisions amounting to SEK 6.3 billion were made, and SEK 0.7 billion of provisions were reversed. The actual cash outlays for 2016 were SEK 3.2 billion compared with the estimated SEK 2.5 billion. The total cash out for 2016 was made up of warranty provisions of SEK 0.4 billion, restructuring provisions of SEK 2.4 billion and other provisions of SEK 0.3 billion. The expected total cash outlays in 2017 are approximately SEK 4.4 billion.

Of the total provisions, SEK 946 (176) million is classified as non-current. For more information, see Note C1, “Significant accounting policies” and Note C2, “Critical accounting estimates and judgments.”

Warranty provisions

Warranty provisions are based on historic quality rates for established products as well as estimates regarding quality rates for new products and costs to remedy the various types of faults predicted. Provisions amounting to SEK 0.3 billion were made and due to more favorable outcomes in certain cases reversals of SEK 0.2 billion were made.

The actual cash outlays for 2016 were SEK 0.4 billion, in line with the expected SEK 0.4 billion. The cash outlays of warranty provisions during year 2017 are estimated to total approximately SEK 0.1 billion.

Restructuring provisions

In 2016, SEK 5.3 billion in provisions were made and SEK 0.1 billion were reversed due to a more favorable outcome than expected. Provisions were mainly related to the cost and efficiency program initially announced in November 2014. The scope of the structural efficiency measures involves service delivery, supply and manufacturing, R&D and SG&A (Selling, General and Administrative expenses). The cash outlays for restructuring provisions were SEK 2.4 billion for the full-year, compared with the expected SEK 1.2 billion. The cash outlays for 2017 for these provisions are estimated to total approximately SEK 3.2 billion.

Other provisions

Other provisions include provisions for probable contractual penalties, tax issues, litigations, supplier claims, and other. During 2016, new provisions amounting to SEK 0.8 billion were made and SEK 0.4 billion were reversed due to a more favorable outcome. The cash outlays were SEK 0.3 billion in 2016 compared to the estimate of SEK 0.8 billion. For 2017, the cash outlays for other provisions are estimated to total approximately SEK 1.1 billion.

Ericsson Annual Report on Form 20-F 2016

C19 Interest-bearing liabilities

As of December 31, 2016, the Company’s outstanding interest-bearing liabilities was SEK 26.7 (25.1) billion.

Interest-bearing liabilities

	2016	2015
Borrowings, current
Current part of non-current borrowings1)	4,954	435
Other current borrowings	3,079	1,941

Total current borrowings	8,033	2,376
Borrowings, non-current
Notes and bond loans	10,556	14,699
Other borrowings, non-current	8,097	8,045

Total non-current interest-bearing liabilities	18,653	22,744

Total interest-bearing liabilities	26,686	25,120

1)	Including notes and bond loans of SEK 4,900 (0) million.

To secure long-term funding, the Company uses notes and bond programs together with bilateral research and development loans. All outstanding notes and bond loans are issued by the Parent Company under its Euro Medium-Term Note (EMTN) program or under its U.S. Securities and Exchange Commission (SEC) Registered program. Bonds issued at a fixed interest rate are normally swapped to a floating interest rate using interest rate swaps leaving a maximum of 50% of outstanding loans at fixed interest rates. Total weighted average interest rate cost for the long-term funding during the year was 2.76% (2.58%). The outstanding EUR bond is revalued based on changes in benchmark interest rates according to the fair value hedge methodology stipulated in IAS 39.

In June 2016, the Company exercised its first extension option under the USD 2 billion multi-currency revolving credit facility, extending the maturity date to June 2021. One extension option of one year remains.

In November 2016, the Company signed a new EUR 0.5 billion term loan facility. The new facility has a tenor of two years with one extension option of one year and the facility serves for general corporate purposes.

Notes, bonds, bilateral loans and committed credit

Issued–maturing	Nominal amount	Coupon	Currency	Book value (SEK million)9)		Maturity date	Unrealized hedge gain/loss (included in book value)
Notes and bond loans
2007–2017	500	5.375%	EUR	4,900	1)	June 27, 2017	–120
2010–20202)	170		USD	1,540		December 23, 2020
2012–2022	1,000	4.125%	USD	9,016	8)	May 15, 2022

Total notes and bond loans				15,456			–120
Bilateral loans
2012–20193)	98		USD	887		September 30, 2019
2012–20214)	98		USD	889		September 30, 2021
2013–20205)	684		USD	6,193		November 6, 2020

Total bilateral loans				7,969

Committed credit
Long-term committed credit facility6)	2,000		USD	—		June 5, 2021
Term loan facility7)	500		EUR	—		November 10, 2018

Total committed credit				—

1)	Interest rate swaps are designated as fair value hedges.
2)	Private Placement, Swedish Export Credit Corporation (SEK).
3)	Nordic Investment Bank (NIB), R&D project financing.
4)	Nordic Investment Bank (NIB), R&D project financing.
5)	European Investment Bank (EIB), R&D project financing.
6)	Multi-currency revolving credit facility. Unutilized. One one-year extension option remains.
7)	Bridge term loan facility. Unutilized. One one-year extension option remains.
8)	Market value SEK 9,092 million.
9)	Market value is approximately equal to book value except where indicated.

Ericsson Annual Report on Form 20-F 2016

C20    Financial risk management and financial instruments

The Company’s financial risk management is governed by a policy approved by the Board of Directors. The Finance Committee of the Board of Directors is responsible for overseeing the capital structure and financial management of the Company and approving certain matters (such as investments, customer finance commitments, guarantees and borrowing) and continuously monitors the exposure to financial risks.

The Company defines its managed capital as the total Company equity. For the Company, a robust financial position with a strong equity ratio, solid investment grade rating, low leverage and ample liquidity is deemed important. This provides financial flexibility and independence to operate and manage variations in working capital needs as well as to capitalize on business opportunities.

The Company’s overall capital structure should support the financial targets: to grow faster than the market, deliver best-in-class margins and generate a healthy cash flow. The capital structure is managed by balancing equity, debt financing and liquidity in such a way that the Company can secure funding of operations at a reasonable cost of capital. Regular borrowings are complemented with committed credit facilities to give additional flexibility to manage unforeseen funding needs. The Company strives to finance growth, normal capital expenditures and dividends to shareholders by generating cash flows from operating activities.

The Company’s capital objectives are:

•	To maintain an equity ratio above 40%

•	A cash conversion rate above 70%

•	To maintain a positive net cash position larger than the pension liability

•	To maintain a solid investment grade rating by Moody’s and Standard & Poor’s.

Capital objectives-related information, SEK billion

	2016	2015
Capital	140	147
Equity ratio	50%	52%
Cash conversion	175%	85%
Positive net cash	31.2	41.2

Credit rating
Moody’s	Baa3, negative	Baa1, stable
Standard & Poor’s	BBB, negative	BBB+, stable

The definition of Net cash has been adjusted in order to more clearly represent Ericsson’s ability to meet financial obligations. Post-employment benefits are no longer included in the calculation of Net cash. Interest-bearing securities, non-current are now included in Net cash because these are liquid instruments with low credit risk. The revised definition is as follows:

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less interest-bearing liabilities (which include: non-current borrowings and current borrowings).

In October 2016, Moody’s announced that they have downgraded the senior unsecured debt ratings to Baa2 from Baa1 and the MTN program rating to Baa2 from Baa1. At the same time, the agency placed the company’s Baa2/Baa2 ratings on review for further downgrade. In December 2016, Moody’s concluded their review and announced that they have downgraded the senior unsecured debt ratings to Baa3 from Baa2 and the MTN program rating to Baa3 from Baa2, with a negative outlook. In October 2016, S&P announced that they have downgraded the long-term corporate credit rating on Ericsson to BBB from BBB+, with a negative outlook.

The Company has a treasury function with the principal role to ensure that appropriate financing is in place through loans and committed credit facilities, actively managing the Company’s liquidity as well as financial assets and liabilities, and managing and controlling financial risk exposures in a manner consistent with underlying business risks and financial policies.

Hedging activities, cash management and insurance management are largely centralized to the treasury function in Stockholm.

The Company also has a customer finance function with the main objective to find suitable third-party financing solutions for customers and to minimize recourse to the Company. To the extent that customer loans are not provided directly by banks, the Parent Company provides or guarantees vendor credits. The customer finance function monitors the exposure from outstanding vendor credits and credit commitments.

The Company classifies financial risks as:

•	Foreign exchange risk

•	Interest rate risk

•	Credit risk

•	Liquidity and refinancing risk

•	Market price risk in own and other equity instruments.

The Board of Directors has established risk limits for defined exposures to foreign exchange and interest rate risks as well as to political risks in certain countries.

For further information about accounting policies, see Note C1, “Significant accounting policies.”

Foreign exchange risk

The Company is a global company with sales mainly outside Sweden. Sales and incurred costs are to a large extent denominated in currencies other than SEK and therefore the financial results of the Company are impacted by currency fluctuations.

The Company reports the financial statements in SEK. Movements in exchange rates between currencies that affect these statements are impacting the comparability between periods.

Line items, primarily sales, are impacted by translation exposure incurred when converting foreign entities’ financial statements into SEK. Line items and profitability, such as operating income are impacted by transaction exposure incurred when financial assets and liabilities, primarily trade receivables and trade payables, are initially recognized and subsequently remeasured due to change in foreign exchange rates. The table below presents the net exposure for the largest currencies impact on sales and also net transaction exposure of these currencies on profitability.

Currency exposure, SEK billion

Exposure currency	Sales translation exposure	Sales transaction exposure	Sales net exposure	Incurred cost transaction exposure1)	Net transaction exposure
USD	55.2	45.8	101.0	–17.4	28.4
EUR	26.5	13.1	39.6	–7.4	5.7
CNY	15.8	–0.3	15.5	–5.1	–5.4
INR	10.5	0.0	10.5	–1.3	–1.3
JPY	7.0	0.0	7.0	4.5	4.5
AUD	5.9	–0.1	5.8	2.1	2.0
GBP	7.1	–1.7	5.4	0.9	–0.8
SAR	4.3	0.3	4.6	2.8	3.1
BRL	4.3	0.0	4.3	0.6	0.6

1)	Transactions in foreign currency – internal sales, internal purchases, external purchases.

Translation exposure

Translation exposure relates to sales and cost incurred in foreign entities when converted into SEK upon consolidation. These exposures cannot be addressed by hedging, but as the income statement is translated using average rate, the impact of volatility in foreign currency rates is reduced.

Transaction exposure

Transaction exposure relates to sales and cost incurred in non-reporting currencies in individual group companies. Foreign exchange risk is as far as possible concentrated in Swedish group companies, primarily Ericsson

Ericsson Annual Report on Form 20-F 2016

AB. Sales to foreign subsidiaries are normally denominated in the functional currency of the customers, and so tend to be denominated in USD or another foreign currency. In order to limit the exposure toward exchange rate fluctuations on future revenues and costs, committed and forecasted future sales and purchases in major currencies are hedged with 7% of 12-month forecast monthly. By this, the Company will have hedged 84% of the next month and 7% of the 12th month of an average forecast of the individual month at any given reporting date. This corresponds to approximately 5–6 months of an average forecast.

Outstanding derivatives contracts that are hedging future sales and costs incurred are revalued against “Other operating income and expense.” The sensitivity in “Other operating income and expense” in relation to this revaluation is dependent on changes in foreign exchange rates, forecasts, seasonality and hedging policy. USD is the Company’s largest exposure and at year-end a change by 0.25 SEK/USD would impact profit and loss with approximately SEK 0.3 billion. Revaluation results of these derivative contracts amounted to SEK –0.4 billion in 2016. According to Company policy, transaction exposure in subsidiaries’ balance sheets (i.e., trade receivables and payables and customer finance receivables) should be fully hedged, except for non-tradable currencies.

Foreign exchange exposures in balance sheet items are hedged through offsetting balances or derivatives.

Interest rate risk

The Company is exposed to interest rate risk through market value fluctuations in certain balance sheet items and through changes in interest revenues and expenses. The net cash position was SEK 31.2 (41.2) billion at the end of 2016, consisting of cash, cash equivalents and interest-bearing securities of SEK 57.9 (66.3) billion, interest-bearing liabilities of SEK 26.7 (25.1) .

The Company manages the interest rate risk by i) matching fixed and floating interest rates in interest-bearing balance sheet items and ii) avoiding significant fixed interest rate exposure in the Company’s net cash position. The policy is that interest-bearing assets shall have an average interest duration of between 6 and 14 months, taking derivative instruments into consideration. Interest-bearing liabilities do not have a firm target for the duration, nor a firm target for fixed/floating interest rate, as duration and interest mix are decided based on market conditions when the liabilities are issued. The treasury function has a mandate to deviate from the asset management benchmark given by the Board and take foreign exchange positions up to an aggregated risk of VaR SEK 45 million given a confidence level of 99% and a 1-day horizon.

Interest duration, SEK billion

	< 3M	3–12M	1–3Y	3–5Y	>5Y	Total
Interest-bearing trading	1.4	–1.4	0.0	0.0	0.0	0.0
Interest-bearing assets	30.5	–4.6	24.2	11.7	–3.9	57.9
Interest-bearing liabilities	29.4	–18.0	–17.4	–11.4	–9.3	–26.7

When managing the interest rate exposure, the Company uses derivative instruments, such as interest rate swaps. Derivative instruments used for converting fixed rate debt into floating rate debt are designated as fair value hedges.

Outstanding derivatives

Outstanding derivatives1)

	2016			2015
Fair value	Asset		Liability	Asset		Liability
Currency derivatives
Maturity within 3 months	351		193	316		137
Maturity between 3 and 12 months	262		137	224		41

Total	613		330	540		178
Interest rate derivatives
Maturity within 3 months	—		—	5		—
Maturity between 3 and 12 months	239		82	165		234
Maturity between 1 and 3 years	191		205	545		243
Maturity between 3 and 5 years	—		6	53		176
Maturity of more than 5 years	65		116	94		108

Total	495	2)	409	862	2)	761
Of which designated in fair value hedge relations	120		—	338		—

1)	Some of the derivatives hedging non-current liabilities are recognized in the balance sheet as non-current derivatives due to hedge accounting.
2)	Of which SEK 0 (452) million is reported as non-current assets.

Sensitivity analysis

The Company uses the VaR methodology to measure foreign exchange and interest rate risks in portfolios managed by the treasury function. This statistical method expresses the maximum potential loss that can arise with a certain degree of probability during a certain period of time. For the VaR measurement, the Company has chosen a probability level of 99% and a 1-day time horizon. The daily VaR measurement uses market volatilities and correlations based on historical daily data (one year).

The average VaR calculated for 2016 was SEK 16.3 (11.7) million for the combined mandates. No VaR-limits were exceeded during 2016.

Financial credit risk

Financial instruments carry an element of risk in that counterparts may be unable to fulfill their payment obligations. This exposure arises in the investments in cash, cash equivalents, interest-bearing securities and from derivative positions with positive unrealized results against banks and other counterparties.

The Company mitigates these risks by investing cash primarily in well-rated securities such as treasury bills, government bonds, commercial papers, and mortgage-covered bonds with short-term ratings of at least A-2/P-2 or equivalents, and long-term ratings of AAA. Separate credit limits are assigned to each counterpart in order to minimize risk concentration. All derivative transactions are covered by ISDA netting agreements to reduce the credit risk.

At December 31, 2016, the credit risk in financial cash instruments was equal to the instruments’ carrying value. Credit exposure in derivative instruments was SEK 1.1 (1.4) billion.

Liquidity risk

The Company minimizes the liquidity risk by maintaining a sufficient cash position, centralized cash management, investments in highly liquid interest-bearing securities, and by having sufficient committed credit lines in place to meet potential funding needs. For information about contractual obligations, see Note C31, “Contractual obligations.” The current cash position is deemed to satisfy all short-term liquidity requirements as well as non-current borrowings.

Ericsson Annual Report on Form 20-F 2016

Cash, cash equivalents and interest-bearing securities

	Remaining time to maturity
SEK billion	< 3 months	3–12 months	1–5 years	>5 years	Total
Banks	29.0	0.1	0.2	0.0	29.3
Type of issuer/counterpart
Governments	0.0	0.5	7.1	0.3	7.9
Corporates	8.0	0.0	0.0	0.0	8.0
Mortgage institutes	0.0	0.7	12.0	0.0	12.7
2016	37.0	1.3	19.3	0.3	57.9
2015	40.3	3.0	22.4	0.6	66.3

The instruments are classified as held for trading, loans and receivables, or available-for-sale. Cash, cash equivalents and interest-bearing securities are mainly held in SEK unless offset by EUR-funding. Instruments held for trading with a remaining maturity longer than one year amounted to SEK 12.0 billion and were reported as Interest-bearing securities, current.

Refinancing risk

Refinancing risk is the risk that the Company is unable to refinance outstanding debt under reasonable terms and conditions, or at all, at a given point in time.

Debt financing is mainly carried out through borrowing in the Swedish and international debt capital markets.

Bank financing is used for certain subsidiary funding and to obtain committed credit facilities, see Note C19, “Interest-bearing liabilities.”

Funding programs1)

	Amount		Utilized	Unutilized
Euro Medium-Term Note program (USD million)	5,000		698	4,288
SEC Registered program (USD million)	[2]	)	1,000	—

1)	There are no financial covenants related to these programs.
2)	Program amount indeterminate.

Fair valuation of the Company’s financial instruments

The Company’s financial instruments accounted for at fair value generally meet the requirements of level 1 valuation due to the fact that they are based on quoted prices in active markets for identical assets.

Exceptions to this relates to:

•

OTC derivatives with an amount of gross SEK 1.2 (1.8) billion in relation to assets and gross SEK 0.9 (1.3) billion in relation to liabilities were valued based on references to other market data as currency or interest rates. These valuations fall under level 2 valuation as defined by IFRS.

•

Ownership in other companies and other financial investments where the Company neither has control nor significant influence. The amount recognized in these cases was SEK 2.1 (2.1) billion. These assets, classified as level 3 assets for valuation purposes, have been valued based on value in use technique.

Financial instruments carried at other than fair value

The fair value of the Company’s financial instruments, recognized at fair value, is determined based on quoted market prices or rates. For further information about valuation principles, see Note C1, “Significant accounting policies.”

Financial instruments, such as trade receivables, borrowings and payables, are carried at amortized cost which is deemed to be equal to fair value, except for those noted in the table Notes, bonds, bilateral loans and committed credits in Note C19, “Interest-bearing liabilities.” When a market price is not readily available and there is insignificant interest rate exposure and credit spreads affecting the value, the carrying value is considered to represent a reasonable estimate of fair value.

Market price risk in own shares and other listed equity investments

The Company is exposed to fluctuations in its own share price through stock purchase plans for employees and synthetic share-based compensations to the Board of Directors.

Stock purchase plans for employees

The obligation to deliver shares under the stock purchase plan is covered by holding Ericsson Class B shares as treasury stock. A change in the share price will result in a change in social security charges, which represents a risk to the income statement. The cash flow exposure is fully hedged through the holding of Ericsson Class B shares as treasury stock to be sold to generate funds, which also cover social security payments.

Synthetic share-based compensations to the Board of Directors

In the case of these plans, the Company is exposed to risks in relation to own share price, both with regards to compensation expenses and social security charges. The obligation to pay compensation amounts under the synthetic share-based compensations to the Board of Directors is covered by a liability in the balance sheet.

For further information about the stock purchase plan and synthetic share-based compensations to the Board of Directors, see Note C28, “Information regarding members of the Board of Directors, the Group management and employees.”

Offsetting financial assets and liabilities

As required by IFRS, the Company has off set financial instruments under ISDA agreements. The related assets amounted to SEK 1.2 (1.8) billion, prior to offsetting of SEK 0.1 (0.4) billion, with a net amount of SEK 1.1 (1.4) billion recognized in the balance sheet. The related liabilities amounted to SEK 0.9 (1.3) billion, prior to offsetting of SEK 0.1 (0.4) billion, with a net amount of SEK 0.8 (0.9) billion recognized in the balance sheet.

Financial instruments, book value

SEK billion	Customer finance	Trade receivables	Interest- bearing securities	Cash equiva- lents	Borrowings	Trade payables	Other financial assets	Other current receiv- ables	Other current liabilities	2016	2015
Note	C14	C14	C12	C25	C19	C22	C12	C15	C21
Assets at fair value through profit or loss			13.3	8.9			0.9	1.1	–0.7	23.5	40.2
Loans and receivables	4.8	68.1		2.5			3.5			78.9	84.2
Available-for-sale			7.6				1.2			8.8	1.3
Financial liabilities at amortized cost					–26.7	–25.3				–52.0	–47.5

Total	4.8	68.1	20.9	11.4	–26.7	–25.3	5.6	1.1	–0.7	59.2	78.2

Ericsson Annual Report on Form 20-F 2016

C21    Other current liabilities

Other current liabilities

	2016	2015
Income tax liabilities	—	3,924
Advances from customers	5,391	5,038
Accrued interest	367	475
Accrued expenses	30,716	32,629
Of which employee-related	9,414	13,229
Of which supplier-related	13,003	12,119
Of which other1)	8,299	7,281
Deferred revenues	13,990	11,229
Derivatives with a negative value2)	739	939
Other3)	4,800	4,429

Total	56,003	58,663

1)	Major balance relates to accrued expenses for customer projects.
2)	See Note C20, “Financial risk management and financial instruments.”
3)	Includes items such as VAT and withholding tax payables and other payroll deductions, and liabilities for goods received where the related invoice has not yet been received.

C22    Trade payables

Trade payables

	2016	2015
Trade payables to associated companies and joint ventures	296	329
Trade payables, excluding associated companies and joint ventures	25,022	22,060

Total	25,318	22,389

C23    Assets pledged as collateral

Assets pledged as collateral

	2016	2015
Chattel mortgages1)	2,240	2,231
Bank deposits	344	295

Total	2,584	2,526

1)	See also Note C17, “Post-Employment benefits.”

C24    Contingent liabilities

Contingent liabilities

	2016	2015
Contingent liabilities	1,186	922

Total	1,186	922

Contingent liabilities assumed by Ericsson include guarantees of loans to other companies of SEK 24 (23) million. Ericsson has SEK 33 (32) million issued to guarantee the performance of a third-party.

All ongoing legal and tax proceedings have been evaluated, their potential economic outflows and probability estimated and necessary provisions made. In Note C2, “Critical Accounting Estimates and Judgments.” further disclosure is presented in relation to (i) key sources of estimation uncertainty and (ii) the decision made in relation to accounting policies applied.

Financial guarantees for third-parties amounted to SEK 124 (70) million as of December 31, 2016. The maturity date for the majority of the issued guarantees occurs in 2020 at the latest.

C25    Statement of cash flows

Interest paid in 2016 was SEK –1,269 million (SEK 926 million in 2015 and SEK 1,120 million in 2014) and interest received in 2016 was SEK 110 million (SEK 550 million in 2015 and SEK 1,369 million in 2014). Taxes paid, including withholding tax, were SEK 9,105 million in 2016 (SEK 7,705 million in 2015 and SEK 6,114 million in 2014).

Cash and cash equivalents include cash of SEK 25,577 (22,431) million and temporary investments of SEK 11,389 (17,793) million. For more information regarding the disposition of cash and cash equivalents and unutilized credit commitments, see Note C20, “Financial risk management and financial instruments.”

Cash and cash equivalents as of December 31, 2016, include SEK 4.2 billion (4.7) in countries where there exist significant cross-border conversion restrictions due to hard currency shortage or strict government controls. This amount is therefore not considered available for general use by the Parent Company.

Ericsson Annual Report on Form 20-F 2016

Adjustments to reconcile net income to cash

	2016	2015	2014
Property, plant and equipment
Depreciation	4,421	4,705	4,329
Impairment losses/reversals of impairments	148	–16	–13

Total	4,569	4,689	4,316
Intangible assets
Amortization
Capitalized development expenses	1,815	1,379	1,270
Intellectual Property Rights, brands and other intangible assets	2,650	4,139	4,328

Total amortization	4,465	5,518	5,598
Impairments
Capitalized development expenses	85	20	31
Intellectual Property Rights, brands and other intangible assets	—	—	—

Total	4,550	5,538	5,629

Total depreciation, amortization and impairment losses on property, plant and equipment and intangible assets	9,119	10,227	9,945
Taxes	–6,200	–2,835	–1,235
Dividends from joint ventures/associated companies1)	84	92	249
Undistributed earnings in joint ventures/associated companies1)	–26	38	56
Gains/losses on sales of investments and operations, intangible assets and PP&E, net2)	–37	–156	128
Other non-cash items3)	3,172	3,245	2,057

Total adjustments to reconcile net income to cash	6,112	10,611	11,200

1)	See Note C12, “Financial assets, non-current.”
2)	See Note C6, “Other operating income and expense.”
3)	Refers mainly to unrealized foreign exchange, gains/losses on financial instruments.

Acquisitions/divestments of subsidiaries and other operations

	Acquisitions	Divestments
2016
Cash flow from business combinations1)	–781	25
Acquisitions/divestments of other investments	–203	337

Total	–984	362
2015
Cash flow from business combinations1)	–1,867	—
Acquisitions/divestments of other investments	–334	1

Total	–2,201	1
2014
Cash flow from business combinations1)	–4,410	42
Acquisitions/divestments of other investments	–32	6

Total	–4,442	48

1)	See also Note C26, “Business combinations.”

C26    Business combinations

Acquisitions and divestments

Acquisitions

Acquisitions 2014–2016

	2016		2015	2014
Total consideration, including cash	920		2,119	4,767
Acquisition-related costs1)	4		19	50
Net assets acquired
Cash and cash equivalents	139		271	407
Property, plant and equipment	19		45	427
Intangible assets	817		445	2,540
Other assets	290		572	817
Provisions, including post-employment benefits	—		—	–288
Other liabilities	–290		–379	–1,150

Total identifiable net assets	975		954	2,753
Goodwill	–55	2)	1,165	2,014

Total	920		2,119	4,767

1)	Acquisition-related costs are included in Selling and administrative expenses in the consolidated income statement.
2)	Of which SEK 585 million was acquired goodwill and SEK –640 million refers to a reclassification when the preliminary purchase price allocations made in 2015 were finalized 2016.

In 2016, Ericsson made acquisitions with a negative cash flow effect amounting to SEK 781 (1,867) million. The acquisitions presented below are not material but the Company gives the information to provide the reader a summarized view of the content of the acquisitions made. The acquisitions consist primarily of:

•

FYI Television: On January 25, 2016, the Company acquired 100% of the shares in FYI Television, a US based premier entertainment metadata and rich media content supplier based in Grand Prairie, Texas, with approximately 150 employees. The acquisition makes it possible to combine FYI Television’s US-market expertise and reach with Ericsson’s experience in content discovery in Europe, which is a key component of Ericsson’s TV and Media strategy to improve the video experience in a multiscreen world. Balances to facilitate the Purchase price allocation are final.

•

Ericpol: On April 13, 2016, the Company acquired 100% of the shares in Ericpol a software development company in Poland within telecommunications who has been a supplier to Ericsson for over 20 years. Approximately 2,000 employees joined the Company. With the acquisition of Ericpol’s operations in Poland and Ukraine, the Company secures well integrated software development competence within radio, cloud and IP to enable business continuity. Balances to facilitate the Purchase price allocation are preliminary.

•

Nodeprime: On April 15, 2016, the Company acquired 100% of the shares in Nodeprime a US based company, with an infrastructure management platform, designed to support the command and control of the complete ecosystem of components in today’s existing datacenters. Integrated into the Ericsson Hyperscale Datacenter System 8000, this software platform enables discovery, analysis and automated configuration of existing and new datacenter hardware platforms. This allows datacenters to become hyperscale and adopt distributed infrastructure. By acquiring Nodeprime’s competence, the Company aims to reduce sourcing risk and to secure control of roadmap direction and acceleration. Balances to facilitate the Purchase price allocation are final.

Ericsson Annual Report on Form 20-F 2016

The preliminary purchase price allocations made in 2015 were finalized during 2016 with the following effects: An increase in intangible assets of SEK 585 million and a decrease in goodwill of SEK 640 million.

In order to finalize a purchase price allocation all relevant information needs to be in place. Examples of such information are final consideration and final opening balances, which may remain preliminary for a period of time due to for example adjustments of working capital, tax items or decisions from local authorities.

Divestments

Divestments 2014–2016

	2016	2015	2014
Proceeds	25	0	42
Net assets disposed of
Property, plant and equipment	36	—	—
Investments in joint ventures and associated companies	15	—	32
Other assets	5	52	46
Other liabilities	–114	–3	—

	–58	49	78
Net gains/losses from divestments	83	–49	–36
Less Cash and cash equivalents	—	—	—

Cash flow effect	25	0	42

In 2016, the Company made some minor divestments with a cash flow effect amounting to SEK 25 (0) million.

Acquisitions 2014–2016

Company	Description	Transaction date

Nodeprime	A US based software development company with an infrastructure management platform.	Apr 2016

Ericpol	A software development company in Poland within telecommunications.	Apr 2016

FYI Television	A US based premier entertainment metadata and rich media content supplier.	Jan 2016

Envivio	A US-based company with competence in software-defined and cloud-enabled architectures for video processing.	Oct 2015

ICON	A consulting and systems integration business with approximately 250 employees and consultants.	Aug 2015

Sunrise technology	A business which has a strong track record of delivering complex IT solutions to leading operators in China.	Jul 2015

Timelessmind	A Canada-based consulting and systems integration business specializing in operations and business support (OSS and/BSS).	Apr 2015

Apcera	The acquisition of a majority stake in Apcera strengthens Ericsson’s position in enterprise cloud.	Oct 2014

Fabrix	The acquisition of Fabrix Systems extends Ericsson’s overall leadership position in TV & Media.	Oct 2014

MetraTech	The acquisition of MetraTech accelerates Ericsson’s cloud and enterprise billing capabilities within BSS.	Sep 2014

Red Bee Media	A leading media services company headquartered in the UK with an extensive list of high-profile broadcast services customers.	May 2014

Azuki	A provider of TV Anywhere delivery platforms for service providers, content owners and broadcasters.	Feb 2014

Divestments 2014–2016

Company	Description	Transaction date
Birla Ericsson Optical Ltd	A divestment of the shares in the associated company.	Jul 2016

Ericsson Annual Report on Form 20-F 2016

C27    Leasing

Leasing with the Company as lessee

Assets under finance leases, recorded as property, plant and equipment, consist of:

Finance leases

	2016	2015
Cost
Real estate	—	701

	—	701
Accumulated depreciation
Real estate	—	–249

	—	–249

Net carrying value	—	452

Due to replacement of former lease contract with operating lease contract the Company has from 2016 no finance leases.

As of December 31, 2016, future minimum lease payment obligations were distributed as follows:

Future minimum lease payment obligations

	Finance leases	Operating leases
2017	—	3,120
2018	—	2,745
2019	—	1,985
2020	—	1,575
2021	—	1,717
2022 and later	—	5,493

Total	—	16,635
Future finance charges	—	n/a

Present value of finance lease liabilities	—	n/a

Expenses in 2016 for leasing of assets were SEK 3,710 (3,449) million, of which variable expenses comprised SEK 217 (35) million. The leasing contracts vary in length from 1 to 15 years.

The Company’s lease agreements normally do not include any contingent rents. In the few cases they occur, they relate to charges for heating linked to the oil price index. Most of the leases of real estate contain terms of renewal, giving the Company the right to prolong the agreement in question for a predefined period of time.

Leases with the Company as lessor

Leasing income relates to subleasing of real estate as well as equipment provided to customers under leasing arrangements. These leasing contracts vary in length from 1 to 16 years.

At December 31, 2016, future minimum payment receivables were distributed as follows:

Future minimum payment receivables

	Finance leases	Operating leases
2017	—	40
2018	—	21
2019	—	10
2020	—	7
2021	—	7
2022 and later	—	8

Total	—	93

Leasing income in 2016 was SEK 47 (73) million.

Ericsson Annual Report on Form 20-F 2016

C28    Information regarding members of the Board of Directors, the Group management and employees

Remuneration to the Board of Directors

Remuneration to members of the Board of Directors

SEK	Board fees	Number of synthetic shares/ portion of Board fee	Value at grant date of synthetic shares allocated in 2016 A	Number of previously allocated synthetic shares outstanding		Net change in value of synthetic shares1) B		Committee fees	Total fees paid in cash2) C		Total remuneration 2016 (A+B+C)
Board member
Leif Johansson	4,075,000	0/0%	—	—		—		400,000	4,475,000	4)	4,475,000
Helena Stjernholm	990,000	11,093/75%	742,454	—		–148,979	1)	175,000	422,500		1,015,975
Jacob Wallenberg	990,000	7,395/50%	494,947	17,791		–444,785	1)	175,000	670,000	5)	720,162
Nora Denzel	990,000	0/0%	—	5,489		–127,656	1)	250,000	1,240,000		1,112,344
Börje Ekholm3)	742,500	8,319/75%	556,790	35,360		–791,841	1)	131,250	316,875		81,824
Ulf J. Johansson	990,000	0/0%	—	—		—		350,000	1,340,000	6)	1,340,000
Kristin Skogen Lund	990,000	3,697/25%	247,440	8,293		–229,741	1)	250,000	992,500		1,010,199
Kristin S. Rinne	990,000	7,395/50%	494,947	—		–99,315	1)	—	495,000		890,632
Sukhinder Singh Cassidy	990,000	3,697/25%	247,440	2,513		–112,727	1)	175,000	917,500		1,052,213
Employee Representatives
Pehr Claesson	39,000	—	—	—		—		—	39,000		39,000
Mikael Lännqvist	31,500	—	—	—		—		—	31,500		31,500
Karin Åberg	30,000	—	—	—		—		—	30,000		30,000
Zlatko Hadzic (deputy)	18,000	—	—	—		—		—	18,000		18,000
Kjell-Åke Soting (deputy)	19,500	—	—	—		—		—	19,500		19,500
Roger Svensson (deputy)	19,500	—	—	—		—		—	19,500		19,500

Total	11,905,000	41,596	2,784,018	69,446		–1,955,044		1,906,250	11,026,875		11,855,849	7)

Total	11,905,000	41,596	2,784,018	96,508	8)	–2,422,266	8)9)	1,906,250	11,026,875		11,388,627	7)

1)	The difference in value as of the time for payment, compared to December 31, 2015, for synthetic shares allocated in 2011 (for which payment was made in 2016).

The difference in value as of December 31, 2016, compared to December 31, 2015, for synthetic shares allocated in 2012, 2013, 2014 and 2015. Calculated on a share price of SEK 53.50.

The difference in value as of December 31, 2016, compared to grant date for synthetic shares allocated in 2016.

The value of synthetic shares allocated in 2012, 2013, 2014 and 2015 includes respectively SEK 2.75, SEK 3.00, SEK 3.40 and SEK 3.70 per share in compensation for dividends resolved by the Annual General Meetings 2013, 2014, 2015 and 2016 and the value of the synthetic shares allocated in 2011 includes dividend compensation for dividends resolved in 2012, 2013, 2014 and 2015.

2)	Committee fee and cash portion of the Board fee.
3)	The Board remuneration resolved by the annual general meeting of shareholders is only for non-employee Board members. Since Börje Ekholm is employed by the Company as President and CEO since January 16, 2017, his shareholder resolved remuneration has been adjusted accordingly.
4)	In addition, an amount corresponding to statutory social charges in respect of the part of the fee that has been invoiced from a business was paid, amounting to SEK 1,406,045.
5)	In addition, an amount corresponding to statutory social charges in respect of the part of the fee that has been invoiced from a business was paid, amounting to SEK 210,514.
6)	In addition, an amount corresponding to statutory social charges in respect of the part of the fee that has been invoiced from a business was paid, amounting to SEK 219,224.
7)	Excluding social security charges and amounts invoiced through a business corresponding to such social security charges in to the amount of SEK 2,248,324.
8)	Including synthetic shares previously allocated to the former Directors Roxanne S. Austin and Alexander Izosimov.
9)	Including synthetic shares previously allocated to the former Director Nancy McKinstry and Sir Peter L. Bonfield. For these synthetic shares, the net change in value corresponds to the difference in value as of the time for payment compared to December 31, 2015.

Comments to the table

•	The Chairman of the Board was entitled to a Board fee of SEK 4,075,000 and a fee of SEK 200,000 for each Board Committee on which he served as Chairman.

•

The other Directors elected by the Annual General Meeting were entitled to a fee of SEK 990,000 each. In addition, the Chairman of the Audit Committee was entitled to a fee of SEK 350,000 and the other non-employee members of the Audit Committee were entitled to a fee of SEK 250,000 each. The Chairmen of the Finance and Remuneration Committees were entitled to a fee of SEK 200,000 each and the other non-employee members of the Finance and the Remuneration Committees were entitled to a fee of SEK 175,000 each.

•

Members of the Board, who are not employees of the Company, have not received any remuneration other than the fees and synthetic shares as above. None of the Directors have entered into a service contract with the Parent Company or any of its subsidiaries, providing for termination benefits.

•

Members and deputy members of the Board who are Ericsson employees received no remuneration or benefits other than their entitlements as employees and a fee to the employee representatives and their deputies of SEK 1,500 per attended Board meeting, and Committee meeting.

•

Board members invoicing for the amount of the Board and Committee fee from a business may add to the invoice an amount corresponding to social charges. The social charges thus included in the invoiced amount are not higher than the general payroll tax that would otherwise have been paid by the Company. The entire amount, i.e., the cash portion of the Board fee and the Committee fee, including social charges, constitutes the invoiced Board fee.

•

The Annual General Meeting 2016 resolved that non-employee Directors may choose to receive the Board fee (i.e., exclusive of Committee fee) as follows: i) 25% of the Board fee in cash and 75% in the form of synthetic shares, with a value corresponding to 75% of the Board fee at the time of allocation, ii) 50% in cash and 50% in the form of synthetic shares, or iii) 75% in cash and 25% in the form of synthetic shares. Directors may also choose not to participate in the synthetic share program and receive 100% of the Board fee in cash. Committee fees are always paid in cash.

The number of synthetic shares allocated is based on a volume-weighted average of the market price of Ericsson Class B shares on Nasdaq Stockholm during the five trading days immediately following the publication of Ericsson’s interim report for the first quarter 2016; SEK 66.93. The number of synthetic shares is rounded down to the nearest whole number of shares.

The synthetic shares are vested during the Directors’ term of office and the right to receive payment with regard to the allocated synthetic shares occurs after the publication of the Company’s year-end financial statement during the fifth year following the Annual General Meeting which

Ericsson Annual Report on Form 20-F 2016

resolved on the synthetic share program, i.e., in 2021. The amount payable shall be determined based on the volume-weighted average price for shares of Class B during the five trading days immediately following the publication of the year-end financial statement.

Synthetic shares were allocated to members of the Board for the first time in 2008 and have been allocated annually since then on equal terms and conditions. Payment based on synthetic shares allocated in 2011 occurred in 2016 and, in accordance with the terms and conditions for the synthetic share advance payment was then also made to the former Director Sir Peter L. Bonfield. The amounts paid in 2016 under the synthetic share programs were determined based on the volume-weighed average price for shares of Class B on Nasdaq Stockholm during the five trading days immediately following the publication of the year-end financial statements for 2015: SEK 74.68 and totalled SEK 2,245,951 excluding social security charges. The payments made do not constitute a cost for the Company in 2016. The Company’s costs for the synthetic shares have been disclosed each year and the net change in value of the synthetic shares for which payment was made in 2016, is disclosed in the table “Remuneration to members of the Board of Directors” on page 84.

The value of all outstanding synthetic shares fluctuates in line with the market value of Ericsson’s Class B share and may differ from year to year compared to the original value on their respective grant dates. The change in value of the outstanding synthetic shares is established each year and affects the total recognized costs that year. As of December 31, 2016, the total outstanding number of synthetic shares under the programs is 138,105 and the total accounted debt is SEK 8,207,895 (including synthetic shares previously allocated to the former Directors Roxanne S. Austin and Alexander Izosimov).

Remuneration to the Group management

The Company’s costs for remuneration to the Group management are the costs recognized in the Income statement during the fiscal year. These costs are disclosed under “Remuneration costs” below.

Costs recognized during a fiscal year in the Income statement are not fully paid by the Company at the end of the fiscal year. The unpaid amounts that the Company has in relation to the Group management are disclosed under “Outstanding balances.”

Remuneration costs

The total remuneration to the President and CEO and to other members of the Group management, consisting of the Executive Leadership Team (ELT), includes fixed salary, short- and long-term variable compensation, pension and other benefits. These remuneration elements are based on the guidelines for remuneration to Group management as approved by the Annual General Meeting held in 2016: see the approved guidelines in section “Guidelines for remuneration to Group management 2016.”

Remuneration costs for the President and CEO and other members of Executive Leadership Team (ELT)

SEK	President and CEO1) 2016		President and CEO2) 2016	Total: President and CEO 2016	President and CEO 2015	Other members of ELT 2016	Other members of ELT 2015	Total 2016	Total 2015
Salary	40,069,722	3)	5,812,635	45,882,357	14,165,287	119,501,092	98,777,226	165,383,449	112,942,513
Cost for annual variable remuneration earned in the year to be paid the year after	—		—	—	16,173,429	6,230,285	45,485,406	6,230,285	61,658,835
Long-term variable compensation provision	8,240,244		486,839	8,727,083	7,183,919	9,278,252	8,671,955	18,005,336	15,855,873
Pension costs	10,350,001		1,604,757	11,954,758	9,452,006	29,387,498	24,608,406	41,342,256	34,060,412
Other benefits	44,080		25,912	69,992	75,630	12,604,635	8,247,554	12,674,627	8,323,184
Social charges and taxes	17,864,315		2,376,750	20,241,066	14,106,432	29,147,247	23,515,519	49,388,312	37,621,951

Total	76,568,362		10,306,894	86,875,256	61,156,702	206,149,008	209,306,065	293,024,265	270,462,767

1)	Hans Vestberg served as President and CEO until July 25, 2016 and left Ericsson as of January 25, 2017. Remuneration costs shown for Hans Vestberg includes this full period.
2)	Jan Frykhammar served as President and CEO from July 25, 2016 to January 16, 2017. Remuneration costs shown for Jan Frykhammar includes the period from July 25, 2016 to December 31, 2016 (costs for the rest of the year is included in “Other members of ELT 2016”).
3)	Includes severance pay and compensation for unused vacation.

Comments to the table

•	Hans Vestberg was President and CEO of Ericsson until July 25, 2016, and Jan Frykhammar was appointed President and CEO from July 25, 2016.

•

During 2016, there were two Executive Vice Presidents who have been appointed by the Board of Directors, none of which acted as deputy to the President and CEO during the year. Executive Vice Presidents are included in the group “Other members of ELT”.

•

The group “Other members of ELT” comprises the following persons: Per Borgklint, Bina Chaurasia (left ELT effective November 15 and Ericsson December 31, 2016), Ulf Ewaldsson, Jan Frykhammar, Nina Macpherson, Magnus Mandersson, Helena Norrman, Mats H. Olsson (left ELT effective May 18 and Ericsson November 18, 2016), Rima Qureshi, Angel Ruiz (left ELT effective June 30, 2016), Anders Thulin (left ELT and Ericsson June 30, 2016), and Jan Wäreby (left ELT effective June 30 and Ericsson November 30, 2016). In addition, Arun Bansal, Niklas Heuveldop, Chris Houghton, Fredrik Jejdling, Anders Lindblad, Jean-Philippe Poirault, Charlotta Sund and Elaine Weidman- Grunewald all joined ELT on July 1, 2016. Carl Mellander joined ELT on July 25, 2016 and MajBritt Arfert joined ELT on November 15, 2016.

•

The salary stated in the table for the President and CEO and other members of the ELT includes vacation pay paid during 2016 as well as other contracted compensation expensed in 2016. During 2016, a decision was taken by the Remuneration Committee to pay out saved vacation balances. These payments are included in salaries stated above.

•

The remuneration costs for 2016 includes termination provisions, including estimates of future severance pay and compensation for unused vacation, in respect of individuals who left Ericsson during 2016. For the former President and CEO, Hans Vestberg, the contractual severance pay amounted to 18 months’ salary (SEK 21,206,863 excluding social charges and taxes).

•	“Long-term variable compensation provision” refers to the compensation costs during 2016 for all outstanding share-based plans.

•

For the former President and CEO, Hans Vestberg, and other members of the ELT employed in Sweden before 2011, a supplementary plan is applied in addition to the occupational pension plan for salaried staff on the Swedish labor market (ITP) with pension payable from the age of 60 years. These pension plans are not conditional upon future employment at Ericsson.

Outstanding balances

The Company has recognized the following liabilities relating to unpaid remunerations in the Balance sheet:

•

Ericsson’s commitments for defined benefit based pensions as of December 31, 2016 under IAS 19 amounted to SEK 13,949,474 for the President and CEO which includes disability and survivor’s pension. For other members of the ELT the Company’s commitments amounted to SEK 44,800,609 of which SEK 38,333,332 refers to the ITP and early retirement and the remaining SEK 6,467,277 to disability and survivor’s pensions.

•	For previous Presidents and CEOs, the Company has made provisions for defined benefit pension plans in connection with their active service periods within the Company.

•	Deferred salary, earned in 2016 or earlier, to be paid 12 months after period end or later, amounts to SEK 9,665,780.

Ericsson Annual Report on Form 20-F 2016

Maximum outstanding matching rights

As of December 31, 2016 Number of Class B shares	The President and CEO	Other members of the ELT
Stock Purchase Plans 2013–2016 Executive Performance Stock Plans 2013–2016	84,871	388,296

Comments to the table

•	For the definition of matching rights, see the description in section “Long-term variable compensation”.

•	Matching result of 39.7% is included for the 2013 plan.

•	Cash conversion targets for 2014, 2015 and 2016 were reached.

•	During 2016, the two serving Presidents and CEOs received 90,086 matching shares and other members of the ELT received 122,648 matching shares.

Option agreements

Prior to taking office as President and CEO of Ericsson, Board member Börje Ekholm entered into an option agreement with Investor AB and AB Industrivärden, shareholders of Ericsson. Each of these two shareholders has issued 1,000,000 call options to Börje Ekholm on market terms (valuation conducted, using the Black & Scholes model, by an independent third party). Under the agreements, Börje Ekholm has purchased in total 2,000,000 call options, issued by the shareholders, for a purchase price of SEK 0.49 per call option. Each call option entitles the purchase of one Ericsson B share from the shareholders at a strike price of SEK 80 per share during one year after a seven-year period. Since the President and CEO has the power to influence the dividend paid by the Company, a potential conflict of interest exists. The option agreements therefore contain a strike price recalculation mechanism which is intended to make the options payoff neutral regardless of what the actual dividends are. Due to the fact that the call options were purchased on market terms as described above, no compensation expense has been recognized by the Company and will not be recognized during the remaining part of the seven-year period.

Guidelines for remuneration to Group management 2016

For Group management consisting of the Executive Leadership Team, including the President and CEO, total remuneration consists of fixed salary, short- and long-term variable compensation, pension and other benefits.

The following guidelines apply to the remuneration of the Executive Leadership Team:

•

Variable compensation is in cash and stock-based programs awarded against specific business targets derived from the long-term business plan approved by the Board of Directors. Targets may include financial targets at either Group or unit level, operational targets, employee engagement targets or customer satisfaction targets.

•	All benefits, including pension benefits, follow the competitive practice in the home country taking total compensation into account.

•

By way of exception, additional arrangements can be made when deemed necessary. An additional arrangement can be renewed but each such arrangement shall be limited in time and shall not exceed a period of 36 months and twice the remuneration that the individual would have received had no additional arrangement been made.

•

The mutual notice period may be no more than six months. Upon termination of employment by the Company, severance pay amounting to a maximum of 18 months fixed salary is paid. Notice of termination given by the employee due to significant structural changes, or other events that in a determining manner affect the content of work or the condition for the position, is equated with notice of termination served by the Company.

Long-Term Variable compensation

The Stock Purchase Plan

The Stock Purchase Plan has been designed to offer an incentive for all employees to participate in the Company where practicable. For the 2016 plan, employees are able to save up to 7.5% of their gross fixed salary (The former President and CEO, Hans Vestberg, could save up to 10% of gross fixed salary and short-term variable remuneration) for purchase of Class B contribution shares at market price on Nasdaq Stockholm or American Depositary Shares (ADSs) on NASDAQ New York (contribution shares) during a twelve-month period (contribution period). If the contribution shares are retained by the employee for three years after the investment and their employment with the Ericsson Group continues during that time, then the employee’s shares will be matched with a corresponding number of Class B shares or ADSs free of consideration. Employees in 100 countries participate in the plans.

The table below shows the contribution periods and participation details for ongoing plans as of December 31, 2016.

Stock Purchase Plans

Plan	Contribution period	Number of participants at launch	Take-up rate –percent of eligible employees
Stock Purchase plan 2013	August 2013–July 2014	29,000	29%
Stock Purchase plan 2014	August 2014–July 2015	32,000	30%
Stock Purchase plan 2015	August 2015–July 2016	33,800	31%
Stock Purchase plan 2016	August 2016–July 2017	31,500	29%

Participants save each month, beginning with the August payroll, towards quarterly investments. These investments (in November, February, May and August) are matched on the third anniversary of each such investment, subject to continued employment, and hence the matching spans over two financial years and two tax years.

No Stock Purchase Plan is being proposed for 2017.

The Key Contributor Retention Plan

The Key Contributor Retention Plan is part of Ericsson’s talent management strategy and is designed to give recognition for performance, critical skills and potential as well as to encourage retention of key employees. Under the program, up to 10% of employees (2016 plan: 10,742 employees nominated) are selected through a nomination process that identifies individuals according to performance, critical skills and potential. Participants selected obtain one extra matching share in addition to the ordinary one matching share for each contribution share purchased under the Stock Purchase Plan during a twelve-month period.

Since no Stock Purchase Plan will be proposed for 2017, alternative arrangements will be developed to replace the Key Contributor Plan.

Ericsson Annual Report on Form 20-F 2016

Executive Performance Stock Plan targets

	Base year value SEK billion	Year 1		Year 2		Year 3
2016
Growth (Net sales growth)	246.9		Compound annual growth rate of 2–6%
Margin (Operating income growth)1)	24.8		Compound annual growth rate of 5–15%
Cash Flow (Cash conversion)	—	≥	70%	≥	70%	≥	70%
2015
Growth (Net sales growth)	228.0		Compound annual growth rate of 2–6%
Margin (Operating income growth)1)	16.8		Compound annual growth rate of 5–15%
Cash Flow (Cash conversion)	—	≥	70%	≥	70%	≥	70%
2014
Growth (Net sales growth)2)	225.3		Compound annual growth rate of 2–8%
Margin (Operating income growth)2)	15.7		Compound annual growth rate of 5–15%
Cash Flow (Cash conversion)	—	≥	70%	≥	70%	≥	70%

1)	Excluding extraordinary restructuring charges.
2)	Base year 2013 has been adjusted for the impact of the Samsung IPR agreement.

The Executive Performance Stock Plan

The Executive Performance Stock Plan has been designed to focus management on driving earnings and provide competitive remuneration. Senior managers, including ELT, were selected to obtain up to four or six extra shares (performance matching shares) in addition to the ordinary one matching share for each contribution share purchased under the Stock Purchase Plan. Up to 0.5% of employees (2016 plan: 509 executives) are offered participation in the plan. The former President and CEO, Hans Vestberg, could save up to 10% of gross fixed salary and short-term variable compensation, and could obtain up to nine performance-matching shares in addition to the Stock Purchase Plan matching share for each contribution share. The performance targets are linked to growth of Net Sales, Operating Income and Cash Conversion.

The table “Executive Performance Stock Plan targets” show ongoing Executive Performance Stock Plans as of December 31, 2016.

Since no Stock Purchase Plan will be proposed for 2017, alternative arrangements will be developed to replace the Executive Performance Stock Plan. For the Global Leadership Team, a share-based arrangement is proposed for approval by the 2017 Annual General Meeting of shareholders.

Shares for all plans

		Stock Purchase Plan, Key Contributor Retention Plan and Executive Performance Stock Plans
Plan (million shares)		2016		2015		2014		2013		2012		Total
Originally designated	A	21.6		23.5		22.8		26.6		26.2		120.7
Outstanding beginning of 2016	B	—		4.4		13.5		11.5		6.6		36.0
Awarded during 2016	C	7.6		16.1		—		—		—		23.7
Exercised/matched during 2016	D	—		1.0		1.0		3.0		6.5		11.5
Forfeited/expired during 2016	E	0.1		0.8		0.7		1.5		0.1		3.2
Outstanding end of 20161)	F=B+C–D–E	7.5		18.7		11.8		7.0		—		45.0
Compensation costs charged during 2016 (SEK million)3)	G	11.7	2)	288.3	2)	348.5	2)	250.1	2)	58.1	2)	956.7

1)	Shares under the Executive Performance Stock Plans were based on the fact that the 2012 plan came out at 33%, in casu 67% lapsed and that the 2013 plan vested for 39.7% and lapsed for 60.3%. For the other ongoing plans, cost is estimated.
2)	Fair value is calculated as the share price on the investment date, reduced by the net present value of the dividend expectations during the three-year vesting period. Net present value calculations are based on data from external party. For shares under the Executive Performance Stock Plans, the company makes a forecast for the fulfillment of the financial targets for all ongoing plans except for 2012 and 2013 plans as disclosed under 1) when calculating the compensation cost. Fair value of the Class B share at each investment date during 2016 was: February 15 SEK 63.62, May 15 SEK 50.52, August 15 SEK 50.39 and November 15 SEK 38.83.
3)	Total compensation costs charged during 2015: SEK 865 million, 2014: SEK 717 million.

Shares for all plans

All plans are funded with treasury stock and are equity settled. Treasury stock for all plans has been issued in directed cash issues of Class C shares at the quotient value and purchased under a public offering at the subscription price plus a premium corresponding to the subscribers’ financing costs, and then converted to Class B shares.

For all plans, additional shares have been allocated for financing of social security expenses. Treasury stock is sold on the Nasdaq Stockholm to cover social security payments when arising due to matching of shares. During 2016, 1,706,600 shares were sold at an average price of SEK 61.31. Sales of shares are recognized directly in equity.

If, as of December 31, 2016, all shares allocated for future matching under the Stock Purchase Plan were transferred, and shares designated to cover social security payments were disposed of as a result of the exercise and the matching, approximately 64 million Class B shares would be transferred, corresponding to 2.0% of the total number of shares outstanding, or 3,269 million not including treasury stock. As of December 31, 2016, 62 million Class B shares were held as treasury stock.

The table above shows how shares (representing matching rights but excluding shares for social security expenses) are being used for all outstanding plans. From up to down the table includes (A) the number of shares originally approved by the Annual General Meeting; (B) the number of originally designated shares that were outstanding at the beginning of 2016; (C) the number of shares awarded during 2016; (D) the number of shares matched during 2016; (E) the number of shares forfeited by participants or expired under the plan rules during 2016; and (F) the balance left as outstanding at the end of 2016, having added new awards to the shares outstanding at the beginning of the year and deducted the shares related to awards matched, forfeited and expired. The final row (G) shows the compensation costs charged to the accounts during 2016 for each plan, calculated as fair value in SEK.

For a description of compensation cost, including accounting treatment, see Note C1, “Significant accounting policies,” section Share-based compensation to employees and the Board of Directors.

Ericsson Annual Report on Form 20-F 2016

Employee numbers, wages and salaries

Employee numbers

Average number of employees

	2016			2015
	Women	Men	Total	Women	Men	Total
North America	2,862	10,667	13,529	3,117	11,912	15,029
Latin America	2,343	8,672	11,015	2,583	9,812	12,395
Northern Europe & Central Asia1) 2)	5,070	14,941	20,011	5,256	15,549	20,805
Western & Central Europe2)	2,502	11,312	13,814	2,399	10,144	12,543
Mediterranean2)	3,035	9,718	12,753	3,122	10,023	13,145
Middle East	374	2,775	3,149	513	3,215	3,728
Sub-Saharan Africa	369	1,795	2,164	520	1,997	2,517
India	4,396	17,983	22,379	3,967	17,865	21,832
North East Asia	4,297	9,186	13,483	4,178	9,446	13,624
South East Asia & Oceania	1,688	2,431	4,119	1,200	2,900	4,100

Total	26,936	89,480	116,416	26,854	92,864	119,718
1) Of which in Sweden	3,650	12,359	16,009	4,002	13,106	17,108
2) Of which in EU	10,056	33,852	43,907	10,052	33,908	43,960

Number of employees by region at year-end

	2016	2015
North America	11,547	14,548
Latin America	9,513	10,412
Northern Europe & Central Asia1) 2)	19,136	20,700
Western & Central Europe2)	13,646	12,220
Mediterranean2)	12,578	12,702
Middle East	3,346	3,639
Sub-Saharan Africa	2,086	2,301
India	22,552	21,999
North East Asia	13,042	13,706
South East Asia & Oceania	4,018	4,054

Total	111,464	116,281
1) Of which in Sweden	15,303	17,041
2) Of which in EU	42,625	43,117

Number of employees by gender and age at year-end 2016

	Women	Men	Percent of total
Under 25 years old	2,037	2,767	4%
25–35 years old	10,562	32,120	38%
36–45 years old	7,036	27,594	31%
46–55 years old	4,375	17,817	20%
Over 55 years old	1,539	5,617	7%

Percent of total	23%	77%	100%

Employee movements

	2016	2015
Headcount at year-end	111,464	116,281
Employees who have left the Company	19,865	16,610
Employees who have joined the Company	15,048	14,836
Temporary employees	1,148	1,413

Employee wages and salaries

Wages and salaries and social security expenses

(SEK million)	2016	2015
Wages and salaries	60,064	60,805
Social security expenses	17,710	19,249
Of which pension costs	5,254	5,793

Amounts related to the President and CEO and the Executive Leadership Team are included in the table above.

Remuneration to Board members and Presidents in subsidiaries

(SEK million)	2016	2015
Salary and other remuneration	462	368
Of which annual variable remuneration	106	56
Pension costs	38	47

Board members, Presidents and Group management by gender at year end

	2016		2015
	Women	Men	Women	Men
Parent Company
Board members and President	46%	54%	36%	64%
Group Management	35%	65%	31%	69%
Subsidiaries
Board members and Presidents	19%	81%	13%	87%

Ericsson Annual Report on Form 20-F 2016

C29    Related party transactions

During 2016, various minor related party transactions were executed pursuant to contracts based on terms customary in the industry and negotiated on an arm’s length basis. For information regarding equity and Ericsson’s share of assets, liabilities and income in joint ventures and associated companies, see Note C12, “Financial assets, non-current. ” For information regarding transactions with the Board of Directors and Group management, see Note C28, “Information regarding members of the Board of Directors, the Group management and employees.”

For information about the Company’s pension trusts, see Note C17, ”Post-employment benefits.”

C30    Fees to Auditors

Fees to auditors

	PwC	Others	Total
2016
Audit fees	90	3	93
Audit-related fees	10	—	10
Tax fees	10	8	18
Other fees	16	11	27

Total	126	22	148
2015
Audit fees	91	2	93
Audit-related fees	11	—	11
Tax fees	19	13	32
Other fees	8	—	8

Total	129	15	144
2014
Audit fees	83	7	90
Audit-related fees	11	0	11
Tax fees	15	4	19
Other fees	18	1	19

Total	127	12	139

During the period 2014–2016, in addition to audit services, PwC provided certain audit-related services, tax and other services to the Company. The audit-related services include quarterly reviews, ISO audits, SSAE 16 reviews and services in connection with the issuing of certificates and opinions and consultation on financial accounting. The tax services include general expatriate services and corporate tax compliance work. Other services include, work related to acquisitions and operational effectiveness.

Audit fees to other auditors largely consist of local statutory audits.

C31    Contractual obligations

Contractual obligations 2016

	Payment due by period
SEK billion	<1 year	1–3 years	3–5 years	>5 years	Total
Current and Non-current debt1) 2)	8.0	1.0	8.8	9.4	27.2
Finance lease obligations3)	—	—	—	—	—
Operating leases3)	3.1	4.7	3.3	5.5	16.6
Other non-current liabilities	—	0.2	—	2.4	2.6
Purchase obligations4)	5.3	0.5	1.2	—	7.0
Trade payables	25.3	—	—	—	25.3
Commitments for customer finance5)	13.1	—	—	—	13.1

Total	54.8	6.4	13.3	17.3	91.8

1)	Including interest payments.
2)	See also Note C19, “Interest-bearing liabilities.”
3)	See also Note C27, “Leasing.”
4)	The amounts of purchase obligations are gross, before deduction of any related provisions.
5)	See also Note C14, “Trade receivables and customer finance.”

For information about financial guarantees, see Note C24, “Contingent liabilities.”

Except for those transactions described in this report, the Company has not been a party to any material contracts over the past three years other than those entered into during the ordinary course of business.

C32    Events after the reporting period

New segment structure from January 1, 2017

From January 1, 2017, financial reporting is done according to the new structure, i.e., by the new segments Networks, IT & Cloud and Media.

Börje Ekholm takes office as CEO and President

Börje Ekholm takes office as CEO and President. On January 16, 2017, Ericsson announced that in connection with Börje Ekholm assuming the position as President and CEO of Ericsson, Jan Frykhammar, who has temporarily held the position as President and CEO, remains a member of the Executive Leadership Team and is appointed Executive Vice President and advisor to the CEO. Jan Frykhammar will support Börje Ekholm during a transition period and will focus on corporate governance and efficiency.

Magnus Mandersson remains Executive Vice President, advisor to the CEO, focusing on customer relationships, and a member of the Executive Leadership Team. Magnus Mandersson also remains Chairperson of four out of Ericsson’s ten regions.

Carl Mellander remains acting Chief Financial Officer and a member of the Executive Leadership Team.

Ericsson Annual Report on Form 20-F 2016

Ericsson issues two bonds of EUR 500 million each, maturing in 2021 and 2024, on February 24, 2017

Ericsson has successfully placed one Euro denominated 500 million four year bond with a fixed coupon rate of 0.875% and one Euro denominated 500 million seven year bond with a fixed coupon rate of 1.875% per year.

The bonds were issued under Ericsson’s Euro Medium Term Note Program (EMTN).

Joint bookrunners were Citi, Credit Agricole CIB and SEB and co-managers were Nordea, Standard Chartered and Swedbank.

The proceeds will be used to refinance debt maturing in 2017 and for general corporate purposes.

Ericsson presented focused business strategy

On March 28, 2017, Ericsson presented a focused business strategy to revitalize technology and market leadership, improve group profitability and enable customer success. The company announced that it will reallocate resources and increase investments in the following core portfolio areas: networks, digital services (OSS, BSS and telecom core) and Internet of Things (IoT).

In addition, the company will implement a refocused strategy for Managed Services to improve profitability and also explore strategic opportunities for the Media and Cloud infrastructure hardware businesses. When announced, the refocused strategy was estimated to have the following financial consequences in the short term: write down of assets to be made in Q1, 2017, with an estimated impact on operating income of SEK 3-4 b, restructuring charges estimated to approximately SEK 6-8 b. for 2017, of which approximately SEK 2 b. in Q1. The actual result reported in Q1 2017 was in line with the estimates: write down of assets were SEK 3.3 b., restructuring charges in Q1 2017 were SEK 1.7 b.

Separately, but in the same announcement, the company announced that it would make provisions of an estimated SEK 7-9 b. in Q1, triggered by recent negative developments related to certain large customer projects. The actual result recognized in Q1 2017 was SEK 8.4 b. and in line with the estimate.

In March, 2017, the Company made a restructuring provision of SEK 0.9 billion related to the reduction of operations in Borås and Kumla in Sweden. This was recognized in the first quarter of 2017.

Ericsson Simplifies Organization and Names Executive Team

In line with the business strategy announced on March 28, 2017, Ericsson has simplified its organizational structure by removing the two-tiered leadership structure, Executive Leadership Team and Global Leadership Team, and forming a single Executive Team. In addition, the geographical setup with ten regions has become five market areas, and the business areas were re-defined and reduced to three. The new Executive Team roles and the new organization took effect April 1, 2017.

The following Business Area and Market Area structure has been applied to Ericsson as of April 1, 2017:

•	Business Area Networks; Business Area Digital Services; Business Area Managed Services

•	Market Area North America; Market Area Europe & Latin America; Market Area Middle East & Africa; Market Area North East Asia; Market Area South East Asia, Oceania & India

Effective April 1, 2017, Ericsson’s Executive Team members are:

President and CEO – Börje Ekholm

Business Area Networks – Fredrik Jejdling, Senior Vice President, previously head of Business Unit Network Services

Business Area Managed Services – Peter Laurin, Senior Vice President, previously head of Region Northern Europe and Central Asia

Business Area Digital Services – Ulf Ewaldsson, Senior Vice President, previously head of Group Function Strategy & Technology

Market Area North America – Rima Qureshi, Senior Vice President, previously head of Region North America

Market Area Europe & Latin America – Arun Bansal, Senior Vice President, previously head of Business Unit Network Products

Market Area Middle East & Africa – Rafiah Ibrahim, Senior Vice President, previously head of Region Middle East

Market Area North East Asia – Chris Houghton, Senior Vice President, previously head of Region North East Asia

South East Asia, Oceania & India – Nunzio Mirtillo, Senior Vice President, previously head of Region Mediterranean

Technology & Emerging Business – Niklas Heuveldop, Senior Vice President, previously head of Group Function Sales

Finance & Common Functions – Carl Mellander, Senior Vice President, previously acting Head of Group Function Finance & Common Functions

Human Resources – MajBritt Arfert, Senior Vice President, previously acting Head of Group Function Human Resources

Marketing & Communications – Helena Norrman, Senior Vice President, previously in the same role

Sustainability & Corporate Responsibility – Elaine Weidman Grunewald, Senior Vice President, previously in the same role

Legal Affairs – Nina Macpherson, Senior Vice President, previously in the same role

Advisor to the CEO – Jan Frykhammar, Executive Vice President¸ previously in the same role

Advisor to the CEO – Magnus Mandersson, Executive Vice President, previously in the same role

Per Borgklint, Anders Lindblad, Jean-Philippe Poirault and Charlotta Sund left the Executive Leadership Team effective April 1, 2017.

Changes resolved in connection with the Annual General Meeting of shareholders (AGM) held on March 29, 2017

Decisions at the AGM 2017 included:

•	Payment of a dividend of SEK 1 per share

•	Re-election of Leif Johansson as Chairman of the Board of Directors

•	Re-election of other members of the Board of Directors: Nora Denzel, Börje Ekholm, Kristin Skogen Lund, Kristin S. Rinne, Sukhinder Singh Cassidy, Helena Sjernholm and Jacob Wallenberg

•	Election of new Board members: Jon Fredrik Baksaas, Jan Carlson and Eric A. Elzvik

•	Approval of Board of Directors’ fees:

•	Chairman: SEK 4,075,000 (unchanged)

•	Other non-employee Board members: SEK 990,000 each (unchanged)

•	Chairman of the Audit Committee: SEK 350,000 (unchanged)

•	Other non-employee members of the Audit Committee: SEK 250,000 each (unchanged)

•	Chairmen of the Finance and Remuneration Committees: SEK 200,000 each (unchanged)

•	Other non-employee members of the Finance and Remuneration Committees: SEK 175,000 each (unchanged)

•	Chairman of the newly-established Technology and Science Committee: SEK 200,000

•	Other non-employee members of the newly-established Technology and Science Committee: SEK 175,000 each

•	Approval for part of the Directors’ fees to be paid in the form of synthetic shares

•	Approval of Guidelines for remuneration to Group Management

•

Implementation of a Long-Term Variable Compensation Program 2017 for the members of the Global Leaderhisp Team, including a share issue of and authorization to the Board to buy back 3,000,000 shares for the program.

Ericsson Annual Report on Form 20-F 2016

Information on new Board members

Jon Fredrik Baksaas

Born 1954. Master of Science in Economics, NHH Norwegian School of Economics & Business Administration, Norway.

Board member: Svenska Handelsbanken AB.

Holdings in Ericsson: None.*

Principal work experience and other information: President and CEO of Telenor (2002-2015). Previous positions within the Telenor Group since 1989, including deputy CEO, Chief Financial Officer and CEO of TBK AS. Previous positions include CFO of Aker AS, finance director of Stolt Nielsen Seaway AS and controller at Det Norske Veritas, Norway and Japan. Member of the GSMA Board (2008-2016) and Chairman of the GSMA Board (2014-2016).

Jan Carlson

Born 1960. Master of Science degree in Engineering Physics and Electrical Engineering, the University of Linköping, Sweden.

Board Chairman: Autoliv Inc.

Board member: BorgWarner Inc., Teknikföretagen, The Confederation of Swedish Enterprise and Trelleborg AB.

Holdings in Ericsson: 7,900 Class B Shares.*

Principal work experience and other information: President and CEO of Autoliv Inc. since 2007 and Chairman of Autoliv Inc. since 2014. Previous positions within the Autoliv Group since 1999, including President Autoliv Europe, Vice President Engineering of Autoliv and President Autoliv Electronics. Previous positions include President of Saab Combitech and of Swedish Gate Array.

Eric A. Elzvik

Born 1960. Master of Science in Business Administration, Stockholm School of Economics, Sweden.

Board member: IMD Foundation, Lausanne and the Swiss Swedish Chamber of Commerce, Zurich, Switzerland.

Holdings in Ericsson: 10,000 Class B shares*.

Principal work experience and other information: Chief Financial Officer and member of the Group Executive Committee of ABB Ltd (2013-2017). Division CFO ABB Discrete Automation & Motion (2010-2012) and division CFO Automation Products Division (2006-2010). Previous positions within the ABB Group since 1984, including senior management positions within finance, mergers & acquisitions and new ventures.

*	The holdings in Ericsson are as of the date of the notice convening the Annual General Meeting and includes holdings by related persons as well as holdings of ADS, if applicable.

The minutes from the AGM 2017 are available on Ericsson’s website.

The employee representatives appointed as of March 29, 2017 are: Kjell-Åke Soting, Roger Svensson and Karin Åberg, with the deputies Torbjörn Nyman, Anders Ripa and Loredana Roslund.

The Nomination Committee’s independence assessment

Before the AGM 2017, The Nomination Committee considered that at least the following Board members were independent in respect of all applicable independence requirements:

a. Jon Fredrik Baksaas

b. Jan Carlson

c. Nora Denzel

d. Eric A. Elzvik

e. Leif Johansson

f. Kristin Skogen Lund

g. Kristin S. Rinne

h. Sukhinder Singh Cassidy

New Board Committee on Technology and Science and new Committee members

At the statutory Board meeting held in connection with the Annual General Meeting 2017, the Board resolved to establish a new Board Committee on Technology and Science and the following Board members were appointed members of the new Committee: Kristin S. Rinne (Chairman), Jan Carlson, Nora Denzel and Roger Svensson (employee representative).

The tasks of the Committee include monitoring and preparing for consideration and/or resolution of the Board various matters relating to technology strategy and direction, technical matters, technology ecosystem and science direction.

The Board members appointed to the other Board Committees as of March 29, 2017 are:

Audit Committee: Eric A. Elzvik (Chairman), Nora Denzel, Kristin Skogen Lund and Karin Åberg (employee representative) Finance Committee: Leif Johansson (Chairman), Helena Stjernholm, Jacob Wallenberg and Roger Svensson (employee representative) Remuneration Committee: Leif Johansson (Chairman), Jon Fredrik Baksaas, Sukhinder Singh Cassidy and Kjell Åke Soting (employee representative)

Ericsson Annual Report on Form 20-F 2016

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting

Ericsson’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Ericsson’s internal control system related to financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRS), and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Although the purpose of internal control systems is to ensure adequate risk management all internal control systems, no matter how well designed, have inherent limitations which may result in that misstatements are not prevented or detected. Therefore, even systems determined to be effective can provide only reasonable assurance with respect to the reliability of financial statement preparation and presentation.

Ericsson’s management assessed the effectiveness of Ericsson’s internal control over financial reporting as of December 31,2016. In making this assessment, management used the criteria set forth in “Internal Control—Integrated Framework (2013)”, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management has concluded that, as of December 31, 2016, Ericsson’s internal control over financial reporting was effective at a reasonable assurance level.

Attestation report of registered public accounting firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, has been audited by PricewaterhouseCoopers AB, an independent registered public accounting firm. PricewaterhouseCoopers AB has issued an attestation report on Ericsson’s internal control over financial reporting, which appears on page 43.

Changes in internal control over financial reporting

During the period covered by the Annual Report 2016, there were no changes to the internal control over financial reporting that have materially affected, or are likely to materially affect, the internal control over financial reporting.

Ericsson Annual Report on Form 20-F 2016

RISK FACTORS

You should carefully consider all the information in this Annual Report and in particular the risks and uncertainties outlined below. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our business. Any of the factors described below, or any other risk factors discussed elsewhere in this report, could have a material negative effect on our business, revenues, operating and after-tax results, profit margins, financial condition, cash flow, liquidity, credit rating, market share, reputation, brand and/or our share price. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also materially adversely affect our business. Furthermore, our operating results may have a greater variability than in the past and we may have difficulties in accurately predicting future developments. See also “Forward-Looking Statements.”

Market, Technology and Business Risks

Challenging global economic conditions and political unrest and uncertainty as well as geopolitical risks may adversely impact the demand and pricing for our products and services as well as limit our ability to grow.

Challenging global economic conditions and political unrest and uncertainty as well as geopolitical risk could have adverse, wide-ranging effects on demand for our products and for the products of our customers. Adverse global economic conditions and political unrest and uncertainty as well as geopolitical risk could cause operators and other customers to postpone investments or initiate other cost-cutting initiatives to improve their financial position. This could result in significantly reduced expenditures for our products and services, including network infrastructure, in which case our operating results would suffer. If demand for our products and services were to fall in the future, we could experience material adverse effects on our revenues, cash flow, capital employed and value of our assets and we could incur operating losses. Furthermore, if demand is significantly weaker or more volatile than expected, our credit rating, borrowing opportunities and costs as well as the trading price of our shares could be adversely impacted. Should global economic conditions fail to improve or worsen or should political unrest and uncertainty or geopolitical problems fail to, improve, or worsen, other business risks we face could intensify and could also negatively impact the business prospects of operators and other customers. Some operators and other customers, in particular in markets with weak currencies, may incur borrowing difficulties and slower traffic development, which may negatively affect their investment plans and cause them to purchase less of our products and services. The potential adverse effects of an economic downturn include:

•	Reduced demand for products and services, resulting in increased price competition or deferrals of purchases, with lower revenues not fully compensated through reduced costs

•	Risks of excess and obsolete inventories and excess manufacturing capacity

•	Risk of financial difficulties or failures among our suppliers

•	Increased demand for customer finance, difficulties in collection of accounts receivable and increased risk of counter party failures

•	Risk of further impairment losses related to our intangible assets as a result of lower forecasted sales of certain products

•	Increased difficulties in forecasting sales and financial results as well as increased volatility in our reported results

•

Changes in the value in our pension plan assets resulting from for example, adverse equity and credit market developments and/or increased pension liabilities resulting from, for example, lower discount rates. Such development may trigger additional pension trust capitalization needs affecting the company’s cash balance negatively

•	End user demand could also be adversely affected by reduced consumer spending on technology, changed operator pricing, security breaches and trust issues.

•

On June 23, 2016, the UK held a referendum in which voters approved an exit from the European Union, commonly referred to as “Brexit”. As a result of the referendum it is expected that the British government will begin negotiating the terms of the UK’s withdrawal from the European Union. The long-term effects of Brexit will depend on any agreements the UK makes to retain access to European markets either during a transitional period or permanently as well as on the agreements the UK makes with other trading partners. Any of the potential effects of Brexit could have unpredictable consequences for credit markets and adversely affect our business, results of operations and financial performance.

•

The recent change in political leadership in the U.S. has led to uncertainty about the U.S.’ position in a number of areas such as foreign policy, international trade, customs and taxation, which could adversely affect our business, results of operations and financial performance.

Ericsson Annual Report on Form 20-F 2016

We may not be successful in implementing our strategy or in achieving improvements in our earnings or in estimating addressable markets or market CAGR in the markets where we operate.

There can be no assurance that we will be able to successfully implement our strategy to achieve future earnings, growth or create shareholder value. When deemed necessary, we undertake specific restructuring or cost-saving initiatives; however, there are no guarantees that such initiatives will be sufficient, successful or executed in time to deliver any improvements in our earnings. Furthermore, this annual report includes certain estimates with respect to addressable markets as well as with respect to CAGR in the markets in which we operate, including the Networks, IT & Cloud, Media, and Industry and Society business. If the underlying assumptions on which our estimates are based prove not to be accurate, the actual addressable markets and CAGR may be materially different from the estimates presented in this annual report.

The telecommunications industry fluctuates and is affected by many factors, including the economic environment, and decisions made by operators and other customers regarding their deployment of technology and their timing of purchases.

The telecommunications industry has experienced downturns in the past in which operators substantially reduced their capital spending on new equipment. While we expect the network service provider equipment market, telecommunications services market and ICT market to grow in the coming years, the uncertainty surrounding the global economic recovery and the geopolitical situation may materially harm actual market conditions. Moreover, market conditions are subject to substantial fluctuation, and could vary geographically and across technologies. Even if global conditions improve, conditions in the specific industry segments in which we participate may be weaker than in other segments. In that case, our revenue and operating results may be adversely affected.

If capital expenditures by operators and other customers are weaker than we anticipate, our revenues, operating results and profitability may be adversely affected. The level of demand from operators and other customers who buy our products and services can change quickly and can vary over short periods of time, including from month to month. Due to the uncertainty and variations in the telecommunication industry, as well as in the ICT industry, accurately forecasting revenues, results, and cash flow remains difficult.

Sales volumes and gross margin levels are affected by the mix and order time of our products and services.

Our sales to operators and other customers represent a mix of equipment, software and services, which normally generate different gross margins. We sell our own products as well as third-party products, which normally have lower margins than our own products. As a consequence, our reported gross margin in a specific period will be affected by the overall mix of products and services as well as the relative content of third-party products. In the areas IT & Cloud, Media and Industry and Society, third-party products and services represent a larger portion of our business than our traditional sales, which challenge our business models including our terms and conditions. Further, network expansions and upgrades have much shorter lead times for delivery than initial network build outs. Orders for such network expansions and upgrades are normally placed at short notice by customers, often less than a month in advance, and consequently variations in demand are difficult to forecast. As a result, changes in our product and service mix and the short order time for certain of our products may affect our ability to accurately forecast sales and margins or detect in advance whether actual results will deviate from market consensus. Short-term variation could have a material adverse effect on our business, operating results, financial condition and cash flow.

We may not be able to properly respond to market trends in the industries in which we operate, including the convergence of IT and telecom.

We are affected by market conditions and trends within the industries in which we operate, including the convergence of the IT and telecom industries. Technological developments largely drive convergences enabling digitalization and a move from dedicated hardware to software and cloud based services. This is changing the competitive landscape as well as value chains and business models and affects our objective-setting, risk assessment and strategies. The change lowers entry barriers to the market and competitors new to our business have entered and may continue to enter the market and negatively impact our market share in selected areas. If we fail to understand the market development, or fail to acquire the necessary competencies to develop and sell products, services and solutions that are competitive in this changing business environment, our business, operating results and financial condition will suffer.

Our business depends upon the continued growth of mobile communications and the success of our existing customer base, the telecom operators. If growth slows or if our customers do not manage to maintain or grow relevance in the emerging digital value chain or if our products and/or services are not successful , our customers’ investment in networks may slow or stop, harming our business and operating results.

A substantial portion of our business depends on the continued growth of mobile communications in terms of both the number of subscriptions and usage per subscriber, which in turn drives the continued deployment and expansion of network systems by our customers. If operators fail to increase the number of subscribers and/or usage does not increase, our business and operating results could be materially adversely affected. Also, if operators fail to monetize services, fail to adapt their business models or experience a decline in operator revenues or profitability, their willingness to further invest in their networks may decrease which will reduce their demand for our products and services and have an adverse effect on our business, operating results, and financial condition.

Traffic development on cellular network could be affected if more traffic is offloaded to WI-FI-networks. Further alternative services provided over the internet have profound effects on operator voice/SMS revenues with possible reduced capital expenses consequences. Our value system is depending on the development and success of global standards. This could be affected adversely in the future by industry forces more interested in de-facto standards and or geo-political forces leading to standards fragmentation and increased difficulties of creating economies of scale.

Fixed and mobile networks converge and new technologies, such as IP and broadband, enable operators to deliver services in both fixed and mobile networks. We are dependent of the uptake of such services and the outcome of regulatory and standardization activities such as spectrum allocation. If delays in uptake, standardization or regulation occur, this could adversely affect our business, operating results, and financial condition.

Ericsson Annual Report on Form 20-F 2016

We face intense competition from our existing competitors as well as new entrants, including IT companies entering the telecommunications market, and this could materially adversely affect our results.

The markets in which we operate are highly competitive in terms of price, functionality, service quality, customization, timing of development, and the introduction of new products and services. We face intense competition from significant competitors, many of which are very large, with substantial technological and financial resources and established relationships with operators. We also encounter increased competition from new market entrants and alternative technologies are evolving industry standards. In particular, we face competition from large IT companies and web scale companies entering the telecommunications market who benefit from economies of scale due to being active in several industries. We cannot assure that we will be able to compete successfully with these companies. Our competitors may implement new technologies before we do, offer more attractively priced or enhanced products, services or solutions, or they may offer other incentives that we do not provide. Some of our competitors may also have greater resources in certain business segments or geographic markets than we do. Increased competition could result in reduced profit margins, loss of market share, increased research and development costs as well as increased sales and marketing expenses, which could have a material adverse effect on our business, operating results, financial condition and market share.

Additionally, we operate in markets characterized by rapidly changing technology and also the nature in which this technology is being brought to market is rapidly changing e.g. through open-source projects. This results in continuous price erosion and increased price competition for our products and services. If our counter measures, including enhanced products and business models or cost reductions cannot be achieved or do not occur in a timely manner, there could be adverse impacts on our business, operating results, financial condition and market share.

Vendor consolidation may lead to stronger competitors who are able to benefit from integration, scale and greater resources.

Industry convergence and consolidation among equipment and services suppliers could potentially result in stronger competitors that are competing as end-to-end suppliers as well as competitors more specialized in particular areas, which could for example impact our areas such as IT & Cloud, Media and Industry and Society. Consolidation may also result in competitors with greater resources than we have or in reduction of our current scale advantages. This could have a materially adverse effect on our business, operating results, financial condition and market share.

A significant portion of our revenue is currently generated from a limited number of key customers, and operator consolidation may increase our dependence on key customers. We also are significantly dependent on the sales of certain of our products and services both in core business and targeted areas.

We derive most of our business from large, multi-year agreements with a limited number of significant customers. Many of these agreements are opened up on a yearly basis to renegotiate the price for our products and services and do not contain committed purchase volumes. Although no single customer represented more than 7% of our sales in 2016, our ten largest customers accounted for 46% of our sales in 2016. A loss of or a reduced role with a key customer could have a significant adverse impact on sales, profit and market share for an extended period. In addition, our dependence on the sales of certain of our products and services in both core business and targeted areas may have significant adverse impact on sales, profit and market share.

In recent years, network operators have undergone significant consolidation, resulting in fewer operators with activities in several countries. This trend is expected to continue, and intra-country consolidation is likely to accelerate as a result of competitive pressure. A market with fewer and larger operators will increase our reliance on key customers and may negatively impact our bargaining position and profit margins. Moreover, if the combined companies operate in the same geographic market, networks may be shared and less network equipment and fewer associated services may be required. Network investments could be delayed by the consolidation process, which may include, among others, actions relating to merger or acquisition agreements, securing necessary regulatory approvals, or integration of businesses. Network operators also share parts of their network infrastructure through cooperation agreements rather than legal consolidations, which may adversely affect demand for network equipment. Accordingly, operator consolidation may have a material adverse effect on our business, operating results, market share and financial condition.

Certain long-term agreements with customers still include commitments to future price reductions, requiring us to constantly manage and control our cost base.

Long-term agreements with our customers are typically awarded on a competitive bidding basis. In some cases, such agreements also include a commitment to future price reductions. In order to maintain our gross margin with such price reductions, we continuously strive to reduce the costs of our products through design improvements, negotiation of better purchase prices from our suppliers, allocation of more production to low-cost countries and increased productivity in our own production. However, there can be no assurance that our actions to reduce costs will be sufficient or quick enough to maintain our gross margin in such contracts, which may have a material adverse effect on our business, operating results and financial condition.

Growth of our managed services business is difficult to predict, and requires taking significant contractual risks.

Operators increasingly outsource parts of their operations to reduce cost and focus on new services. To address this opportunity, we offer operators various services in which we manage their networks. The growth rate in the managed services market is difficult to forecast and each new contract carries a risk that transformation and integration of the operations will not be as fast or smooth as planned. Additionally, early contract margins are generally low and the mix of new and old contracts may negatively affect reported results in a given period. Contracts for such services normally cover several years and generate recurring revenues. However, such contracts have been, and may in the future be, terminated or reduced in scope, which has negative impacts on sales and earnings. While we believe we have a strong position in the managed services market, competition in this area is increasing, which may have adverse effects on our future growth, business, operating results and profitability.

Ericsson Annual Report on Form 20-F 2016

We depend upon the development of new products and enhancements to our existing products, and the success of our substantial research and development investments is uncertain.

Rapid technological and market changes in our industry require us to make significant investments in technological innovation. We invest significantly in new technology, products and solutions. In order for us to be successful, those technologies, products and solutions must be accepted by relevant standardization bodies and by the industry as a whole. The failure of our research and development efforts to be technically or commercially successful could have adverse effects on our business, operating results and financial condition. If we invest in the development of technologies, products and solutions that do not function as expected, are not adopted by the industry, are not ready in time, or are not successful in the marketplace, our sales and earnings may materially suffer. Additionally, it is common for research and development projects to encounter delays due to unforeseen problems. Delays in production and research and development may increase the cost of research and development efforts and put us at a disadvantage against our competition. This could have a material adverse effect upon our business, operating results and financial condition.

We engage in acquisitions and divestments which may be disruptive and require us to incur significant expenses.

In addition to in-house innovation efforts, we make strategic acquisitions in order to obtain various benefits such as reduced time-to-market, access to technology and competence, increased scale or to broaden our product portfolio or customer base. Future acquisitions could result in the incurrence of contingent liabilities and an increase in amortization expenses related to goodwill and other intangible assets, which could have a material adverse effect upon our business, operating results, financial condition and liquidity. Risks we could face with respect to acquisitions include:

•	Difficulties in the integration of the operations, technologies, products and personnel of the acquired company

•	Risks of entering markets in which we have no or limited prior experience

•	Potential loss of employees

•	Diversion of management’s attention away from other business concerns

•	Expenses of any undisclosed or potential legal liabilities of the acquired company

•	Difficulties in identifying attractive available targets.

From time to time we also divest parts of our business to optimize our product portfolio or operations. Any decision to dispose of or otherwise exit businesses may result in the recording of special charges, such as workforce reduction costs and industry- and technology-related write-offs. We cannot assure that we will be successful in consummating future acquisitions or divestments on favorable terms or at all. The risks associated with such acquisitions and divestments could have a material adverse effect upon our business, operating results, financial condition and liquidity.

We are in, and may enter into new, JV arrangements and have, and may have new, partnerships, which may not be successful and expose us to future costs.

Our JV and partnership arrangements, including for example our partnership with Cisco, may fail to perform as expected for various reasons, including an incorrect assessment of our needs and synergies, our inability to take action without the approval of our partners, our difficulties in implementing our business plans, the lack of capabilities or financial instability of our strategic partners. Our ability to work with these partners or develop new products and solutions may become constrained, which could harm our competitive position in the market.

Additionally, our share of any losses from or commitments to contribute additional capital to such JVs and partnerships may adversely affect our business, operating results, financial condition and cash flow.

We rely on a limited number of suppliers of components, production capacity and R&D and IT services, which exposes us to supply disruptions and cost increases.

Our ability to deliver according to market demands and contractual commitments depends significantly on obtaining a timely and adequate supply of materials, components, production capacity and other vital services on competitive terms. Although we strive to avoid single-source supplier solutions, this is not always possible. Accordingly, there is a risk that we will be unable to obtain key supplies we need to produce our products and provide our services on commercially reasonable terms, or at all. Failure by any of our suppliers could interrupt our product or services supply or operations and significantly limit sales or increase our costs. To find an alternative supplier or redesign products to replace components may take significant time which could cause significant delays or interruptions in the delivery of our products and services. We have from time to time experienced interruptions of supply and we may experience such interruptions in the future. Furthermore, our procurement of supplies requires us to predict future customer demands. If we fail to anticipate customer demand properly, an over or under supply of components and production capacity could occur. In many cases, some of our competitors utilize the same manufacturers and if they have purchased capacity ahead of us we could be blocked from acquiring the needed products. This factor could limit our ability to supply our customers and increase costs. At the same time, we commit to certain capacity levels or component quantities, which, if unused, will result in charges for unused capacity or scrapping costs. We are also exposed to financial counterpart risks to suppliers when we pay in advance for supplies. Such supply disruptions and cost increases may negatively affect our business, operating results and financial condition.

Product or service quality issues could lead to reduced revenue and gross margins and declining sales to existing and new customers.

Sales contracts normally include warranty undertakings for faulty products and often include provisions regarding penalties and/or termination rights in the event of a failure to deliver ordered products or services on time or with required quality. Although we undertake a number of quality assurance measures to reduce such risks, product quality or service performance issues may negatively affect our reputation, business, operating results and financial condition. If significant warranty obligations arise due to reliability or quality issues, our operating results and financial position could be negatively impacted by costs associated with fixing software or hardware defects, high service and warranty expenses, high inventory obsolescence expense, delays in collecting accounts receivable or declining sales to existing and new customers.

Ericsson Annual Report on Form 20-F 2016

Due to having a significant portion of our costs in SEK and revenues in other currencies, our business is exposed to foreign exchange fluctuations that could negatively impact our revenues and operating results.

We incur a significant portion of our expenses in SEK. As a result of our international operations, we generate, and expect to continue to generate, a significant portion of our revenue in currencies other than SEK. To the extent we are unable to match revenue received in foreign currencies with costs paid in the same currency, exchange rate fluctuations could have a negative impact on our consolidated income statement, balance sheet and cash flows when foreign currencies are exchanged or translated to SEK, which increases volatility in reported results.

As market prices are predominantly established in US dollars or Euros, we presently have a net revenue exposure in foreign currencies which means that a stronger SEK exchange rate would generally have a negative effect on our reported results. Our attempts to reduce the effects of exchange rate fluctuations through a variety of hedging activities may not be sufficient or successful, resulting in an adverse impact on our results and financial condition.

Our ability to benefit from intellectual property rights (IPR), which are critical to our business, may be limited by changes in regulation relating to patents, inability to prevent infringement, the loss of licenses to or from third-parties, infringement claims brought against us by competitors and others and changes in the area of open standards, especially in light of recent attention on licensing of open standard essential patents.

Although we have a large number of patents, there can be no assurance that they will not be challenged, invalidated, or circumvented, or that any rights granted in relation to our patents will in fact provide us with competitive advantages.

We utilize a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements in addition to relying on patent, copyright and trademark laws to protect our intellectual property rights. However, these measures may not be adequate to prevent or deter infringement or other misappropriation. In addition, we rely on many software patents, and limitations on the patentability of software may materially affect our business.

Moreover, we may not be able to detect unauthorized use or take appropriate and timely steps to establish and enforce our proprietary rights. In fact, existing legal systems of some countries in which we conduct business offer only limited protection of intellectual property rights, if at all. Our solutions may also require us to license technologies from third-parties. It may be necessary in the future to seek or renew licenses and there can be no assurance that they will be available on acceptable terms, or at all. Moreover, the inclusion in our products of software or other intellectual property licensed from third-parties on a non-exclusive basis could limit our ability to protect proprietary rights in our products.

Many key aspects of telecommunications and data network technology are governed by industry-wide standards usable by all market participants. As the number of market entrants and the complexity of technology increases, the possibility of functional overlap and inadvertent infringement of intellectual property rights also increases. In addition to industry-wide standards, other key industry-wide software solutions are today developed by market participants as free and open source software. Contributing to the development and distribution of software developed as free and open source software may limit our ability to enforce applicable patents in the future. Third-parties have asserted, and may assert in the future, claims, directly against us or against our customers, alleging infringement of their intellectual property rights. Defending such claims may be expensive, time-consuming and divert the efforts of our management and/or technical personnel. As a result of litigation, we could be required to pay damages and other compensation directly or to indemnify our customers for such damages and other compensation, develop non-infringing products/technology or enter into royalty or licensing agreements. However, we cannot be certain that such licenses will be available to us on commercially reasonable terms or at all, and such judgments could have a material adverse effect on our business, reputation, operating results and financial condition. Using free and open source software may allow third-parties to further investigate our software due to the accessibility of source code. This may in turn make this software more prone to assertions from third-parties.

Recent attention on licensing of patents necessary to conduct an open standard (e.g. 2G, 3G and 4G technology), investigations held by antitrust authorities, court judgments and legislative change could potentially affect Ericsson’s ability to benefit from its patent portfolio in the area of such open standards, which could have a material adverse effect on our business, reputation, operating results and financial condition. Ericsson holds a leading patent portfolio in open standards and possible changes regarding such a portfolio may materially affect our reputation, business, operating results and financial condition.

We are involved in lawsuits and investigations which, if determined against us, could require us to pay substantial damages, fines and/or penalties.

In the normal course of our business we are involved in legal proceedings. These lawsuits include such matters as commercial disputes, claims regarding intellectual property, antitrust, tax and labor disputes. Litigation can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular lawsuit could have a material adverse effect on our business, operating results, financial condition and reputation.

As a publicly listed company, Ericsson may be exposed to lawsuits in which plaintiffs allege that the Company or its officers have failed to comply with securities laws, stock market regulations or other laws, regulations or requirements. Whether or not there is merit to such claims, the time and costs incurred to defend the Company and its officers and the potential settlement or compensation to the plaintiffs could have significant impact on our reported results and reputation. For additional information regarding certain of the lawsuits in which we are involved, see “Legal Proceedings” in the Board of Directors’ Report.

Our operations are complex and several critical operations are centralized in a single location. Any disruption of our operations, whether due to natural or man-made events, may be highly damaging to the operation of our business.

Our business operations rely on complex operations and communications networks, which are vulnerable to damage or disturbance from a variety of sources. Having outsourced significant portions of our operations, such as IT, finance and HR operations, we depend on the performance of external companies, including their security and reliability measures. Regardless of protection measures, systems and communications networks are susceptible to disruption due to failure, vandalism, computer viruses, security or privacy breaches, natural disasters, power outages and other events. We also have a concentration of operations on

Ericsson Annual Report on Form 20-F 2016

certain sites, including R&D, production, network operation centers, ICT centers and logistic centers and shared services centers, where business interruptions could cause material damage and costs. The delivery of goods from suppliers, and to customers, could also be hampered for the reasons stated above. Interruptions to our systems and communications may have an adverse effect on our operations and financial condition.

Cyber security incidents may have a material adverse effect on our business, financial condition, reputation and brand.

Ericsson’s business operations involve areas that are particularly vulnerable to cyber security incidents that may impact confidentiality, availability or integrity of products, services, or solutions. These incidents may include data breaches, intrusions, espionage, know-how and data privacy infringements, leakage, unauthorized or accidental modification of data and general malfeasance. Examples of these areas include, among others, research and development, managed services, usage of cloud solutions, software development, lawful interception, product engineering, IT, finance and HR operations. Any cyber security incident including unintended use, involving our operations, product development, services, our third-party providers or installed product base, could cause severe harm to Ericsson and could have a material adverse effect on our business, financial condition, reputation and brand.

Ericsson relies heavily on third-parties to whom we have outsourced significant aspects of our IT infrastructure, product development, engineering services, finance and HR operations. While we have taken precautions relating to the selection, integration and ongoing management of these third-parties, any event or incident that is caused as a result of vulnerabilities in their operations or products supplied to us could have a material adverse effect upon Ericsson, our business, financial condition, reputation and brand, potentially slowing operations, leaking valuable intellectual property or sensitive information or damaging our products which have been installed in our customers’ networks.

We must continue to attract and retain highly qualified employees to remain competitive.

We believe that our future success largely depends on our continued ability to hire, develop, motivate and retain engineers and other qualified personnel needed to develop successful new products, support our existing product range and provide services to our customers.

Competition for skilled personnel and highly qualified managers in the industries in which we operate remains intense. We are continuously developing our corporate culture, remuneration, promotion and benefits policies as well as other measures aimed at empowering our employees and reducing employee turnover. However, there are no guarantees that we will be successful in attracting and retaining employees with appropriate skills in the future, and failure in retention and recruiting could have a material adverse effect on our business and brand. Recent initiatives to drive cost reduction could adversely impact our ability to attract and retain talent.

If our customers’ financial conditions decline, we will be exposed to increased credit and commercial risks.

After completing sales to customers, we may encounter difficulty collecting accounts receivables and could be exposed to risks associated with uncollectable accounts receivable. We regularly assess the credit worthiness of our customers and based on that assessment we determine a credit limit for each one of them. Challenging economic conditions have impacted some of our customers’ ability to pay their invoices. Although we have policies and procedures for managing customer finance credit risk, we may be unable to avoid future losses on our trade receivables. We have also experienced demands for customer financing, and in adverse financial markets or more competitive environments, those demands may increase. Upon the financial failure of a customer, we may experience losses on credit extended and loans made to such customer, losses relating to our commercial risk exposure, and the loss of the customer’s ongoing business. If customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our operating results and financial condition.

We rely on various sources for short-term and long-term capital for the funding of our business. Should such capital become unavailable or available in insufficient amounts or unreasonable terms, our business, financial condition and cash flow may materially suffer.

Our business requires a significant amount of cash. If we do not generate sufficient amounts of capital to support our operations, service our debt and continue our research and development and customer finance programs, or if we cannot raise sufficient amounts of capital at the required times and on reasonable terms, our business, financial condition and cash flow are likely to be adversely affected. Access to funding may decrease or become more expensive as a result of our operational and financial condition, market conditions, including financial conditions in the Eurozone, or due to deterioration in our credit rating. There can be no assurance that additional sources of funds that we may need from time to time will be available on reasonable terms or at all. If we cannot access capital on a commercially viable basis, our business, financial condition and cash flow could materially suffer.

Impairment of goodwill or other intangible assets may negatively impact our financial condition and results of operations.

An impairment of goodwill or other intangible assets could adversely affect our financial condition or results of operations. We have a significant amount of goodwill and other intangible assets; for example, patents, customer relations, trademarks and software.

Goodwill is the only intangible asset the Company has recognized to have indefinite useful life. Other intangible assets are mainly amortized on a straight-line basis over their estimated useful lives, but for no more than ten years, and are reviewed for impairment whenever events such as product discontinuances, product dispositions or other changes in circumstances indicate that the carrying amount may not be fully recoverable. Those not yet in use are tested for impairment annually.

Historically, we have recognized impairment charges related to intangible assets for example due to change and strategy and restructuring. Additional impairment charges may be incurred in the future that could be significant due to various reasons, including restructuring actions or adverse market conditions that are either specific to us or the broader industry or more general in nature and that could have an adverse effect on our operating results and financial condition.

Negative deviations in actual cash flows compared to estimated cash flows as well as new estimates that indicate lower future cash flows might result in recognition of impairment charges. Estimates require management judgment as well as the definition of cash-generating units for impairment testing purposes. Other judgments might result in significantly different results and may differ from the actual financial condition in the future.

Ericsson Annual Report on Form 20-F 2016

Regulatory, Compliance and Corporate Governance Risks

Ericsson may fail or be unable to comply with laws or regulations and could experience penalties and adverse rulings in enforcement or other proceedings. Compliance with changed laws or regulations may subject Ericsson to increased costs or reduced products and services demand. Compliance failure as well as required operational changes could have a material adverse impact on our business, financial condition and brand.

The industries in which we operate are subject to laws and regulations. While Ericsson strives for compliance, we cannot assure that violations do not occur. If we fail to or are unable to comply with applicable laws and regulations, we could experience penalties and adverse rulings in enforcement or other proceedings, which could have a material adverse effect on our business, financial condition and reputation.

Further changes in laws or regulations could subject us to liability, increased costs, or reduced products and services demand and have a material adverse effect on our business, financial condition and brand.

Changes to regulations may adversely affect both our customers’ and our own operations. For example, regulations imposing more stringent, time-consuming or costly planning and zoning requirements or building approvals for radio base stations and other network infrastructure could adversely affect the timing and costs of network construction or expansion, and ultimately the commercial launch and success of these networks. Similarly, tariff and roaming regulations or rules on network neutrality could also affect operators’ ability or willingness to invest in network infrastructure, which in turn could affect the sales of our systems and services. Additionally, delay in radio frequency spectrum allocation, and allocation between different types of usage may adversely affect operator spending or force us to develop new products to be able to compete.

Further, we develop many of our products and services based on existing regulations and technical standards. Changes to existing regulations and technical standards, or the implementation of new regulations and technical standards relating to products and services not previously regulated, could adversely affect our development efforts by increasing compliance costs and causing delay. Demand for those products and services could also decline. Regulatory changes in license fees, environmental, health and safety, privacy (including the cross-border transfer of personal data for example between the EU and the US), and other regulatory areas may increase costs and restrict our operations or the operations of network operators and service providers. Also indirect impacts of such changes and regulatory changes in other fields, such as pricing regulations, could have an adverse impact on our business even though the specific regulations may not apply directly to our products or us.

Our substantial international operations are subject to uncertainties which could affect our operating results.

We conduct business throughout the world and are subject to the effects of general global economic conditions as well as conditions unique to specific countries or regions. We have customers in more than 180 countries, with a significant proportion of our sales to emerging markets in the Asia Pacific region, Latin America, Eastern Europe, the Middle East and Africa.

Our extensive operations are subject to additional risks, including civil disturbances, acts of terrorism, economic and geopolitical instability and conflict, potential misuse of technology leading to human rights violations, pandemics, the imposition of exchange controls, economies which are subject to significant fluctuations, nationalization of private assets or other governmental actions affecting the flow of goods and currency, effects from changing climate and difficulty of enforcing agreements and collecting receivables through local legal systems. Further, in certain markets in which we operate, there is a risk of protectionist governmental measures implemented to assist domestic market participants at the expense of foreign competitors. The implementation of such measures could adversely affect our sales or our ability to purchase critical components.

We must always comply with relevant export control regulations and sanctions or other trade embargoes in force in all parts of the business process. The political situation in parts of the world, particularly in the Middle East, remains uncertain and the level of sanctions is still high. A universal element of these sanctions are the financial restrictions with respect to individuals and/or legal entities, but sanctions can also restrict certain exports and ultimately lead to a complete trade embargo towards a country. Specifically, on Iran, the Joint Comprehensive Plan of Action (“JCPOA”) agreement between Iran and other countries have relaxed many of the nuclear related sanctions towards Iran, particularly the EU sanctions. Although many sanctions against Iran have already been relaxed, there are provisions to re-introduce sanctions if parts of the agreement are not met. The change in political leadership in the U.S. has also led to uncertainty about their position in foreign policy, including sanctions towards Iran and other sanctioned countries. Further there is a risk in many countries of unexpected changes in regulatory requirements, tariffs and other trade barriers, price or exchange controls, or other governmental policies which could limit our operations and decrease our profitability. Further export control regulations, sanctions or other forms of trade restrictions put upon countries in which we are active may result in a reduction of commitment in those countries. The need to terminate activities as a result of further trade restrictions may also expose us to customer claims and other actions. Although we seek to comply with all such regulations, there can be no assurance that we are or will be compliant with all relevant regulations at all times. Such potential violations could have material adverse effects on our business, operating results, reputation and brand.

Ericsson Annual Report on Form 20-F 2016

The business operations are complex involving the development, production and delivery of telecom solutions to customers in a very large number of jurisdictions. Each jurisdiction has its own tax legislation and regulations and we therefore face the challenge of complying with the relevant rules in each of these countries. These rules involve income taxes and indirect taxes such as VAT and sales taxes as well as withholding taxes on domestic and cross border payments and social security charges related to our employees. Constant changes of the rules and the interpretation of the legislation also create exposures regarding taxes. This results in complex tax issues and tax disputes that may lead to additional tax payment obligations. Being a global operation, we also face risk of being taxed for the same income in more than one jurisdiction (double taxation). This could have adverse effects on our operating results, reputation and brand.

In certain regional markets, there are trade barriers that limit competition. Should these trade barriers be removed or lowered, competition may increase, which could have material adverse effects on our business and operating results.

There has been a concern reported by some media and others, that certain countries may use features of their telecommunications systems in ways that could result in potential violation of human rights. This may adversely affect the telecommunications business and may have a negative impact for people, our reputation and brand.

We may fail to comply with our corporate governance standards, which could negatively affect our business, operating results, financial condition, reputation and brand.

We are subject to corporate governance laws and regulations as well as several corporate responsibility and sustainability requirements. In some of the countries where we operate, corruption risks are high, therefore there is a higher focus on anticorruption, for example with changed legislation in many countries. To ensure that our operations are conducted in accordance with applicable laws and requirements, our management system includes a Code of Business Ethics, a Code of Conduct and a Sustainability Policy, as well as other policies and directives to govern our processes and operations. Our commitment to apply the UN Global Compact ten principles, the UN Guiding Principles on Business and Human Rights and principles of the World Economic Forum’s Partnering Against Corruption Initiative to our operations cannot fully prevent unintended or unlawful use of our technology by democratic and non-democratic regimes, violation of our Code of Business Ethics, corruption or violations of our Code of Conduct in the supply chain. There is also an increased demand from external stakeholders, for example non-governmental organizations and investors, on transparency about sustainability and corporate responsibility issues that might be difficult to fulfill. Ericsson is voluntarily cooperating with inquiries from the United States Securities and Exchange Commission and the United States Department of Justice regarding its compliance with the U.S. Foreign Corrupt Practices Act. These inquiries concern the last ten years. While Ericsson is fully cooperating with the U.S. authorities to answer these and additional questions, the outcome of these questions is currently not determinable. While we attempt to monitor and audit internally and externally our compliance with the policies and directives as well as our suppliers’ adherence to our Code of Conduct and strive for continuous improvements, we cannot provide any assurances that violations will not occur which could have material adverse effects on our business, operating results, financial condition, reputation, and brand.

Failure to comply with environmental, health and safety regulations in many jurisdictions may expose us to significant penalties and other sanctions.

We are subject to certain environmental, health and safety laws and regulations that affect our operations, facilities, products and services in each of the jurisdictions in which we operate. While we work actively to ensure compliance with material laws, regulations and customer requirements related to the environment, health, and safety that apply to us, we can provide no assurance that we have been, are, or will be compliant with these laws, regulations and requirements. If we have failed or fail to comply with these laws, regulations and requirements we could be subject to significant penalties and other sanctions that could have a material adverse effect on our business, operating results, financial condition, reputation and brand. Additionally, there is a risk that we may have to incur expenditures to cover environmental and health and safety-liabilities to maintain compliance with current or future applicable laws and regulations or to undertake any necessary remediation. It is difficult to reasonably estimate the future impact of environmental matters, such as climate change and extreme weather events, including potential liabilities. Adverse future events, regulations, or judgments could have a material adverse effect on our business, operating results, financial condition, reputation and brand.

Potential health risks related to radiofrequency electromagnetic fields may subject us to various product liability claims and result in regulatory changes.

The mobile telecommunications industry is subject to claims that mobile devices and other equipment that generate radiofrequency electromagnetic fields may expose users to health risks. At present, a substantial number of scientific reviews conducted by various independent research bodies have concluded that radiofrequency electromagnetic fields, at levels within the limits prescribed by public health authority safety standards and recommendations, cause no adverse effects to human health. However, any perceived risk or new scientific findings of adverse health effects from mobile communication devices and equipment could adversely affect us through a reduction in sales or through liability claims.

Ericsson Annual Report on Form 20-F 2016

Although Ericsson’s products are designed to comply with currently applicable safety standards and regulations regarding radiofrequency electromagnetic fields, we cannot guarantee that we will not become the subject of product liability claims or be held liable for such claims or be required to comply with future changed regulatory requirements that may have an adverse effect on our business, operating results, financial condition, reputation and brand.

Regulations related to “conflict minerals” may cause us to incur additional expenses, and may make our supply chain more complex.

In 2012, the US Securities and Exchange Commission (“SEC”) adopted a rule requiring disclosures of specified minerals ( “conflict minerals”) that are necessary to the functionality or production of products manufactured or contracted to be manufactured by companies that file periodic reports with the SEC, whether or not these products or their components are manufactured by third- parties. While we believe that we are able to fulfill these requirements without materially affecting our costs or access to materials we can provide no assurance that there will not be material costs associated with complying with the disclosure requirements. These requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of certain of our products. In addition, since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals contained in our products through the due diligence procedures that we implement, which may harm our reputation. We may also encounter challenges if customers require that all of the components of our products be certified as conflict-free.

Risks associated with owning Ericsson shares

Our share price has been and may continue to be volatile, especially as technology companies, securities and markets as a whole remain volatile.

Our share price has been volatile due to various factors, including our operating performance as well as the high volatility in the securities markets generally and volatility in telecommunications and technology companies’ securities in particular. Our share price is also likely to be affected by future developments in our market, our financial results and the expectations of financial analysts, as well as statements and market speculation regarding our prospects or the timing or content of any public communications, including reports of operating results, by us or our competitors. Factors other than our financial results that may affect our share price include, but are not limited to:

•	A weakening of our brand name or other circumstances with adverse effects on our reputation

•	Announcements by our customers, competitors or us regarding capital spending plans of our customers

•	Financial difficulties for our customers

•	Awards of large supply or service contracts

•	Speculation in the press or investment community about the company and its operations or about the business level or growth in the telecommunications market

•

Technical problems, in particular those relating to the introduction and viability of new network systems, including LTE evolution / 5G small cells products and new platforms such as the HDS 8000 ( Hyperscale Datacenter System) platform.

•	Actual or expected results of ongoing or potential litigation

•	Announcements concerning bankruptcy or investigations into the accounting procedures of ourselves or other telecommunications companies

•	Our ability to forecast and communicate our future results in a manner consistent with investor expectation

Our corporate restructure may not produce the expected results.

Ericsson is undergoing a corporate restructure as well as a company transformation in an effort to drive efficiency and growth across the company. This includes changes to the business, management and a reduction in our workforce. These activities pose certain risks to our business and may not produce the expected results which could have an adverse effect on our business, financial condition, results of operations, reputation, brand and share price.

Currency fluctuations may adversely affect our share price or value of dividends.

Because our shares are quoted in SEK on Nasdaq Stockholm (our primary stock exchange), but in US dollars on NASDAQ New York (ADSs), fluctuations in exchange rates between SEK and US dollars may affect our share price. In addition, because we pay cash dividends in SEK, fluctuations in exchange rates may affect the value of distributions when converted into other currencies. An increasing part of the trade in our shares is carried out on alternative exchanges or markets, which may lead to less accurate share price information on Nasdaq Stockholm or NASDAQ New York.

Ericsson Annual Report on Form 20-F 2016

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events and expected operational and financial performance. The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “predict,” “aim,” “ambition,” “target,” “might,” or, in each case, their negative, and similar words are intended to help identify forward-looking statements.

Forward-looking statements may be found throughout this document, and include statements regarding:

•	Our goals, strategies and operational or financial performance expectations

•	Development of corporate governance standards, stock market regulations and related legislation

•	The future characteristics of the markets in which we operate

•	Projections and other characterizations of future events

•	Our liquidity, capital resources, capital expenditures, our credit ratings and the development in the capital markets, affecting our industry or us

•	The expected demand for our existing as well as new products and services

•	The expected operational or financial performance of joint ventures and other strategic cooperation activities

•	The time until acquired entities will be accretive to income

•	Technology and industry trends including regulatory and standardization environment, competition and our customer structure

•	Our plans for new products and services including research and development expenditures.

Although we believe that the expectations reflected in these and other forward-looking statements are reasonable, we cannot assure you that these expectations will materialize. Because forward-looking statements are based on assumptions, judgments and estimates, and are subject to risks and uncertainties, actual results could differ materially from those described or implied herein.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to the factors described in “Risk factors”.

We undertake no obligation to publicly update or revise any forward-looking statements included in this Annual Report, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

Ericsson Annual Report on Form 20-F 2016

CORPORATE GOVERNANCE – Corporate Governance Report

CORPORATE GOVERNANCE REPORT 2016

Corporate governance describes how rights and responsibilities are distributed among corporate bodies according to applicable laws, rules and internal processes. Corporate governance also defines the decision-making systems and structure through which owners directly or indirectly control a company.

“I believe that a robust corporate culture is fundamental to maintain credible, competitive and sustainable business operations worldwide. Having global operations implies challenges. Therefore, as Chairman of the Board, I must continuously work to keep good governance, leadership and talent management high on the agenda in the Board room as well as throughout the global operations. A robust corporate culture must be anchored in a strong commitment from the Board and from management who must clearly emphasize the importance of conducting business with integrity. Such commitment is fundamental to create and maintain a robust corporate culture throughout a global organization. 2016 has been a year of change for Ericsson with a new organization, many new members of the Executive Leadership Team and a new CEO appointed. In a professional executive recruitment process, evaluating both internal and external candidates, many important in depth considerations are made by the Board, for example in relation to the Group strategy, talent management and corporate culture, which is valuable for the Board. In times of change, stability in terms of corporate culture and core values becomes even more important.

The Board of Directors also has an important role to give Group management clear governance frameworks and mandates, and to set the Group strategy. I always strive to enable an open and meaningful dialogue, both within the Board and between the Board and the Group management. The management dialogue aims to give the Board relevant insights in the business activities of Ericsson and in the markets in which Ericsson operates. The Board also visits various parts of the Group’s business operations as well as engages with customers, partners, academia and thought leaders in order to gain further insights. I believe that these insights are necessary for the Board to provide relevant support to management and add value, while also exercising due control of the business operations. Ericsson takes compliance concerns very seriously and the Company uses considerable resources to investigate alleged compliance concerns.

This Corporate Governance Report 2016 aims to describe how Ericsson continuously works with these matters and how we focus on establishing efficient and reliable controls and procedures. I believe that Ericsson’s continuous corporate governance focus and work to create a robust corporate culture have an important role to build trust, and in turn generate value for our investors.

Leif Johansson

Chairman of the Board of Directors

This Corporate Governance Report is rendered as a separate report added to the Annual Report in accordance with the Annual Accounts Act ((SFS 1995:1554) Chapter 6, Sections 6 and 8) and the Swedish Corporate Governance Code.

The report has been reviewed by Ericsson’s auditor in accordance with the Annual Accounts Act. A report from the auditor is appended hereto.

Key events

•	Börje Ekholm was appointed new President and CEO effective January 16, 2017

•	Effective July 25, 2016, Jan Frykhammar was appointed new President and CEO when the former Director and President and CEO Hans Vestberg left his positions

•	Effective July 1, 2016, new members of the Executive Leadership Team were appointed following a series of organizational and structural changes to strengthen strategy execution

•	Kristin S. Rinne and Helena Stjernholm were elected new members of the Board at the Annual General Meeting 2016

Ericsson Annual Report on Form 20-F 2016

Regulation and compliance

External rules

As a Swedish public limited liability company with securities quoted on Nasdaq Stockholm as well as on NASDAQ New York, Ericsson is subject to a variety of rules that affect its governance. The most relevant external rules applicable to us include:

•	The Swedish Companies Act

•	Applicable EU regulations

•	The Rule Book for issuers of Nasdaq Stockholm

•	The Swedish Corporate Governance Code (the “Code”)

•	NASDAQ Stock Market Rules, including applicable NASDAQ New York corporate governance requirements (subject to certain exemptions principally reflecting mandatory Swedish legal requirements)

•	Applicable requirements of the US Securities and Exchange Commission (the “SEC”)

Internal rules

In addition, to ensure compliance with legal and regulatory requirements and the high standards that we set for ourselves, Ericsson has adopted internal rules that include:

•	A Code of Business Ethics

•	Group Steering Documents, including Group policies and directives, instructions and business processes for approval, control and risk management

•	A Code of Conduct, which applies to product development, production, supply and support of Ericsson products and services worldwide.

The articles of association and the work procedure for the Board of Directors also include internal corporate governance rules.

Code of Business Ethics

Ericsson’s Code of Business Ethics summarizes fundamental Group policies and directives and contains rules to ensure that business is conducted with a strong sense of integrity. This is critical to maintain trust and credibility with Ericsson’s customers, partners, employees, shareholders and other stakeholders.

The Code of Business Ethics contains rules for all individuals performing work for Ericsson under the staff management of Ericsson. The Code of Business Ethics has been translated into more than 30 languages. This ensures that it is accessible to everyone working for Ericsson. Upon recruitment, employees acknowledge that they are aware of the principles of the Code of Business Ethics. This procedure is repeated during the term of employment. Through this process, Ericsson strives to raise awareness throughout its global operations.

Everyone working for Ericsson has an individual responsibility to ensure that business practices adhere to the Code of Business Ethics.

Ericsson’s core values

Compliance with regulations

Compliance with the Swedish Corporate Governance Code

The Code is based on the principle of “comply or explain” and is published on the website of the Swedish Corporate Governance Board, which administrates the Code: www.corporategovernanceboard.se. Ericsson is committed to complying with best-practice corporate governance on a global level wherever possible. This includes continued compliance with the Code. Ericsson does not report any deviations from the rules of the Code in 2016.

Compliance with applicable stock exchange rules

There has been no infringement by Ericsson of applicable stock exchange rules and no breach of good practice on the securities market reported by the disciplinary committee of Nasdaq Stockholm or the Swedish Securities Council in 2016.

Ericsson Annual Report on Form 20-F 2016

Governance structure

Shareholders may exercise their decision-making rights in Telefonaktiebolaget LM Ericsson (the “Parent Company”) at General Meetings of shareholders.

A Nomination Committee is appointed each year by the major shareholders in accordance with the Instruction for the Nomination Committee adopted by the Annual General Meeting of shareholders. The tasks of the Nomination Committee include the proposal of Board members and external auditor for election by the Annual General Meeting of shareholders and proposal of Board member and auditor remuneration.

In addition to the Board members elected by shareholders, the Board of Directors consists of employee representatives and their deputies that the unions have the right to appoint under Swedish law. The Board of Directors is ultimately responsible for the strategy and the organization of Ericsson and the management of its operations.

The President and CEO, appointed by the Board of Directors, is responsible for handling the day-to-day management of Ericsson in accordance with guidelines issued by the Board. The President and CEO is supported by the Executive Leadership Team.

The external auditor of Ericsson is elected by the General Meeting of shareholders.

Shareholders

Ownership structure

As of December 31, 2016, the Parent Company had 465,733 registered shareholders, of which 453,424 were resident or located in Sweden (according to the share register kept by Euro-clear Sweden AB). Swedish institutions held approximately 55.2% of the votes. The largest shareholders as of December 31, 2016 were Investor AB with approximately 21.8% of the votes and AB Industrivärden (together with Svenska Handelsbankens Pensionsstiftelse and Pensionskassan SHB Försäkringsförening), with approximately 19.3% of the votes.

A significant number of the shares held by foreign investors are nominee-registered, i.e. held of record by banks, brokers and/or nominees. This means that the actual shareholder is not displayed in the share register or included in the shareholding statistics.

More information on Ericsson’s shareholders can be found in the chapter “Share Information” in the Annual Report.

Shares and voting rights

The share capital of the Parent Company consists of two classes of shares listed on Nasdaq Stockholm: A and B shares. Each Class A share carries one vote and each Class B share carries one tenth of one vote. Class A and B shares entitle the holder to the same proportion of assets and earnings and carry equal rights to dividends.

The Parent Company may also issue Class C shares, which shares are converted into Class B shares before they are used to create treasury stock to finance and hedge long-term variable compensation programs resolved by the General Meeting of shareholders.

In the United States, the Ericsson Class B shares are listed on NASDAQ New York in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR). Each ADS represents one Class B share.

The members of the Board of Directors and the Executive Leadership Team have the same voting rights on shares as other shareholders holding the same class of shares.

Ericsson Annual Report on Form 20-F 2016

General Meetings of shareholders

Decision-making at General Meetings

The decision-making rights of Ericsson’s shareholders are exercised at General Meetings of shareholders. Most resolutions at General Meetings are passed by a simple majority. However, the Swedish Companies Act requires qualified majorities in certain cases, for example in case of:

•	Amendment of the Articles of Association

•	Resolution to transfer treasury stock to employees participating in long-term variable compensation programs.

The Annual General Meeting of shareholders

The Annual General Meeting of shareholders (AGM) is held in Stockholm. The date and venue for the meeting are announced on the Ericsson website no later than at the time of release of the third-quarter interim financial report in the preceding year.

Shareholders who cannot participate in person may be represented by proxy. Only shareholders registered in the share register have voting rights. Nominee-registered shareholders who wish to vote must request to be entered into the share register by the record date for the AGM.

The AGM is held in Swedish and is simultaneously translated into English. All documentation provided by the Company is available in both Swedish and English.

The AGM gives shareholders the opportunity to raise questions relating to the operations of the Group. Normally, the majority of the members of the Board of Directors and the Executive Leadership Team is present to answer such questions.

The external auditor is always present at the AGM.

Ericsson’s Annual General Meeting 2016

Including shareholders represented by proxy, 3,251 shareholders were represented at the AGM held on April 13, 2016, representing more than 69% of the votes.

The meeting was also attended by members of the Board of Directors, members of the Executive Leadership Team and the external auditor.

Decisions of the AGM 2016 included:

•	Payment of a dividend of SEK 3.70 per share

•	Re-election of Leif Johansson as Chairman of the Board of Directors

•	Re-election of other members of the Board of Directors: Nora Denzel, Börje Ekholm, Ulf J. Johansson, Kristin Skogen Lund, Sukhinder Singh Cassidy, Hans Vestberg and Jacob Wallenberg

•	Election of new Board members: Kristin S. Rinne and Helena Stjernholm

•	Approval of Board of Directors’ fees:

•	Chairman: SEK 4,075,000 (previously SEK 4,000,000)

•	Other non-employee Board members: SEK 990,000 each (previously SEK 975,000)

•	Chairman of the Audit Committee: SEK 350,000 (unchanged)

•	Other non-employee members of the Audit Committee: SEK 250,000 each (unchanged)

•	Chairmen of the Finance and Remuneration Committees: SEK 200,000 each (unchanged)

•	Other non-employee members of the Finance and Remuneration Committees: SEK 175,000 each (unchanged)

•	Approval for part of the Directors’ fees to be paid in the form of synthetic shares

•	Approval of Guidelines for remuneration to Group management

•	Implementation of a Long-Term Variable Compensation Program 2016, including a share issue of and authorization to the Board to buy back 26,100,000 shares for the program.

The minutes from the AGM 2016 are available on Ericsson’s website.

Contact the Board of Directors

The Board of Directors Secretariat

SE-164 83 Stockholm

Sweden

boardsecretariat@ericsson.com

Annual General Meeting 2017

Ericsson’s AGM 2017 will take place on March 29, 2017, at 3 p.m. at Kistamässan in Stockholm. Further information is available on Ericsson’s website.

Ericsson Annual Report on Form 20-F 2016

Nomination Committee

The Annual General Meeting of shareholders has adopted an Instruction for the Nomination Committee that includes the tasks of the Nomination Committee and the procedures for appointing its members. The Instruction applies until the General Meeting of shareholders resolves otherwise. Under the Instruction, the Nomination Committee shall consist of:

•	Representatives of the four largest shareholders by voting power by the end of the month in which the AGM was held, and

•	The Chairman of the Board of Directors.

The Committee may also include additional members following a request by a shareholder. The request must be justified by changes in the shareholder’s ownership of shares and be received by the Nomination Committee no later than December 31 of each year. No fees are paid to the members of the Nomination Committee.

Members of the Nomination Committee

The current Nomination Committee members appointed in May 2016 are:

•	Petra Hedengran (Investor AB), Chairman of the Nomination Committee

•	Bengt Kjell (AB Industrivärden, Svenska Handelsbankens Pensionsstiftelse)

•	Johan Held (AFA Försäkring)

•	Anders Oscarsson (AMF – Försäkring och Fonder)

•	Leif Johansson, Chairman of the Board of Directors

The tasks of the Nomination Committee

The main task of the Committee is to propose Board members for election by the AGM. As member of the Nomination Committee, the Chairman of the Board of Directors fulfills an important role to inform the Committee of the Company’s strategy and future challenges. Such insights are necessary for the Committee to be able to assess the competence and experience that is required by the Board. In addition, the Committee must consider independence rules applicable to the Board of Directors and its committees.

The Nomination Committee also makes the following proposals, for resolution by the AGM:

•	Proposal for remuneration to non-employee Directors elected by the AGM and remuneration to the auditor

•	Proposal for election of auditor, whereby candidates are selected in cooperation with the Audit Committee of the Board

•	Proposal for election of Chairman at the AGM

•	Proposal of changes to the Instruction for the Nomination Committee (if any).

Work of the Nomination Committee for the AGM 2017

The Nomination Committee started its work by going through a checklist of its duties under the Code and the Instruction for the Nomination Committee and by setting a time plan for its work ahead. A good understanding of Ericsson’s business and strategy is important for the members of the Nomination Committee. Therefore, the Chairman of the Board presented his views to the Committee members on the Company’s position and strategy. During the fall of 2016, the Committee also met with Ericsson’s President and CEO, Jan Frykhammar, who presented his views in this respect.

The Committee was thoroughly informed of the results of the evaluation of the Board work and procedures, including the performance of the Chairman of the Board. On this basis, the Committee has assessed the competence and experience required by Ericsson Board members. The Nomination Committee has applied the Swedish Corporate Governance Code, section 4.1, as diversity policy and has continuously assessed the need for improvement of the composition of the Board in terms of diversity in competence, experience, age, gender and cultural/geographic background. The Nomination Committee aims to propose a composition of Board members with complementing experiences and competencies to make it possible for the Board to contribute to a positive development of Ericsson. The Nomination Committee searches for potential Board member candidates both with a long-term and a short-term perspective and always focuses on diversity to ensure that the Board get different perspectives into the Board work and considerations. The Nomination Committee also considers the need for renewal and carefully assesses whether the proposed Directors have the capability to devote necessary time and care to the Board work.

In 2016, the Committee met with the Chairman of the Audit Committee to acquaint itself with the assessments made by the Company and the Audit Committee of the quality and efficiency of external auditor work. The Audit Committee also provided its recommendations on external auditor and audit fees.

As of February 24, 2017, the current Nomination Committee has held six meetings.

Contact the Nomination Committee

Telefonaktiebolaget LM Ericsson

The Nomination Committee

c/o The Board of Directors Secretariat

SE-164 83 Stockholm

Sweden

nomination.committee@ericsson.com

Proposals to the Nomination Committee

Shareholders may submit proposals to the Nomination Committee at any time, but should do so in due time before the AGM to ensure that the proposals can be considered by the Committee. Further information is available on Ericsson’s website.

Ericsson Annual Report on Form 20-F 2016

Board of Directors

The Board of Directors is ultimately responsible for the organization of Ericsson and the management of Ericsson’s operations. The Board appoints the President and CEO who is responsible for managing the day-to-day operations in accordance with guidelines from the Board. The President and CEO ensures that the Board is updated regularly on issues of importance to Ericsson. This includes updates on business development, results, financial position and liquidity.

Directors serve from the close of one AGM to the close of the next, but can serve any number of consecutive terms.

The President and CEO may be elected a Director of the Board, but, under the Swedish Companies Act, the President of a public company may not be elected Chairman of the Board.

Conflicts of interest

Ericsson maintains rules and regulations regarding conflicts of interest. Directors are disqualified from participating in any decision regarding agreements between themselves and Ericsson. The same applies to agreements between Ericsson and any third-party or legal entity in which the Board member has an interest that may be contrary to the interests of Ericsson.

The Audit Committee oversees the procedures for related-party transactions and has implemented a pre-approval process for non-audit services carried out by the external auditor.

Composition of the Board of Directors

The current Board of Directors consists of nine Directors elected by the shareholders at the AGM 2016 for the period until the close of the AGM 2017. The former Director and President and CEO, Hans Vestberg, was also elected Director at the AGM 2016 but, on July 25, 2016, it was announced that he left his positions with Ericsson, including his Board position, effective immediately. The Board of Directors also consists of three employee representatives, each with a deputy, appointed by the trade unions for the same period of time.

Work procedure

Pursuant to the Swedish Companies Act, the Board of Directors has adopted a work procedure and Committee charters outlining rules for the distribution of tasks among the Board, its Committees and the President and CEO. This complements rules in the Swedish Companies Act and in the Articles of Association of the Company. The work procedure and the Committee charters are reviewed, evaluated and amended by the Board as required or appropriate, and are adopted by the Board at least once a year.

Independence

The Board of Directors and its Committees are subject to a variety of independence rules under applicable Swedish law, the Code and applicable US securities laws, SEC rules and the NASDAQ Stock Market Rules. Ericsson can rely on exemptions from certain US and SEC requirements and may decide to follow Swedish practices in lieu of the NASDAQ Stock Market independence rules.

The composition of the Board of Directors meets all applicable independence criteria. The Nomination Committee concluded before the AGM 2016 that, for purposes of the Code, at least six of the nominated Directors were independent from Ericsson, its senior management and its major shareholders. These were Nora Denzel, Leif Johansson, Ulf J. Johansson, Kristin S. Rinne, Kristin Skogen Lund and Sukhinder Singh Cassidy.

Structure of the work of the Board of Directors

The work of the Board follows a yearly cycle. This enables the Board to appropriately address each of its duties and to keep strategy, risk assessment and value creation high on the agenda. In addition to Board meetings, the annual work cycle of the Board includes two Board Strategic Days held in connection with Board meetings. The Board Strategic Days are described below under Training and Board Strategic Days.

As the Board is responsible for financial oversight, financial information is presented and evaluated at each Board meeting. Furthermore, the Chairman of each Committee, reports on Committee work at each Board meeting and minutes from Committee meetings are distributed to all Directors prior to the Board meetings.

At Board meetings, the President and CEO reports on business and market developments as well as on the financial performance of the Group. Strategic issues and risks are also addressed at most Board meetings. The Board is regularly informed of developments in legal and regulatory matters of importance. Board and Committee meetings may, as appropriate, be held by way of telephone or video conference, and resolutions may be taken per capsulam (unanimous written consent). Such resolutions are accounted for as Board/Committee meetings.

Ericsson Annual Report on Form 20-F 2016

The 2016 annual work cycle of the Board:

•	Fourth-quarter and full-year financial results meeting

Following the end of the calendar year, the Board held a meeting which focused on the financial results of the entire year 2015 and handled the fourth-quarter financial report.

•	Board Strategic Day

A Board Strategic Day, focusing on deepening Board member knowledge of matters of strategic importance for Ericsson, was held in connection with a Board meeting in the spring.

•	Board meeting

In March, an ordinary Board meeting was held to address various matters, including for example regular executive succession planning review.

•	Statutory Board meeting

The statutory Board meeting was held in connection with the AGM 2016. At this meeting, members of each of the three Board Commit- tees were appointed and the Board resolved on signatory powers.

•	First interim report meeting

At the next ordinary meeting, the Board handled the interim financial report for the first quarter of the year.

•	Main strategy meeting

In accordance with the annual cycle for the strategy process, a main strategy Board meeting was held, in essence dedicated to short- and long-term strategies of the Group. Following the Board’s input on, and approval of, the overall strategy, the strategy was cascaded throughout the entire organization, starting at the Global Leadership Summit held after the summer with Ericsson’s top 300 leaders.

•	Second interim report meeting

At the second interim report meeting, the Board handled the interim financial report for the second quarter of the year.

•	Follow-up strategy and risk management meeting

Following the summer, a meeting was held to address particular strategy matters in further detail and to finally confirm the Group strategy. The meeting also addressed the overall risk management of the Group.

•	Board Strategic Day

Board Strategic Day, focusing on deepening Board member knowledge of matters of strategic importance for Ericsson, was held in connection with a Board meeting in October.

•	Third interim report meeting

A Board meeting was held to handle the interim financial report for the third quarter of the year. At this meeting, the results of the Board evaluation were presented to and discussed by the Board.

•	Budget and financial outlook meeting

A meeting was held for the Board to address the budget and financial outlook as well as to further analyze internal and external risks.

Training and Board Strategic Days

New Directors receive comprehensive training tailored to their individual needs. Introductory training typically includes meetings with heads

Ericsson Annual Report on Form 20-F 2016

of business units, customer groups and Group functions, as well as training required by Nasdaq Stockholm on listing issues and insider rules. In addition, the company arranges training for Board members at regular intervals.

Bi-annual Board Strategic Days are arranged for Board members as part of ordinary Board meetings, normally spanning one full day each. The Board Strategic Days focus on combining strategy issues with making deep dives into issues of importance for the Ericsson Group. The purpose of the Board Strategic Days is to ensure that members of the Board have knowledge and understanding of the business activities of the Group, the business environment and the Group’s strategic options and challenges. Directors’ knowledge in these fields is crucial to allow well-founded Board resolutions, and to ensure that the Company takes due advantage of the different competences of the Directors. The Board Strategic Days also form an important platform for contacts between Directors and talent from different parts of Ericsson’s organization where the Board gets the opportunity to meet Ericsson employees and leaders. Such contacts and meetings are highly valued by the Board as part of the Board’s involvement in Ericsson’s talent management.

During 2016, focus areas at Board Strategic Days included cyber security, 5G, Industry and Society, IoT and Media. As a rule, the Board Strategic Days also include sustainability and corporate responsibility updates for Board members.

Auditor involvement

The Board meets with Ericsson’s external auditor in closed sessions at least once a year to receive and consider the auditor’s observations. The auditor reports to management on the accounting and financial reporting practices of the Group.

The Audit Committee also meets regularly with the auditor to receive and consider observations on the interim reports and the Annual Report. The auditor has been instructed to report on whether the accounts, the management of funds and the general financial position of the Group are presented fairly in all material respects.

In addition, the Board reviews and assesses the process for financial reporting, as described below under “Internal control over financial reporting 2016”. Combined with other steps taken internally, the Board’s and the auditor’s review of the interim and annual reports are deemed to give reasonable assurance of the effectiveness of the internal controls over financial reporting.

Work of the Board of Directors in 2016

In 2016, 13 Board meetings were held. For attendance at Board meetings, see the table on page 114.

Strategy and risk management are always high on the Board’s agenda and the bi-annual Board Strategic Days aim at providing the Board with good insight into these matters. Sustainability and corporate responsibility are increasingly important to Ericsson and are integrated into Ericsson’s business strategy.

The Board continuously monitors the international developments and their possible impact on Ericsson. Industry transformation, talent management, cybersecurity, profitability, cost reductions and efficiency gains are among the matters that have continued to be in focus within Ericsson during the year. The Board also addressed the re-organization carried out during the year, and the process to appoint a new President and CEO.

Board work evaluation

A key objective of the Board evaluation is to ensure that the Board work is functioning well. This includes gaining an understanding of the issues that the Board thinks warrant greater focus, as well as determining areas where additional competence is needed within the Board and whether the Board composition is appropriate. The evaluation also serves as guidance for the work of the Nomination Committee.

Ericsson Annual Report on Form 20-F 2016

Each year, the Chairman of the Board initiates and leads the evaluation of the Board and Committee work and procedures. Evaluation tools include detailed questionnaires and discussions. The services of an external corporate advisory firm have been retained by the Company to assist in developing questionnaires, carrying out surveys and summarizing responses.

In 2016, Directors responded to written questionnaires, covering the Director’s individual performance, Board work in general, Committee work and the Chairman’s performance. The Chairman was not involved in the development or compilation of the questionnaire which related to his performance, nor was he present when his performance was evaluated. The Chairman evaluation was coordinated by one of the Deputy Chairmen, Jacob Wallenberg. As part of the evaluation process, the Chairman of the Board also had individual discussions with each of the Directors. The results from the evaluations were presented to the Board and were thoroughly discussed. An action plan was developed to further improve the work of the Board. The Nomination Committee was informed of the results of the Board work and Chairman evaluation.

Committees of the Board of Directors

The Board of Directors has established three Committees: the Audit Committee, the Finance Committee and the Remuneration Committee. Members of each Committee are appointed for one year from amongst the Board members. In January 2017, the Board resolved to establish a fourth Board Committee for Technology and Science as from the statutory Board meeting to be held in connection with the 2017 Annual General Meeting of shareholders.

The task of the Committees is mainly to prepare matters for resolution by the Board. However, the Board has authorized each Committee to determine and handle certain issues in limited areas. It may also on occasion provide extended authorization for the Committees to determine specific matters.

If deemed appropriate, the Board of Directors and each Committee have the right to engage independent external expertise, either in general or with respect to specific matters.

Prior to the Board meetings, each Committee submits the minutes of Committee meetings to the Board and the Chairman of the Committee reports on the work of the Committee at each Board meeting.

Audit Committee

On behalf of the Board, the Audit Committee monitors the following:

•	The scope and accuracy of the financial statements

•	Compliance with legal and regulatory requirements

•	Internal control over financial reporting

•	Risk management

•	The effectiveness and appropriateness of the Group’s anti-corruption program.

The Audit Committee also reviews the annual and interim financial reports and oversees the external audit process, including audit fees.

The Audit Committee itself does not perform audit work. Ericsson’s internal audit function reports directly to the Audit Committee.

Ericsson’s external auditor is elected by the AGM. The Committee is involved in the preparatory work for the Nomination Committee to propose external auditor for election by the AGM. It also monitors Group transactions and the ongoing performance and independence of the auditor with the aim to avoid conflicts of interest.

In order to ensure the auditor’s independence, the Audit Committee has established pre-approval policies and procedures for non-audit related services to be performed by the external auditor. Pre-approval authority may not be delegated to management.

The Audit Committee also oversees Ericsson’s process for reviewing transactions with related parties and Ericsson’s whistle-blower procedures.

Ericsson Annual Report on Form 20-F 2016

Whistle-blower procedures

Ericsson’s whistle-blower tool, Ericsson Compliance Line, managed by an external service provider, can be used for reporting of alleged violations of laws or the Code of Business Ethics that:

•	are conducted by Group or local management, and

•	relate to corruption, questionable accounting or auditing matters or otherwise seriously affect vital interests of the Group or personal health and safety.

Violations reported through the Ericsson Compliance Line are handled by Ericsson’s Group Compliance Forum, consisting of representatives from Ericsson’s internal audit function, Group Function Legal Affairs, Group Security, and Group Function Human Resources. Alleged violations reported in Ericsson Compliance Line are reported to the Audit Committee. Reports include information about the incident category and a description of the report and decision and output. Investigations relating to severe alleged violations are handled by Corporate Audit’s Corporate Investigation team to secure independence. Other investigations are handled in the Regions. The Corporate Investigation team oversees these investigations as deemed appropriate.

Members of the Audit Committee

The Audit Committee consists of four Board members appointed by the Board in connection with the AGM 2016: Ulf J. Johansson (Chairman), Nora Denzel, Kristin Skogen Lund and Mikael Lännqvist (employee representative). The Board has appointed shareholder elected Board members with CEO experience to the Committee.

The composition of the Audit Committee meets all applicable independence requirements, including the conditions for reliance on an exemption for employee representatives. The Board of Directors has determined that each of Ulf J. Johansson, Nora Denzel and Kristin Skogen Lund is an audit committee financial expert, as defined under the SEC rule. Each of these three members is considered independent under applicable US securities laws, SEC rules and NASDAQ Stock Market Rules and each of them is financially literate and familiar with the accounting practices of an international company, such as Ericsson.

Work of the Audit Committee in 2016

The Audit Committee held eight meetings in 2016. Directors’ attendance is reflected in the table on page 114. During the year, the Audit Committee reviewed the scope and results of external financial audits and the independence of the external auditor. Prior to publishing it, the Committee also reviewed and discussed each interim report and the annual report with the external auditor. The Committee also reviewed the pre-approval policies and procedures to secure compliance with new EU regulations regarding audits, and monitored the external audit fees and approved non-audit-services performed by the external auditor in accordance with such policies and procedures.

The Committee approved the audit plan for the internal audit function based on among other things the annual risk assessment, and reviewed the reports of the internal audit function. The Committee also received and reviewed reports under the whistle-blower tool, Ericsson Compliance Line.

The Committee monitored the continued compliance with the Sarbanes-Oxley Act as well as the internal control and risk management process and monitored and evaluated the effectiveness and appropriateness of Ericsson’s anti-corruption program. In 2016, the Committee received training on new IFRS rules.

Finance Committee

The Finance Committee’s responsibilities include:

•	Handling matters related to acquisitions, investments and divestments

•	Handling capital contributions to Group and affiliated companies

•	Raising loans, issuing guarantees and similar undertakings, and approving financial sup- port to customers and suppliers

•	Continuously monitoring the Group’s financial risk exposure.

The Finance Committee is authorized to determine matters such as:

•	Direct or indirect financing

•	Provision of credits

•	Granting of guarantees and similar undertakings

•	Certain investments, divestments and financial commitments.

Members of the Finance Committee

The Finance Committee consists of four Board members appointed by the Board in connection with the AGM 2016: Leif Johansson (Chairman), Pehr Claesson (employee representative), Helena Stjernholm and Jacob Wallenberg. The Board has appointed shareholder elected Board members with extensive industrial and financial experience to the Committee.

Work of the Finance Committee in 2016

The Finance Committee held 13 meetings in 2016. Directors’ attendance is reflected in the table on page 114. During the year, the Finance Committee approved numerous customer finance credit arrangements and reviewed a number of potential acquisitions and divestments and real estate investments. The Finance Committee spent significant time discussing

Ericsson Annual Report on Form 20-F 2016

and securing an adequate capital structure, as well as examining cash flow and working capital performance. International developments and their impact on Ericsson are continuously monitored, as well as Ericsson’s financial position and foreign exchange and credit exposures.

Remuneration Committee

The Remuneration Committee’s responsibilities include:

•	Reviewing and preparing, for resolution by the Board, proposals on salary and other remuneration, including retirement compensation, for the President and CEO.

•	Reviewing and preparing, for resolution by the Board, proposals to the AGM on guidelines for remuneration to the Executive Leadership Team (ELT).

•	Approving proposals on salary and other remuneration, including retirement compensation, for the other members of the ELT.

•	Reviewing and preparing, for resolution by the Board, proposals to the AGM on the Long-Term Variable Compensation Program and similar equity arrangements.

In its work, the Remuneration Committee considers trends in remuneration, legislative changes, disclosure rules and the general global executive remuneration environment. It reviews salary survey data before preparing salary adjustment recommendations for the President and CEO for resolution by the Board and before approving any salary adjustments for the other members of the ELT.

Members of the Remuneration Committee

The Remuneration Committee appointed by the Board in connection with the AGM 2016 consisted of four Board members: Leif Johansson (Chairman), Börje Ekholm, Sukhinder Singh Cassidy and Karin Åberg (employee representative). Börje Ekholm left the Committee upon his appointment as President and CEO on January 16, 2017 and the Committee now consists of three Board members. The Board has appointed shareholder elected Board members to the Committee with experiences from different markets of relevance to the Group, including the Swedish and the US markets.

During the year 2016, Piia Pilv advised and assisted the Remuneration Committee as an independent expert. At its final meeting of 2016, the Remuneration Committee resolved to appoint Peter Boreham from Mercer as its independent advisor for 2017.

Work of the Remuneration Committee in 2016

The Remuneration Committee held seven meetings in 2016. Director’s attendance is reflected in the table on page 114.

The Remuneration Committee reviewed and prepared a proposal for the Long-Term Variable Compensation program (LTV) 2016 for resolution by the Board and further approval by the AGM 2016. It further resolved on salaries and Short-Term Variable remuneration for 2016 for the members of the ELT and prepared proposals regarding remuneration to the President and CEO for resolution by the Board. It also prepared guidelines for remuneration to the ELT for resolution by the Board and subsequent referral to the AGM for approval. With several changes to the ELT during 2016, the Remuneration Committee has also resolved on salaries and Short-Term Variable remuneration for individuals joining the ELT.

During the latter part of 2016, the Remuneration Committee reviewed the current LTV structure and executive remuneration. The resulting proposals on LTV and guidelines for remuneration to the ELT will be referred to the AGM 2017 for resolution.

For further information on fixed and variable remuneration, please see Notes to the consolidated financial statements – Note C28 “Information regarding members of the Board of Directors, the Group management and employees” and the “Remuneration Report” included in the Annual Report.

Ericsson Annual Report on Form 20-F 2016

Directors’ attendance and fees 2016

	Fees resolved by the AGM 2016			Number of Board/Committee meetings attended in 2016
Board member	Board fees, SEK 1)		Committee fees, SEK	Board	Audit Committee	Finance Committee	Remuneration Committee
Leif Johansson	4,075,000		400,000	13		13	7
Anders Nyrén 2)	—		—	2		4
Helena Stjernholm 3)4)	990,000		175,000	11		9
Jacob Wallenberg	990,000		175,000	12		13
Roxanne S. Austin 5)	—		—	2			2
Nora Denzel 6)	990,000		250,000	13	5
Börje Ekholm 7)	742,500		131,250	12			7
Alexander Izosimov 8)	—		—	2	3
Ulf J. Johansson	990,000		350,000	13	8
Kristin Skogen Lund	975,000		250,000	13	8
Kristin S. Rinne 3)	990,000		—	11
Sukhinder Singh Cassidy 9)	990,000		175,000	13			5
Hans Vestberg 10)	—		—	7
Pehr Claesson	39,000	11)	—	13		13
Mikael Lännqvist	31,500	11)	—	13	8
Karin Åberg	30,000	11)	—	13			7
Zlatko Hadzic	18.000	11)	—	12
Kjell-Åke Soting	19,500	11)	—	13
Roger Svensson	19,500	11)	—	13

Total number of meetings				13	8	13	7

1)	Non-employee Directors can choose to receive part of their Board fee (exclusive of Committee fees) in the form of synthetic shares.
2)	Resigned from the Board and from the Finance Committee as of April 13, 2016.
3)	Elected member of the Board at the AGM held on April 13, 2016.
4)	Appointed member of the Finance Committee as of April 13, 2016.
5)	Resigned from the Board and from the Remuneration Committee as of April 13, 2016.
6)	Appointed member of the Audit Committee as of April 13, 2016.
7)	Board member remuneration resolved by the AGM is only for non-employee Directors elected by the shareholders. Since January 16, 2017, Börje Ekholm is employed by the Company and his Board and Committee remuneration have been adjusted accordingly.
8)	Resigned from the Board and from the Audit Committee as of April 13, 2016.
9)	Appointed member of the Remuneration Committee as of April 13, 2016.
10)	Resigned from the Board as of July 25, 2016. Board member remuneration resolved by the AGM is only for non-employee Directors elected by the shareholders. Hans Vestberg was employed by the Company.
11)	Employee representative Board members and their deputies are not entitled to a Board fee, but instead get paid compensation in the amount of SEK 1,500 per attended Board and Committee meeting.

Remuneration to Board members

Remuneration to Board members not employed by the Company is proposed by the Nomination Committee for resolution by the AGM.

The AGM 2016 approved the Nomination Committee’s proposal for fees to non-employee Board members for Board and Committee work. For further information on Board of Directors’ fees 2016, please refer to Notes to the consolidated financial statements—Note C28 “Information regarding members of the Board of Directors, the Group management and employees” in the Annual Report.

The AGM 2016 also approved the Nomination Committee’s proposal that Board members may be paid part of their Board fee in the form of synthetic shares. A synthetic share gives the right to receive a future cash payment of an amount which corresponds to the market value of a Class B share in Ericsson at the time of payment. The Director’s right to receive payment with regard to allocated synthetic shares occurs, as a general rule, after the publication of the Company’s year-end financial statement during the fifth year following the General Meeting that resolved on the allocation of the synthetic shares. The purpose of paying part of the Board of Directors’ fee in the form of synthetic shares is to further align the Directors’ interests with shareholder interests. For more information on the terms and conditions of the synthetic shares, please refer to the notice convening the AGM 2016 and to the minutes from the AGM 2016, which are available at Ericsson’s website.

Ericsson Annual Report on Form 20-F 2016

Members of the Board of Directors

Board members elected by the AGM 2016

Leif Johansson (first elected 2011)

Chairman of the Board of Directors, Chairman of the Remuneration Committee and of the Finance Committee

Born 1951. Master of Science in Engineering, Chalmers University of Technology, Gothenburg, Sweden.

Board Chairman: Astra Zeneca PLC.

Board Member: Autoliv, Inc., Ecolean AB and The Confederation of Swedish Enterprise.

Holdings in Ericsson: 103,933 Class B shares 1).

Principal work experience and other information: Member of the European Round Table of Industrialists since 2002, and served as its Chairman 2009–2014. President of the Royal Swedish Academy of Engineering Sciences since 2012. Chairman of the International Advisory Board of the Nobel Foundation. President and CEO of AB Volvo 1997–2011. Executive Vice President of AB Electrolux 1988–1991, President 1991–1994 and President and CEO of AB Electrolux 1994–1997. Holds honorary Doctorates at Blekinge Institute of Technology, the University of Gothenburg and Chalmers University of Technology. Awarded the Large Gold Medal of the Royal Swedish Academy of Engineering Sciences in 2011.

Helena Stjernholm (first elected 2016)

Deputy Chairman of the Board of Directors, Member of the Finance Committee

Born 1970. Master of Science in Business Administration, Stockholm School of Economics, Sweden.

Board Member: AB Industrivärden, AB Volvo and Sandvik AB.

Holdings in Ericsson: 20,060 Class B shares 1), and 11,093 synthetic shares 2).

Principal work experience and other information: President and CEO of AB Industrivärden since 2015. Partner in the private equity firm IK Investment Partners (2008–2015), with responsibility for the Stockholm office from 2011 to 2015. Investment Manager at IK Investment Partners (1998–2008). Previous experience as consultant for Bain & Company (1997–1998).

Jacob Wallenberg (first elected 2011)

Deputy Chairman of the Board of Directors, Member of the Finance Committee

Born 1956. Bachelor of Science in Economics and Master of Business Administration, Wharton School, University of Pennsylvania, USA. Officer of the Reserve, Swedish Navy.

Board Chairman: Investor AB.

Deputy Board Chairman: SAS AB, ABB Ltd, FAM and Patricia Industries.

Board Member: The Knut and Alice Wallenberg Foundation, the Stockholm School of Economics and The Confederation of Swedish Enterprise.

Holdings in Ericsson: 227,703 Class B shares 1), and 25,186 synthetic shares 2).

Principal work experience and other information: Chairman of the Board of Investor AB since 2005. President and CEO of SEB in 1997 and Chairman of SEB’s Board of Directors 1998–2005. Executive Vice President and CFO of Investor AB 1990–1993. Honorary Chairman of IBLAC (Mayor of Shanghai’s International Business Leaders Advisory Council) and member of The European Round Table of Industrialists.

The Board memberships and holdings in Ericsson reported above are as of December 31, 2016.

1)	The number of shares includes holdings by related persons, as well as holdings of any ADS, if applicable.
2)	Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment. Please see page 114 for further information.

Ericsson Annual Report on Form 20-F 2016

Nora Denzel (first elected 2013)

Member of the Audit Committee

Born 1962. Master of Business Administration, Santa Clara University, USA. Bachelor of Science in Computer Science, State University of New York, USA.

Board Member: Advanced Micro Devices, Inc.

Holdings in Ericsson: 3,850 Class B shares1), and 5,489 synthetic shares2).

Principal work experience and other information: CEO (interim) of Outerwall Inc. (January 2015 – August 2015). Senior Vice President Big Data, Marketing and Social Product Design and General Manager QuickBooks Payroll Division (2008–2012). Previous positions include Senior Vice President and General Manager of HP’s Global Software, Storage and Consulting Divisions (2000–2006), Senior Vice President Product Operations Legato Systems (bought by EMC) and various engineering, marketing and executive positions at IBM. Non-Profit board member of the Anita Borg Institute and the Northern California Chapter of the National Association of Corporate Directors (NACD). Industrial Advisor to the Private Equity Firm EQT.

Börje Ekholm (first elected 2006)

Member of the Remuneration Committee (until January 15, 2017)

Born 1963. Master of Science in Electrical Engineering, KTH Royal Institute of Technology, Stockholm, Sweden. Master of Business Administration, INSEAD, France.

Board Chairman: NASDAQ OMX Group Inc. and KTH Royal Institute of Technology.

Board Member: Alibaba, Inc. and Trimble Inc.

Holdings in Ericsson: 1,030,760 Class B shares1), 2,000,000 call options, and 43,679 synthetic shares2).

Principal work experience and other information: President and CEO of Telefonaktiebolaget LM Ericsson since January 16, 2017. CEO of Patricia Industries, a division within Investor AB (2015 – January 15, 2017). President and CEO of Investor AB (2005–2015). Formerly Head of Investor Growth Capital Inc. and New Investments. Previous positions at Novare Kapital AB and McKinsey & Co Inc. Member of the Board of Trustees of Choate Rosemary Hall.

Ulf J. Johansson (first elected 2005)

Chairman of the Audit Committee

Born 1945. Doctor of Technology and Master of Science in Electrical Engineering, KTH Royal Institute of Technology, Stockholm, Sweden.

Board Chairman: Acando AB, Eurostep Group AB and Trimble Inc.

Holdings in Ericsson: 6,435 Class B shares1).

Principal work experience and other information: Founder of Europolitan Vodafone AB, where he was the Chairman of the Board 1990–2005. Previous positions at Spectra-Physics AB as President and CEO and at Ericsson Radio Systems AB. Member of the Royal Swedish Academy of Engineering Sciences.

The Board memberships and holdings in Ericsson reported above are as of December 31, 2016.

1)	The number of shares includes holdings by related persons, as well as holdings of any ADS, if applicable.
2)	Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment. Please see page 114 for further information.

Ericsson Annual Report on Form 20-F 2016

Kristin Skogen Lund (first elected 2013)

Member of the Audit Committee

Born 1966. Master of Business Administration, INSEAD, France. Bachelor in International Studies and Business Administration, University of Oregon, USA.

Board Chairman: The Oslo Philharmonic Orchestra.

Holdings in Ericsson: 11,990 synthetic shares2).

Principal work experience and other information: Director General of the Confederation of Norwegian Enterprise (NHO) since 2012. Executive Vice President and Head of Digital Services and Broadcast and Executive Vice President and Head of Nordic Region, Group Executive Management at Telenor (2010–2012). Previous positions include Chief Executive Officer and Commercial Director at Aftenposten, Chief Executive Officer at Scanpix, Managing Director and Editor in Chief at Scandinavia Online, and several positions at the Coca-Cola Company, Unilever and Norges Eksportråd.

Kristin S. Rinne (first elected 2016)

Born 1954. Bachelor of Arts, Washburn University, USA.

Board Member: None.

Holdings in Ericsson: 7,395 synthetic shares2).

Principal work experience and other information: Previously Senior Vice President, Network Technology, Network Architecture & Planning, at AT&T (2007–2014). CTO of Cingular Wireless (2005–2007) and VP Technology & New Product Development of Cingular Wireless (2000–2005). Previous positions within Southwestern Bell and SBC (1976–2000). Non-profit Board member of Curing Kids Cancer, Washburn University Foundation and Wycliffe Associates.

Sukhinder Singh Cassidy (first elected 2015)

Member of the Remuneration Committee

Born 1970. Bachelor of Arts Degree in Honors Business Administration from the Richard Ivey School of Business, University of Western Ontario, Canada.

Board Chairman: Joyus.com.

Board Member: Tripadvisor LLC.

Holdings in Ericsson: 6,210 synthetic shares2).

Principal work experience and other information: Founder, CEO and Chairman of Joyus.com since 2011. Founder of Choose-Possibility Inc. (a benefit corporation focused on gender diversity in the tech industry). CEO of Polyvore, Inc. 2010, CEO-in-Residence of Accel Partners 2009–2010, senior executive positions with Google Inc., 2003–2009, including President, Asia-Pacific and Latin America Sales & Operations, Vice President Asia-Pacific and Latin America, and General Manager, Local Search & Content Partnerships. Previous positions with Yodlee.com, Amazon.com, British Sky Broadcasting Group and Merrill Lynch.

The Board memberships and holdings in Ericsson reported above are as of December 31, 2016.

1)	The number of shares includes holdings by related persons, as well as holdings of any ADS, if applicable.
2)	Since 2008, the AGM has each year resolved that part of the Board fee may be received in the form of synthetic shares. A synthetic share is a right to receive in the future a payment corresponding to the value of the Class B share in Ericsson at the time of payment. Please see page 114 for further information.

Ericsson Annual Report on Form 20-F 2016

Board members and deputies appointed by the trade unions

Pehr Claesson (first appointed 2008)

Employee representative, Member of the Finance Committee

Born 1966. Appointed by the union The Swedish Association of Graduate Engineers.

Holdings in Ericsson: 2,955 Class B shares1).

Employed since 1997. Has currently an industry marketing position within Group Function Marketing and Communications, IT & Cloud.

Mikael Lännqvist (first appointed 2015)

Employee representative, Member of the Audit Committee

Born 1969. Appointed by the union IF Metall.

Holdings in Ericsson: 1,552 Class B shares1).

Employed since 1995. Working as Analysis Technician within Business Unit Network Products.

Karin Åberg (first appointed 2007)

Employee representative, Member of the Remuneration Committee

Born 1959. Appointed by the union Unionen.

Holdings in Ericsson: 4,596 Class B shares1).

Employed since 1998. Working as a Service Engineer within the IT organization.

Zlatko Hadzic (first appointed 2015)

Deputy employee representative

Born 1970. Appointed by the union IF Metall.

Holdings in Ericsson: None1).

Employed since 2010. Working as NPI Operator within Business Unit Network Products.

Kjell-Åke Soting (first appointed 2016)

Deputy employee representative

Born 1963. Appointed by the union Unionen.

Holdings in Ericsson: 2,797 Class B shares1).

Employed since 1996. Working as EMS Manager within Business Unit Network Products

Roger Svensson (first appointed 2011)

Deputy employee representative

Born 1971. Appointed by the union The Swedish Association of Graduate Engineers.

Holdings in Ericsson: 16,333 Class B shares1).

Employed since 1999. Working as Global Process Architect for Test within Business Unit Network Products.

Hans Vestberg was the only Director who held an operational management position at Ericsson in 2016. On July 25, 2016, Hans Vestberg left the Board. As of January 16, 2017, Börje Ekholm has been appointed President and CEO.

Roxanne S. Austin, Alexander Izosimov and Anders Nyrén left the Board in connection with the AGM 2016 and Helena Stjernholm and Kristin S. Rinne were elected new members of the Board at the AGM 2016.

1)	The number of shares reflects ownership as of December 31, 2016 and includes holdings by related persons, as well as holdings of any ADS, if applicable.

Ericsson Annual Report on Form 20-F 2016

Management

The President/CEO and the Executive Leadership Team

The Board of Directors appoints the President and CEO and the Executive Vice Presidents. The President and CEO is responsible for the management of day-to-day operations and is supported by the other members of the Executive Leadership Team (ELT). The ELT members as of December 31, 2016, are presented on pages 123–127 together with the new CEO appointed as of January 16, 2017.

The role of the ELT is to:

•	Establish a strong corporate culture, a long-term vision and Group strategies and policies, all based on objectives stated by the Board.

•	Determine targets for operational units, allocate resources and monitor unit performance.

•	Secure operational excellence and realize global synergies through efficient organization of the Group.

During 2016, many new appointments to the ELT were made following the re-organization effective July 1, 2016. During 2016, the ELT had a great focus on strategy execution and on ensuring due implementation of the re-organization throughout Ericsson. Execution of the cost-efficiency program has also been a prioritized area.

Remuneration to the Executive Leadership Team

Guidelines for remuneration to the ELT were approved by the AGM 2016. For further information on fixed and variable remuneration, see the Remuneration Report and Notes to the consolidated financial statements – Note C28, “Information regarding members of the Board of Directors, the Group management and employees” in the Annual Report.

The Ericsson Group Management System

Ericsson has one global management system, known as the Ericsson Group Management System (EGMS) to drive corporate culture and to ensure that the business is managed:

•	To fulfill the objectives of Ericsson’s major stakeholders (customers, shareholders, employees).

•	Within established risk limits and with reliable internal control.

•	In compliance with relevant applicable laws, listing requirements, governance codes and corporate responsibilities.

The EGMS is a framework consisting of rules and requirements for Ericsson’s business, specified through process and organization descriptions, policies, directives and instructions. The management system is applied in all Ericsson’s operations globally, and its consistency and global reach is designed to build trust in the way Ericsson works. The EGMS is founded on ISO 9001 (international standard for quality management systems) but is designed as a dynamic governance system, enabling Ericsson to adapt the system to evolving demands and expectations, including new legislation as well as customers’ and other stakeholders’ requirements. Ericsson does not implement external requirements without analyzing them and putting them into the Ericsson context.

The EGMS comprises three elements:

•	Management and control

•	Ericsson business processes

•	Organization and resources.

Management and control

Ericsson’s strategy and target-setting processes consider the demands and expectations of customers as well as other key stakeholders. Ericsson uses balanced scorecards as tools for translating strategic objectives into a set of performance indicators for its operational units. Based on annual strategy work, these scorecards are updated with targets for each unit for the next year and are communicated throughout the organization.

Group-wide policies and directives govern how the organization works and are core elements in managing and controlling Ericsson. The Group Policies and Directives include, among other things, a Code of Business Ethics, a Code of Conduct and accounting and reporting directives to fulfill external reporting requirements.

Ericsson Annual Report on Form 20-F 2016

Ericsson has a Group Steering Documents Committee for purposes of aligning policies and directives with Group strategies, values and structures.

Ericsson business processes

As a market leader, Ericsson utilizes the competitive advantages that are gained through global scale and has implemented common processes and IT tools across all operational units worldwide. Customer requirements are identified, clarified and formalized in Ericsson Business Processes where requirements transform from theory to practice. Ericsson attempts to reduce costs with efficient and effective process flows and with standardized internal controls and performance indicators.

Organization and resources

Ericsson is operated in two dimensions: one operational structure and one legal structure. The operational structure aligns accountability and authority regardless of country borders and supports the process flows with cross-country operations. In the operational structure, Ericsson is organized in group functions, segments, business units, customer groups and regions. The legal structure is the basis for legal requirements and responsibility as well as for tax and statutory reporting purposes. There are more than 200 legal entities within the Ericsson Group with approximately 80 branch offices with representation (via legal entities, branch and representative offices) in more than 150 countries.

Chief Compliance Officer

Ericsson has a Chief Compliance Officer (CCO), reporting to the Chief Legal Officer. The CCO’s responsibilities among other things include to further develop Ericsson’s anti-corruption program and the CCO regularly reports to the Audit Committee. Attention from senior-management level on anti-corruption and compliance is crucial, as is ensuring that these matters are addressed from a cross-functional perspective. Ericsson’s anti-corruption program is reviewed and evaluated by the Audit Committee at least annually.

Audits, assessments and certification

The purpose of audits and assessments is to determine levels of compliance and to provide valuable information for understanding, analyzing and continually improving performance. Management monitors compliance with policies, directives and processes through internal self-assessment within all units. This is complemented by internal and external audits.

Due to demands and requirements from customers and other external stakeholders, Ericsson sometimes needs to take decisions on certification in order to stay competitive in the market. Certification means that Ericsson’s interpretation of standards or requirements are confirmed by a third-party assessment.

As the EGMS is a global system, group-wide certificates are issued by a third-party certification body proving that the system is efficient throughout the whole organization. Ericsson is currently globally certified to ISO 9001 (Quality), ISO 14001 (Environment) and OHSAS 18001 (Health & Safety). Selected Ericsson units are also certified to additional standards, for example ISO 27001 (Information Security) and TL 9000 (telecom-specific standard). EGMS is also audited within the scope of the audit plan of Ericsson’s internal audit function.

Ericsson’s external financial audits are performed by PricewaterhouseCoopers, and ISO/ management system audits are performed by EY. Internal audits are performed by the company’s internal audit function which reports to the Audit Committee.

Ericsson conducts audits of suppliers in order to secure compliance with Ericsson’s Code of Conduct, which includes rules that suppliers to the Ericsson Group must comply with.

Risk management

Ericsson’s risk management is integrated into the operational processes of the business, and is a part of the EGMS to ensure accountability, effectiveness, efficiency, business continuity and compliance with corporate governance, legal and other requirements. The Board of Directors also oversees the Company’s risk management. Risks related to long-term objectives for Ericsson’s business units and customer groups are discussed and strategies are formally approved by the Board as part of the annual strategy process. Risks related to annual targets for the Company are also reviewed by the Board and then monitored continuously during the year. Certain transactional risks require specific Board approval, e.g. acquisitions, divestments management remuneration, borrowing or customer finance in excess of pre-defined limits.

Operational, financial and compliance risks

Operational and financial risk

Operational risks are owned and managed by operational units. Risk management is embedded in various process controls, such as decision tollgates and approvals. Certain cross-process risks are centrally coordinated, such as information security, IT security, corporate responsibility and business continuity and insurable risks. Financial risk management is governed by a Group policy and carried out by the Treasury and Customer Finance functions, both supervised by the Finance Committee. The policy governs risk exposures related to foreign exchange, liquidity/financing, interest rates, credit risk and market price risk in equity instruments.

Ericsson Annual Report on Form 20-F 2016

For further information on financial risk management, see Notes to the consolidated financial statements – Note C14, “Trade receivables and customer finance,” Note C19, “Interest-bearing liabilities” and Note C20, “Financial risk management and financial instruments” in the Annual Report.

Compliance risks

Ericsson has implemented Group policies and directives in order to comply with applicable laws and regulations, as well as its Code of Business Ethics and Code of Conduct. Risk management is integrated in the Company’s business processes. Policies and controls are implemented to comply with financial reporting standards and stock market regulations.

Risk mitigation

Examples of significant activities to mitigate risks are:

•	Conducting regular supplier Code of Conduct audits

•	Continuously assessing and managing risks relating to Corporate Responsibility including anti-corruption

•	Conducting business continuity management in an efficient way

•	Continuously monitoring information systems to guard against data breaches

•	Reviewing top risks and mitigating actions in regular monthly reporting and at various internal governance meetings

Strategic and tactical risks

Strategic risks constitute the highest risk to the Company if not managed properly as they could have a long-term impact. Ericsson therefore reviews its long-term objectives, main strategies and business scope on an annual basis and continuously works on its tactics to reach these objectives and to mitigate any risks identified.

Objectives are set for three to five years in the annual strategy process and for one year in the target setting process. Risks are assessed and strategies are developed to achieve the objectives. The strategy process in the Company is well established and involves regions, business units, customer groups and group functions. The strategy is summarized and discussed in a yearly Leadership Summit with approximately 300 leaders from all parts of the business attending. By involving all parts of the business in the process, potential risks are identified early and mitigating actions can be incorporated in the strategy and in the annual target-setting process following the finalization of the strategy.

Key components in the evaluation of risk related to Ericsson’s long-term objectives include for example technology development, cyber security related matters, industry and market fundamentals, the development of the economy, the political and international environment, health and environmental aspects and laws and regulations.

The outcome of the strategy process forms the basis for the annual target-setting process,

Ericsson Annual Report on Form 20-F 2016

which involves regions, business units, customer groups and group functions. Risks related to the targets are identified as part of this process together with actions to mitigate the identified risks. Follow-up of targets, risks and mitigating actions are reported and discussed continuously in internal governance meetings and are reviewed by the Board of Directors.

Ericsson continuously strives to improve its risk management and believes that it is important that the entire global organization takes part in the risk management and strategy work. For more information on risks related to Ericsson’s business, see the chapter “Risk factors” in the Annual Report.

Example of risk heat map document

Risk heat maps are generated by business units, regions and Group functions in four risk categories:

•	Industry & market

•	Commercial

•	Operational

•	Compliance

Ericsson Annual Report on Form 20-F 2016

Members of the Executive Leadership Team

Börje Ekholm

President and CEO since January 16, 2017

Born 1963. Master of Science in Electrical Engineering, KTH Royal Institute of Technology, Stockholm, Sweden. Master of Business Administration, INSEAD, France.

Board Chairman: NASDAQ OMX Group Inc. and KTH Royal Institute of Technology

Board Member: Telefonaktiebolaget LM Ericsson, Alibaba, Inc. and Trimble Inc.

Holdings in Ericsson: 1,030,760 Class B shares1), 2,000,000 call options, and 43,679 synthetic shares.

Background: President and CEO of Telefonaktiebolaget LM Ericsson since January 16, 2017. CEO of Patricia Industries, a division within Investor AB (2015 – January 15, 2017). President and CEO of Investor AB (2005–2015). Formerly Head of Investor Growth Capital Inc. and New Investments. Previous positions at Novare Kapital AB and McKinsey & Co Inc. Member of the Board of Trustees of Choate Rosemary Hall.

Jan Frykhammar

Executive Vice President and Advisor to the CEO (since January 16, 2017) and President and CEO (July 25, 2016 – January 15, 2017) and Head of Segment Networks (July 25, 2016 – December 31, 2016)

Born 1965. Bachelor of Business Administration and Economics, University of Uppsala, Sweden.

Board Member: Attendo AB, Confederation of Swedish Enterprises, the Swedish International Chamber of Commerce and Teknikföretagen.

Holdings in Ericsson:1) 62,340 Class B shares.

Background: Executive Vice President and Head of Group Function Finance (2009–2016). Previously Senior Vice President and Head of Business Unit Global Services. Various previous positions within Ericsson including Sales and Business Control in Business Unit Global Services, CFO in North America and Vice President, Finance and Commercial within the Global Customer Account Vodafone.

Magnus Mandersson

Executive Vice President (since 2011), Advisor to the CEO (since July 1, 2016) and Head of Segment and Business Unit Global Services (2010–December 31, 2016)

Born 1959. Bachelor of Business Administration, University of Lund, Sweden.

Board Member: Lund University and the Supervisory Council of Interogo Foundation.

Holdings in Ericsson:1) 53,920 Class B shares.

Background: Head of Business Unit Global Services (2010–2016). Previously Head of Business Unit CDMA, Market Unit Northern Europe, Global Customer Account Deutsche Telekom AG and Product Area Managed Services. Previously also President and CEO of SEC/Tele2 Europe and COO of Millicom International Cellular S.A.

MajBritt Arfert

Acting Senior Vice President, Chief Human Resources Officer and Head of Group Function Human Resources (since November 15, 2016)

Born 1963. Bachelor of Human Resources, University of Gothenburg, Sweden.

Board Member: None.

Holdings in Ericsson:1) 18,681 Class B shares.

Background: Head of Human Resources Ericsson Sweden since September 2015. Previously Vice President and Head of Human Resources Business Unit Support Solutions (2007–2015). Previous positions include various Human Resources positions, including Head of Human Resources for Sony Ericsson in Germany (2001–2004).

Changes in the Executive Leadership Team

Effective January 16, 2017, the Director Börje Ekholm was appointed new President and CEO of Ericsson replacing Jan Frykhammar who assumed the role on July 25, 2016, when the former President and CEO, Hans Vestberg, left his position. Effective January 16, 2017, Jan Frykhammar assumed the role as Executive Vice President and Advisor of the CEO .

Bina Chaurasia left her role as Chief Human Resources Officer and Head of Group Function Human Resources, effective November 15, 2016, and was replaced by MajBritt Arfert who has been acting in that role since that date.

Ulf Ewaldsson was appointed Chief Technology Officer and Head of Strategy on September 20, 2016, and former Chief Strategy Officer, Rima Qureshi was appointed Head of Region North America on July 1, 2016.

The Board memberships and Ericsson holdings reported above are as of December 31, 2016.

1)	The number of shares includes holdings by related persons, as well as holdings of any ADS, if applicable.

Ericsson Annual Report on Form 20-F 2016

Arun Bansal

Senior Vice President and Head of Business Unit Network Products (since July 1, 2016)

Born 1968. Bachelor of Engineering (Electronics) University of Jiwaji and Postgraduate Diploma in Marketing, Indira Gandhi National Open University, India.

Board Member: OPCOM Cables Sdn Bhd, Malaysia.

Holdings in Ericsson:1) 35,000 Class B shares.

Background: Previously Senior Vice President and Head of Business Unit Radio. Joined Ericsson in 1995 and has held various senior positions in the company, including Head of Region South East Asia and Oceania and Country Manager in Indonesia and Bangladesh.

Per Borgklint

Senior Vice President, Chief Innovation Officer, Head of Business United Media (since July 1, 2016) and Head of Segment Support Solutions (2011–December 31, 2016)

Born 1972. Master of Science in Business Administration, Jönköping International Business School, Sweden.

Board Member: None.

Holdings in Ericsson:1) 7,583 Class B shares.

Background: Senior Vice President and Head of Business Unit Support Solutions (2011–2016). Previously CEO of Net1 (Ice. net), Canal Plus Nordic and Versatel. Has also previously held several leading positions at Tele2.

Ulf Ewaldsson

Senior Vice President, Chief Technology Officer, Head of Strategy and Head of Group Function Strategy and Technology (since September 20, 2016)

Born 1965. Master of Science in Engineering and Business Management, Linköping Institute of Technology, Sweden.

Board Member: KTH Royal Institute of Technology, Sweden, Assa Abloy AB, and TM Forum.

Holdings in Ericsson:1) 44,421 Class B shares.

Background: Chief Technology Officer and Head of Group Function Technology (2012 – September 19, 2016). Joined Ericsson in 1990 and has held various managerial positions within Ericsson, including Head of Product Area Radio within Business Unit Networks. Member of the European Cloud Partnership Steering Board.

Niklas Heuveldop

Senior Vice President, Chief Customer Officer and Head of Group Function Sales (since July 1, 2016)

Born 1968. Master of Science in Industrial Engineering and Management, the Linköping Institute of Technology, Sweden.

Board Member: The Swedish-American Chamber of Commerce New York.

Holdings in Ericsson:1) 8,241 Class B shares.

Background: Previous positions include Head of Global Customer Unit AT&T and a series of senior leadership positions across Ericsson, including Head of Market Unit Central America and Caribbean. Previously CEO of ServiceFactory and COO of WaterCove Networks.

Mats H. Olsson (former Head of Ericsson Asia-Pacific) left ELT on May 18, 2017. In connection with the re-organization, effective July 1, 2016, the following former ELT members left the ELT: Angel Ruiz (former Head of Region North America), Anders Thulin (former Chief Information Officer and Head of Group Function Business Excellence and Common Functions) and Jan Wäreby (former Head of Group Function Sales).

In connection with the announcement of the appointment of Börje Ekholm as new President and CEO of Ericsson, Investor AB and AB Industrivärden, shareholders in Ericsson, announced that both companies were to enter into an option agreement with Börje Ekholm on market terms (valuation conducted, using the Black & Scholes model, by an independent third party) under which each of them would issue 1,000,000 call options to Börje Ekholm. Under these agreements, Börje Ekholm has purchased in total 2,000,000 call options issued by the shareholders, for a purchase price of SEK 0.49 per call option. Each call option entitles the purchase of one Ericsson B share from the shareholders at a strike price of SEK 80 per share during one year after a seven-year period. See Notes to the consolidated financial statements – Note C28 “Information regarding members of the Board of Directors, the Group management and employees” in the Annual Report for further information.

The Board memberships and Ericsson holdings reported above are as of December 31, 2016.

1)	The number of shares includes holdings by related persons, as well as holdings of any ADS, if applicable.

Ericsson Annual Report on Form 20-F 2016

Members of the Executive Leadership Team, cont.

Chris Houghton

Senior Vice President and Head of Region North East Asia (since August 2015)

Born 1966. Bachelor of Law, Huddersfield Polytechnic, England.

Board Member: None.

Holdings in Ericsson:1) 21,584 Class B shares.

Background: Previously Head of Region India and Head of Customer Unit UK and Ireland. Has also previously held management positions within Ericsson in China, Hungary, India, Ireland, Japan, Sweden and the UK.

Fredrik Jejdling

Senior Vice President and Head of Business Unit Network Services (since July 1, 2016)

Born 1969. Master of Science in Economics and Business Administration, Stockholm School of Economics, Sweden.

Board Member: None.

Holdings in Ericsson:1) 8,989 Class B shares.

Background: Previously Head of Region Sub-Saharan Africa. Has held a variety of positions in commercial operations and financials, including Head of Region India, and Head of Sales and Finance for Business Unit Global Services. Previous positions include senior positions with LUX Asia Pacific and Tele2 Group.

Anders Lindblad

Senior Vice President and Head of Business Unit IT & Cloud Products (since July 1, 2016)

Born 1968. Master of Science in Industrial Engineering and Management, Linköping University, Sweden.

Board Member: LUISS Business School, Rome, Italy.

Holdings in Ericsson:1) 30,766 Class B shares.

Background: Previously Senior Vice President and Head of Business Unit Cloud & IP, and Head of Region Middle East. Has held a variety of international positions in business development and commercial operations. Has previously served as a fighter pilot and air force engineer in the Swedish Air Force.

Nina Macpherson

Senior Vice President, Chief Legal Officer, Head of Group Function Legal Affairs and secretary to the Board of Directors (since 2011)

Born 1958. Master of Laws, LL.M., University of Stockholm, Sweden.

Board Member: The Association for Swedish Listed Companies and the Arbitration Institute of the Stockholm Chamber of Commerce (SCC).

Holdings in Ericsson:1) 33,375 Class B shares.

Background: Previously Vice President and Deputy Head of Group Function Legal Affairs at Ericsson. Previous positions also include private practice and in-house attorney. Member of the Swedish Securities Council.

The Board memberships and Ericsson holdings reported above are as of December 31, 2016.

1)	The number of shares includes holdings by related persons, as well as holdings of any ADS, if applicable.

Ericsson Annual Report on Form 20-F 2016

Carl Mellander

Acting Chief Financial Officer and Head of Group Function Finance and Common Functions (since July 25, 2016)

Born 1964. Bachelor of Business Administration and Economics, University of Stockholm, Sweden.

Board Member: Swedish Association of Corporate Treasurers.

Holdings in Ericsson:1) 22,127 Class B shares.

Background: Previously Vice President and Head of Treasury at Ericsson. Has previously held various positions within finance and business control within Ericsson, including Head of Finance in Region Western and Central Europe (2010–2015), and prior to that Head of Finance for Market Unit Northern Europe.

Helena Norrman

Senior Vice President, Chief Marketing and Communications Officer and Head of Group Function Marketing and Communications (since 2014)

Born 1970. Master of International Business Administration, Linköping University, Sweden.

Board Member: None.

Holdings in Ericsson:1) 29,588 Class B shares.

Background: Senior Vice President and Head of Group Function Communications (2011–2014). Previously Vice President, Communications Operations at Group Function Communications. Has held various positions within Ericsson’s global communications organization since 1998. Previous positions as communications consultant.

Jean-Philippe Poirault

Senior Vice President and Head of Business Unit IT & Cloud Services (since July 1, 2016)

Born 1965. Master’s degrees from École supérieure d’électricité (CentraleSupelec Group) and ESTP Paris, France.

Board Member: None.

Holdings in Ericsson:1) 1,406 Class B shares.

Background: Previously Head of Consulting and Systems Integration, Business Unit Global Services, and Head of Strategy & Portfolio Innovation. Prior to joining Ericsson in 2011, President of Alcatel-Lucent’s Multimedia, IT and Telecom Service Business Unit.

Rima Qureshi

Senior Vice President and Head of Region North America (since July 1, 2016)

Born 1965. Bachelor of Information Systems and Master of Business Administration, McGill University, Montreal, Canada.

Board Member: MasterCard Incorporated and Great-West Lifeco Inc.

Holdings in Ericsson:1) 15,165 Class B shares.

Background: Previously Chief Strategy Officer and Head of Group Function Strategy (2014 September 19, 2016). Has held various positions within Ericsson since 1993 including Senior Vice President Strategic Projects (2013–2014), and Head of Business Unit CDMA Mobile Systems (2010–2012).

The Board memberships and Ericsson holdings reported above are as of December 31, 2016.

1)	The number of shares includes holdings by related persons, as well as holdings of any ADS, if applicable.

Ericsson Annual Report on Form 20-F 2016

Members of the Executive Leadership Team, cont.

Charlotta Sund

Senior Vice President and Head of Customer Group Industry and Society (since July 1, 2016)

Born 1963. Master of Science in Industrial Engineering and Management from the the Institute of Technology, Linköping University, Sweden.

Board Member: None.

Holdings in Ericsson:1) 9,600 Class B shares.

Background: Previously Head of Region Northern Europe and Central Asia. Has held a variety of positions within Ericsson, including Head of Customer Unit Industry and Society, Region Northern Europe and Central Asia, and Vice President and Head of Multimedia & Systems Integration, Market Unit Nordic and Baltics.

Elaine Weidman-Grunewald

Senior Vice President, Chief Sustainability Officer and Head of Group Function Sustainability and Corporate Responsibility (since July 1, 2016)

Born 1967. Double Master’s degree in Resource and Environmental Management and International Relations, Boston University Center for Energy and Environmental Studies in the US.

Board Member: Millennium Promise.

Holdings in Ericsson:1) 8,997 Class B shares.

Background: Head of Sustainability and Corporate Responsibility and held various positions in this field at Ericsson since 2005. Joined Ericsson in 1998 and has previously held positions in product management, marketing and sales in the US and Sweden. Prior to joining Ericsson, she worked in international sales, business development and environmental certification.

The Board memberships and Ericsson holdings reported above are as of December 31, 2016.

1)	The number of shares includes holdings by related persons, as well as holdings of any ADS, if applicable.

Auditor

According to the Articles of Association, the Parent Company shall have no less than one and no more than three registered public accounting firms as external independent auditor. Ericsson’s auditor is currently elected each year at the AGM pursuant to the Swedish Companies Act for a one-year mandate period. The auditor reports to the shareholders at General Meetings.

The duties of the auditor include:

•	Updating the Board of Directors regarding the planning, scope and content of the annual audit work

•

Reviewing the interim reports to assess that the financial statements are presented fairly in all material respects and providing review opinions over the interim reports for the third and fourth quarters and the year-end financial statements

•	Reviewing and providing an audit opinion over the Annual Report

•	Advising the Board of Directors of non-audit services performed, the consideration paid and other issues that determine the auditor’s independence.

Auditing work is carried out by the auditor continuously throughout the year. For further information on the contacts between the Board and the auditor, please see “Work of the Board of Directors” earlier in this Corporate Governance Report.

Current auditor

PricewaterhouseCoopers AB was elected auditor at the AGM 2016 for a period of one year, i.e. until the close of the AGM 2017.

PricewaterhouseCoopers AB has appointed Bo Hjalmarsson, Authorized Public Accountant, to serve as auditor in charge. Bo Hjalmarsson is also auditor in charge in SAS AB and SAAB AB.

Fees to the auditor

Ericsson paid the fees (including expenses) for audit-related and other services listed in the table in Notes to the consolidated financial statements—Note C30, “Fees to auditors” in the Annual Report.

Ericsson Annual Report on Form 20-F 2016

Internal control over financial reporting 2016

This section has been prepared in accordance with the Annual Accounts Act and the Swedish Corporate Governance Code and is limited to internal control over financial reporting.

Since Ericsson is listed in the United States, the requirements outlined in the Sarbanes-Oxley Act (SOX) apply, subject to certain exceptions. These regulate the establishment and maintenance of internal control over financial reporting as well as management’s assessment of the effectiveness of the controls.

In order to support high-quality reporting and to meet the requirement of SOX, the Company has implemented detailed documented controls and testing and reporting procedures based on the internationally established 2013 COSO framework for internal control. The COSO framework is issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s internal control report according to SOX will be included in Ericsson’s Annual Report on Form 20-F and filed with the SEC in the United States.

Disclosure policies

Ericsson’s financial reporting and disclosure policies aim to ensure transparent, relevant and consistent communication with equity and debt investors on a timely, fair and equal basis. This will support a fair market value for Ericsson securities. Ericsson wants current and potential investors to have a good understanding of how the Company works, including operational performance, prospects and potential risks.

To achieve these objectives, financial reporting and disclosure must be:

•	Transparent—enhancing understanding of the economic drivers and operational performance of the business, building trust and credibility.

•	Consistent—comparable in scope and level of detail to facilitate comparison between reporting periods.

•	Simple—to support understanding of business operations and performance and to avoid misinterpretations.

•	Relevant—with focus on what is relevant to Ericsson’s stakeholders or required by regulation or listing agreements, to avoid information overload.

•	Timely—with regularly scheduled disclosures as well as ad-hoc information, such as press releases on important events, performed in a timely manner.

•	Fair and equal—where all material information is published via press releases to ensure that the whole investor community receives the information at the same time.

•	Complete, free from material errors and a reflection of best practice – disclosures compliant with applicable financial reporting standards and listing requirements and in line with industry norms.

Ericsson’s website comprises comprehensive information on the Group, including:

•	An archive of annual and interim reports.

•	Access to recent news.

Disclosure controls and procedures

Ericsson has controls and procedures in place to allow for timely disclosure in accordance with applicable laws and regulations, including the US Securities Exchange Act of 1934, and under agreements with Nasdaq Stockholm and NASDAQ New York. These procedures also require that such information is provided to management, including the CEO and the CFO, so timely decisions can be made regarding required disclosure.

The Disclosure Committee comprises members with various expertise. It assists management in fulfilling their responsibility regarding disclosures made to the shareholders and the investment community. One of the main tasks of the committee is to monitor the integrity and effectiveness of the disclosure controls and procedures.

Ericsson has investments in certain entities that the Company does not control or manage. With respect to such entities, disclosure controls and procedures are substantially more limited than those maintained with respect to subsidiaries.

Ericsson’s President and CEO and the CFO evaluated the Company’s disclosure controls and procedures and concluded that they were effective at a reasonable assurance level as of December 31, 2016. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Internal control over financial reporting

Ericsson has integrated risk management and internal control into its business processes. As defined in the COSO framework, internal control is an aggregation of components such as a control environment, risk assessment, control activities, information and communication and monitoring.

During the period covered by the Annual Report 2016, there were no changes to the internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.

Control environment

The Company’s internal control structure is based on the division of tasks between the Board of Directors and its Committees and the President and CEO. The Company has implemented a management system that is based on:

•	Steering documents, such as policies, directives and a Code of Business Ethics.

•	A strong corporate culture.

•	The Company’s organization and mode of operations, with well-defined roles and responsibilities and delegations of authority.

•	Several well-defined Group-wide processes for planning, operations and support.

Ericsson Annual Report on Form 20-F 2016

The most essential parts of the control environment relative to financial reporting are included in steering documents and processes for accounting and financial reporting. These steering documents are updated regularly to include, among other things:

•	Changes to laws.

•	Financial reporting standards and listing requirements, such as IFRS and SOX.

The processes include specific controls to be performed to ensure high-quality financial reports. The management of each reporting legal entity, region and business unit is supported by a financial controller function with execution of controls related to transactions and reporting. The financial controller functions are organized in a number of Company Control Hubs, each supporting a number of legal entities within a geographical area. A financial controller function is also established on Group level, reporting to the CFO.

Risk assessment

Risks of material misstatements in financial reporting may exist in relation to recognition and measurement of assets, liabilities, revenue and cost or insufficient disclosure. Other risks related to financial reporting include fraud, loss or embezzlement of assets and undue favorable treatment of counterparties at the expense of the Company.

Policies and directives regarding accounting and financial reporting cover areas of particular significance to support correct, complete and timely accounting, reporting and disclosure.

Identified types of risks are mitigated through well-defined business processes with integrated risk management activities, segregation of duties and appropriate delegation of authority. This requires specific approval of material transactions and ensures adequate asset management.

Control activities

The Company’s business processes include financial controls regarding the approval and accounting of business transactions. The financial closing and reporting process has controls regarding recognition, measurement and disclosure. These include the application of critical accounting policies and estimates, in individual subsidiaries as well as in the consolidated accounts.

Regular analyses of the financial results for each subsidiary, region and business unit cover the significant elements of assets, liabilities, revenues, costs and cash flow. Together with further analysis of the consolidated financial statements performed at Group level, these procedures are designed to produce financial reports without material errors.

For external financial reporting purposes, the Disclosure Committee performs additional control procedures to review whether the disclosure requirements are fulfilled.

The Company has implemented controls to ensure that financial reports are prepared in accordance with its internal accounting and reporting policies and IFRS as well as with relevant listing regulations. It maintains detailed documentation on internal controls related to accounting and financial reporting. It also keeps records on the monitoring of the execution and results of such controls. This allows the President and CEO and the CFO to assess the effectiveness of the controls in a way that is compliant with SOX.

Entity-wide controls, focusing on the control environment and compliance with financial reporting policies and directives, are implemented in all subsidiaries. Detailed process controls and documentation of controls performed are also implemented in almost all subsidiaries, covering the items with significant materiality and risk.

In order to secure compliance, governance and risk management in the areas of legal entity accounting and taxation, as well as securing funding and equity levels, the Company operates through a Company Control hub structure, covering subsidiaries in each respective geographical area. During 2016, the Company further developed its internal control function within Group Function Finance, Financial Control to cover a wider scope than previously.

Based on a common IT platform, a common chart of account and common master data, the hubs and shared services centers perform accounting and financial reporting services for most subsidiaries.

Information and communication

The Company’s information and communication channels support complete, correct and timely financial reporting by making all relevant internal process instructions and policies accessible to all the employees concerned. Regular updates and briefing documents regarding changes in accounting policies, reporting and disclosure requirements are also supplied.

Subsidiaries and operating units prepare regular financial and management reports for internal steering groups and Company management. These include analysis and comments on financial performance and risks. The Board of Directors receives financial reports monthly. Ericsson has established a whistleblower tool, Ericsson Compliance Line, that can be used for the reporting of alleged violations that:

•	are conducted by Group or local management, and

•	relate to corruption, questionable accounting or auditing matters or otherwise seriously affect vital interests of the Group or personal health and safety.

Monitoring

The Company’s process for financial reporting is reviewed annually by management. This forms a basis for evaluating the internal management system and internal steering documents to ensure that they cover all significant areas related to financial reporting. The shared

Ericsson Annual Report on Form 20-F 2016

service center and Company Control hub management continuously monitor accounting quality through a set of performance indicators. Compliance with policies and directives is monitored through annual self-assessments and representation letters from heads and company controllers in subsidiaries as well as in business units and regions.

The Company’s financial performance is also reviewed at each Board meeting. The Committees of the Board fulfill important monitoring functions regarding remuneration, borrowing, investments, customer finance, cash management, financial reporting and internal control. The Audit Committee and the Board of Directors review all interim and annual financial reports before they are released to the market. The Company’s internal audit function reports directly to the Audit Committee. The Audit Committee also receives regular reports from the external auditor. The Audit Committee follows up on any actions taken to improve or modify controls.

Board of Directors

Stockholm, February 24, 2017

Telefonaktiebolaget LM Ericsson (publ)

Org. no. 556016-0680

Ericsson Annual Report on Form 20-F 2016

REMUNERATION REPORT

Introduction

This report outlines how the remuneration policy is implemented throughout Ericsson in line with corporate governance best practice, with specific references to Group management.

The work of the Remuneration Committee in 2016 and the remuneration policy are explained below, followed by descriptions of plans and their outcomes.

More details on the remuneration of Group management and Board members’ fees can be found in the Notes to the Consolidated financial statements – Note C28, “Information regarding members of the Board of Directors, the Group management and employees” in the Annual Report.

Board member remuneration is resolved annually by the Annual General Meeting.

The Remuneration Committee

The Remuneration Committee (the Committee) advises the Board of Directors on the remuneration to the Group management, consisting of the Executive Leadership Team (ELT). This includes fixed salaries, pensions, other benefits and short-and long-term variable compensation. The Committee reviews and prepares for resolution by the Board:

•	Proposals on salary and other remuneration, including retirement compensation, for the President and CEO.

•	Proposals to the Annual General Meeting on guidelines for remuneration to the ELT.

•	Proposals to the Annual General Meeting on long-term variable compensation and equity arrangements.

The responsibility of the Committee is also to:

•	Approve proposals on salary and other remuneration, including retirement compensation, for the ELT members.

•	Approve proposals on targets for the short-term variable compensation (STV) for the ELT members. The new President & CEO, Börje Ekholm, does not have any short-term variable compensation.

•	Approve payout of the short-term variable compensation for the ELT, based on achievements and performance.

The Committee’s work forms the foundation for the governance of Ericsson’s remuneration processes, together with Ericsson’s internal systems and audit controls. The Committee is chaired by Leif Johansson and its other members are Roxanne S. Austin and Karin Åberg. Börje Ekholm was a member of the Committee until his appointment as President and CEO effective January 16, 2017, at which point he left the Committee. All members are non-executive directors, independent (except for the employee representative) as required by the Swedish Corporate Governance Code and have relevant knowledge and experience of remuneration matters.

The Company’s Chief Legal Officer acts as secretary to the Committee. The President and CEO, the Senior Vice President, Head of Human Resources, the Vice President, Head of Total Rewards and the Head of Executive Remuneration attend Committee meetings by invitation and assist the Committee in its considerations. Nobody is present at the Committee´s meeting when issues relating to their own remuneration are being discussed.

The Committee used an independent expert advisor, Piia Pilv, to assist and advise in its work during 2016. The independent advisor provided no other services to the Company during 2016. At its final meeting in 2016, the Committee resolved to appoint Peter Boreham at Mercer as its independent advisor for 2017. The Committee is also furnished with national and international pay data collected from external survey providers and can call on other independent expertise, should it so require. The Chairman strives to ensure that contact is maintained, as necessary and appropriate, with shareholders regarding remuneration.

Further information on the Committee and its responsibilities can be found in the Corporate Governance Report. These responsibilities, together with the Guidelines for remuneration to Group management and the Long-Term Variable (LTV) compensation program is reviewed and evaluated annually in light of matters such as changes to corporate governance best practice or changes to accounting, legislation, political opinion or business practices among peers. This helps to ensure that the policy continues to provide Ericsson with a competitive remuneration strategy.

The Guidelines for remuneration to Group management are, in accordance with Swedish law, brought to shareholders annually for approval.

The Committee held seven meetings during 2016. The winter meetings focused on following up on results from the 2015 variable compensation programs and preparing proposals to shareholders for the 2016 Annual General Meeting (AGM). The Committee proposed to the Board of Directors to approve the LTV 2013 vesting result. During spring and summer, the Committee reviewed and approved the remuneration for a number of new appointments to the ELT as well as revised STV targets for the ELT. During fall, the Committee completed its annual overview of the global technology sector pay practices together with the independent

Remuneration policy

Remuneration at Ericsson is based on the principles of performance, competitiveness and fairness. The remuneration policy, together with the mix of remuneration elements, is designed to reflect these principles by creating a balanced remuneration package. The Guidelines for remuneration to Group management 2016, approved by the AGM, can be found in Note C28. The auditor’s report regarding whether the company has complied with the guidelines for remuneration to Group management during 2016 is posted on the Ericsson website.

Ericsson Annual Report on Form 20-F 2016

advisor. As in previous years, the Committee concluded that Ericsson’s remuneration level is competitive but that the pay mix is more fixed in nature with larger emphasis on base salary compared to typical market practice in the US, Europe and Asia. In the high-tech industry, the prevalent long-term incentive vehicle is restricted shares (shares that vest based on time only) as retention and recognition continue to be the key drivers for plan design. Ericsson’s Long-Term Variable Compensation program (LTV) is the least competitive remuneration element in terms of design and levels in the total compensation package. The Committee has therefore worked to prepare a new long-term incentive arrangement for Ericsson’s Global Leadership Team (GLT) which is proposed for approval at the 2017 Annual General Meeting of shareholders. Towards the end of 2016, the Committee approved the CEO proposal for salary adjustments for the ELT and established the framework for the short-term targets for 2017.

Evaluation of the Guidelines for remuneration to Group management and of the LTV program

The Committee supports the Board with the review and evaluation of the Guidelines for remuneration to Group management and Ericsson’s application of these guidelines. The Committee and the Board have concluded that the guidelines remain valid and right for Ericsson and that the only change to the guidelines for 2017 shall be to allow the use of share-price related targets in the variable compensation programs.

The number of participants in the Stock Purchase Plan with the objective to promote employees to become shareholders were as of December 1, 2016 approximately 31,500 employees (34,000 as of December 1, 2015). The evaluation confirms that the Key Contributor Retention Plan meets the purpose of retaining the Company’s key employees. The voluntary attrition rate among Key Contributors is far smaller compared to the overall employee attrition rate. However, the Stock Purchase Plan has been criticized by the owners and after careful consideration the Committee concluded that the plan have an unsustainable share dilution effect. Therefore, the Committee recommended to the Board to not propose a new Stock Purchase Plan for 2017. Thereby the Executive Performance Stock Plan will also be obsolete as it is built on the Stock Purchase Plan. A new long-term incentive program for the GLT will be proposed for approval at the 2017 Annual General Meeting of shareholders. For other senior management and key contributors in Ericsson, cash-based arrangements will be developed.

Total remuneration in 2016

When considering the remuneration of an individual, it is the total remuneration that matters. First, the total annual cash compensation is defined, consisting of the target level of short-term variable compensation plus fixed salary. Thereafter, target long-term variable compensation is added to get to the total target compensation and, finally, pension and other benefits are added to arrive at the total remuneration.

For the ELT, remuneration consists of fixed salary, short-term and long-term variable compensation, pension and other benefits. If the size of any one of these elements is increased or decreased when setting the remuneration, at least one other element has to change if the total compensation is to remain unchanged.

The remuneration costs for the CEO and the ELT are reported in Note C28.

Fixed salary

When setting fixed salaries, the Committee considers the impact on total remuneration, including pensions and associated costs. The absolute levels are determined based on the size and complexity of the position and the year-on-year performance of the individual. Together with other elements of remuneration, ELT salaries are subject to an annual review by the Committee, which considers external pay data to ensure that levels of pay remain competitive and appropriate to the remuneration policy.

Variable compensation

Ericsson strongly believes that, where possible, variable compensation should be encouraged as an integral part of total remuneration. First and foremost, this aligns employees with clear and relevant targets, but it also enables more flexible payroll costs and emphasizes the link between performance and pay.

All variable compensation plans have maximum award and vesting limits. Short-term variable compensation is to a greater extent dependent on the performance of the specific unit or function, while long-term variable compensation is dependent on the achievements of the Ericsson Group.

Ericsson measures business performance according to five categories of measurements derived from the overall strategy: growing sales faster than the market, best-in-class operating margin, strong cash conversion, customer satisfaction and employee engagement. These categories have formed the basis for the short- and long-term variable compensation programs and have set the framework of what measurements shall be used for variable compensation.

Ericsson Annual Report on Form 20-F 2016

Summaries of 2016 short- and long-term variable compensation

What we call it	What is it?	What is the objective?	Who participates?	How is it earned?
Short-term: Compensation delivered over twelve months or less

Fixed salary	Fixed compensation paid at set times	Attract and retain employees, delivering part of annual compensation in a predictable format	All employees	Market appropriate levels set according to position and evaluated according to individual performance

Short-Term Variable compensation (STV)	A variable plan that is measured and paid over a single year	Align employees with clear and relevant targets, providing an earnings opportunity in return for performance, and flexible cost	Enrolled employees, including Executive Leadership Team. Approximately 82,800 in 2016	Achievements against set targets. Reward can increase to up to twice the target level and decrease to zero, depending on performance

Sales Incentive Plan (SIP)	Tailored versions of the STV	As for STV, tailored for local or business requirements, such as sales	Employees in sales. Approximately 2,800 in 2016	Similar to STV, but reward can increase up to three times the target level depending on performance. All plans have maximum award and vesting limits

Long-term: Compensation delivered over three years or more

Stock Purchase Plan (SPP)	All-employee share-based plan	Reinforce a “One Ericsson” mentality and align employees’ interests with those of shareholders	Where practicable, all employees are eligible	Buy one share and it will be matched by one share after three years if still employed

Key Contributor Retention Plan (KC)	Share-based plan for selected individuals	Recognize, retain and motivate key contributors for performance, critical skills and potential	Up to 10% of employees	If selected, get one more matching share in addition to the SPP one

Executive Performance Stock Plan (EPSP)	Share-based plan for senior managers	Compensation for long-term commitment and value creation	Senior managers, including Executive Leadership Team	Subject to performance, get up to four, six or, for the former President and CEO, nine further shares matched to each SPP share for long-term performance

Short-term variable compensation

Annual variable compensation is delivered through cash-based programs. Specific business targets are derived from the annual business plan approved by the Board of Directors and, in turn, defined by the Company’s long-term strategy. Ericsson strives to grow faster than the market with best-in-class margins and strong cash conversion and therefore the starting point is to have three core targets:

•	Net sales

•	Operating income

•	Cash flow

For the ELT, targets are financial at either Group level (for Heads of Group functions and business units) or at the individual unit level (for Heads of regions or customer groups).

The chart on the previous page illustrates how payouts to the ELT have varied with performance over the past five years.

The Board of Directors decided on the financial targets for the former CEO (the new CEO does not have any short-term variable compensation), and the Committee decides on all targets which are set for the ELT. These targets are cascaded within the organization and broken down to unit-related targets throughout the Company. This is always subject to a two-level management approval process. The Committee monitors the appropriateness and fairness of Group target levels throughout the performance year and has the authority to revise them should they cease to be relevant or stretching or to enhance shareholder value.

During 2016, approximately 85,600 employees participated in short-term variable compensation plans.

Long-term variable compensation

Share-based long-term variable compensation plans have been submitted each year for approval by shareholders at the AGM.

All long-term variable compensation plans have been designed to form part of a well-balanced total remuneration package and to span over a minimum of three years. As these are variable plans, outcomes are unknown and rewards depend on long-term personal investment, corporate performance and the share price performance. During 2016, share-based compensation was made up of three different but linked plans: the all-employee Stock Purchase Plan, the Key Contributor Retention Plan and the Executive Performance Stock Plan.

The Stock Purchase Plan

The all-employee Stock Purchase Plan was designed to offer, where practicable, an incentive for all employees to participate. Employees can save up to 7.5% of gross fixed salary (the former President and CEO, Hans Vestberg, could save up to 10% of gross fixed salary and short-term variable compensation) for purchase of Class B shares at market price on Nasdaq Stockholm or ADSs on NASDAQ New York (Contribution Shares) over a twelve-month period. If the Contribution Shares are retained by the employee for three years after the investment and employment with the Ericsson Group continues during that time, then the Contribution Shares will be matched with a corresponding number of Class B shares or ADSs, as applicable. The plan was introduced in 2002 and employees in 71 countries participated during its first year. In December 2016, the number of participants was approximately 31,500, or approximately 29% of eligible employees in 100 countries.

Participants save each month, beginning with the August payroll, towards quarterly investments. These investments (in November, February, May and August) are matched on the third anniversary of each such investment and hence the matching spans over two financial years and two tax years.

For the reasons previously outlined, no Stock Purchase Plan is being proposed for 2017.

The Key Contributor Retention Plan

The Key Contributor Retention Plan has been part of Ericsson’s talent management strategy. It was designed to recognize individuals for performance, critical skills and potential as well as to encourage retention of key employees.

Ericsson Annual Report on Form 20-F 2016

Short-term variable compensation structure

	Short-term variable compensation as percentage of fixed salary			Percentage of short-term variable compensation maximal opportunity
	Target level	Maximum level	Actual paid	Group financial targets	Unit/functional financial targets	Non-financial targets
President and CEO 2015	80%	160%	114%	100%	0%	0%
President and CEO 20161)	80%	160%	0%	100%	0%	0%
Average ELT 20152)	51%	102%	66%	48%	25%	28%
Average ELT 20162)	41%	83%	7%	88%	13%	0%

1)	This relates to Hans Vestberg. Jan Frykhammar, while serving as President and CEO, remained on his previous short-term variable compensation opportunity, and received no payout for the year.
2)	Excludes the President and CEO, differences in target and maximum levels from year to year are typically due to changes in the composition of the ELT.

Under the program, operating units around the world could nominate up to 10% of employees worldwide. Each unit nominated individuals identified according to performance, critical skills and potential. The nominations were calibrated in management teams locally and were reviewed by both local and corporate Human Resources.

Participants selected obtain one extra matching share in addition to the one matching share for each contribution share purchased under the Stock Purchase Plan during a twelve-month investment period. The plan was introduced in 2004.

Since no Stock Purchase Plan will be proposed for 2017, alternative arrangements will be developed to replace the Key Contributor Plan.

The Executive Performance Stock Plan

The Executive Performance Stock Plan was first introduced in 2004. The plan was designed to focus management on driving long-term financial performance and to provide market-competitive remuneration. Senior managers, including the ELT, were selected to obtain up to four or six extra shares (performance-matching shares). This is in addition to the one matching share for each contribution share purchased under the all-employee Stock Purchase Plan. The former President and CEO, Hans Vestberg, could obtain up to nine performance-matching shares in addition to the Stock Purchase Plan matching share for each contribution share. Performance matching is subject to the fulfillment of performance targets.

To support the long-term strategy and value creation the following targets for the 2016 Executive Performance Stock Plan were resolved at the AGM on proposal by the Board:

•	Net Sales Growth: Up to one-third of the award will vest if the compound annual growth rate of consolidated net sales is between 2 and 6% comparing 2018 financial results to 2015.

•

Operating Income Growth: Up to one-third of the award will vest if the compound annual growth rate of consolidated operating income is between 5 and 15% comparing 2018 financial results to 2015. Extraordinary restructuring charges are excluded.

•

Cash Conversion: Up to one-third of the award will vest if cash conversion is at or above 70% during each of the years 2016–2018, vesting one ninth of the total award for each year the target is achieved. Extraordinary restructuring charges are excluded.

Before the number of performance shares to be matched are finally determined, the Board of Directors shall examine whether the performance matching is reasonable considering the Company’s financial results and position, conditions on the share market and other circumstances, and if not, as determined by the Board of Directors, reduce the number of performance shares to be matched to the lower number of shares deemed appropriate by the Board of Directors. When undertaking its evaluation of performance, the Board of Directors will consider, in particular, the impact of larger acquisitions, divestments, the creation of joint ventures and any other significant capital event on the three targets on a case-by-case basis.

Since no Stock Purchase Plan will be proposed for 2017, alternative arrangements will be developed to replace the Executive Performance Stock Plan. For the Global Leadership Team, a share-based arrangement is proposed for approval by the 2017 Annual General Meeting of shareholders. Details of the performance criteria for the new long-term incentive program are outlined in the 2017 notice of Annual General Meeting of shareholders.

Benefits and terms of employment

Pension benefits follow the competitive practice in the employee’s home country and may contain various supplementary plans, in addition to any national system for social security. Where possible, pension plans are operated on a defined contribution basis, i.e. Ericsson pays contributions but does not guarantee the ultimate benefit. This applies unless local regulations or legislation prescribe that defined benefit plans that do give such guarantees have to be offered.

For the former President and CEO, Hans Vestberg, and other members of the ELT employed in Sweden before 2011, a supplementary pension plan is applied in addition to the occupational pension plan for salaried staff on the Swedish labor market (ITP).

The ELT members employed in Sweden since 2011 are normally covered by the defined contribution plan under the ITP1 scheme.

For members of the ELT who are not employed in Sweden, local market competitive pension arrangements apply.

Other benefits, such as company cars and medical insurance, are also set to be competitive in the local market. The ELT members may not receive loans from the Company.

The ELT members locally employed in Sweden have a mutual notice period of up to six months. Upon termination of employment by the Company, severance pay can amount to up to 18 months’ fixed salary.

Remuneration policy in practice

Ericsson has taken a number of measures over the years to enhance the understanding of how the company translates remuneration principles and policy into practice. This includes the launch of an Integrated Human Resources IT tool, and providing e-learning and training programs to line managers. Since then, enhancements of the IT tool and continuous briefings of line managers on pay principles and their practical execution enabled further progress towards globally consistent principles while allowing room for adaptation to local legislation and pay markets.

Ericsson Annual Report on Form 20-F 2016

SHAREHOLDERS – Ericsson and the capital market

ERICSSON AND THE CAPITAL MARKET

Purpose of the capital markets communications

Ericsson’s overall goal is to create shareholder value. The communication with the capital markets aims to support the Company’s overall goal by ensuring increased understanding and decreased share volatility through transparency and clear messages. The Investor Relations department serves as the bridge between the Company’s strategic planning , development and activities, and the external valuation and perception.

Goals and measurement

Surveys are carried out on a regular basis to gauge the perceptions of messages at capital markets days, the web site, road shows and the availability and credibility of the IR department and the executive management.

Ericsson aims to maintain a long-term relationship with its shareholders, and the IR department monitors shareholder turnover on a regular basis.

IR activities are linked to the Company strategy and development

Throughout the year, the IR department carries out a number of activities aiming at meeting the goals of transparent communication and increased understanding. There are about 600 IR meetings with investors and analysts every year. The IR department also participates in communications such as product launches, M&A-activities etc, to ensure that financial communication is clear and relevant for the capital markets.

Working with other functions in the company

While communication with the rating institutions primarily falls with Group function Treasury, the IR department is also involved on a regular basis.

As there is an existing US bond program, as well as a large shareholder base, Treasury and IR do a joint annual roadshow to meet bondholders in the US market.

Sustainability and Corporate Responsibility (SCR) is of increasing importance for many investors. IR is together with the Ericsson SCR function performing several activities in this area during the year, including presentations for stakeholders and one-on-one investor meetings at SRI (Socially Responsible Investment) focused conferences.

Activities at Industry events

The IR department also participates at important industry events such as the annual Mobile World Congress. The IR activities include communication relating to important Company news, but also setting up meetings between Company spokes-people and different stakeholders.

IR in Transformation

Ericsson is transforming from a leader in telecommunications and related services into a leader in the ICT arena.

Simultaneously, the stakeholders in the capital markets have also transformed in recent years; from industry-specialists focusing on the technology sector to generalists covering several sectors. It has become increasingly important for the financial communication to make it easy for stakeholders to make the connection between the Company’s activities and development and its long-term strategy, thus putting higher demands on clear messages.

With two thirds of Ericsson’s holdings outside of Sweden, the demand for availability at a global level also means working with other tools besides regular meetings, such as digital media.

Important activities during the year 2016 facilitated by IR

•

At the Mobile World Congress in Barcelona in February, Ericsson showcased 5G, Internet of Things and cloud innovation. Presentations and Q&A sessions were performed by management with investors and analysts.

•

At the Annual General Meeting of shareholders in April, the agenda included a strategy summary, a review of 2015, the Sustainability and Corporate Responsibility report, as well as an update on how Ericsson is leading the way toward 5G.

•	In September, CFO Carl Mellander and Group Treasurer Fredrik Wikner performed the annual US investor roadshow to meet share- and bondholders. Ericsson performed 28 investor roadshows in 2016.

Ericsson Annual Report on Form 20-F 2016

Important events during the year 2016

•	In November, Ericsson held an Investor Update in New York with approximately 130 attending participants. For more information.

•

In November, Elaine Weidman-Grunewald, head of Sustainability and Corporate Responsibility, participated and had one-on-one meetings at an SRI (Socially Responsible Investment) investor conference in Paris.

•

CEO Jan Frykhammar and CFO Carl Mellander participated in meetings and made a presentation at an investor conference in Barcelona in November. Ericsson participated in 22 investor conferences during 2016.

Ericsson Annual Report on Form 20-F 2016

INVESTORS AND FINANCIAL ANALYSTS Q&A

Was Ericsson surprised by the significant sales decline in 2016?

A macro-economic environment weaker than expected had an increasing negative effect on demand during the year in many emerging markets, leading to an unexpected market decline. In addition, delayed 4G spectrum auctions slowed down investments in India. Business in markets such as North America and mainland China have developed in line with plan.

What is Ericsson doing to improve the results?

Profitability has declined and is below Ericsson’s ambitions. There are three focus areas to drive incremental profit improvements; improve efficiency, monetize Networks and build success in IT & Cloud, Media and Industry and Society. The cost and efficiency program is tracking towards target and has been expanded to adjust the organization to lower sales volumes.

Is Ericsson losing market shares?

The ongoing large deployments in China, where Chinese vendors have a large market share, impacts the global market shares between vendors. The sales reduction in 2016 was driven by weaker demand in mobile broadband, especially in markets with weak macro-economic environment.

What is the situation in emerging markets?

In 2016, there was a challenging situation in markets impacted by weak macro-economic environment. The situation is likely to prevail in 2017 based on current visibility. Future sales development is depending on macro development in those countries. After a slowdown it normally takes time before investments start and activities are picking up.

Are the ongoing cost reductions enough for restoring profits?

Ericsson believes the actions are sufficient to increase profitability with current market conditions, but are always seeking further opportunities to reduce cost and increase efficiency.

There has been several articles in Swedish media on Ericsson in 2016, comments?

There have been continued reports in Swedish media concerning Ericsson. Ericsson has posted clarifying statements which are available on the Company’s website in order to give the correct company view.

https://www.ericsson.com/thecompany/press/ericsson-comments

Ericsson has a zero tolerance approach to corruption, and the Company has worked systematically over the years to continuously strengthen and improve its approach. By the end of 2016, over 95,900 employees have completed the anti-corruption e-learning launched in 2013.

Will recent headcount reductions impact future innovation and risk necessary R&D investments?

Ericsson is reducing the cost level in light of current market conditions, while safeguarding enough investments in R&D to secure leadership in future technologies such as 5G. The reduction also involves ways of working to increase productivity and get more value from every dollar invested in R&D.

US dollar has strengthened compared to several currencies, how has this impacted the result?

Compared to 2015, the USD strengthened with a positive impact when translating USD to SEK in the financial statements. However, the strengthened US dollar also had a negative impact on operator investments in several markets.

Ericsson Annual Report on Form 20-F 2016

SHARE INFORMATION

Share trading

The Ericsson Class A and Class B shares are listed on Nasdaq Stockholm. In the United States, the Class B shares are listed on NASDAQ New York in the form of American Depositary Shares (ADS) evidenced by American Depositary Receipts (ADR) under the symbol ERIC. Each ADS represents one Class B share.

In 2016, approximately 3.0 (2.3) billion shares were traded on Nasdaq Stockholm and approximately 1.3 (0.9) billion ADS were traded in the United States (incl. NASDAQ New York). A total of 4.3 (3.2) billion Ericsson shares were thus traded on the exchanges in Stockholm and in the United States. Trading volume in Ericsson shares increased by approximately 29% on Nasdaq Stockholm and increased by approximately 38% in the United States compared to 2015. With the implementation of the Mifid directive in the EU, share trading has become increasingly fragmented across a number of venues and trading categories. Trading on MTFs and other venues has gained market shares from stock exchanges like Nasdaq Stockholm.

Trading in Stockholm represented 37 percent of total trading in 2016, compared with 37 percent in 2012. Total trading in Ericsson B on all venues combined has increased over the past five years from 6.6 billion shares in 2012 to 7.9 billion shares in 2016. Over the same period, trading of Ericsson ADS in the US has increased slightly from 1.1 billion ADS to 1.3 billion ADS.

The Ericsson share

Share/ADS listings
Nasdaq Stockholm
NASDAQ New York

Share data
Total number of shares in issue	3,331,151,735
of which Class A shares, each carrying one vote1)	261,755,983
of which Class B shares, each carrying one tenth of one vote1)	3,069,395,752
Ericsson treasury shares, Class B	62,192,390
Quotient value	SEK 5.00
Market capitalization, December 31, 2016	approx. SEK 178 billion
ICB (Industry Classification Benchmark)	9500

1)	Both classes of shares have the same rights of participation in the net assets and earnings.

Ticker codes
Nasdaq Stockholm	ERIC A/ERIC B
NASDAQ New York	ERIC
Bloomberg Nasdaq Stockholm	ERICA SS/ERICB SS
Bloomberg NASDAQ	ERIC US
Reuters Nasdaq Stockholm	ERICa.ST/ERICb.ST
Reuters NASDAQ	ERIC.O

Changes in number of shares and capital stock 2012–2016

		Number of shares	Share capital (SEK)
2012	June 29, new issue (Class C shares, later converted to Class B-shares)	31,700,000	158,500,000
2012	December 31	3,305,051,735	16,525,258,678
2013	December 31	3,305,051,735	16,525,258,678
2014	December 31	3,305,051,735	16,525,258,678
2015	December 31	3,305,051,735	16,525,258,678
2016	May 11, new issue (Class C shares, later converted to Class B-shares)1)	26,100,000	130,500,000
2016	December 31	3,331,151,735	16,655,758,678

1)	The Annual General Meeting (AGM) 2016 resolved to issue 26,100,000 Class C shares for the Long-Term Variable Compensation Program (LTV). In accordance with an authorization from the AGM, in the second quarter 2016, the Board of Directors resolved to repurchase the new issued shares, which were subsequently converted into Class B shares. The quotient value of the repurchased shares was SEK 5.00, totaling SEK 130.5 million, representing less than one percent of capital stock, and the acquisition cost was approximately SEK 130.7 million.

Share performance indicators

	2016	2015	2014	2013	2012
Earnings per share, diluted (SEK)1)	0.52	4.13	3.54	3.69	1.78
Earnings per share, non-IFRS (SEK)2)	2.66	6.06	4.80	5.62	2.74
Dividend per share (SEK)3)	1.00	3.70	3.40	3.00	2.75
Total shareholder return (%)	–32	–9	24	25	–3
Dividend per share (USD)	0.11	0.39	0.41	0.46	0.42
P/E ratio	101	20	26	21	36

1)	Calculated on average number of shares outstanding, diluted.
2)	EPS, diluted, excluding amortizations and write-downs of acquired intangible assets, and excluding restructuring charges, SEK. A reconcilation of Alternative performance measures is available on pages 143–147, and in a separate document available on www.ericsson.com/the-company/investors/financial-reports
3)	For 2016 as proposed by the Board of Directors.

For definitions of the financial terms used, see Glossary and Financial Terminology.

Ericsson Annual Report on Form 20-F 2016

Share trend

In 2016, Ericsson’s total market capitalization decreased by –34.9% to SEK 178 billion, compared to a decrease by –12.6% reaching SEK 271 billion in 2015. In 2016, the index, OMX Stockholm, on Nasdaq Stockholm increased by 5.8%, the NASDAQ composite index increased by 7.5% and the S&P 500 Index increased by 9.5%.

Ericsson Annual Report on Form 20-F 2016

Share and ADS prices

Principal trading market—Nasdaq Stockholm—share prices

The table below states the high and low share prices for the Class A and Class B shares as reported by Nasdaq Stockholm for the periods indicated. Trading on the exchange generally continues until 5:30 p.m. (CET) each business day. In addition to trading on the exchange, there is trading off the exchange and on alternative venues during trading hours and also after 5:30 p.m. (CET).

Nasdaq Stockholm publishes a daily Official Price List of Shares which includes the volume of recorded transactions in each listed stock, together with the prices of the highest and lowest recorded trades of the day. The Official Price List of Shares reflects price and volume information for trades completed by the members. The equity securities listed on the Nasdaq Stockholm Official Price List of Shares currently comprise the shares of 341 companies.

Host market—NASDAQ New York—ADS prices

The table below states the high and low share prices quoted for the ADSs on NASDAQ New York for the periods indicated. The NASDAQ New York quotations represent prices between dealers, not including retail markups, markdowns or commissions, and do not necessarily represent actual transactions.

Share prices on Nasdaq Stockholm

(SEK)	2016	2015	2014	2013	2012
Class A at last day of trading	53.00	79.35	88.25	74.50	63.90
Class A high (April 13, 2016)	80.80	111.30	91.80	86.95	72.00
Class A low (October 26, 2016)	45.20	72.00	71.55	50.00	55.55
Class B at last day of trading	53.50	82.30	94.35	78.50	65.10
Class B high (April 13, 2016)	83.60	120.00	96.40	90.95	71.90
Class B low (October 26, 2016)	43.19	75.30	75.05	64.50	55.90

Source: Nasdaq Stockholm.

Share prices on NASDAQ New York

(USD)	2016	2015	2014	2013	2012
ADS at last day of trading	5.83	9.61	12.10	12.24	10.10
ADS high (April 13, 2016)	10.20	13.14	13.61	14.22	10.60
ADS low (October 28, 2016)	4.83	8.87	11.20	9.78	8.23

Source: NASDAQ New York.

Share prices on Nasdaq Stockholm and NASDAQ New York

	Nasdaq Stockholm				NASDAQ New York
	SEK per Class A share		SEK per Class B share		USD per ADS1)
Period	High	Low	High	Low	High	Low
Annual high and low
2012	72.00	55.55	71.90	55.90	10.60	8.23
2013	86.95	50.00	90.95	64.50	14.22	9.78
2014	91.80	71.55	96.40	75.05	13.61	11.20
2015	111.30	72.00	120.00	75.30	13.14	8.87
2016	80.80	45.20	83.60	43.19	10.20	4.83

Quarterly high and low
2015 First Quarter	107.10	88.75	113.70	92.90	13.14	11.75
2015 Second Quarter	111.30	80.05	120.00	85.85	13.10	10.33
2015 Third Quarter	91.00	72.00	96.40	77.45	11.08	9.23
2015 Fourth Quarter	83.70	73.00	88.30	75.30	10.58	8.87
2016 First Quarter	80.40	70.10	83.60	70.65	10.10	8.43
2016 Second Quarter	80.80	58.95	83.60	59.60	10.20	7.03
2016 Third Quarter	66.75	57.20	67.75	56.60	7.88	6.68
2016 Fourth Quarter	62.50	45.20	62.40	43.19	7.24	4.83

Monthly high and low
September 2016	62.75	57.20	62.70	56.60	7.25	6.68
October 2016	62.50	45.20	62.40	43.19	7.24	4.83
November 2016	54.10	47.00	48.09	43.21	5.20	4.83
December 2016	56.00	48.00	56.55	47.15	6.02	5.10
January 2017	55.70	51.65	55.60	51.25	6.09	5.75
February 2017	61.00	50.50	60.15	49.45	6.65	5.61
March 2017	59.50	55.00	60.20	56.25	6.76	6.36

1)	One ADS = 1 Class B share.

Source: Nasdaq Stockholm and NASDAQ New York.

Ericsson Annual Report on Form 20-F 2016

Shareholders

As of December 31, 2016, the Parent Company had 465,732 shareholders registered at Euroclear Sweden AB (the Central Securities Depository—CSD), of which 1,049 holders had a US address. According to information provided by the Company’s depositary bank, Deutsche Bank, there were 326,213,417 ADSs outstanding as of December 31, 2016, and 3,868 registered holders of such ADSs. A significant number of Ericsson ADSs are held by banks, brokers and/or nominees for the accounts of their customers. As of January 10, 2017, the total number of bank, broker and/or nominee accounts holding Ericsson ADSs was 98,323.

According to information known at year-end 2016, approximately 89% of the Class A and Class B shares were owned by institutions, Swedish and international. The major shareholders do not have different voting rights than other shareholders holding the same classes of shares. As far as Ericsson knows, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) separately or jointly.

The table below shows the total number of shares in the Parent Company owned by the Executive Leadership Team and Board members (including Deputy employee representatives) as a group as of December 31, 2016.

The Executive Leadership Team and Board members, ownership

	Number of Class A shares	Number of Class B shares	Voting rights, percent
The Executive Leadership Team and Board members as a group (32 persons)	0	1,832,757	0.03%

For individual holdings, see Corporate Governance Report.

Share distribution1)

Holding	No. of shareholders	No. of shares A	No. of shares B	Percentage of share capital	Percentage of voting rights	Market value (MSEK)
1–500	365,419	1,457,693	48,849,958	1.51%	1,12%	2,691
501–1,000	45,099	1,093,403	33,092,910	1.03%	0.77%	1,828
1,001–5,000	44,914	3,236,158	94,842,186	2.94%	2.24%	5,246
5,001–10,000	5,610	1,316,871	38,897,905	1.21%	0.92%	2,151
10,001–15,000	1,455	564,713	17,485,788	0.54%	0.41%	965
15,001–20,000	748	416,739	12,959,667	0.40%	0.30%	715
20,001–	2,487	253,670,406	2,823,083,391	92.36%	94.25%	164,479

Total, December 31, 20162)	465,733	261,755,983	3,069,395,752	100.00%	100.00%	178,086

1)	Source: Euroclear
2)	Includes a nominee reporting discrepancy of 183,947 shares.

The following table shows share information as of December 31 2016. with respect to the 15 largest shareholders ranked by voting rights as well as their percentage of voting rights as of December 31 2015, 2014 and 2013.

Largest shareholders December 31 2016 and percentage of voting rights December 31 2016, 2015 and 2014

Identity of person or group1)	Number of Class A shares	Of total Class A shares. percent	Number of Class B shares	Of total Class B shares. percent	2016 Voting rights. percent	2015 Voting rights. percent	2014 Voting rights. percent
Investor AB	115,762,803	44.23	80,284,545	2.62	21.77	21.50	21.50
AB Industrivärden	86,052,615	32.88	1,000,000	0.03	15.15	15.20	15.20
Svenska Handelsbankens Pensionsstiftelse	23,430,790	8.95	0	0.00	4.12	4.85	4.85
Swedbank Robur Fonder AB	18,414	0.01	148,481,687	4.84	2.61	2.34	2.51
AMF Pensionsförsäkring AB	3,500,000	1.34	90,193,315	2.94	2.20	1.73	1.85
AFA Försäkring AB	11,723,000	4.48	6,679,127	0.22	2.18	2.18	2.06
Dodge & Cox	0	0.00	117,624,985	3.83	2.07	2.00	2.08
BlackRock Institutional Trust Company, N.A.	0	0.00	109,162,871	3.56	1.92	1.48	1.45
PRIMECAP Management Company	0	0.00	90,000,000	2.93	1.58	1.33	0.57
State Street Global Advisors (US)	0	0.00	87,332,521	2.85	1.54	1.01	0.92
Livförsäkringsbolaget Skandia, ömsesidigt	6,284,705	2.40	16,146,318	0.53	1.39	1.59	1.57
Silchester International Investors, L.L.P.	0	0.00	74,536,381	2.43	1.31	0.00	0.00
Norges Bank Investment Management (NBIM)	0	0.00	63,042,678	2.05	1.11	1.14	1.14
Hotchkis and Wiley Capital Management, LLC	0	0.00	62,430,121	2.03	1.10	0.51	0.30
The Vanguard Group, Inc.	0	0.00	60,753,704	1.98	1.07	0.96	0.77
Others	14,983,656	5.72	2,061,727,499	67.17	38.89	42.17	43.26

Total	261,755,983	100.00	3,069,395,752	100.00	100.00	100.00	100.00

1)	Source: Nasdaq

Ericsson Annual Report on Form 20-F 2016

OTHER INFORMATION

FIVE-YEAR SUMMARY

For definitions of certain financial terms used, see Financial terminology.

Five-year summary

	2016		Change	2015	2014	2013	2012

Income statement and cash flow items, SEK million
Net sales	222,608		–10%	246,920	227,983	227,376	227,779
Operating expenses	–60,501		–6%	–64,129	–63,408	–58,509	–58,856
Operating income	6,299		–71%	21,805	16,807	17,845	10,458
Net income	1,895		–86%	13,673	11,143	12,174	5,938
Restructuring charges	7,567		50%	5,040	1,456	4,453	3,447
Cash flow from operating activities	14,010		–32%	20,597	18,702	17,389	22,031

Year-end position, SEK million
Total assets	283,347		0%	284,363	293,558	269,190	274,996
Property, plant and equipment	16,734		5%	15,901	13,341	11,433	11,493
Stockholders’ equity	139,817		–5%	146,525	144,306	140,204	136,883
Non-controlling interest	675		–20%	841	1,003	1,419	1,600

Per share indicators
Earnings per share, basic, SEK	0.53		–87%	4.17	3.57	3.72	1.80
Earnings per share, diluted, SEK	0.52		–87%	4.13	3.54	3.69	1.78
Dividends per share, SEK	1.00	1)	–73%	3.70	3.40	3.00	2.75
Dividend per share (USD)	0.11		–71%	0.39	0.41	0.46	0.42
Number of shares outstanding (in millions)
end of period, basic	3,269		—	3,256	3,242	3,231	3,220
average, basic	3,263		—	3,249	3,237	3,226	3,216
average, diluted	3,303		1%	3,282	3,270	3,257	3,247

Other information, SEK million
Additions to property, plant and equipment	6,129		–26%	8,338	5,322	4,503	5,429
Depreciations and write-downs/impairments of property, plant and equipment	4,569		–3%	4,689	4,316	4,209	4,012
Acquisitions/capitalization of intangible assets	5,260		1%	5,228	6,184	4,759	13,247
Amortization and write-downs/impairments of intangible assets	4,550		–18%	5,538	5,629	5,928	5,877
Research and development expenses	31,635		–9%	34,844	36,308	32,236	32,833
as percentage of net sales	14.2%		—	14.1%	15.9%	14.2%	14.4%
Inventory turnover days	69		8%	64	64	62	73

Alternative Performance Measures (APMs)2)
Gross margin	29.8%		—	34.8%	36.2%	33.6%	31.6%
Operating margin	2.8%		—	8.8%	7.4%	7.8%	4.6%
EBITA margin	4.0%		—	10.5%	9.3%	9.8%	6.6%
Cash conversion	175.0%		—	85%	84%	79%	116%
Capital employed, SEK million	190,901		–2%	195,150	189,839	180,903	176,653
Return on equity	1.2%		—	9.3%	8.1%	8.7%	4.1%
Return on capital employed	3.2%		—	11.6%	9.8%	10.7%	6.7%
Equity ratio	49.6%		—	51.8%	49.5%	52.6%	50.4%
Capital turnover	1.2		—	1.3	1.2	1.3	1.3
Working capital, SEK million	89,039		–15%	104,811	103,246	106,940	100,619
Gross cash, SEK million	57,877		–13%	66,270	72,159	77,089	76,708
Net cash, SEK million3)	31,191		–24%	41,150	48,014	47,634	48,041

Statistical data, year-end
Number of employees	111,464		–4%	116,281	118,055	114,340	110,255
of which in Sweden	15,303		–10%	17,041	17,580	17,858	17,712
Export sales from Sweden, SEK million	107,036		–9%	117,486	113,734	108,944	106,997

1)	For 2016, as proposed by the Board of Directors.
2)	A reconciliation to the most directly reconcilable line items in the financial statements for 2016 and five comparison years is available on the following pages. Reconciliation of ten years is available in a separate document available on www.ericsson.com/thecompany/investors/financial-reports.
3)	The definition of Net cash has been adjusted in 2016 (Post-employment benefits are no longer included and Interest-bearing securities, non-current are included). Net cash for prior periods has been recalculated using the new definition.

Ericsson Annual Report on Form 20-F 2016

ALTERNATIVE PERFORMANCE MEASURES

This section includes a reconciliation of certain Alternative Performance Measures (APMs) to the most directly reconcilable line items in the financial statements. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation.

The APMs presented in this report may differ from similarly titled measures used by other companies.

Capital employed

SEK million	2016	2015	2014	2013	2012
Total assets	283,347	284,363	293,558	269,190	274,996
Non-interest-bearing provisions and liabilities
Provisions, non-current	946	176	202	222	211
Deferred tax liabilities	2,147	2,472	3,177	2,650	3,120
Other non-current liabilities	2,621	1,851	1,797	1,459	2,377
Provisions, current	5,411	3,662	4,225	5,140	8,427
Trade payables	25,318	22,389	24,473	20,502	23,100
Other current liabilities	56,003	58,663	69,845	58,314	61,108
Capital employed	190,901	195,150	189,839	180,903	176,653

Definition

Total assets less non-interest-bearing provisions and liabilities.

Reason to use

Capital employed represents the value of the balance sheet assets that contributes to revenue and profit generation. It is also used in the calculation of return on capital employed.

Capital turnover

SEK million	2016	2015	2014	2013	2012
Net sales	222,608	246,920	227,983	227,376	227,779
Average capital employed
Capital employed at beginning of period	195,150	189,839	180,903	176,653	186,307
Captial employed at end of period	190,901	195,150	189,839	180,903	176,653
Average capital employed	193,026	192,495	185,371	178,778	181,480
Capital turnover (times)	1.2	1.3	1.2	1.3	1.3

Definition

Net sales divided by average capital employed.

Reason to use

Capital turnover indicates how effectively investment capital is used to generate revenues.

Cash conversion

SEK million	2016	2015	2014	2013	2012
Cash flow from operating activities	14,010	20,597	18,702	17,389	22,031
Net income	1,895	13,673	11,143	12,174	5,938
Adjustments to reconcile net income to cash, see Note 25	6,112	10,611	11,200	9,828	13,077
Net income reconciled to cash	8,007	24,284	22,343	22,002	19,015
Cash conversion (%)	175%	85%	84%	79%	116%

Definition

Cash flow from operating activities divided by the sum of net income and adjustments to reconcile net income to cash, expressed as percent.

Reason to use

The cash conversion target reflects a high focus on cash flow in the company. The measurement has also been used as one of the three targets in the Long-Term Variable Compensation program (LTV).

Ericsson Annual Report on Form 20-F 2016

Earnings per share (non-IFRS)

SEK	2016	2015	2014	2013	2012
EPS diluted	0.52	4.13	3.54	3.69	1.78
Restructuring charges	1.59	1.07	0.31	0.93	0.81
Amortization and write-downs of acquired intangibles	0.55	0.86	0.95	1.00	0.96
EPS (non-IFRS)	2.66	6.06	4.80	5.62	3.55

Definition

Earnings per share (EPS), diluted, excluding amortizations and write-down of acquired intangible assets and excluding restructuring charges.

Reason to use

Restructuring charges vary between years. This measurement gives an indication of the performance without restructuring and without the impact of amortizations and write-down of acquired intangible assets from acquired companies.

EBITA margin

SEK million	2016	2015	2014	2013	2012
Net income	1,895	13,673	11,143	12,174	5,938
Taxes	2,131	6,199	4,668	4,924	4,244
Financial income and expenses	2,273	1,933	996	747	276
Amortization and write-downs of acquired intangibles	2,650	4,139	4,328	4,521	4,553
EBITA	8,949	25,944	21,135	22,366	15,011
Net sales	222,608	246,920	227,983	227,376	227,779
EBITA margin (%)	4.0%	10.5%	9.3%	9.8%	6.6%

Definition

Earnings before interest, taxes, amortization and write-downs of acquired intangibles, as a percentage of net sales.

Reason to use

Amortizations and write-downs of intangible assets are normally non-cash items in the annual income statement, EBITA margin % gives an indication of the financial performance without the impact from acquired companies.

Equity ratio

SEK million	2016	2015	2014	2013	2012
Total equity	140,492	147,366	145,309	141,623	138,483
Total assets	283,347	284,363	293,558	269,190	274,996
Equity ratio (%)	49.6%	51.8%	49.5%	52.6%	50.4%

Definition

Equity, expressed as a percentage of total assets.

Reason to use

An equity ratio above 40% is one of the company’s capital targets. This supports financial flexibility and independence to operate and manage variations in working capital needs as well as to capitalize on business opportunities.

Gross cash

SEK million	2016	2015	2014	2013	2012
Cash and cash equivalents	36,966	40,224	40,988	42,095	44,682
Interest-bearing securities, current	13,325	26,046	31,171	34,994	32,026
Interest-bearing securities, non-current	7,586	—	—	—	—
Gross cash	57,877	66,270	72,159	77,089	76,708

Definition

Cash and cash equivalents plus interest-bearing securities (current and non-current).

Reason to use

Gross cash is showing total available cash and interest-bearing securities and is a parameter for calculating the net cash position.

Ericsson Annual Report on Form 20-F 2016

Gross margin

SEK million	2016	2015	2014	2013	2012
Gross income	66,365	85,819	82,427	76,371	72,080
Net sales	222,608	246,920	227,983	227,376	227,779
Gross margin (%)	29.8%	34.8%	36.2%	33.6%	31.6%

Definition

Reported gross income as a percentage of net sales.

Reason to use

Gross margin shows the difference between net sales and cost of sales, in percentage of net sales. Gross margin is impacted by several factors such as business mix, service share, price development and cost reductions. Gross margin is an important internal measure and this number is also provided in the Income statement as the Company believes that it provides users of the financial statements with a better understanding of the Group’s business development.

Net cash

SEK million	2016	2015	2014	2013	2012
Cash and cash equivalents	36,966	40,224	40,988	42,095	44,682
+ Interest-bearing securities, current	13,325	26,046	31,171	34,994	32,026
+ Interest-bearing securities, non-current	7,586	—	—	—	—
– Borrowings, current	8,033	2,376	2,281	7,388	4,769
– Borrowings, non-current	18,653	22,744	21,864	22,067	23,898
Net cash	31,191	41,150	48,014	47,634	48,041

Definition

Cash and cash equivalents plus interest-bearing securities (current and non-current) less interest- bearing liabilities (which include: non-current borrowings and current borrowings).

Reason to use

A positive net cash position that is larger than the pension liability is one of the company’s capital targets. This creates financial flexibility and independence to operate and manage variations in working capital needs.

Operating expenses, excluding restructuring charges

SEK million	2016	2015	2014	2013	2012
Operating expenses	–60,501	–64,129	–63,408	–58,509	–58,856
Restructuring charges included in R&D expenses	2,739	2,021	304	872	852
Restructuring charges included in selling and administrative expenses	1,353	745	123	924	370
Operating expenses, excluding restructuring charges	–56,409	–61,363	–62,981	–56,713	–57,634

Definition

Reported operating expenses, excluding restructuring charges.

Reason to use

Restructuring charges vary between years and in order to analyse trends in reported expenses overtime, restructuring charges are excluded.

Ericsson Annual Report on Form 20-F 2016

Operating margin

SEK million	2016	2015	2014	2013	2012
Operating income	6,299	21,805	16,807	17,845	10,458
Net sales	222,608	246,920	227,983	227,376	227,779
Operating margin (%)	2.8%	8.8%	7.4%	7.8%	4.6%

Definition

Reported operating income as a percentage of net sales.

Reason to use

Operating margin shows the operating income in percentage of net sales. Operating margin is a key internal measure and this number is also provided in the Income statement as the Company believes that it provides users of the financial statements with a better understanding of the Group’s financial performance both short and long term.

Return on capital employed

SEK million	2016	2015	2014	2013	2012
Operating income	6,299	21,805	16,807	17,845	10,458
Financial income	–115	525	1,277	1,346	1,708
Total Operating income + Financial income	6,184	22,330	18,084	19,191	12,166
Average capital empolyed
Capital employed at beginning of period	195,150	189,839	180,903	176,653	186,307
Capital employed at end of period	190,901	195,150	189,839	180,903	176,653
Average capital empolyed	193,026	192,495	185,371	178,778	181,480
Return on capital employed (%)	3.2%	11.6%	9.8%	10.7%	6.7%

Definition

The total of operating income plus financial income as a percentage of average capital employed.

Reason to use

Return on capital employed is a measure of the profitability after taking into account the amount of capital used. A higher return on capital employed indicates a more efficient use of capital.

Return on equity

SEK million	2016	2015	2014	2013	2012
Net income attributable to stockholders of the Parent Company	1,716	13,549	11,568	12,005	5,775
Average stockholders’ equity
Stockholders’ equity, beginning of period	146,525	144,306	140,204	136,883	143,105
Stockholders’ equity, end of period	139,817	146,525	144,306	140,204	136,883
Average stockholders’ equity	143,171	145,416	142,255	138,544	139,994
Return on equity (%)	1.2%	9.3%	8.1%	8.7%	4.1%

Definition

Net income attributable to stockholders of the Parent Company as a percentage of average stockholders’ equity.

Reason to use

Return on equity is a measure of the profitability in relation to the book value of shareholder equity. Return on equity is a measure of how investments are used to generate earnings growth.

Ericsson Annual Report on Form 20-F 2016

Sales growth adjusted for comparable units and currency

SEK million	2016	2015	20141)
Net sales	222,608	246,920	227,983
Acquired/divested business	–313	–422	–2,590
Net FX impact	254	–30,307	–10,409
Comparable net sales, excluding FX impact	222,549	216,191	214,984
Sales growth adjusted for comparable units and currency (%)	–10%	–5%	–4%

1)	Partly adjusted for the initial IPR payment from Samsung in the fourth quarter 2013.

Definition

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations.

Reason to use

Ericsson’s presentation currency is SEK while the total revenues are mainly in other currencies. Reported sales growth is dependent on fluctuations in SEK versus other currencies and in addition acquired or divested business can have an impact on reported net sales. Sales growth adjusted for comparable units and currency shows the underlying sales development without these parameters.

Working capital

SEK million	2016	2015	2014	2013	2012
Current assets	175,771	189,525	201,789	190,896	193,254
Current non-interest-bearing provisions and liabilities
Provisions, current	–5,411	–3,662	–4,225	–5,140	–8,427
Trade payables	–25,318	–22,389	–24,473	–20,502	–23,100
Other current liabilities	–56,003	–58,663	–69,845	–58,314	–61,108
Working capital	89,039	104,811	103,246	106,940	100,619

Definition

Current assets less current non-interest-bearing provisions and liabilities (which include: current provisions; trade payables and other current liabilities).

Reason to use

Due to the need to optimize cash generation to create value for Ericsson’s shareholders, management focuses on working capital and reducing lead times between orders booked and cash received. Managing and reducing Working capital is key for reaching the Cash conversion target of the Long-Term Variable Compensation program (LTV).

Ericsson Annual Report on Form 20-F 2016

FINANCIAL TERMINOLOGY

CAPEX

Capital expenditures.

Capital employed

Total assets less non-interest-bearing provisions and liabilities (which includes non-current provisions; deferred tax liabilities; other non-current liabilities; current provisions; trade payables and other current liabilities).

Capital turnover

Net sales divided by average capital employed.

Cash conversion

Cash flow from operating activities divided by the sum of net income and adjustments to reconcile net income to cash, expressed as percent.

Cash dividends per share

Dividends paid divided by average number of basic shares.

Compound annual growth rate (CAGR)

The year-over-year growth rate over a specified period of time.

Days sales outstanding (DSO)

Trade receivables balance at quarter end divided by net sales in the quarter and multiplied by 90 days. If the amount of trade receivables is larger than last quarter’s sales, the excess amount is divided by net sales in the previous quarter and multiplied by 90 days, and total DSO are the 90 days of the most current quarter plus the additional days from the previous quarter.

Earnings per share (EPS)

Basic earnings per share: profit or loss attributable to stockholders of the Parent Company divided by the weighted average number of ordinary shares outstanding during the period.

Earnings per share (EPS diluted)

The weighted average number of shares outstanding, adjusted for the effects of all dilutive potential ordinary shares.

Earnings per share (non-IFRS)

Earnings per share (EPS), diluted, excluding amortizations and write-down of acquired intangible assets and excluding restructuring charges.

EBITA margin

Earnings before interest, taxes, amortization and write-downs of acquired intangibles (intellectual property rights, trademarks and other intangible assets, see Note C10 “Intangible assets”) as a percentage of net sales.

Equity ratio

Equity, expressed as a percentage of total assets.

Gross cash

Cash and cash equivalents plus interest-bearing securities (current and non-current).

Gross margin

Reported gross income as a percentage of net sales.

Inventory turnover days (ITO days)

365 divided by inventory turnover, calculated as total cost of sales divided by the average inventories for the year (net of advances from customers).

Net cash

Cash and cash equivalents plus interest-bearing securities (current and non-current) less interest-bearing liabilities (which include non-current borrowings and current borrowings).

Operating margin

Reported operating income as a percentage of net sales.

OPEX

Operational expenses.

P/E ratio

The P/E ratio is calculated as the price of a Class B share at last day of trading divided by earnings per basic share.

Payable days

The average balance of trade payables at the beginning and at the end of the year divided by cost of sales for the year, and multiplied by 365 days.

Return on capital employed

The total of operating income plus financial income as a percentage of average capital employed (based on the amounts at January 1 and December 31).

Return on equity

Net income attributable to stockholders of the Parent Company as a percentage of average stockholders’ equity (based on the amounts at January 1 and December 31).

Sales growth, adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations.

Total shareholder return (TSR)

The increase or decrease in Class B share price during the period, including dividend, expressed as a percentage of the share price at the start of the period.

Value at risk (VaR)

A statistical method that expresses the maximum potential loss that can arise with a certain degree of probability during a certain period of time.

Working capital

Current assets less current non-interest-bearing provisions and liabilities (which include current provisions, trade payables and other current liabilities).

Exchange rates

Exchange rates in consolidation

	January–December
	2016	2015
SEK/EUR
Average rate1)	9.44	9.34
Closing rate	9.56	9.17
SEK/USD
Average rate1)	8.56	8.39
Closing rate	9.06	8.40

1)	Average for the year for disclosure purpose only. Period income and expenses for each income statement are translated at period average exchange rates.

Ericsson Annual Report on Form 20-F 2016

GLOSSARY

2G

The first digital generation of mobile systems. Includes GSM, TDMA, PDC and cdmaOne.

3G

Third generation mobile system. Includes WCDMA/HSPA, CDMA2000 and TD-SCDMA.

4G

See LTE.

Backhaul

Transmission between radio base stations and the core network.

BSS

Business support systems.

CAGR

Compound Annual Growth Rate.

CDMA

Code Division Multiple Access. A radio technology on which the cdmaOne (2G) and CDMA2000 (3G) mobile communication standards are both based.

Cloud

When data and applications reside in the network.

CO2e

The amount of a particular greenhouse gas, expressed as the amount of carbon dioxide that gives the same greenhouse effect.

EDGE

An enhancement of GSM. Enables the transmission of data at speeds up to 250 kbps (Evolved EDGE up to 1 Mbps.)

EPC

Evolved Packet Core. The core network of the LTE system.

Global ICT Centers

Ericsson has built three Global ICT Centers, facilities that allow the connection of both Telco and ICT (Information Communication Technology) equipment and allow access by over 20,000 engineers globally.

GRI G4 core

G4 is the fourth generation of GRI Sustainability Reporting Guidelines. There are two options to report in accordance with the Guidelines: Core and Comprehensive. These options designate the content to be included for the report to be prepared ‘in accordance’ with the Guidelines. The Core option contains the essential elements of a sustainability report. The Core option provides the background against which an organization communicates the impacts of its economic, environmental and social and governance performance.

GSM

Global System for Mobile Communications. A first digital generation mobile system.

HDS 8000

A product announced by Ericsson in 2015. Ericsson HDS 8000 (Hyperscale Datacenter System) is a new generation of hyperscale data-center systems that uses Intel® Rack Scale Architecture.

Heterogeneous network

Densification and enhancement of a network to increase capacity.

HSPA

High Speed Packet Access. Enhancement of 3G/WCDMA that enables mobile broadband.

ICT

Information and Communication Technology.

IMS

IP Multimedia Subsystem. A standard for voice and multimedia services over mobile and fixed networks using IP.

IP

Internet Protocol. Defines how information travels between network elements across the internet.

IPR

Intellectual Property Rights.

IPTV

IP Television. A technology that delivers digital television via fixed broadband access.

JV

Joint Venture.

LTE

Long-Term Evolution. 4G; the evolutionary step of mobile technology beyond HSPA, allowing data rate above 100 Mbps.

M-commerce

Mobile commerce.

M2M

Machine-to-machine communication.

Managed services

Management of operator networks and/or hosting of their services.

Mobile broadband

Wireless high-speed internet access using the HSPA, LTE and CDMA2000EV-DO technologies.

Networked Society

Ericsson’s vision of what will happen when everything that can benefit from being connected is connected, empowering people, business and society.

NFV

Network Functions Virtualization. Software implementation of network functions that can be deployed in virtualized infrastructure, offering efficient orchestration, automation and scalability.

OSS

Operations Support Systems.

SDN

Software-Defined Network. A programmable network with physical separation of decisions about where network traffic is sent (control plane), from the underlying system that forward traffic to the selected destinations (data plane).

VoLTE (Voice over LTE)

VoLTE, based on the IP Multimedia Subsystem (IMS), is a voice service delivered as data flows in LTE, over time replacing the legacy circuit-switched voice network.

WCDMA

Wideband Code Division Multiple Access. A 3G mobile communication standard. WCDMA builds on the same core network infrastructure as GSM.

xDSL

Digital Subscriber Line technologies for broadband multimedia communications in fixed-line networks. Examples: IP-DSL, ADSL and VDSL.

The terms “Ericsson”, “the Company”, “the Group”, “us”, “we”, and “our” all refer to Telefonaktiebolaget LM Ericsson and its subsidiaries.

Ericsson Annual Report on Form 20-F 2016

SHAREHOLDER INFORMATION

Telefonaktiebolaget LM Ericsson’s Annual General Meeting of shareholders 2017 will be held on March 29, 2017, at 3.00 p.m. at Kistamässan, Arne Beurlings Torg 5, Kista/Stockholm, Sweden.

Registration and notice of attendance

Shareholders who wish to attend the Annual General Meeting must:

•	Be recorded in the share register kept by Euroclear Sweden AB (the Swedish Securities Registry) on Thursday, March 23, 2017; and

•

Give notice of attendance to the Company at the latest on Thursday March 23, 2017. Notice of attendance can be given by telephone: +46 8 402 90 54 on weekdays between 10 a.m. and 4 p.m., or on Ericsson’s website: www.ericsson.com

Notice of attendance may also be given in writing to:

Telefonaktiebolaget LM Ericsson

General Meeting of shareholders

Box 7835, SE-103 98 Stockholm, Sweden

When giving notice of attendance, please state the name, date of birth or registration number, address, telephone number and number of assistants, if any.

The meeting will be conducted in Swedish and simultaneously translated into English.

Shares registered in the name of a nominee

In addition to giving notice of attendance, shareholders having their shares registered in the name of a nominee must request the nominee to temporarily enter the shareholder into the share register as per Thursday, March 23, 2017, in order to be entitled to attend the meeting. The shareholder should inform the nominee to that effect well before that day.

Proxy

Shareholders represented by proxy shall issue and submit to the Company a power of attorney for the representative. A power of attorney issued by a legal entity must be accompanied by a copy of the entity’s certificate of registration, or if no such certificate exists, a corresponding document of authority. Such documents must not be older than one year unless the power of attorney explicitly provides that it is valid for a longer period, up to a maximum of five years. In order to facilitate the registration at the Annual General Meeting, the original power of attorney, certificates of registration and other documents of authority should be sent to the Company in advance to the address above for receipt by Tuesday, March 28, 2017. Forms of power of attorney in Swedish and English are available on Ericsson’s website: www.ericsson.com.

Dividend

The Board of Directors has decided to propose the Annual General Meeting to resolve on a dividend of SEK 1.00 per share for the year 2016 and that Friday, March 31, 2017 will be the record date for dividend.

Financial information from Ericsson

2016 Form 20-F for the US market April 26, 2017

Interim reports 2017	•	Q1, April 25, 2017	•	Q3, October 20, 2017
	•	Q2, July 18, 2017	•	Q4, January 31, 2018

Annual Report 2017 March, 2018

Ericsson Annual Report on Form 20-F 2016

MORE INFORMATION

Information about Ericsson and its development is available on the website: www.ericsson.com

Annual and interim reports and other relevant shareholder information can be found at: www.ericsson.com/investors

Ericsson issues a separate Sustainability and Corporate Responsibility Report. www.ericsson.com/thecompany/ sustainability_corporateresponsibility

For printed publications

A printed copy of the Annual Report is provided on request.

Strömberg Distribution

SE-120 88 Stockholm, Sweden

Phone: +46 8 449 89 57

Email: ericsson@strd.se

In the United States

Ericsson’s Transfer Agent Deutsche Bank, Deutsche Bank Shareholder Services American Stock Transfer & Trust Company

Registered holders

Toll-free number: +1 (800) 937-5449

Interested investors

Direct dial: +1 (718) 921-8124

Email: DB@amstock.com

Ordering a hard copy of the Annual Report

Phone: +1 (888) 301 2504

Contact details

Ericsson headquarters

Torshamnsgatan 21

Kista, Stockholm, Sweden

Registered office

Telefonaktiebolaget LM Ericsson

SE-164 83 Stockholm, Sweden

Investor relations

For questions on the Company,

please contact Investor Relations:

Phone: +46 (10) 719 00 00

Email: investor.relations@ericsson.com

Ericsson Annual Report 2016

Project management

Ericsson Investor Relations

Design and production

Hallvarsson&Halvarsson

Group Management, Board of Directors photography

Per Myrehed

Printing

Göteborgstryckeriet 2017

Printed on Amber Graphic